Form 10-K, Exhibit 13
period 1993-12-31
HILTON HOTELS CORP
filed 1994-03-29
CIK 47580

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


FINANCIAL CONDITION

Cash Flow and Working Capital         Net cash provided by operating activities
                                      increased to $226.9 million in 1993 from $226.7 million in 1992 and $223.6 million in 1991. In 1993 the Company's working capital increased $138.5 million to
                                      $449.1 million.
                                        Capital expenditures, including those
                                      financed with construction payables, were
                                      $157.0 million in 1993, while new
                                      investments totaled $104.7 million.
                                      Capital expenditures and new investments totaled $222.2 million and $53.6 million, respectively, in 1992, and $78.0 million and $100.1 million, respectively, in
                                      1991.
                                        In 1993 the Company continued its
                                      strategy of improving and expanding its
                                      worldwide gaming operations. In Nevada, the Flamingo Hilton-Las Vegas commenced an estimated $105 million project to build a 600-room tower, add new meeting and ballroom facilities and create a themed recreation area. This project is scheduled for completion in December
                                      1994.  During 1993 the Reno Hilton
                                      completed a $16.8 million refurbishment
                                      of its 2,001 guest rooms, while the Las
                                      Vegas Hilton completed an $18.1 million
                                      exterior renovation.  In 1994 the Las
                                      Vegas Hilton will construct three luxury suites for use by premium players. This
                                      $40.0 million project is scheduled for
                                      completion in November 1994.
                                        In 1993 the Company commenced
                                      construction of a $28.0 million,
                                      1,500-passenger riverboat casino to be
                                      used on an interim basis in approved
                                      riverboat gaming jurisdictions where the
                                      Company is in the process of constructing permanent facilities. This interim boat, with its 20,000 square feet of casino space, opened as "Hilton's Queen of New
                                      Orleans" in February 1994 and is docked
                                      adjacent to the New Orleans Hilton
                                      Riverside. This vessel will be replaced in late 1994 by a 2,400-passenger permanent riverboat with 30,000 square feet of casino space. The permanent boat is part of a $57.0 million joint venture, of which the Company owns a 50% interest.
                                      The joint venture is financing this
                                      project with $38.5 million in bank debt
                                      and the balance in partner contributions.
                                      The interim riverboat is 100% owned by
                                      the Company and is being leased to the
                                      joint venture until the permanent boat is completed.
                                        In January 1993 the Company was named
                                      the exclusive developer of two riverboat casinos in Kansas City, Missouri.
                                      Subject to voter approval in April 1994
                                      of state and city-wide gaming proposals
                                      and the receipt of all required gaming
                                      licenses, the Company anticipates the
                                      first boat to begin operating in late
                                      summer 1994 and will carry 1,500
                                      passengers and feature a 20,000
                                      square-foot casino.  The second boat,
                                      scheduled to open in mid-1995, will have a capacity of 2,000 passengers and 30,000 square-feet of casino space. This $132.2 million effort, which includes significant infrastructure improvements at both sites, will be partially financed with Port Authority of Kansas City Bonds and the balance through partner loans and contributions. The Company will have a 90 percent ownership interest in this project.
                                        The Company and its partners are also
                                      seeking licensing approval for an
                                      estimated $120 million riverboat casino
                                      in Michigan City, Indiana.  Licensing
                                      consideration is expected to begin in
                                      spring 1995.
                                        Internationally, the Company is
                                      developing new hotel-casinos in a number of venues. In December 1993 the Provincial Government of Ontario, Canada awarded a consortium, of which the Company has one-third interest, the exclusive right to develop and operate the Province's first casino in Windsor, located immediately across from Detroit,
                                      Michigan.  This estimated $300 million
                                      facility, scheduled to open in early
                                      1996, will include a 75,000 square-foot
                                      casino, a 300-room hotel, dining
                                      facilities and recreational amenities. A temporary casino with 60,000 square-feet of casino space is scheduled to open in spring 1994. This project will be financed with a combination of long-term debt and equity.


TWENTY-EIGHT

                                        Construction is proceeding on the
                                      Conrad Treasury, a hotel-casino in
                                      Brisbane, Australia.  Scheduled for an
                                      early 1995 opening, this project will
                                      include a 65,000 square-foot casino and a 136-room luxury hotel. The Conrad Treasury is owned by Jupiters Limited, a partially owned affiliate, and will be operated by Conrad Hotels, the Company's international subsidiary.
                                        In early 1996, Conrad Hotels
                                      anticipates the opening of a new
                                      hotel-casino resort in Punta del Este,
                                      Uruguay.  This estimated $110 million
                                      facility will feature a 300-room hotel
                                      and a 35,000 square-foot casino.  This
                                      20% owned venture will be financed with a
                                      combination of long-term debt and equity.
                                        The Company's Hotels Division has been
                                      deliberate in its approach to developing
                                      new properties because of significant
                                      overbuilding in the industry.  No new
                                      construction of Company owned hotels is
                                      currently underway. Growth in the hotel segment will primarily occur through conversions of existing properties to the Hilton brand domestically, expansion of the Conrad system overseas and the development and management of vacation ownership resorts.
                                        In November 1993 the Company and its
                                      partners acquired the former Hyatt
                                      Regency Waikoloa on the Big Island of
                                      Hawaii.  Renamed the Hilton Waikoloa
                                      Village, this 1,241-room property sits on 62 acres and includes a wide variety of sports and recreational amenities. The Company manages the property and owns a 13.3% interest.
                                        In June 1993 the Company increased its
                                      ownership in the partnerships that own
                                      the 1,602-room New Orleans Hilton
                                      Riverside and the adjacent land.  The
                                      Company believes the New Orleans market
                                      will continue to grow as a popular
                                      convention and leisure travel destination as that city's gaming operations expand.
                                        The Company is currently developing,
                                      through its 50% owned Hilton Grand
                                      Vacations Company joint venture, a
                                      200-unit vacation ownership resort
                                      adjacent to the Flamingo Hilton-Las Vegas and a 360-unit resort at Sea World Village in Orlando, Florida. The Las Vegas project is scheduled for completion in early 1995, and the first phase of the Orlando project is anticipated to be completed in summer 1995. Project costs for both developments will be funded by the Company in the form of revolving loan facilities aggregating approximately $100 million.
                                        The Company is committed to keeping its
                                      properties in first-class condition.
                                      Refurbishment programs are continually
                                      underway at the Company's hotel and
                                      hotel-casino properties.  Capital
                                      expenditures and investments in 1994,
                                      including the funding requirements
                                      associated with the aforementioned
                                      projects, will approximate $500 million.
                                      The Company intends to fund its portion
                                      of these capital expenditures and new
                                      investments through internal cash flows
                                      and available debt capacity or new
                                      borrowings.

Long-Term Debt                        Long-term debt at December 31, 1993
                                      totaled $1.1 billion, 46 percent of the
                                      Company's total capital.  Under
                                      registration statements currently on file with the Securities and Exchange
                                      Commission, the Company can offer up to
                                      $999.2 million in either senior notes or a combination of senior and subordinated notes, with the subordinated notes limited to $300 million.
                                        The Company also has authorization to
                                      issue up to $300 million in private debt securities. However, the maximum principal amount of public debt securities and private debt securities, either exclusively in the form of public senior debt securities, or alternatively in the form of one or more combinations of public senior debt securities, public subordinated debt securities and private debt securities, is limited to $1.0 billion.
                                        Available financing under the
                                      aforementioned authorizations totaled
                                      $312.6 million at December 31, 1993.
                                        The Company has authorization to issue
                                      $600 million of commercial paper.  At
                                      December 31, 1993 the Company had $347.6 million in available long-term revolving credit lines supporting the issuance of commercial paper. At December 31, 1993 the Company had total commercial paper borrowings of $358.4 million, of which $347.6 million was classified as long-term by virtue of its credit agreements. Available commercial paper financing at December 31, 1993 was $241.6 million.

Stockholders' Equity                  Stockholders' equity increased $54.2
                                      million in 1993 to $1.1 billion or $22.11 per share. Book value per share was $21.02 in 1992 and $20.06 in 1991.
                                      Dividends paid on common shares in 1993
                                      were $1.20 per share, the same as in 1992 and 1991.


                                                                     TWENTY-NINE

Other Matters                         In September 1992 a lawsuit was initiated
                                      by AMRIS, an affiliate of AMR
                                      Corporation, against affiliates of
                                      Marriott Corporation (Marriott), Budget
                                      Rent-A-Car, Inc. (Budget) and the
                                      Company.  The lawsuit related to the
                                      formation of a joint venture in 1988
                                      among the partners to develop CONFIRM, an integrated travel reservation system using state-of-the-art computer technology. In April 1992 AMRIS, the developer of CONFIRM, advised the other partners that the scheduled delivery and installation of CONFIRM in mid-1992 would be delayed approximately 15 to 18
                                      months.  After evaluating the impact of
                                      this delay, Marriott, Budget and the
                                      Company chose to discontinue their
                                      involvement with the project.  In January
                                      1994 the Company and its partners agreed to a settlement, pursuant to which the Company recovered the full amount of its investment in the partnership.
                                        In October 1991 a lawsuit was initiated
                                      by Hilton International Co. (HI) against the Company. In this action, HI alleges generally that the development and marketing by the Company of its hotels outside of the United States under the Conrad name violate the terms of certain agreements between HI and the Company.
                                      In 1964 the Company spun off its Hilton
                                      International operations to the Company's stockholders and entered into an agreement with HI, as subsequently amended, generally granting the Company certain rights with respect to the Hilton service mark in the United States and HI certain rights to the Hilton service mark outside the United States. The complaint seeks, among other things, injunctive relief against use by the Company of the Conrad name for its hotels outside of the United States and damages in excess of $100 million. The Company believes that this action is without merit and is defending against it vigorously.
                                        In management's opinion, disposition of
                                      the HI lawsuit is not expected to have a material effect on the Company's financial position.


RESULTS OF OPERATIONS

Fiscal 1993 Compared with Fiscal 1992

Overview The Company's net income decreased one percent, before the cumulative effect of accounting changes, to $102.7 million or $2.14 per share, compared to $103.9 million or $2.17 per share in 1992. The accounting changes are related to the January 1, 1993 implementation of new accounting standards for income taxes and postretirement benefits and resulted in additional net income of $3.4 million or $.07 per share. Total operating income increased nine percent to $239.9 million in 1993 compared to $219.9 million in 1992.

Hotels The hotel segment includes the consolidated results of the Company's domestic full service and all-suite properties. The results also include equity income from unconsolidated affiliates, management fees from both domestic and international hotel properties and franchise fees. At December 31, 1993 the Company owned, partially owned, managed and franchised 18, 15, 26 and 171 properties, respectively, totaling approximately
                                      83,000 rooms world-wide.
                                        Consolidated hotel revenue increased 11
                                      percent in 1993 to $520.0 million.
                                      Revenue per available room (RPAR) is a
                                      measure of hotel revenue generation.
                                      RPAR for domestic hotels increased less
                                      than one percent in 1993, while inflation as measured by the Consumer Price Index For All Urban Consumers measured 2.7 percent. During the past four years, domestic RPAR has not kept pace with inflation due to the combined effects of a sluggish economy and industry overbuilding. Occupancy for hotels owned or managed increased to 67 percent in 1993 compared to 66 percent in 1992. Average room rates increased less than one percent over 1992.
                                        Hotel operating income, primarily
                                      income from hotel interests and
                                      management and franchise fee income,
                                      increased five percent in 1993 to $96.2
                                      million.  Operating income in 1993 was
                                      adversely impacted by a $12.5 million
                                      reserve for a loan made to a managed
                                      property.  Excluding this charge,
                                      operating income increased 19 percent
                                      over the prior year.
                                        Fluctuations in hotel operating income
                                      are significantly influenced by the
                                      operating results of the Company's
                                      principal downtown, airport and resort
                                      locations where it has large equity
                                      interests. During 1993 many of the
                                      Company's airport and secondary market
                                      locations posted income gains over the
                                      prior year.  Combined results from the
                                      Company's wholly-owned and partially
                                      owned airport properties increased $6.5
                                      million over the prior year, including a $3.4 million increase in operating


THIRTY
                                      income at the O'Hare Hilton.  The O'Hare
                                      Hilton reopened as a wholly-owned
                                      property in July 1992.  The 1993 period
                                      also benefited from improved results at
                                      the 50% owned San Francisco Hilton and
                                      Towers and the 46.8% owned New Orleans
                                      Hilton Riverside as well as lower
                                      expenses for the Company's self-insurance and frequent traveler programs.
                                        Operating income from the Company's
                                      hotels in New York City improved slightly over the prior year, while results from the 50% owned Hilton Hawaiian Village declined $5.1 million from 1992. Recessionary conditions in California and Japan continued to adversely impact leisure travel to Hawaii.
                                        Management and franchise fee revenue
                                      increased $6.3 million in 1993 to $78.7
                                      million. Fee revenue is based primarily on operating revenues at managed properties and rooms revenue at franchised properties.
                                        The Company has an ongoing program of
                                      actively monitoring and improving its
                                      franchise hotels. In 1993, 14 franchise contracts, representing some 3,300 rooms, were terminated by the Hilton Inns franchise system, many due to noncompliance with the Company's standards. Four properties and 1,029 rooms were added to the franchise system in 1993.
                                        In addition to the Hilton Waikoloa
                                      Village, in 1993 the Company opened
                                      and/or assumed management of five
                                      properties in which it holds no equity
                                      interest: the 1,000-suite Innisbrook
                                      Hilton Resort near Tampa, Florida, the
                                      405-room Brunswick Hilton in East
                                      Brunswick, New Jersey, the 376-room
                                      Newark Airport Hilton, also in New
                                      Jersey, the 269-room Conrad Brussels in
                                      Belgium and the 565-room Astir Palace
                                      Hotel in Greece.
                                        Future operating results could be
                                      adversely impacted by industry
                                      overcapacity and weak demand.  These
                                      conditions may limit the Company's
                                      ability to pass through inflationary
                                      increases in operating costs in the form of higher rates. Increases in transportation and fuel costs could also unfavorably impact future results. The Company believes, however, that its strong financial condition, coupled with its market presence and marketing efforts, will enable it to remain highly competitive.

Gaming The gaming segment includes five Nevada hotel-casinos and equity income and management fees from partially owned hotel-casinos in Queensland, Australia and Istanbul, Turkey.
                                        The Company's Nevada gaming operations
                                      offer a diversified product and service
                                      mix which appeal to a broad spectrum of
                                      customers. The Flamingo Hilton-Las Vegas caters to the broad Las Vegas middle market, while the Las Vegas Hilton caters to premium players as well as the convention market. The Flamingo Hilton-Reno focuses on middle market activity, while the Flamingo
                                      Hilton-Laughlin targets the budget market segment. The Reno Hilton, acquired in August 1992, targets both convention and middle market activity.
                                        Total gaming revenue increased 15
                                      percent to $873.5 million in 1993
                                      compared to $759.2 million in 1992.
                                      Casino revenue, a component of gaming
                                      revenue, was $502.1 million in 1993
                                      compared to $438.8 million in 1992.
                                      Operating income was $170.5 million in
                                      1993, an 11 percent increase from $153.4 million in 1992.
                                        Operating income at the Flamingo
                                      Hilton-Las Vegas increased $7.3 million
                                      in 1993, while the Reno Hilton,
                                      benefiting from its first full year of
                                      operation, increased $5.4 million over
                                      the prior year. Operating income at the Flamingo Hilton properties in Laughlin and Reno also improved over the prior year.
                                        Results at the Las Vegas Hilton are
                                      more volatile than the Company's other
                                      casinos since this property targets the
                                      premium play segment of the market.
                                      Operating income at this property,
                                      however, remained consistent with 1992
                                      levels.
                                        Equity income and management fees from
                                      the 19.9% owned Conrad & Jupiters Casino in Australia increased $2.7 million over the prior year. Results from the 25% owned Conrad Istanbul were not significant.
                                        Occupancy for the Nevada hotel-casinos
                                      was 89 percent and 87 percent in 1993 and 1992, respectively. Average room rates increased three percent in 1993.
                                        The competitive environment in Las
                                      Vegas has been impacted by new capacity
                                      additions.  In 1993 three competitors
                                      opened large new theme casinos in Las
                                      Vegas.  The addition of these casinos
                                      increased Las Vegas' existing room
                                      inventory by an estimated 14 percent, or 10,500 rooms. These additions could adversely impact the Company's gaming income in the future.


                                                                      THIRTY-ONE

Interest and Dividend                 Interest and dividend income increased
Income/Expense                        $5.4 million in 1993 to $21.8 million due
                                      to higher investable balances. Interest expense, net of amounts capitalized, increased $13.5 million to $80.4 million due to higher average debt levels and lower amounts of capitalized interest on construction projects. Net interest expense from unconsolidated affiliates increased $3.4 million in 1993 to $14.6 million.

Income Taxes                          The effective income tax rate in 1993 was
                                      36.2% compared to 34.7% in 1992.  The
                                      Company's effective income tax rate is
                                      determined by the level and composition
                                      of pretax income and the mix of income
                                      subject to varying foreign, state and
                                      local taxes.  The 1993 effective income
                                      tax rate benefited from $9.0 million in
                                      credits resulting from the favorable
                                      resolution of Federal and state income
                                      taxes for prior years.  These credits
                                      were partially offset by a $5.0 million
                                      increase in the provision for income
                                      taxes due to the enactment of the Omnibus
                                      Budget Reconciliation Act of 1993 which, among other things, increased the Federal income tax rate for corporations from 34 percent to 35 percent retroactive to January 1, 1993. Of the $5.0 million increase, $3.3 million was attributable to the measurement of deferred income tax assets and liabilities at the current enacted rate, as required by current accounting standards.

Property Transactions                 The loss from property transactions in
                                      1993 includes a pretax write-off of $4.3 million resulting from the demolition of certain facilities at the Flamingo
                                      Hilton-Las Vegas to permit further
                                      expansion at that property.

Foreign Currency Losses               International operations are subject to
                                      certain economic and political risks,
                                      including foreign currency fluctuations.
                                      The Company monitors its foreign
                                      operations and, where appropriate, adopts hedging strategies to minimize the impact of changing economic and political environments. The foreign currency losses of $1.3 million are primarily due to exchange adjustments arising from the remeasurement of the Company's operations in Turkey into U.S. dollars.

New Accounting Standards              In February 1992 the Financial Accounting
                                      Standards Board (FASB) issued Statement
                                      of Financial Accounting Standards (SFAS)
                                      No. 109, Accounting for Income Taxes,
                                      which superseded previously issued
                                      standards.  The Company adopted SFAS No.
                                      109 effective January 1, 1993.  As
                                      permissible under the new standard, the
                                      Company reflected the impact as a
                                      cumulative adjustment in the 1993 first
                                      quarter and did not restate prior
                                      periods.  The new standard had a
                                      favorable impact on net income of $8.0
                                      million.
                                        In December 1990 the FASB issued SFAS
                                      No. 106, Employers' Accounting for
                                      Postretirement Benefits Other Than
                                      Pensions.  The Company adopted SFAS No.
                                      106 effective January 1, 1993.  As
                                      permissible under the new standard, the
                                      Company reflected the impact as a
                                      cumulative adjustment in the 1993 first
                                      quarter and did not restate prior
                                      periods. The new standard resulted in a charge to net income of $4.6 million, net of a $2.3 million deferred tax benefit.

Fiscal 1992 Compared with Fiscal 1991

Overview The Company's net income increased 23 percent to $103.9 million or $2.17 per share compared to $84.3 million or $1.76 per share in 1991. Total operating income increased 19 percent to $219.9 million in 1992 compared to $184.8 million in 1991.

Hotels Consolidated hotel revenue increased six percent in 1992 to $470.4 million. Excluding the revenues of the O'Hare Hilton, which reopened as a wholly-owned property at the end of July, consolidated hotel revenues increased three percent.
                                        Hotel operating income decreased two
                                      percent to $91.5 million.  Operating
                                      income in 1992 included start-up losses
                                      associated with the reopening of the
                                      O'Hare Hilton and expenses incurred in
                                      the rollout of the Company's new vacation ownership venture. Adjusting for these losses, operating income increased one percent over 1991.
                                        In 1992 many of the Company's airport
                                      and secondary market locations showed
                                      significant improvement over 1991's war
                                      and recession depressed results.
                                      However, conditions were difficult


THIRTY-TWO
                                      in the Company's primary business travel markets, particularly New York City and Chicago. Combined operating income from the Waldorf-Astoria, the New York Hilton and the Chicago Hilton declined $10.1 million from 1991.
                                        The dual pressures of excess supply,
                                      caused by industry overbuilding, and weak demand, primarily due to the recessionary economy, adversely impacted the Company's large downtown business and convention hotels. Competition for available demand in these markets was intense and put significant pressure on room rates. Average rates were at or below 1990 levels at many of the Company's larger properties. These conditions resulted in lower operating margins as hotels were unable to increase rates to offset increases in wages and the cost of goods and services.
                                        Operating income from the Hilton
                                      Hawaiian Village increased slightly over
                                      1991 results.  While international
                                      leisure travel rebounded from the
                                      difficult 1991 period, results were
                                      hampered by a decline in convention room nights and the fact that Hawaii was not included in the domestic airfare discount programs offered during the summer of 1992.
                                        Management and franchise fee revenue
                                      increased $3.0 million in 1992 to $72.4
                                      million. Occupancy for hotels owned or
                                      managed increased to 66 percent in 1992
                                      compared to 64 percent in 1991. Average room rates were down fractionally from 1991.

Gaming Total gaming revenue increased 14 percent to $759.2 million in 1992 compared to $668.8 million in 1991. Casino revenue, a component of gaming revenue, was $438.8 million in 1992 compared to $392.4 million in the prior year. Operating income was $153.4 million in 1992, a 33 percent increase from $115.0 million in 1991. Adjusting for the results of the new Reno Hilton, revenue, casino revenue and operating income increased six percent, five percent and thirty percent, respectively, from 1991 on a comparable basis.
                                        Operating income at the Flamingo Hilton
                                      properties in Las Vegas and Laughlin
                                      increased $2.6 million and $10.0 million, respectively, from 1991 on the strength of increased slot win and higher occupancies and average room rates. In 1991 room rates were discounted to stimulate business both during and after the Persian Gulf war.
                                        Operating income at the Las Vegas
                                      Hilton increased $23.4 million over 1991 primarily due to an $18.5 million decrease in bad debt expense. In 1991 the Las Vegas Hilton increased its bad debt reserves by $13.9 million due to less than anticipated collections on receivables from premium players.
                                        Operating income from the Flamingo
                                      Hilton-Reno increased $2.3 million over
                                      1991 due to a higher slot win.  Equity
                                      income and management fees from Conrad &
                                      Jupiters Casino in Australia decreased
                                      slightly from the prior year.
                                        Occupancy for the Nevada hotel-casinos
                                      was 87 percent and 85 percent in 1992 and 1991, respectively. Average room rates increased five percent in 1992 compared to a decrease of 12 percent in 1991.

Interest and Dividend                 Interest and dividend income increased
Income/Expense                        $5.1 million in 1992 to $16.4 million
                                      primarily due to higher investable
                                      balances.  Interest expense, net of
                                      amounts capitalized, increased $8.8
                                      million to $66.9 million in 1992 due to
                                      higher average debt levels. Net interest expense from unconsolidated affiliates decreased $4.4 million in 1992 to $11.2 million, principally due to lower debt levels and interest rates.

Income Taxes                          The effective income tax rate in 1992 was
                                      34.7% compared to 31.4% in 1991.  The
                                      1991 provision for income taxes was
                                      reduced by $3.4 million as a result of a favorable ruling on certain local income tax matters.

Property Transactions                 In 1992 the Company recorded a $.9
                                      million net pretax gain from property
                                      transactions primarily as a result of the resolution of issues associated with prior year transactions.


                                                                    THIRTY-THREE

CONSOLIDATED STATEMENTS OF INCOME
Hilton Hotels Corporation and Subsidiaries


(In millions, except per share amounts)     Year Ended December 31, 1993               1993           1992           1991
                                                                                      -------        -------       --------
Revenue                                     Rooms                                     $ 440.2          386.7          345.0
                                            Food and beverage                           236.8          216.2          204.4
                                            Casino                                      502.1          438.8          392.4
                                            Management and franchise fees                85.1           79.0           76.2
                                            Other                                        93.8           82.5           64.4
                                            Operating income from unconsolidated
                                              affiliates                                 35.5           26.4           30.3
                                                                                      -------        -------        -------
                                                                                      1,393.5        1,229.6        1,112.7
                                                                                      -------        -------        -------

Expenses                                    Rooms                                       152.5          131.9          119.9
                                            Food and beverage                           202.4          180.3          168.4
                                            Casino                                      217.5          195.6          200.1
                                            Other costs and expenses                    554.4          476.9          416.4
                                            Corporate expense                            26.8           25.0           23.1
                                                                                      -------        -------         ------
                                                                                      1,153.6        1,009.7          927.9
                                                                                      -------        -------         ------

Operating Income                                                                        239.9          219.9          184.8
                                            Interest and dividend income                 21.8           16.4           11.3
                                            Interest expense                            (80.4)         (66.9)         (58.1)
                                            Interest expense, net, from
                                              unconsolidated affiliates                 (14.6)         (11.2)         (15.6)
                                            Property transactions, net                   (4.5)            .9             .5
                                            Foreign currency losses                      (1.3)            --             --
                                                                                      -------          -----         ------
Income Before Income Taxes                                                              160.9          159.1          122.9
                                            Provision for income taxes                   58.2           55.2           38.6
                                                                                      -------          -----         ------
Income Before Cumulative
Effect of Accounting Changes                                                            102.7          103.9           84.3
                                            Cumulative effect of accounting
                                              changes, net                                3.4             --             --
                                                                                      -------          -----         ------
Net Income                                                                            $ 106.1          103.9           84.3
                                                                                      =======          =====         ======
Income Per Share                            Before cumulative effect of
                                               accounting changes                     $  2.14           2.17           1.76
                                            Cumulative effect of accounting
                                               changes, net                               .07             --             --
                                                                                      -------         ------         ------
Net Income Per Share                                                                  $  2.21           2.17           1.76
                                                                                      =======         ======         ======





                 See notes to consolidated financial statements


THIRTY-FOUR

CONSOLIDATED BALANCE SHEETS
Hilton Hotels Corporation and Subsidiaries


(In millions)                         December 31,                                         1993                 1992
                                                                                        ---------             --------
ASSETS

Current Assets                         Cash and equivalents                             $   380.4                348.5
                                       Temporary investments                                 98.1                162.4
                                       Other current assets                                 248.5                164.6
                                                                                        ---------               ------
                                         Total current assets                               727.0                675.5
                                                                                        ---------               ------

Investments, Property and              Investments in and notes from
Other Assets                             unconsolidated affiliates                         410.4                 391.6
                                       Other investments                                    71.7                 168.8
                                       Property and equipment, net                       1,417.5               1,374.2
                                       Other assets                                         48.2                  49.3
                                                                                        --------               -------
                                         Total investments, property and
                                         other assets                                    1,947.8               1,983.9
                                                                                        --------               -------
Total Assets                                                                            $2,674.8               2,659.4
                                                                                        ========               =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                            Current liabilities                              $  277.9                 364.9
                                       Long-term debt                                    1,112.6               1,087.1
                                       Deferred income taxes                               140.6                 147.2
                                       Insurance reserves and other                         87.0                  57.7
                                                                                        --------               -------
                                       Total liabilities                                 1,618.1               1,656.9
                                                                                        --------               -------

Stockholders' Equity                   Preferred stock, none outstanding                      --                    --
                                       Common stock, 47.8 million and 47.7 million
                                         shares outstanding, respectively                  127.6                 127.6
                                       Additional paid-in capital                            1.9                   4.4
                                       Cumulative translation adjustment                    (1.5)                   --
                                       Retained earnings                                 1,097.8               1,049.0
                                                                                        --------               -------
                                                                                         1,225.8               1,181.0
                                       Less treasury stock, at cost                        169.1                 178.5
                                                                                        --------               -------
                                       Total stockholders' equity                        1,056.7               1,002.5
                                                                                        --------               -------
Total Liabilities and
Stockholders' Equity                                                                    $2,674.8               2,659.4
                                                                                        ========               =======





                 See notes to consolidated financial statements


                                                                     THIRTY-FIVE

CONSOLIDATED STATEMENTS OF CASH FLOWS
Hilton Hotels Corporation and Subsidiaries


(In millions)                       Year Ended December 31,                            1993             1992               1991
                                                                                      -------          ------             ------
Operating Activities               Net income                                         $ 106.1           103.9               84.3
                                   Adjustments to reconcile net income to net
                                      cash provided by operating activities:
                                      Depreciation and amortization                     118.9           109.3              104.8
                                      Change in working capital components:
                                         Inventories                                       .7            (2.3)                .8
                                         Accounts receivable                            (17.9)           (2.6)              32.7
                                         Other current assets                           (19.9)          (10.0)               2.9
                                         Accounts payable and accrued expenses           (8.2)           53.1                7.8
                                         Income taxes payable                            (9.2)           (1.0)             (17.0)
                                      Decrease in deferred income taxes                  (6.6)          (14.4)              (4.2)
                                      Change in other liabilities                        29.4           (11.8)               1.8
                                      Unconsolidated affiliates' distributions
                                         in excess of earnings                           20.1            11.2               24.7
                                      Loss (gain) from property transactions              4.5             (.9)               (.5)
                                      Other                                               9.0            (7.8)             (14.5)
                                                                                     --------          ------             ------
                                   Net cash provided by operating activities            226.9           226.7              223.6
                                                                                     --------          ------             ------
Investing Activities               Capital expenditures                                (156.8)         (220.9)             (78.5)
                                   Additional investments                              (104.7)          (53.6)            (100.1)
                                   Change in long-term marketable securities             91.2          (154.8)                --
                                   Change in temporary investments                       64.3          (127.4)              11.8
                                   Payments on notes receivable                           4.5             5.4                4.0
                                   Proceeds from property transactions                     --             4.7                4.1
                                   Other                                                  1.4             1.4                2.4
                                                                                      -------          ------             ------
                                   Net cash used in investing activities               (100.1)         (545.2)            (156.3)
                                                                                      -------          ------             ------
Financing Activities               Change in short-term borrowings                      (54.2)           65.0                 --
                                   Long-term borrowings                                  56.0           373.5              344.2
                                   Reduction of long-term debt                          (46.3)          (32.2)             (94.8)
                                   Issuance of common stock                               6.9             2.9                2.2
                                   Cash dividends                                       (57.3)          (57.1)             (57.0)
                                                                                      -------          ------             ------
                                   Net cash (used in) provided by financing
                                     activities                                         (94.9)          352.1              194.6
                                                                                      -------          ------             ------
Increase in Cash and Equivalents                                                         31.9            33.6              261.9
Cash and Equivalents at Beginning of Year                                               348.5           314.9               53.0
                                                                                      -------          ------             ------
Cash and Equivalents at End of Year                                                   $ 380.4           348.5              314.9
                                                                                      =======          ======             ======





                 See notes to consolidated financial statements


THIRTY-SIX

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Hilton Hotels Corporation and Subsidiaries

                                                                                                                             Total
                                            Number of               Additional     Cumulative                               Stock-
                                               Shares    Common        Paid-In    Translation     Retained    Treasury    holders'
(In millions, except per share amounts)   Outstanding     Stock        Capital     Adjustment     Earnings       Stock      Equity
                                          -----------    ------     ----------     ----------     --------    --------    --------
Balance, December 31, 1990                    47.5       $127.6         10.8           --           974.9      (190.0)       923.3
Exercise of stock options                       --          --          (2.2)          --              --         4.4          2.2
Net income                                      --          --           --            --            84.3          --         84.3
Dividends ($1.20 per share)                     --          --           --            --           (57.0)         --        (57.0)
                                              ----       ------         ----         ----          -------     ------      -------

Balance, December 31, 1991                    47.5        127.6          8.6           --         1,002.2      (185.6)       952.8
Exercise of stock options                       .2          --          (4.2)          --              --         7.1          2.9
Net income                                      --          --            --           --           103.9          --        103.9
Dividends ($1.20 per share)                     --          --            --           --           (57.1)         --        (57.1)
                                              ----       ------         ----         ----         -------      ------      -------

Balance, December 31, 1992                    47.7        127.6          4.4           --         1,049.0      (178.5)     1,002.5
Exercise of stock options                       .1         --           (2.5)          --              --         9.4          6.9
Cumulative translation adjustment,
   net of deferred tax benefit
   of $.8 million                              --          --            --          (1.5)             --          --         (1.5)
Net income                                     --          --            --            --           106.1          --        106.1
Dividends ($1.20 per share)                    --          --            --            --           (57.3)         --        (57.3)
                                              ----       ------         ----         ----         -------      ------      -------

Balance, December 31, 1993                    47.8       $127.6          1.9          (1.5)       1,097.8      (169.1)     1,056.7
                                              ====       ======         ====         =====        =======      ======      =======

                           See notes to consolidated financial statements


                                                     THIRTY-SEVEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Hilton Hotels Corporation and Subsidiaries


December 31, 1993

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation           The consolidated financial statements
                                      include the accounts of Hilton Hotels
                                      Corporation and its majority and
                                      wholly-owned subsidiaries (the Company).
                                      All material intercompany transactions
                                      are eliminated. There are no significant restrictions on the transfer of funds from the Company's wholly-owned subsidiaries to Hilton Hotels
                                      Corporation.
                                        Investments in unconsolidated
                                      affiliates are stated at cost adjusted by equity in undistributed earnings.

Cash and Equivalents                  Cash and equivalents include investments
                                      with initial maturities or put options of three months or less.

Casino Revenues and                   Casino revenues are the aggregate of
Promotional Allowances                gaming wins and losses.  The revenue
                                      components presented in the consolidated financial statements and the notes thereto exclude the retail value of rooms, food and beverage provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances is as follows:

                                      (In millions)                                    1993         1992        1991
                                                                                      -----         ----        ----
                                      Rooms                                           $ 8.9          8.0         7.6
                                      Food and beverage                                27.6         21.7        19.6
                                                                                      -----         ----        ----
                                      Total cost of promotional allowances            $36.5         29.7        27.2
                                                                                      =====         ====        ====

                                      The cost of promotional allowances has
                                      been allocated to expense as follows:

                                      (In millions)                                    1993         1992        1991
                                                                                      -----         ----        ----
                                      Casino                                          $27.6         22.4        21.3
                                      Other costs and expenses                          8.9          7.3         5.9
                                                                                      -----         ----        ----

Currency Translation                  Assets and liabilities denominated in
                                      most foreign currencies are translated
                                      into U.S. dollars at year end exchange
                                      rates and related gains and losses, net
                                      of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions and translation of balance sheets in highly inflationary economies are included in earnings.

Property, Equipment and               Property and equipment are stated at cost.
Depreciation                          Interest incurred during construction of
                                      facilities is capitalized and amortized
                                      over the life of the asset.
                                        Costs of improvements are capitalized.
                                      Costs of normal repairs and maintenance
                                      are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.
                                        Depreciation has been computed using the
                                      straight-line method over the estimated
                                      useful lives of the assets.  Leasehold
                                      improvements are amortized over the
                                      shorter of the asset life or lease term.

Pre-Opening Costs                     Costs associated with the opening of new
                                      properties or major additions to
                                      properties are deferred and charged to
                                      income over a three year period after the opening date.

Unamortized Loan Costs                Debt discount and issuance costs incurred
                                      in connection with long-term debt are
                                      capitalized and amortized to expense,
                                      principally on the bonds outstanding
                                      method.

Self-Insurance                        The Company is self-insured for various
                                      levels of general liability, workers'
                                      compensation and employee medical and
                                      life insurance coverage.  Insurance
                                      reserves include the present values of
                                      projected settlements for claims.

Accounting Changes                    Effective January 1, 1993 the Company
                                      adopted Statement of Financial Accounting
                                      Standard (SFAS) No. 106, Employers'
                                      Accounting for Postretirement Benefits
                                      Other Than Pensions.  The new standard
                                      requires the cost of postretirement
                                      benefits to be accrued during the period up to the date





THIRTY-EIGHT
                                  covered employees are eligible to retire.
                                  Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as incurred. The Company elected to immediately recognize the prior periods' obligation as a cumulative adjustment in the first quarter of 1993.
                                    Also effective January 1, 1993 the
                                  Company adopted SFAS No. 109, Accounting for Income Taxes, which requires, among other things, that deferred tax balances be determined using the enacted income tax rates for the years in which the taxes are actually paid or refunds received. The Company elected to adopt the new standard through a cumulative adjustment in the first quarter of 1993.

Net Income Per Share              Net income per share is based on the weighted
                                  average number of common shares outstanding plus the common share equivalents which arise from the assumed exercise of stock options.

Reclassifications                 The consolidated financial statements for
                                  prior years reflect certain reclassifications to conform with classifications adopted in 1993. These reclassifications have no effect on net income.

ACCOUNTS AND NOTES RECEIVABLE     Included in other current assets at
                                  December 31, 1993 and 1992 are accounts
                                  and notes receivable as follows:

                                  (In millions)                                                1993             1992
                                                                                               ----             ----
                                  Hotel accounts and notes receivable                          $110.0            93.8
                                     Less allowance for doubtful accounts                        11.6             7.2
                                                                                               ------          ------
                                                                                                 98.4            86.6
                                                                                               ------          ------
                                  Casino accounts receivable                                     47.9            47.0
                                     Less allowance for doubtful accounts                         7.6            14.4
                                                                                               ------          ------
                                                                                                 40.3            32.6
                                                                                               ------          ------
                                  Federal tax refund receivable                                    --             1.7
                                                                                               ------          ------
                                  Total                                                        $138.7           120.9
                                                                                               ======           =====

                                  An allowance is provided for estimated
                                  uncollectible casino receivables.  Such
                                  allowances, net of recoveries, are
                                  included in casino expenses in the amount of $9.5 million, $7.3 million and $25.7 million in 1993, 1992 and 1991, respectively.

INVENTORIES                       Included in other current assets at
                                  December 31, 1993 and 1992 are
                                  inventories of $13.4 million and $14.1
                                  million, respectively, determined on a
                                  first-in, first-out basis.

INVESTMENTS                       The composition of the Company's total
                                  investments in and notes from
                                  unconsolidated affiliates at December 31,
                                  1993 and 1992 is as follows:

                                  (In millions)                                              1993             1992
                                                                                             ----             ----
                                  Investments
                                     50% owned affiliates
                                        Hotels (seven in 1993, eight in 1992)               $189.5            210.0
                                        Riverboat casino                                       8.3               --
                                        Other                                                 14.7             16.5
                                     Less than 50% owned affiliates
                                        Hotels (eight in 1993, seven in 1992)                 65.6             35.5
                                        Hotel-casinos (five in 1993, two in 1992)             65.6             56.6
                                        Other                                                 18.5             46.7
                                                                                            ------           ------
                                                                                             362.2            365.3
                                  Notes receivable                                            48.2             26.3
                                  Total                                                     $410.4            391.6
                                                                                            ======           ======

                                 THIRTY-NINE

                    The changes in the Company's investments in such affiliates are as follows:


                    (In millions)                                                         1993             1992
                                                                                         ------            -----
                    Investments, January 1                                               $365.3            330.4
                    Earnings                                                               20.9             15.2
                    Distributions received                                                (41.0)           (26.4)
                    Additional investments                                                 70.1             47.3
                    Other, net                                                             (6.4)            (1.2)
                                                                                         ------            -----
                                                                                          408.9            365.3
                    Less amount included in other current assets                           46.7               --
                                                                                         ------            -----
                    Investments, December 31                                             $362.2            365.3
                                                                                         ======            =====

                    Management fees totaling $30.2 million,
                    $27.7 million and $27.0 million were
                    charged by the Company to its
                    unconsolidated affiliates in 1993, 1992
                    and 1991, respectively.  Other group
                    services were provided to unconsolidated affiliates with no significant element of profit.
                      Summarized balance sheet information of
                    the 50% owned affiliates at December 31, 1993 and 1992 is as follows:

                    (In millions)                                                         1993             1992
                                                                                         ------            -----
                    Current assets                                                       $129.7            151.9
                    Property and other assets, net                                        706.3            707.2
                    Current liabilities                                                   145.0             63.7
                    Long-term debt and other                                              245.4            313.8
                    Equity                                                                445.6            481.6
                                                                                         ------            -----

                    Summarized balance sheet information of
                    the less than 50% owned affiliates at
                    December 31, 1993 and 1992 is as follows:

                    (In millions)                                                         1993             1992
                                                                                         ------            -----
                    Current assets                                                     $  134.8            106.2
                    Property and other assets, net                                      1,133.0            796.5
                    Current liabilities                                                   241.4            116.0
                    Long-term debt and other                                              339.5            464.1
                    Equity                                                                686.9            322.6
                                                                                         ------            -----

                    Of long-term unconsolidated affiliate
                    obligations totaling $584.9 million at
                    December 31, 1993, $567.4 million is
                    secured solely by venture assets or is
                    guaranteed by other venture partners
                    without recourse to the Company.
                      The Company's proportionate shares of
                    capital expenditures and depreciation
                    expense of unconsolidated affiliates were
                    $59.8 million and $40.1 million,
                    respectively, in 1993, $44.3 million and $37.4 million, respectively, in 1992, and $24.2 million and $34.8 million, respectively, in 1991.
                      Summarized results of operations of the
                    50% owned affiliates for the three years ended December 31, 1993 are as follows:

                    (In millions)                                       1993              1992             1991
                                                                       ------             -----            -----
                    Revenue                                            $516.2             509.6            478.0
                    Expenses                                            491.8             482.4            450.6
                    Net income                                           23.1              25.3             25.0
                                                                       ------             -----            -----

                    Summarized results of operations of the
                    less than 50% owned affiliates for the
                    three years ended December 31, 1993 are
                    as follows:

                    (In millions)                                       1993              1992             1991
                                                                       ------             -----            -----
                    Revenue                                            $487.8             423.1            408.3
                    Expenses                                            432.0             402.6            386.4
                    Gain on extinguishment of debt                       18.3                --               --
                    Net income                                           56.3              20.5             21.9
                                                                       ------             -----            -----

                    Other investments at December 31, 1993 and 1992 consist of:

                    (In millions)                                                         1993             1992
                                                                                         ------            -----
                    Long-term marketable securities                                      $ 63.6            154.8
                    Other notes, net of $12.5 million reserve in 1993                       8.1             14.0
                                                                                         ------            -----
                    Total                                                                $ 71.7            168.8
                                                                                         ======            =====

FORTY

PROPERTY AND EQUIPMENT

                    Property and equipment at December 31,
                    1993 and 1992 are as follows:

                    (In millions)                                                       1993             1992
                                                                                      --------          -------
                    Land                                                              $  145.2            145.9
                    Buildings and leasehold improvements                               1,366.9          1,294.0
                    Furniture and equipment                                              457.1            430.0
                    Property held for sale or development                                 13.6             13.6
                    Construction in progress                                              60.0             41.1
                                                                                      --------          -------
                                                                                       2,042.8          1,924.6
                    Less accumulated depreciation                                        625.3            550.4
                                                                                      --------          -------
                    Total                                                             $1,417.5          1,374.2
                                                                                      ========          =======

                    Purchases of property and equipment
                    financed with construction payables
                    totaled $2.9 million, $2.7 million and
                    $1.4 million in 1993, 1992 and 1991,
                    respectively.


CURRENT LIABILITIES

                    Current liabilities at December 31, 1993 and 1992 are as follows:

                    (In millions)                                                        1993             1992
                                                                                        ------            -----
                    Accounts payable and accrued expenses                               $228.5            236.5
                    Short-term borrowings                                                 10.8             65.0
                    Current maturities of long-term debt                                  29.8             45.4
                    Income taxes payable                                                   8.8             18.0
                                                                                        ------            -----
                    Total                                                               $277.9            364.9
                                                                                        ======            =====


LONG-TERM DEBT

                    Long-term debt at December 31, 1993 and
                    1992 is as follows:

                    (In millions)                                                       1993             1992
                                                                                      --------          -------
                    Industrial development revenue bonds
                       at adjustable rates, due 2015                                  $   82.0             82.0
                    Senior notes, 7.70% to 9.95%, due 1994 to 2002                       687.4            732.3
                    Commercial paper                                                     347.6            315.0
                    Revolving loans, with an average rate of 3.48%
                       at December 31, 1993                                               22.4               --
                    Other                                                                  3.0              3.2
                                                                                      --------          -------
                                                                                       1,142.4          1,132.5
                    Less current maturities                                               29.8             45.4
                                                                                      --------          -------
                    Net long-term debt                                                $1,112.6          1,087.1
                                                                                      ========          =======

                    Of the $687.4 million in senior notes,
                    $94.5 million is redeemable by the
                    Company at par plus accrued interest on
                    June 1, 1995.
                      Interest paid, net of amounts
                    capitalized, was $79.8 million, $63.0
                    million and $54.8 million in 1993, 1992
                    and 1991, respectively.  Capitalized
                    interest amounted to $2.0 million, $4.9
                    million and $5.2 million, respectively.
                      Debt maturities during the next five
                    years are as follows:





                    (In millions)
                    1994                                                                                 $ 29.8
                    1995                                                                                   34.8
                    1996                                                                                  517.8
                    1997                                                                                     --
                    1998                                                                                  178.7
                                                                                                          -----

                    Secured debt obligations of $82.0 million at December 31, 1993 are collateralized by property with a net book value of $63.5 million and are payable over remaining terms ranging to 21 years.
                      Under registration statements currently
                    on file with the Securities and Exchange
                    Commission, the





                                                                       FORTY-ONE

                                 Company can offer up to $999.2 million in either senior notes or a combination of senior and subordinated notes, with the subordinated notes limited to $300 million.
                                   The Company also has authorization to
                                 issue up to $300 million in private debt securities. However, the maximum principal amount of public debt securities and private debt securities, either exclusively in the form of public senior debt securities, public subordinated debt securities and private debt securities, is limited to $1 billion.
                                   Available financing under the
                                 aforementioned public and private
                                 authorizations totaled $312.6 million at
                                 December 31, 1993.
                                   The Company has authorization to issue
                                 up to $600 million of commercial paper.
                                 During 1993, 1992 and 1991 the Company
                                 issued and renewed commercial paper and
                                 private notes for varying periods with
                                 interest at market rates.  The Company
                                 had $358.4 million, $380.0 million and
                                 $241.6 million in commercial paper and
                                 private notes outstanding at December 31, 1993, 1992 and 1991, respectively. In 1993, 1992 and 1991 average amounts of commercial paper and private notes outstanding were $273.1 million, $210.7 million and $172.6 million, respectively, with the largest amounts outstanding at any one time being $358.4 million, $391.4 million, and $319.4 million, respectively. Weighted average interest rates were 3.16%, 3.71% and 5.96%, respectively. Available commercial paper financing at December 31, 1993 was $241.6 million.
                                   At December 31, 1993 the Company had
                                 $370 million in long-term revolving
                                 credit lines, of which $347.6 million
                                 supported the issuance of commercial
                                 paper.
                                   At December 31, 1993 the Company was
                                 party to 15 interest rate swap agreements having a total notional principal amount of $110 million. These swap agreements have a weighted average fixed rate of 8.52% and an average remaining life of
                                 1.8 years.  The Company is exposed to a
                                 potential financial loss in the event of nonperformance by the other parties to the swap agreements. However, the
                                 Company does not anticipate
                                 nonperformance by the counterparties.
                                   Provisions under various loan
                                 agreements require the Company to comply with certain financial covenants which include maintaining a minimum consolidated tangible net worth and limiting the amount of outstanding indebtedness.

FINANCIAL INSTRUMENTS

Cash Equivalents and             The carrying amount of cash equivalents
Temporary Investments            and temporary investments approximates
                                 fair value.

Long-Term Marketable             The fair value of long-term marketable
Securities                       securities is estimated based on the
                                 quoted market price of the investments.

Other Financial Instruments      It is not practicable to estimate the
                                 fair value of notes receivable and a cost basis investment, the carrying values of which totaled $69.4 million in 1993 and $87.2 million in 1992. The Company received cash payments of $4.5 million and $6.0 million with respect to such investments in 1993 and 1992, respectively.

Short-Term Borrowings            The carrying amount of short-term
                                 borrowings, principally commercial paper, approximates fair value.

Long-Term Debt                   The estimated fair value of long-term
                                 debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Interest Rate Swap Agreements    The fair value of interest rate swap
                                 agreements is the estimated amount that
                                 the Company would pay to terminate the
                                 swap agreements at the reporting date,
                                 taking into account current interest
                                 rates and the current creditworthiness of the swap counterparties.

Foreign Currency Exchange        The fair value of foreign currency
Contracts                        exchange contracts is estimated based on
                                 the quoted market prices of these
                                 instruments.

                                 The estimated fair values of the
                                 Company's financial instruments at
                                 December 31, 1993 and 1992 are as
                                 follows:

                                                                                    1993                        1992
                                                                           ----------------------      ----------------------
                                                                           Carrying          Fair      Carrying          Fair
                                 (In millions)                               Amount         Value        Amount         Value
                                                                           --------       -------       -------       -------
                                 Cash and equivalents and
                                    temporary investments                  $  478.5         478.5         510.9         510.9
                                 Long-term marketable securities               63.6          63.6         154.8         155.2
                                 Short-term borrowings                         10.8          10.8          65.0          65.0
                                 Long-term debt (including current
                                    maturities)                             1,142.4       1,203.5       1,132.5       1,173.5
                                 Unrecognized financial instruments:
                                    Interest rate swaps in net
                                       payable position                          --           9.2            --          10.1
                                    Foreign currency exchange contracts          --           3.2            --            --
                                                                           --------       -------       -------       -------





FORTY-TWO

INCOME TAXES

                   Effective January 1, 1993 the Company
                   adopted SFAS No. 109, Accounting for
                   Income Taxes.  As permissible under the
                   new standard, the Company reflected the
                   impact as a cumulative adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment had a favorable impact on net income of $8.0 million.
                     The provisions for income taxes for the
                   three years ended December 31, 1993 are as follows:

                   (In millions)                                         1993             1992             1991
                                                                        -----             ----             ----
                   Current
                      Federal                                           $65.9             57.6             30.1
                      State, foreign and local                            1.5              4.0               .5
                                                                        -----             ----             ----
                                                                         67.4             61.6             30.6
                   Deferred                                              (9.2)            (6.4)             8.0
                                                                        -----             ----             ----
                   Total                                                $58.2             55.2             38.6
                                                                        =====             ====             ====

                   The components of deferred income tax
                   expense were as follows:

                   (In millions)                                         1993             1992             1991
                                                                       ------             ----             ----
                   Fixed assets, primarily depreciation                $   --              3.3              5.3
                   Investments in unconsolidated affiliates                --               --              3.5
                   Self-insurance reserves                               (2.1)            (4.3)            (1.2)
                   Benefit plans                                         (2.4)              --              4.2
                   Valuation reserves                                    (5.0)              --               --
                   Other, net                                            (3.0)            (5.4)            (3.8)
                                                                       ------             ----             ----
                                                                        (12.5)            (6.4)             8.0
                   Effect of the increase in the Federal statutory
                      rate on deferred income tax balances                3.3               --               --
                                                                       ------             ----             ----
                   Total                                               $ (9.2)            (6.4)             8.0
                                                                       ======             ====             ====

                   During 1993, 1992 and 1991 the Company
                   paid income taxes of $74.1 million, $70.8
                   million and $56.8 million, respectively.
                     The income tax effects of temporary
                   differences between financial and income
                   tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1993, under the provisions of SFAS No. 109, are as follows:

                   (In millions)                                       Assets        Liabilities          Total
                                                                      -------        -----------         ------
                   Current deferred income taxes
                      Bad debt reserves                                 $ 8.1               --              8.1
                      Accrued expenses                                   12.5               --             12.5
                      Other                                                .9               --               .9
                                                                        -----           ------           ------
                   Total                                                $21.5               --             21.5
                                                                        =====           ======           ======
                   Non-current deferred income taxes
                      Fixed assets, primarily
                        depreciation                                    $  --            (98.4)           (98.4)
                      Investments in unconsolidated affiliates             --            (63.7)           (63.7)
                      Self-insurance reserves                            26.5               --             26.5
                      Benefit plans                                       2.7             (5.8)            (3.1)
                      Valuation reserves                                  5.5               --              5.5
                      Other                                              12.2            (19.6)            (7.4)
                                                                        -----           ------           ------
                   Total                                                $46.9           (187.5)          (140.6)
                                                                        =====           ======           ======


                                                                     FORTY-THREE

                                      Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                                                            1993           1992          1991
                                                                                            ----           ----         -----
                                      Federal income tax rate                               35.0%          34.0          34.0
                                      Increase (reduction) in taxes:
                                         Adjustment to deferred tax balances due
                                            to increase in Federal statutory rate            2.0             --            --
                                         State, foreign and local income
                                            taxes, net of Federal tax benefits                .7            1.7            .2
                                         Benefit of dividend and municipal bond income       (.3)           (.6)         (1.4)
                                         Other                                              (1.2)           (.4)         (1.4)
                                                                                            ----           ----          ----
                                      Effective tax rate                                    36.2%          34.7          31.4
                                                                                            ====           ====          ====

CAPITAL STOCK                         Ninety million shares of common stock
                                      with a par value of $2.50 per share are
                                      authorized, of which 51.0 million were
                                      issued at December 31, 1993 and 1992,
                                      including treasury shares of 3.2 million and 3.3 million in 1993 and 1992, respectively.
                                        Ten million shares of preferred stock
                                      with a par value of $1.00 per share are
                                      authorized.  The shares are issuable in
                                      series.  No shares were outstanding in
                                      1993 or 1992.
                                        The Company has a Share Purchase Rights
                                      Plan, under which a right is attached to each share of the Company's common stock.
                                      The rights may only become exercisable
                                      under certain circumstances involving
                                      actual or potential acquisitions of the
                                      Company's common stock by a specified
                                      person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until July 25, 1998 unless they are terminated, exercised or redeemed.
                                        At December 31, 1993, 1.8 million
                                      shares of common stock were reserved for the exercise of options under the Company's stock option plans. Options may be granted to salaried officers and other key employees of the Company to purchase common stock at not less than fair market value at the date of grant.
                                        Options may be exercised in
                                      installments commencing one year after
                                      the date of grant. The plan also permits the granting of Stock Appreciation Rights
                                      (SARs).  No SARs have been granted as of
                                      December 31, 1993.
                                        Changes in stock options during 1993
                                      were as follows:

                                                                                 Options
                                                                             Price Range           Options        Available
                                                                             (Per Share)       Outstanding        for Grant
                                                                           -------------       -----------        ---------
                                      Balance at January 1                 $21.31-111.63         1,491,874          474,339
                                         Granted                            46.94- 49.00            89,000          (89,000)
                                         Exercised                          21.31- 52.06          (174,010)              --
                                         Cancelled                          29.63-111.63           (54,438)          54,438
                                                                           -------------         ---------          -------
                                      Balance at December 31                28.34- 53.19         1,352,426          439,777
                                                                           -------------         =========          =======
                                      Exercisable at December 31            28.34- 53.19           816,748
                                                                           -------------         ---------

                                      Under provisions of Nevada, New Jersey
                                      and other gaming laws, and the Company's certificate of incorporation, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental commissions. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

EMPLOYEE BENEFIT PLANS

                                      The Company has a noncontributory
                                      retirement plan (Basic Plan) covering
                                      substantially all regular full-time,
                                      nonunion employees. The Company also has plans covering qualifying officers and non-officer directors (Supplemental
                                      Plans). Benefits for all plans are based upon years of service and compensation, as defined.
                                        The Company's funding policy is to
                                      contribute not less than the minimum
                                      amount required under Federal law, but
                                      not more than the maximum deductible for Federal income tax purposes.
                                      Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future.


FORTY-FOUR

                    The following sets forth the funded
                    status for the Basic Plan as of December
                    31, 1993 and 1992:

                    (In millions)                                                                    1993             1992
                                                                                                  =======           ======
                    Actuarial present value of benefit obligation:
                       Accumulated benefit obligation, including vested benefits of
                       $(133.8) and $(109.2), respectively                                        $(136.8)          (112.6)

                       Projected benefit obligation for service rendered to date                  $(181.0)          (150.0)
                       Plan assets at fair value, primarily
                          listed securities and temporary investments                               150.3            132.4
                                                                                                  -------           ------
                       Projected benefit obligation in excess of plan assets                        (30.7)           (17.6)
                       Unrecognized net loss from changes in assumptions                             40.2             29.6
                       Unrecognized net asset as of January 1, 1986                                  (9.3)           (10.7)
                                                                                                  -------           ------
                    Prepaid pension cost                                                          $    .2              1.3
                                                                                                  =======           ======
                    Pension cost includes the following components:
                       Service cost                                                               $   8.7              6.6
                       Interest cost on projected benefit obligation                                 12.5             11.3
                       Actual return on assets                                                      (15.1)            (8.8)
                       Net amortization                                                               2.8             (3.2)
                                                                                                  -------           ------
                    Net periodic cost before allocation                                               8.9              5.9
                       Cost allocated to managed properties                                           1.9              1.6
                                                                                                  -------           ------
                    Net periodic pension cost                                                     $   7.0              4.3
                                                                                                  =======           ======

                    Included in plan assets at fair value are securities of the Company of $17.6 million and $12.5 million at December 31, 1993 and 1992, respectively.
                      The following sets forth the funded
                    status for the Supplemental Plans as of
                    December 31, 1993 and 1992:

                    (In millions)                                                                    1993             1992
                                                                                                   ------           ------
                    Actuarial present value of benefit obligation:
                       Accumulated benefit obligation, including vested
                          benefits of $(16.3) and $(16.2), respectively                            $(16.3)           (16.2)
                                                                                                   ======           ======
                       Projected benefit obligation for service rendered to date                   $(17.3)           (16.5)
                       Plan assets at fair value                                                     15.4             16.6
                                                                                                   ------           ------
                       Projected benefit obligation (in excess of) less than plan assets             (1.9)              .1
                       Unrecognized net loss from changes in assumptions                              8.7             12.0
                       Unrecognized obligation as of January 1, 1986                                  2.5              2.8
                                                                                                   ------           ------
                    Prepaid pension cost                                                           $  9.3             14.9
                                                                                                   ======           ======
                    Pension cost includes the following components:
                       Service cost                                                                $   .9               .6
                       Interest cost on projected benefit obligation                                  1.0              1.3
                       Actual return on assets (increase) decrease                                   (1.7)              .2
                       Net amortization                                                               2.5               .2
                                                                                                   ------           ------
                    Net periodic pension cost                                                      $  2.7              2.3
                                                                                                   ======           ======

                    The discount rates used in determining
                    the actuarial present values of the
                    projected benefit obligations were seven and one-half percent in 1993 and eight percent in 1992, with the rate of increase in future compensation projected at five and one-half percent in 1993 and 1992. The expected long-term rate of return on assets is nine percent. The unrecognized net (asset) obligation is being amortized over a 15 year period. Unrecognized net gains and losses on plan assets are amortized over a five year period.
                      A significant number of the Company's
                    employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $9.3 million, $8.4 million and $8.2 million in 1993, 1992 and 1991, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.
                      The Company also has an employee
                    investment plan whereby the Company
                    contributes certain percentages of
                    employee contributions. The cost of the plan is not significant.





                                                                      FORTY-FIVE

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

                    The Company provides life insurance
                    benefits to certain retired employees.
                    Under terms of the plan covering such
                    life insurance benefits, the Company
                    reserves the right to change, modify or
                    discontinue these benefits. The Company does not provide postretirement health care benefits to its employees.
                      Effective January 1, 1993 the Company
                    adopted SFAS No. 106, Employers'
                    Accounting for Postretirement Benefits
                    Other Than Pensions.  As permissible
                    under the new standard, the Company
                    reflected the impact as a cumulative
                    adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment resulted in a charge to net income of $4.6 million, net of a $2.3 million deferred tax benefit. The incremental effect on 1993 results of adopting SFAS No. 106 was a pretax charge of $.9 million.
                      The Company's unfunded accumulated
                    postretirement benefit obligation as of
                    December 31, 1993 was as follows:

                    (In millions)                                                                                     1993
                                                                                                                     -----
                    Retirees                                                                                         $(2.5)
                    Active employees - fully eligible                                                                 (2.9)
                    Active employees - not fully eligible                                                             (2.8)
                                                                                                                     -----
                                                                                                                      (8.2)
                    Unrecognized net loss                                                                               .7
                                                                                                                     -----
                    Accumulated postretirement benefit obligation                                                    $(7.5)
                                                                                                                     =====

                    Postretirement cost includes the following components:
                       Service cost                                                                                  $  .3
                       Interest cost on projected benefit obligation                                                    .6
                                                                                                                     -----
                    Total postretirement benefit cost                                                                $  .9
                                                                                                                     =====

                    The discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was seven and one-half percent, with the annual rate of increase in future compensation projected at five and one-half percent.

SEGMENTS OF BUSINESS

                    Financial data of the Company's business segments for the years ended December 31, 1993, 1992 and 1991 are as follows:

                    (In millions)                                                   1993              1992            1991
                                                                                --------           -------         -------
                    Depreciation (1)
                       Hotels                                                   $   83.4              79.5            75.7
                       Gaming                                                       65.1              54.8            49.9
                       Corporate                                                     3.4               3.3             3.2
                                                                                --------           -------         -------
                    Total                                                       $  151.9             137.6           128.8
                                                                                ========           =======         =======
                    Capital expenditures (1)
                       Hotels                                                   $   70.6              76.1            69.3
                       Gaming                                                      144.2             188.9            32.2
                       Corporate                                                     1.9               1.5              .7
                                                                                --------           -------         -------
                    Total                                                       $  216.7             266.5           102.2
                                                                                ========           =======         =======
                    Assets
                       Hotels (2)                                               $  940.7             917.4           903.3
                       Gaming (2)                                                1,085.7             987.7           836.3
                       Corporate                                                   648.4             754.3           447.2
                                                                                --------           -------         -------
                    Total                                                       $2,674.8           2,659.4         2,186.8
                                                                                ========           =======         =======

                    (1)  Includes Hilton's proportionate
                         share of unconsolidated affiliates.
                    (2)  Includes investments in
                         unconsolidated affiliates.





FORTY-SIX

                            Supplemental hotels segment operating
                            data for the three years ended December
                            31, 1993 are as follows:

                            (In millions)                                                   1993              1992             1991
                                                                                        --------             -----            -----
                            Revenue
                               Rooms                                                      $252.9             226.7            211.0
                               Food and beverage                                           113.5             104.2            100.5
                               Management and franchise fees                                78.7              72.4             69.4
                               Other products and services                                  44.5              42.4             36.9
                               Operating income from unconsolidated affiliates              30.4              24.7             26.1
                                                                                          ------             -----            -----
                                                                                           520.0             470.4            443.9
                                                                                          ------             -----            -----
                            Expenses
                               Rooms                                                        83.9              74.4             69.0
                               Food and beverage                                            93.7              86.8             83.6
                               Other costs and expenses                                    246.2             217.7            198.4
                                                                                          ------             -----            -----
                                                                                           423.8             378.9            351.0
                                                                                          ------             -----            -----
                            Hotels operating income                                       $ 96.2              91.5             92.9
                                                                                          ======             =====            =====

                            Supplemental gaming segment operating
                            data for the three years ended December
                            31, 1993 are as follows:

                            (In millions)                                                   1993              1992             1991
                                                                                          ------             -----            -----
                            Revenue
                               Rooms                                                      $187.3             160.0            134.0
                               Food and beverage                                           123.3             112.0            103.9
                               Casino                                                      502.1             438.8            392.4
                               Other products and services                                  49.3              40.0             27.5
                               Management fees                                               6.4               6.7              6.8
                            Operating income from unconsolidated affiliates                  5.1               1.7              4.2
                                                                                          ------             -----            -----
                                                                                           873.5             759.2            668.8
                                                                                          ------             -----            -----
                            Expenses
                               Rooms                                                        68.6              57.5             50.9
                               Food and beverage                                           108.7              93.5             84.8
                               Casino                                                      217.5             195.6            200.1
                               Other costs and expenses                                    308.2             259.2            218.0
                                                                                          ------             -----            -----
                                                                                           703.0             605.8            553.8
                                                                                          ------             -----            -----
                            Gaming operating income                                       $170.5             153.4            115.0
                                                                                          ======             =====            =====

LEASES

                            The Company operates eight properties
                            under noncancellable operating leases,
                            all of which are for land only, having
                            remaining terms up to 40 years.  Upon
                            expiration of four of the leases, the
                            Company has renewal options of 25, 30, 30 and 50 years. Seven leases require the payment of additional rentals based on varying percentages of revenue or income.
                              Minimum lease commitments under
                            noncancellable operating leases are as
                            follows:

                            Year ending December 31,                                                                  (In millions)
                            ------------------------
                            1994                                                                                              $ 5.4
                            1995                                                                                                4.8
                            1996                                                                                                3.6
                            1997                                                                                                3.3
                            1998                                                                                                2.9
                            1999 to 2033                                                                                       54.2
                                                                                                                              -----
                            Total                                                                                             $74.2
                                                                                                                              =====



                            Total lease rental expense for all operating leases is composed of:

                            (In millions)                                                   1993              1992             1991
                                                                                          ------             -----            -----
                            Minimum rentals                                                $ 6.4               5.5              5.1
                            Additional rentals                                               4.9               4.0              3.6
                                                                                           -----             -----            -----
                            Total                                                          $11.3               9.5              8.7
                                                                                           =====             =====            =====



                                                           FORTY-SEVEN

COMMITMENTS AND CONTINGENT LIABILITIES

                                At December 31, 1993 the Company had
                              contractual commitments at its wholly-owned or leased properties for major expansion and rehabilitation projects of approximately $34.4 million. Additionally, the Company is committed, under certain conditions, to invest or loan up to $204.3 million to entities developing hotel, gaming and vacation ownership properties.
                                The Company has entered into a hotel
                              management agreement whereby it
                              guarantees certain payments and loans to the hotel owners if agreed upon levels of financial performance are not maintained.
                              The Company does not believe it is likely that material payments will be required under this agreement. In addition, in the event the Company terminates this agreement, it may be obligated to pay
                              $9.5 million to the hotel owners.
                                In September 1992 a lawsuit was initiated by
                              AMRIS, an affiliate of AMR Corporation, against affiliates of Marriott Corporation (Marriott), Budget Rent-A-Car, Inc. (Budget) and the Company. The lawsuit related to the formation of a joint venture in 1988 among the partners to develop CONFIRM, an integrated travel reservation system using state-of-the-art computer technology. In April 1992 AMRIS, the developer of CONFIRM, advised the other partners that the scheduled delivery and installation of CONFIRM in mid-1992 would be delayed approximately 15 to 18 months. After evaluating the impact of this delay, Marriott, Budget and the Company chose to discontinue their involvement with the project. In January 1994 the Company and its partners agreed to a settlement, pursuant to which the Company recovered the full amount of its investment in the partnership.
                                In October 1991 a lawsuit was initiated by
                              Hilton International Co. (HI) against the
                              Company. In this action, HI alleges generally that the development and marketing by the Company of its hotels outside of the United States under the Conrad name violate the terms of certain agreements between HI and the Company. In 1964 the Company spun off its Hilton International operations to the Company's stockholders and entered into an agreement with HI, as subsequently amended, generally granting the Company certain rights with respect to the Hilton service mark in the United States and HI certain rights to the Hilton service mark outside the United States. The complaint seeks, among other things, injunctive relief against use by the Company of the Conrad name for its hotels outside the United States and damages in excess of $100 million. The Company believes that this action is without merit and is defending against it vigorously.
                                In management's opinion, disposition of the HI
                              lawsuit, and various other lawsuits pending against the Company, is not expected to have a material effect on the Company's financial position.


SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

Quarterly Financial Data      (In millions, except per share amounts,
                              stock prices and percentages)

                                                                                  Income             Net
                                             Occupancy(1)                         Before          Income
                                            --------------             Operating  Income     Net     Per  Dividends      High/Low
                                            Hotels  Gaming    Revenue     Income   Taxes  Income   Share  Per Share   Stock Price
                                            ------  ------   --------  ---------  ------  ------   -----  ---------   -----------
           1993               1st Quarter (2)   66%     81   $  331.6       54.6    36.4    26.5     .55        .30   53.25/41.75
                              2nd Quarter       70      87      345.2       60.2    42.5    26.8     .56        .30   53.38/42.88
                              3rd Quarter       68      90      346.7       66.1    40.0    20.5     .43        .30   50.00/41.50
                              4th Quarter       64      84      370.0       59.0    42.0    32.3     .67        .30   61.00/44.38
                                               ---     ---   --------      -----   -----   -----    ----       ----   -----------
                              Year              67%     86   $1,393.5      239.9   160.9   106.1    2.21       1.20   61.00/41.50
                                               ===     ===   ========      =====   =====   =====    ====       ====   ===========






           1992               1st Quarter       62%     82   $  276.3       48.5    34.4    22.2     .46        .30   49.88/39.75
                              2nd Quarter       69      88      294.8       61.9    48.7    32.4     .68        .30   53.25/44.00
                              3rd Quarter       70      87      323.0       53.1    36.5    22.8     .48        .30   48.50/42.38
                              4th Quarter       64      83      335.5       56.4    39.5    26.5     .55        .30   47.25/41.38
                                               ---     ---   --------      -----   -----   -----    ----       ----   -----------
                              Year              66%     85   $1,229.6      219.9   159.1   103.9    2.17       1.20   53.25/39.75
                                               ===     ===   ========      =====   =====   =====    ====       ====   ===========

                              (1) Properties owned or managed
                              (2) The 1993 1st quarter included additional net
                                  income of $3.4 million or $.07 per share resulting from the implementation of new accounting standards.

                              As of December 31, 1993 there were approximately 5,000 stockholders of record.





FORTY-EIGHT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      To the Board of Directors and
                                      Stockholders of Hilton Hotels Corporation:

                                      We have audited the accompanying
                                      consolidated balance sheets of Hilton
                                      Hotels Corporation (a Delaware
                                      corporation) and subsidiaries as of
                                      December 31, 1993 and 1992, and the
                                      related consolidated statements of
                                      income, stockholders' equity and cash
                                      flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                                        We conducted our audits in accordance
                                      with generally accepted auditing
                                      standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                        In our opinion, the financial
                                      statements referred to above present
                                      fairly, in all material respects, the
                                      financial position of Hilton Hotels
                                      Corporation and subsidiaries as of
                                      December 31, 1993 and 1992 and the
                                      results of their operations and their
                                      cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
                                        As discussed in the Accounting Changes
                                      note to the consolidated financial
                                      statements, in 1993 the Company changed
                                      its methods of accounting for income
                                      taxes and postretirement benefits other
                                      than pensions.



                                      ARTHUR ANDERSEN & CO.



                                      Los Angeles, California
                                      February 2, 1994





                                                                      FORTY-NINE

HILTON HOTELS CORPORATION AND SUBSIDIARIES  TEN YEAR SUMMARY


(Dollars in millions, except per share amounts)                                          1993          1992
                                                                                     --------       -------
Operating Data for Years    Revenue
Ended December 31             Hotels (1)                                             $1,826.2       1,678.0
                              Management fees                                            42.7          37.0
                              Franchise fees                                             36.0          35.4
                                                                                     --------       -------
                                Total hotels                                          1,904.9       1,750.4
                              Gaming (1)                                              1,062.0         932.4
                                                                                     --------       -------
                                 Total                                                2,966.9       2,682.8
                                 Less nonconsolidated managed                         1,608.9       1,479.6
                                                                                     --------       -------
                                 Total revenue from consolidated operations          $1,358.0       1,203.2
                                                                                     ========       =======
                            Operating income
                              Hotels (2)                                             $   96.2          91.5
                              Gaming (2)                                                170.5         153.4
                              Corporate expense                                         (26.8)        (25.0)
                                                                                     --------       -------
                              Total                                                     239.9         219.9
                            Net interest expense (2)                                    (73.2)        (61.7)
                            Property transactions, net                                   (4.5)           .9
                            Foreign currency losses                                      (1.3)           --
                            Provision for income taxes                                  (58.2)        (55.2)
                                                                                     --------       -------
                            Income before cumulative effect of accounting changes       102.7         103.9
                            Cumulative effect of accounting changes, net                  3.4            --
                                                                                     --------       -------
                            Net income                                               $  106.1         103.9
                                                                                     ========       =======
                            Depreciation (2)                                            151.9         137.6
                            Capital expenditures (2)                                    216.7         266.5
                                                                                     --------       -------
Stockholder Data            Net income per share                                     $   2.21          2.17
                            Average common and equivalent shares                         48.0          47.9
                            Stockholders' equity                                     $1,056.7       1,002.5
                            Stockholders' equity per share                              22.11         21.02
                            Return on average stockholders' equity                       10.3%         10.6
                            Dividends per share                                      $   1.20          1.20
                            Market price per share - high/low                           61/42         53/40
                                                                                     --------       -------
Financial Position
   at Year End              Working capital                                          $  449.1         310.6
                            Assets                                                    2,674.8       2,659.4
                            Long-term debt                                            1,112.6       1,087.1
                            Ratio of long-term debt to total capital (3)                  .46           .47
                                                                                     --------       -------
General Information         Percentage of occupancy (1)
                              Hotels                                                       67            66
                              Gaming                                                       86            85
                                                                                     --------       -------
                            Number of properties at year end
                              Wholly-owned or leased hotels                                18            16
                              Partially owned hotels                                       15            15
                              Managed hotels                                               26            25
                              Franchised hotels                                           171           180
                              Wholly or partially owned hotel-casinos                       7             7
                                                                                     --------       -------
                              Total                                                       237           243
                                                                                     ========       =======
                            Available rooms at year end
                              Wholly-owned or leased hotels                             9,160         8,729
                              Partially owned hotels                                   14,991        13,982
                              Managed hotels                                           15,940        14,908
                              Franchised hotels                                        42,816        45,002
                              Wholly or partially owned hotel-casinos                  12,045        12,557
                                                                                     --------       -------
                              Total                                                    94,952        95,178
                                                                                     ========       =======

(1) Includes properties owned or managed.
(2) Includes Hilton's proportionate share of unconsolidated affiliates.
(3) Total capital represents total assets less current liabilities.

   1991      1990       1989      1988       1987      1986      1985       1984
- -------   -------    -------   -------    -------   -------   -------    -------
1,526.5   1,558.4    1,500.6   1,395.2    1,279.4   1,228.3   1,138.8    1,086.3
   35.4      36.9       34.4      33.3       31.3      28.8      28.2       25.4
   34.0      34.6       34.2      33.5       31.9      30.7      28.2       26.2
- -------   -------    -------   -------    -------   -------   -------    -------
1,595.9   1,629.9    1,569.2   1,462.0    1,342.6   1,287.8   1,195.2    1,137.9
  839.3     824.6      694.3     695.3      589.7     483.7     366.7      341.0
- -------   -------    -------   -------    -------   -------   -------    -------
2,435.2   2,454.5    2,263.5   2,157.3    1,932.3   1,771.5   1,561.9    1,478.9
1,352.8   1,367.4    1,309.4   1,241.9    1,116.9   1,052.5     877.5      831.6
- -------   -------    -------   -------    -------   -------   -------    -------
1,082.4   1,087.1      954.1     915.4      815.4     719.0     684.4      647.3
=======   =======    =======   =======    =======   =======   =======    =======
   92.9     120.6      129.3     115.1      100.7      83.6      90.5      107.8
  115.0     130.4      102.6     128.6      107.7      88.1      76.4       69.7
  (23.1)    (29.2)     (25.6)    (20.8)     (18.3)    (17.6)    (15.0)     (10.7)
- -------   -------    -------   -------    -------   -------   -------    -------
  184.8     221.8      206.3     222.9      190.1     154.1     151.9      166.8
  (62.4)    (54.7)     (43.8)    (38.1)     (22.0)    (22.1)    (11.7)      (3.2)
     .5        --       (3.7)       --       43.8      (2.5)      3.1       27.9
     --        --         --        --         --        --        --         --
  (38.6)    (54.6)     (48.7)    (53.9)     (72.0)    (31.7)    (43.1)     (77.5)
- -------   -------    -------   -------    -------   -------   -------    -------
   84.3     112.5      110.1     130.9      139.9      97.8     100.2      114.0
     --        --         --        --         --        --        --         --
- -------   -------    -------   -------    -------   -------   -------    -------
   84.3     112.5      110.1     130.9      139.9      97.8     100.2      114.0
=======   =======    =======   =======    =======   =======   =======    =======
  128.8     119.4      104.8      89.5       80.5      71.3      65.4       58.9
  102.2     262.4      367.1     386.8      205.6     240.7     293.1      261.4
- -------   -------    -------   -------    -------   -------   -------    -------
   1.76      2.34       2.27      2.72       2.80      1.96      2.01       2.16
   47.8      48.1       48.5      48.1       50.0      49.9      49.8       52.7
  952.8     923.3      883.0     814.1      772.8     707.3     651.4      592.8
  20.06     19.44      18.40     17.03      15.80     14.23     13.16      12.00
    9.0      12.5       13.0      16.5       18.9      14.4      16.1       18.6
   1.20      1.15       1.00       .95        .90       .90       .90        .90
  50/34     84/26     116/48     55/34      46/28     40/30     37/28      29/23
- -------   -------    -------   -------    -------   -------   -------    -------
  306.6      43.8       22.9     279.5      206.9     173.4     259.3      125.7
2,186.8   1,926.7    2,216.0   1,892.5    1,423.6   1,302.3   1,225.6    1,163.8
  789.0     526.6      487.1     568.5      283.7     280.9     284.3      275.6
    .40       .31        .30       .36        .22       .24       .26        .27
- -------   -------    -------   -------    -------   -------   -------    -------
     64        68         69        70         68        65        64         64
     84        84         86        87         84        84        86         84
- -------   -------    -------   -------    -------   -------   -------    -------
     16        14         13         9          8         8        11         11
     15        15         14        12         13        14        14         13
     23        21         22        21         22        22        23         22
    199       208        214       225        224       223       218        204
      5         5          4         4          4         4         4          3
- -------   -------    -------   -------    -------   -------   -------    -------
    258       263        267       271        271       271       270        253
=======   =======    =======   =======    =======   =======   =======    =======
  8,756     7,696      7,739     6,494      6,027     6,085     7,399      7,580
 13,938    14,311     13,750    13,409     13,528    14,350    14,123     12,904
 13,788    12,888     13,518    13,383     14,183    13,425    13,692     13,258
 49,131    51,559     52,612    54,876     55,641    55,602    54,285     49,543
  9,929     9,929      7,411     7,326      7,318     7,318     6,602      6,025
- -------   -------    -------   -------    -------   -------   -------    -------
 95,542    96,383     95,030    95,488     96,697    96,780    96,101     89,310
=======   =======    =======   =======    =======   =======   =======    =======





                                                                       FIFTY-ONE