Form 10-K405, Exhibit 13
HILTON HOTELS CORP
filed 1995-03-24
CIK 47580

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Strategic and Financial Objectives

Management's primary objective is to maximize shareholder value. This commitment is evident in the continued growth and success of the gaming and hotel business segments, the Company's superior earnings and its strong financial condition. The Company will continue to pursue this objective by capitalizing on the resurgent hotel industry, investing to enhance the Company's leadership in the gaming industry, exploring new businesses with significant profit potential and developing new strategic alternatives.


RESULTS OF OPERATIONS

Fiscal 1994 Compared with Fiscal 1993

Overview

The Company's net income increased 18 percent to $121.7 million or $2.52 per share, compared to $102.7 million or $2.14 per share (excluding the cumulative effect of accounting changes totaling $.07 per share) in 1993. Total operating income increased 15 percent to $276.9 million in 1994 compared to $239.9 million in 1993.

Hotels

The hotel segment includes the consolidated results of the Company's owned and leased full service and all-suite properties. The segment also includes equity income from unconsolidated affiliates, management fees from both domestic and international hotel properties and franchise fees. At December 31, 1994 the Company owned, partially owned, managed and franchised 18, 15, 24 and 162 properties, respectively, totaling 80,000 rooms worldwide.

   Hotel segment results are primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate) and the Company's ability to manage costs. Results were positively impacted in 1994 as both business and leisure travel increased due to improving economic conditions and growth in international travel to the United States. Occupancy for hotels owned or managed increased to 70 percent in 1994 compared to 67 percent in 1993. Average room rates increased seven percent over 1993.

   Consolidated hotel revenue increased 19 percent in 1994 to $617.0 million. Adjusting for the increase in revenue due to the consolidation of the New Orleans Hilton Riverside in 1994, hotel revenue increased 10 percent over 1993. Revenue per available room (RPAR) is a measure of hotel revenue generation. RPAR for domestic hotels increased 11 percent in 1994, outpacing inflation for the first time in five years.

   Hotel operating income, primarily income from hotel interests and management and franchise fee income, increased 52 percent in 1994 to $146.2 million. Adjusting for the increase in operating income due to the consolidation of the New Orleans Hilton Riverside in 1994 and the adverse impact of a $12.5 million loan reserve in 1993, operating income increased 24 percent over the prior year.

   Hotel operating income is significantly influenced by fluctuations in the operating results of the Company's principal downtown/convention, resort and airport locations where it has large equity interests. During 1994 many of the Company's airport locations showed significant improvements over last year's results, including double-digit growth in both occupancy and operating income at the Logan Airport Hilton, O'Hare Hilton and the San Francisco Airport Hilton. Combined income for the Company's wholly-owned and partially owned airport properties increased $6.2 million over the prior year.

   Significant increases in domestic and international travel have contributed to a resurgence in operating results at the Company's major market downtown/convention properties. Combined operating income from the Waldorf=Astoria and the 50% owned New York Hilton and Towers increased $5.2 million, or 38 percent over the prior year. International room nights at these two properties were up a combined 61 percent over 1993 levels. Combined results from the Palmer House Hilton and the one-third owned Chicago Hilton and Towers increased $5.4 million on improved occupancy and average rates. The operating performance of the New Orleans Hilton Riverside improved dramatically over 1993 due to increased convention and leisure travel room nights and the opening of the adjacent river casino. Both occupancy and average rate increased at this property, resulting in RPAR growth of 14 percent in 1994.

   Results at the Company's resort properties also benefitted from increased leisure travel. Operating income from the 50% owned Hilton Hawaiian Village increased $4.6 million over 1993 as tourism


                                  THIRTY-FOUR
from the key California and Japanese markets increased. International room nights at this property increased 21 percent over 1993.
   Operating income from the 30% owned Conrad Hong Kong increased $1.2 million in 1994. Increases in occupancy and average rate resulted in a 24 percent increase in RPAR.
   Management and franchise fee revenue increased $4.3 million to $83.0 million. Fee revenue is based primarily on operating revenues at managed properties and rooms revenue at franchised properties.
   The Company has an ongoing program of actively monitoring and improving its franchise hotels. In 1994, 13 franchise contracts, representing 3,178 rooms, were terminated by the Hilton Inns franchise system, many due to noncompliance with the Company's standards. Four properties and 975 rooms were added to the franchise system in 1994.
   In 1994 the Company assumed management of the 561-room Millenium Hilton in New York City and signed a management agreement for a new 400-room luxury hotel in Bangkok, Thailand. The Conrad Bangkok is scheduled to open in 1999.
   Although the supply-demand imbalance continues to improve, future operating results could be adversely impacted by overcapacity and weak demand. Such conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher rates. Increases in transportation and fuel costs could also unfavorably impact future results. The Company believes that its financial strength, market presence and diverse product line will enable it to remain extremely competitive.

Gaming

The gaming segment includes five wholly-owned Nevada hotel-casinos, equity income and management fees from partially owned hotel-casinos in Queensland, Australia and Istanbul, Turkey and equity income and management fees from gaming operations in New Orleans, Louisiana and Windsor, Ontario, Canada.
   The Company's Nevada gaming operations offer a diversified product and service mix which appeals to a broad spectrum of customers. The Flamingo Hilton-Las Vegas caters to the broad Las Vegas middle market, while the Las Vegas Hilton caters to premium players and the convention market. The Flamingo Hilton-Reno focuses on middle market activity, while the Reno Hilton targets both convention and middle market activity. The Flamingo Hilton-Laughlin targets the budget market segment.
   Total gaming revenue increased two percent to $889.2 million in 1994 compared to $873.5 million in 1993. Casino revenue, a component of gaming revenue, was $480.6 million in 1994 compared to $502.1 million in 1993. Gaming operating income was $159.0 million in 1994, a seven percent decline from $170.5 million in 1993. Excluding the results of the Company's gaming facilities in New Orleans and Windsor, both of which commenced operations in 1994, revenue increased one percent and operating income decreased 12 percent from the prior year.
   Operating income at the Flamingo Hilton-Las Vegas decreased $9.9 million due to the impact of construction activity and the resultant temporary reduction in available room capacity. Operating income at the Flamingo Hilton-Laughlin decreased $2.6 million, reflecting increased room capacity in Laughlin and competition from Las Vegas. Operating income from the Flamingo Hilton-Reno increased 20 percent, primarily due to increases in casino win percentage and slot revenue. Adjusting for a $3.9 million write-off of costs related to abandoned construction plans, operating income at the Reno Hilton was comparable with 1993.
   Results at the Las Vegas Hilton are more volatile than those at the Company's other casinos because this property targets the premium play segment of the market. Operating income at the Las Vegas Hilton declined $12.1 million from 1993. A decline in premium play volume, partially offset by a one percent increase in casino win percentage, resulted in a decrease of $10.2 million in table game win.
   In February 1994 a joint venture of which the Company is a 50% owner opened the Queen of New Orleans river casino adjacent to the New Orleans Hilton Riverside. This interim vessel was replaced with a permanent vessel, the Flamingo Casino-New Orleans, in November 1994. In May 1994 a consortium of which the Company has a one-third interest opened the Casino Windsor. The consortium operates and manages the Casino Windsor for the Ontario provincial government. Combined operating income from these two ventures, including equity and fee income, totaled $9.0 million.
   Equity income and management fees from the 19.9% owned Hotel Conrad and Jupiters Casino in Australia increased $5.0 million over the prior year. Results from the 25% owned Conrad Istanbul were not significant.
   Occupancy for the Nevada hotel-casinos was 91 percent and 89 percent in 1994 and 1993, respectively. Average room rates increased three percent in 1994.




                                  THIRTY-FIVE

   The gaming industry continues to experience growth in both new jurisdictions and existing markets. The Las Vegas market is becoming increasingly competitive, with per-capita casino spending declining. Competitors have announced new projects which, if completed, will add significant casino space and hotel rooms to the market. In addition, the expansion of casino gaming into many new jurisdictions is continuing as gaming becomes an accepted form of entertainment and a source of tax revenue for states and municipalities. The Las Vegas Hilton recently added three luxury suites which cater to upscale casino customers. Increases in premium play volume could result in greater volatility in casino revenue at that property.

Interest and Dividend Income/Expense

Interest and dividend income decreased $.3 million in 1994 to $21.5 million due to lower investable balances. Interest expense, net of amounts capitalized, increased $5.3 million due to higher average debt levels and higher interest rates; capitalized interest increased $5.0 million over 1993. Net interest expense from unconsolidated affiliates decreased $2.4 million in 1994 to $12.2 million.

Income Taxes

The effective income tax rate in 1994 was 38.6% compared to 36.2% in 1993.
The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes. The 1993 effective income tax rate benefitted from $9.0 million in credits resulting from the favorable resolution of Federal and state income taxes for prior years. These credits were partially offset by a $5.0 million increase in the provision for income taxes due to the increase in the Federal income tax rate for corporations from 34 percent to 35 percent. Of the $5.0 million increase, $3.3 million was attributable to the measurement of deferred income tax assets and liabilities at the new higher rate as required by current accounting standards.

Property Transactions

The gain from property transactions in 1994 reflects a pretax gain on the sale of land to the 50% owned Hilton Grand Vacations Company for a vacation ownership project at the Flamingo Hilton-Las Vegas. Gains on this transaction are being recognized on an installment basis.

Foreign Currency Losses

International operations are subject to certain economic and political risks, including foreign currency fluctuations. The Company monitors its foreign operations and, where appropriate, adopts hedging strategies to minimize the impact of changing economic and political environments. The foreign currency losses of $.7 million are due to transaction losses and exchange adjustments arising from the remeasurement of operations in highly inflationary economies.

Minority Interest

The minority interest results from the consolidation of the New Orleans
Hilton Riverside. The Company increased its ownership interest in the property from 46.8% to 67.4% in June 1994.


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

Hotels

Consolidated hotel revenue increased 11 percent in 1993 to $520.0 million.
Hotel operating income increased five percent in 1993 to $96.2 million. Operating income in 1993 was adversely impacted by a $12.5 million reserve for a loan made to a managed property. Excluding this charge, operating income increased 19 percent over the prior year.
   During 1993 many of the Company's airport and secondary market locations posted income gains over the prior year. Combined results from the Company's wholly-owned and partially owned airport properties increased $6.5 million over the prior year, including a $3.4 million increase in operating income at the O'Hare Hilton. The O'Hare Hilton reopened as a wholly-owned property in July 1992. The 1993 period also benefitted from improved results at the 50% owned San Francisco Hilton and Towers and the New Orleans Hilton Riverside as well as lower expenses for the Company's self-insurance and frequent traveler programs.
   Operating income from the Company's hotels in New York City improved slightly over the prior year, while results from the Hilton Hawaiian Village declined $5.1 million from 1992. Recessionary conditions in California and Japan adversely impacted leisure travel to Hawaii. Management and franchise fee revenue increased $6.3 million in 1993 to $78.7 million.
   Occupancy for hotels owned or managed increased to 67 percent in 1993 compared to 66 per-

                                   THIRTY-SIX
cent in 1992. Average room rates increased less than one percent over 1992. RPAR for hotels owned or managed increased two percent in 1993.

Gaming

Total gaming revenue increased 15 percent to $873.5 million in 1993 compared to $759.2 million in 1992. Casino revenue, a component of gaming revenue, was $502.1 million in 1993 compared to $438.8 million in 1992. Operating income was $170.5 million in 1993, an 11 percent increase from $153.4 million in 1992.
   Operating income at the Flamingo Hilton-Las Vegas increased $7.3 million in 1993, while the Reno Hilton, benefitting from its first full year of operation, increased $5.4 million over the prior year. Operating income at the Flamingo Hilton properties in Laughlin and Reno also improved over the prior year. Operating income at the Las Vegas Hilton remained consistent with 1992 levels, while equity income and management fees from the Hotel Conrad and Jupiters Casino in Australia increased $2.7 million over the prior year.
   Occupancy for the Nevada hotel-casinos was 89 percent and 87 percent in 1993 and 1992, respectively. Average room rates increased three percent in 1993.

Interest and Dividend Income/Expense

Interest and dividend income increased $5.4 million in 1993 to $21.8 million due to higher investable balances. Interest expense, net of amounts capitalized, increased $13.5 million to $80.4 million due to higher average debt levels and lower amounts of capitalized interest on construction projects. Net interest expense from unconsolidated affiliates increased $3.4 million in 1993 to $14.6 million.

Income Taxes

The effective income tax rate in 1993 was 36.2% compared to 34.7% in 1992.
This increase was primarily due to the increase in the corporate Federal income tax rate from 34 percent to 35 percent.

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


FINANCIAL CONDITION

Liquidity and Capital Spending

Net cash provided by operating activities increased to $230.9 million in 1994 from $226.9 million in 1993 and $226.7 million in 1992. In 1994 the Company's working capital decreased $103.7 million to $345.4 million.
   Capital expenditures, including those financed with construction payables, were $265.9 million in 1994, while new investments totaled $156.7 million, including $80.9 million in contributions to three hotel joint ventures to retire long-term debt. Capital expenditures and new investments totaled $157.0 million and $104.7 million, respectively, in 1993, and $222.2 million and $53.6 million, respectively, in 1992.
   The Company continues to be deliberate in its approach to developing new hotel properties. Because of prior overbuilding in the industry, no new construction of domestic hotels is currently underway. Growth in the hotel segment will primarily occur through conversions of existing domestic properties to the Hilton brand in strategically significant markets, expansion of the Conrad system internationally and the development and management of vacation ownership resorts.
   In June 1994 the Company purchased an additional 20% interest in the partnership that owns the 1,600-room New Orleans Hilton Riverside, increasing Hilton's interest to a total of 67.4%. Accord-


                                  THIRTY-SEVEN
ingly, that entity's balance sheet and operating results (from June 16, 1994) are included in the consolidated financial statements of the Company.
   In December 1994 the Company's 50% owned Hilton Grand Vacations Company affiliate completed development of a 200-unit vacation ownership resort adjacent to the Flamingo Hilton-Las Vegas. The affiliate is also developing a 360-unit resort adjacent to Sea World in Orlando, Florida. The first phase of the Orlando project is anticipated to be completed in August 1995. Project costs for both developments are being funded by the Company in the form of revolving loan facilities aggregating approximately $100 million.
   Major renovation projects are currently underway at the wholly-owned San Diego Hilton Beach & Tennis Resort and the Portland Hilton. These renovations, totaling $33.0 million, are scheduled for completion in 1995.
   The Company is continuing to expand and improve its worldwide gaming operations. In December 1994 the Las Vegas Hilton opened two newly constructed luxury suites; a third suite opened in early 1995. Built at a cost of $40 million, the suites cater to select premium casino customers. The opening of the "Star Trek" interactive attraction is scheduled for late 1996. This project will occupy 40,000 square feet at the Las Vegas Hilton. The Flamingo Hilton-Las Vegas is in the final stages of development of a 600-room tower addition and renovation project including a new race and sports book and casino expansion. This $123 million project is scheduled for completion in the summer of 1995. Casino renovations totaling $10 million are scheduled for completion at the Reno Hilton in mid-1995.
   In November 1994 the Company commenced operations of the 50% owned Flamingo Casino-New Orleans, a 2,400-passenger, 30,000 square-foot river casino, which is docked adjacent to the New Orleans Hilton Riverside. This project was financed with $44.8 million in bank debt and $19.2 million in partner contributions.
   In Missouri, Hilton reached agreement with the City and Port Authority of Kansas City, Missouri, on a revised plan that calls for a 30,000 square-foot casino and related facilities on a continuously docked barge on the Missouri River near downtown Kansas City. The development will include food service, concessions and entertainment. The cost of this development is estimated at $71.5 million, to be funded primarily through general corporate funds. The Company will have a 90% ownership in the project. Subject to receipt of all required gaming licenses and permits, the Company anticipates that the casino could be in operation by the first quarter of 1996.
   Internationally, 1994 marked the opening of Casino Windsor, a temporary 50,000 square-foot facility located directly across from Detroit, Michigan in Windsor, Ontario, Canada. The Company has a one-third interest in the consortium which operates and manages the casino for the Ontario provincial government. The opening is the first step in the development of a $300 million permanent facility scheduled to open in early 1997. The permanent facility will include a 75,000 square-foot casino, a hotel with at least 300 rooms, dining facilities and recreational amenities. The consortium will finance the project with a combination of long-term debt and equity.
   Construction is proceeding on the Conrad Treasury, a hotel-casino in Brisbane, Australia. This $185 million project, scheduled to open in the second quarter of 1995, will include a 65,000 square-foot casino and a 136-room luxury hotel. The Conrad Treasury is owned by Jupiters Limited, a 19.9% owned affiliate, and will be operated by Conrad Hotels, the Company's international subsidiary.
   The opening of a new hotel-casino resort in Punta del Este, Uruguay is planned for early 1997. This facility will feature a 300-room hotel and a 38,000 square-foot casino at an estimated cost of up to $150 million. It is anticipated that this approximately 37% owned project will be financed with a combination of long-term debt and equity.
   The Company is committed to keeping its properties in first-class condition. Refurbishment programs are continually underway at the Company's hotel and casino properties. Capital expenditures and investments in 1995, including funding requirements associated with the aforementioned projects, will approximate $350 million. The Company intends to fund its portion of these capital expenditures and new investments through internal cash flows and available debt capacity or new borrowings.


                                  THIRTY-EIGHT

Long-Term Debt

Long-term debt at December 31, 1994 totaled $1.3 billion, 48 percent of the Company's total capital. As a result of consolidating the New Orleans Hilton Riverside beginning in 1994, $108.4 million of long-term debt of this property is included in the consolidated balance sheet of the Company at December 31, 1994.
   The Company has an effective shelf registration with the Securities and Exchange Commission for up to $65 million of new debt securities. The terms and conditions of these debt securities will be determined by market conditions at the time of issuance.
   During 1994 the Company partially completed a public offering of its $200 million Series B Medium Term Note program. Through December 31, 1994, $170 million of these notes had been issued at an average coupon rate of 7.52%. Proceeds from this offering were used to finance capital improvements, investments in affiliates and for general corporate purposes. At December 31, 1994, $30 million in financing under this program was still available.
   The Company had $210.7 million in commercial paper and private notes outstanding at December 31, 1994. The Company has entered into various long-term revolving credit facilities with an aggregate commitment at December 31, 1994 of $482.5 million, of which $50.0 million expires in 1996, $67.5 million expires in 1997, $40.0 million expires in 1998 and the remaining $325.0 million expires in 1999. At December 31, 1994, $210.7 million of the aggregate commitment supported the issuance of commercial paper. Excluding the portion of the commitment which supports the issuance of commercial paper, $214.5 million of revolving bank debt financing was available to the Company at December 31, 1994.

Stockholders' Equity

Stockholders' equity totaled $1.1 billion or $23.45 per share at December 31, 1994. Book value per share was $22.11 in 1993 and $21.02 in 1992. Dividends paid on common shares were $1.20 per share in 1994, 1993 and 1992.
   During 1994 the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At December 31, 1994 the Company had investments in bond mutual funds, the aggregate fair value of which was $8.1 million below cost. Application of SFAS No. 115 resulted in an unrealized loss, net of the related deferred tax benefit, of $5.3 million which was deducted from stockholders' equity at December 31, 1994.

Other Matters

In October 1991 a lawsuit was initiated by Hilton International Co. (HI) against the Company. In this action, HI alleges generally that the development and marketing by the Company of its hotels outside of the United States under the Conrad name violate the terms of certain agreements between HI and the Company. In 1964 the Company spun off its Hilton International operations to the Company's stockholders and entered into an agreement with HI, as subsequently amended, generally granting the Company certain rights with respect to the Hilton service mark in the United States and HI certain rights to the Hilton service mark outside the United States. The complaint seeks, among other things, injunctive relief against use by the Company of the Conrad name for its hotels outside the United States and damages in excess of $100 million. The Company believes that this action is without merit. The trial in this action has concluded, but a decision has not yet been rendered by the court.
   In management's opinion, disposition of the HI lawsuit, and various other lawsuits pending against the Company, is not expected to have a material effect on the Company's financial position or results of operations.


                                  THIRTY-NINE

CONSOLIDATED STATEMENTS OF INCOME     Hilton Hotels Corporation and Subsidiaries




(In millions,
 except per share amounts)      Year Ended December 31,                                          1994           1993           1992
===================================================================================================================================
Revenue                         Rooms                                                       $   509.6          440.2          386.7
                                Food and beverage                                               247.2          236.8          216.2
                                Casino                                                          480.6          502.1          438.8
                                Management and franchise fees                                    94.5           85.1           79.0
                                Other                                                           124.2           93.8           82.5
                                Operating income from unconsolidated affiliates                  50.1           35.5           26.4
                                                                                            ---------        -------        -------
                                                                                              1,506.2        1,393.5        1,229.6
                                                                                            ---------        -------        -------
Expenses                        Rooms                                                           171.8          152.5          131.9
                                Food and beverage                                               216.4          202.4          180.3
                                Casino                                                          216.3          217.5          195.6
                                Other costs and expenses                                        596.5          554.4          476.9
                                Corporate expense                                                28.3           26.8           25.0
                                                                                            ---------        -------        -------
                                                                                              1,229.3        1,153.6        1,009.7
                                                                                            ---------        -------        -------
Operating Income                                                                                276.9          239.9          219.9
                                Interest and dividend income                                     21.5           21.8           16.4
                                Interest expense                                                (85.7)         (80.4)         (66.9)
                                Interest expense, net, from unconsolidated affiliates           (12.2)         (14.6)         (11.2)
                                Property transactions, net                                        1.1           (4.5)            .9
                                Foreign currency losses                                           (.7)          (1.3)            --
                                                                                            ---------        -------        -------
Income Before Income Taxes
and Minority Interest                                                                           200.9          160.9          159.1
                                Provision for income taxes                                       77.6           58.2           55.2
                                Minority interest, net                                            1.6            --              --
                                                                                            ---------        -------        -------
Income Before Cumulative
Effect of Accounting Changes                                                                    121.7          102.7          103.9
                                Cumulative effect of accounting changes, net                       --            3.4             --
                                                                                            ---------        -------        -------
Net Income                                                                                  $   121.7          106.1          103.9
                                                                                            =========        =======        =======
Income Per Share                Before cumulative effect of accounting changes              $    2.52           2.14           2.17
                                Cumulative effect of accounting changes, net                       --            .07             --
                                                                                            ---------        -------        -------
Net Income Per Share                                                                        $    2.52           2.21           2.17
                                                                                            =========        =======        =======

                 See notes to consolidated financial statements

                                     FORTY

CONSOLIDATED BALANCE SHEETS           Hilton Hotels Corporation and Subsidiaries

(In millions)                       December 31,                                                          1994           1993
=============================================================================================================================
ASSETS

Current Assets                      Cash and equivalents                                              $  184.4          380.4
                                    Temporary investments                                                208.8           98.1
                                    Deferred income taxes                                                 26.0           21.5
                                    Other current assets                                                 254.5          227.0
                                                                                                      --------        -------
                                       Total current assets                                              673.7          727.0
                                                                                                      --------        -------
Investments, Property and           Investments in and notes from
Other Assets                           unconsolidated affiliates                                         528.3          410.4
                                    Other investments                                                      8.4           71.7
                                    Property and equipment, net                                        1,664.8        1,417.5
                                    Other assets                                                          50.7           48.2
                                                                                                      --------        -------
                                       Total investments, property and other assets                    2,252.2        1,947.8
                                                                                                      --------        -------
Total Assets                                                                                          $2,925.9        2,674.8
                                                                                                      ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities                         Current liabilities                                               $  328.3          277.9
                                    Long-term debt                                                     1,251.9        1,112.6
                                    Deferred income taxes                                                124.3          140.6
                                    Insurance reserves and other                                          93.6           87.0
                                                                                                      --------        -------
                                       Total liabilities                                               1,798.1        1,618.1
                                                                                                      --------        -------
Stockholders' Equity                Preferred stock, none outstanding                                       --             --
                                    Common stock, 48.1 million and 47.8 million
                                       shares outstanding, respectively                                  127.6          127.6
                                    Additional paid-in capital                                              --            1.9
                                    Cumulative translation adjustment                                      (.7)          (1.5)
                                    Unrealized loss on marketable securities                              (5.3)            --
                                    Retained earnings                                                  1,160.7        1,097.8
                                                                                                      --------        -------
                                                                                                       1,282.3        1,225.8
                                    Less treasury shares, at cost                                        154.5          169.1
                                                                                                      --------        -------
                                    Total stockholders' equity                                         1,127.8        1,056.7
                                                                                                      --------        -------
Total Liabilities and
Stockholders' Equity                                                                                  $2,925.9        2,674.8
                                                                                                      ========        =======


                 See notes to consolidated financial statements


                                   FORTY-ONE

CONSOLIDATED STATEMENTS OF CASH FLOWS  Hilton Hotels Corporation and
Subsidiaries

(In millions)                                 Year Ended December 31,                                  1994      1993      1992
===============================================================================================================================
Operating Activities                          Net income                                            $ 121.7     106.1     103.9
                                              Adjustments to reconcile net income to net
                                                 cash provided by operating activities:
                                                 Depreciation and amortization                        133.3     118.9     109.3
                                                 Change in working capital components:
                                                   Inventories                                           .7        .7      (2.3)
                                                   Accounts receivable                                (54.7)    (17.9)     (2.6)
                                                   Other current assets                                (5.5)    (19.9)    (10.0)
                                                   Accounts payable and accrued expenses               35.9      (8.2)     53.1
                                                   Income taxes payable                                (1.2)     (9.2)     (1.0)
                                                 Decrease in deferred income taxes                    (20.8)     (6.6)    (14.4)
                                                 Change in other liabilities                            7.8      29.4     (11.8)
                                                 Unconsolidated affiliates' distributions
                                                   in excess of earnings                                5.9      20.1      11.2
                                                 (Gain) loss from property transactions                (1.1)      4.5       (.9)
                                                 Other                                                  8.9       9.0      (7.8)
                                                                                                    -------    ------    ------
                                              Net cash provided by operating activities               230.9     226.9     226.7
                                                                                                    -------    ------    ------
Investing Activities                          Capital expenditures                                   (254.4)   (156.8)   (220.9)
                                              Additional investments                                 (156.7)   (104.7)    (53.6)
                                              Change in long-term marketable securities                62.6      91.2    (154.8)
                                              Change in temporary investments                        (118.8)     64.3    (127.4)
                                              Payments on notes and other                              60.9       5.9      11.5
                                                                                                    -------    ------    ------
                                              Net cash used in investing activities                  (406.4)   (100.1)   (545.2)
                                                                                                    -------    ------    ------
Financing Activities                          Change in short-term borrowings                         (10.8)    (54.2)     65.0
                                              Long-term borrowings                                    204.9      56.0     373.5
                                              Reduction of long-term debt                            (168.5)    (46.3)    (32.2)
                                              Issuance of common stock                                 11.5       6.9       2.9
                                              Cash dividends                                          (57.6)    (57.3)    (57.1)
                                                                                                    -------    ------    ------
                                              Net cash (used in) provided by financing activities     (20.5)    (94.9)    352.1
                                                                                                    -------    ------    ------
(Decrease) Increase in Cash and Equivalents                                                          (196.0)     31.9      33.6
Cash and Equivalents at Beginning of Year                                                             380.4     348.5     314.9
                                                                                                    -------    ------    ------
Cash and Equivalents at End of Year                                                                 $ 184.4     380.4     348.5
                                                                                                    =======    ======    ======


                 See notes to consolidated financial statements

                                   FORTY-TWO

CONSOLIDATED STATEMENTS OF            Hilton Hotels Corporation and Subsidiaries
STOCKHOLDERS EQUITY

                                            Number of            Additional    Cumulative
                                               Shares   Common      Paid-In   Translation   Unrealized   Retained
(In millions, except per share amounts)   Outstanding    Stock      Capital    Adjustment         Loss   Earnings
==================================================================================================================
Balance, December 31, 1991                       47.5   $127.6          8.6            --           --    1,002.2
Exercise of stock options                          .2       --         (4.2)           --           --         --
Net income                                         --       --           --            --           --      103.9
Dividends ($1.20 per share)                        --       --           --            --           --      (57.1)
                                                 ----   ------         ----          ----         ----    -------

Balance, December 31, 1992                       47.7    127.6          4.4            --           --    1,049.0
Exercise of stock options                          .1       --         (2.5)           --           --         --
Cumulative translation adjustment,
   net of deferred tax benefit
   of $.8 million                                  --       --           --          (1.5)          --         --
Net income                                         --       --           --            --           --      106.1
Dividends ($1.20 per share)                        --       --           --            --           --      (57.3)
                                                 ----   ------         ----          ----         ----    -------

Balance, December 31, 1993                       47.8    127.6          1.9          (1.5)          --    1,097.8
Exercise of stock options                          .3       --         (1.9)           --           --       (1.2)
Cumulative translation adjustment,
   net of deferred tax of $.4 million              --       --           --            .8           --         --
Unrealized loss on marketable
   securities, net of deferred tax
   benefit of $2.8 million                         --       --           --            --         (5.3)        --
Net income                                         --       --           --            --           --      121.7
Dividends ($1.20 per share)                        --       --           --            --           --      (57.6)
                                                 ----   ------         ----          ----         ----    -------

Balance, December 31, 1994                       48.1   $127.6           --           (.7)        (5.3)   1,160.7
                                                 ====   ======         ====          ====         ====    =======


                                                              Total
                                            Treasury   Stockholders'
(In millions, except per share amounts)       Shares         Equity
====================================================================
Balance, December 31, 1991                    (185.6)         952.8
Exercise of stock options                        7.1            2.9
Net income                                        --          103.9
Dividends ($1.20 per share)                       --          (57.1)
                                              ------        -------

Balance, December 31, 1992                    (178.5)       1,002.5
Exercise of stock options                        9.4            6.9
Cumulative translation adjustment,
   net of deferred tax benefit
   of $.8 million                                 --           (1.5)
Net income                                        --          106.1
Dividends ($1.20 per share)                       --          (57.3)
                                              ------        -------

Balance, December 31, 1993                    (169.1)       1,056.7
Exercise of stock options                       14.6           11.5
Cumulative translation adjustment,
   net of deferred tax of $.4 million             --             .8
Unrealized loss on marketable
   securities, net of deferred tax
   benefit of $2.8 million                        --           (5.3)
Net income                                        --          121.7
Dividends ($1.20 per share)                       --          (57.6)
                                              ------        -------

Balance, December 31, 1994                    (154.5)       1,127.8
                                              ======        =======


                 See notes to consolidated financial statements

                                  FORTY-THREE

NOTES TO CONSOLIDATED                 Hilton Hotels Corporation and Subsidiaries
FINANCIAL STATEMENTS

December 31, 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority-owned subsidiaries (the Company). All material intercompany transactions are eliminated and net earnings are reduced by the portion of the earnings of affiliates applicable to minority shareowners. There are no significant restrictions on the transfer of funds from the Company's majority-owned subsidiaries to Hilton Hotels Corporation.

   Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method.

CASH AND EQUIVALENTS

Cash and equivalents include investments with initial maturities of three months or less.

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements and the notes thereto exclude the retail value of rooms, food and beverage provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances is as follows:

(In millions)                                        1994      1993      1992
-----------------------------------------------------------------------------
Rooms                                              $  8.5       8.9       8.0
Food and beverage                                    28.3      27.6      21.7
                                                   ------      ----      ----
Total cost of promotional allowances               $ 36.8      36.5      29.7
                                                   ======      ====      ====


The cost of promotional allowances has been allocated to expense as follows:

(In millions)                                        1994      1993      1992
-----------------------------------------------------------------------------
Casino                                             $ 29.6      27.6      22.4
Other costs and expenses                              7.2       8.9       7.3
                                                   ------      ----      ----

CURRENCY TRANSISTION

Assets and liabilities denominated in most foreign currencies are translated into U.S. dollars at year- end exchange rates and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions and translation of balance sheets in highly inflationary economies are included in earnings.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Interest incurred during construction of facilities is capitalized and amortized over the life of the asset.

   Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

   Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 40 years for buildings, 30 years for riverboats and 8 years for building improvements and furniture and equipment.

PRE-OPENING COSTS

Costs associated with the opening of new properties or major additions to properties placed in service through December 31, 1994 are deferred and charged to income over a three year period after the opening date. Commencing January 1, 1995, for projects not placed in service as of December 31, 1994, pre-opening costs will be deferred and amortized over the shorter of the period benefitted or one year.

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


                                   FORTY-FOUR

ACCOUNTING CHANGES

Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires the cost of postretirement benefits to be accrued during the period up to the date covered employees are eligible to retire. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as incurred. The Company elected to immediately recognize the prior periods' obligation as a cumulative adjustment in the first quarter of 1993.

   Also effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes", which requires, among other things, that deferred tax balances be determined using the enacted income tax rates for the years in which the taxes are actually paid or refunds received. The Company elected to adopt the new standard through a cumulative adjustment in the first quarter of 1993.

NET INCOME PER SHARE

Net income per share is based on the weighted average number of common shares outstanding plus the common share equivalents which arise from the assumed exercise of stock options.

RECLASSIFICATIONS

The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1994. These classifications have no effect on net income.

ACCOUNTS AND NOTES RECEIVABLE

Included in other current assets at December 31, 1994 and 1993 are accounts and notes receivable as follows:

(In millions)                                      1994           1993
----------------------------------------------------------------------
Hotel accounts and notes receivable             $ 157.6          110.0
  Less allowance for doubtful accounts             11.4           11.6
                                                -------          -----
                                                  146.2           98.4
                                                -------          -----
Casino accounts receivable                         69.1           47.9
   Less allowance for doubtful accounts            16.0            7.6
                                                -------          -----
                                                   53.1           40.3
                                                -------          -----
Federal tax refund receivable                      12.8             --
                                                -------          -----
Total                                           $ 212.1          138.7
                                                =======          =====

The allowance provided for estimated uncollectible casino receivables, net of recoveries, is included in casino expenses in the amount of $12.3 million, $9.5 million and $7.3 million in 1994, 1993 and 1992, respectively.

INVENTORIES

Included in other current assets at December 31, 1994 and 1993 are inventories of $13.2 million and $13.4 million, respectively, determined on a first-in, first-out basis.

INVESTMENTS

The composition of the Company's total investments in and notes from unconsolidated affiliates at December 31, 1994 and 1993 is as follows:

(In millions)                                      1994           1993
----------------------------------------------------------------------
Investments
   50% owned affiliates
     Hotels (seven in 1994 and 1993)            $ 229.0          189.5
     Riverboat casino                               8.4            8.3
     Other                                         13.8           14.7

   Less than 50% owned affiliates
     Hotels (seven in 1994, eight in 1993)         87.4           65.6
     Hotel-casinos (five in 1994 and 1993)         78.9           65.6
     Other                                         20.6           18.5
                                                -------          -----
                                                  438.1          362.2
Notes receivable                                   90.2           48.2
                                                -------          -----
Total                                           $ 528.3          410.4
                                                =======          =====


                                   FORTY-FIVE

The changes in the Company's investments in such affiliates are as follows:

(In millions)                                      1994           1993
----------------------------------------------------------------------
Investments, January 1                          $ 362.2          365.3
Earnings                                           37.9           20.9
Distributions received                            (43.8)         (41.0)
Additional investments                             94.3           70.1
Transfer of assets                                (13.3)            --
Other, net                                           .8           (6.4)
                                                -------          -----
                                                  438.1          408.9
Less amount included in other current assets         --           46.7
                                                -------          -----
Investments, December 31                        $ 438.1          362.2
                                                =======          =====

Management fees totaling $34.7 million, $30.2 million and $27.7 million were charged by the Company to its unconsolidated affiliates in 1994, 1993 and 1992, respectively. Other group services were provided to unconsolidated affiliates with no significant element of profit.

   Summarized balance sheet information of the 50% owned affiliates at December 31, 1994 and 1993 is as follows:

(In millions)                                      1994           1993
----------------------------------------------------------------------
Current assets                                  $ 189.7          129.7
Property and other assets, net                    749.2          706.3
Current liabilities                                89.3          145.0
Long-term debt and other                          326.9          245.4
Equity                                            522.7          445.6
                                                -------          -----


Summarized balance sheet information of the less than 50% owned affiliates at December 31, 1994 and 1993 is as follows:

(In millions)                                       1994          1993
----------------------------------------------------------------------
Current assets                                  $  162.5         134.8
Property and other assets, net                   1,075.5       1,133.0
Current liabilities                                136.7         241.4
Long-term debt and other                           244.1         339.5
Equity                                             857.2         686.9
                                                --------       -------


Of long-term unconsolidated affiliate obligations totaling $571.0 million at December 31, 1994, $560.0 million is secured solely by venture assets or is guaranteed by other venture partners without recourse to the Company.

   The Company's proportionate shares of capital expenditures and depreciation expense of unconsolidated affiliates were $66.6 million and $40.4 million, respectively, in 1994, $59.8 million and $40.1 million, respectively, in 1993, and $44.3 million and $37.4 million, respectively, in 1992.

   Summarized results of operations of the 50% owned affiliates for the three years ended December 31, 1994 are as follows:

(In millions)                          1994           1993           1992
-------------------------------------------------------------------------
Revenue                             $ 643.2          516.2          509.6
Expenses                              601.2          491.8          482.4
Net income                             40.7           23.1           25.3
                                    -------          -----          -----

   Summarized results of operations of the less than 50% owned affiliates for the three years ended December 31, 1994 are as follows:

(In millions)                          1994           1993           1992
-------------------------------------------------------------------------
Revenue                             $ 641.6          487.8          423.1
Expenses                              535.4          432.0          402.6
Gain on extinguishment of debt           --           18.3             --
Net income                             75.1           56.3           20.5
                                    -------          -----          -----

                                   FORTY-SIX

Other investments at December 31, 1994 and 1993 consist of:

(In millions)                                                    1994     1993
------------------------------------------------------------------------------
Long-term marketable securities                                 $ 1.0     63.6
Other notes, net of $12.5 million reserve in 1994 and 1993        7.4      8.1
                                                                -----     ----
Total                                                           $ 8.4     71.7
                                                                =====     ====

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1994 and 1993 are as follows:

(In millions)                                                 1994        1993
------------------------------------------------------------------------------
Land                                                     $   158.1       145.2
Buildings and leasehold improvements                       1,617.1     1,366.9
Furniture and equipment                                      490.7       457.1
Property held for sale or development                         57.2        13.6
Construction in progress                                      85.6        60.0
                                                         ---------     -------
                                                           2,408.7     2,042.8
Less accumulated depreciation                                743.9       625.3
                                                         ---------     -------
Total                                                    $ 1,664.8     1,417.5
                                                         =========     =======

Purchases of property and equipment financed with construction payables totaled $14.4 million, $2.9 million and $2.7 million at December 31, 1994, 1993 and 1992, respectively.

CURRENT LIABILITIES

Current liabilities at December 31, 1994 and 1993 are as follows:

(In millions)                                                 1994        1993
------------------------------------------------------------------------------
Accounts payable and accrued expenses                      $ 284.0       228.5
Short-term borrowings                                           --        10.8
Current maturities of long-term debt                          36.7        29.8
Income taxes payable                                           7.6         8.8
                                                           -------       -----
Total                                                      $ 328.3       277.9
                                                           =======       =====

LONG-TERM DEBT

Long-term debt at December 31, 1994 and 1993 is as follows:

(In millions)                                                 1994        1993
-------------------------------------------------------------------------------
Industrial development revenue bonds
   at adjustable rates, due 2015                         $    82.0        82.0
Senior notes, 4.93% to 9.80%, due 1995 to 2002               827.2       687.4
Mortgage notes, 6.74% to 8.75%, due 1996 to 2011             105.2          --
Commercial paper                                             210.7       347.6
Revolving loans, with an average rate of 6.29%
   at December 31, 1994                                       57.3        22.4
Other                                                          6.2         3.0
                                                         ---------     -------
                                                           1,288.6     1,142.4
Less current maturities                                       36.7        29.8
                                                         ---------     -------
Net long-term debt                                       $ 1,251.9     1,112.6
                                                         =========     =======



Of the $827.2 million in senior notes, $94.1 million is redeemable by the Company at par plus accrued interest on June 1, 1995.

   Interest paid, net of amounts capitalized, was $88.3 million, $79.8 million and $63.0 million in 1994, 1993 and 1992, respectively. Capitalized interest amounted to $7.0 million, $2.0 million and $4.9 million, respectively.

                                  FORTY-SEVEN

   Debt maturities during the next five years are as follows:

(In millions)
--------------------------------------------------------------------------------
1995                                                                     $  36.7
1996                                                                       266.3
1997                                                                        22.0
1998                                                                       213.1
1999                                                                       293.1
                                                                         -------

Secured debt obligations of $82.0 million at December 31, 1994 are collateralized by property with a net book value of $61.6 million and are payable over remaining terms ranging to 20 years.

   During 1994 the Company partially completed a public offering of its $200 million Series B Medium Term Note program. Through December 31, 1994, $170 million of these notes with maturities from three to seven years have been issued at an average coupon rate of 7.52%. Available financing under the Series B Medium Term Note program totaled $30 million at December 31, 1994.

   The Company has an effective shelf registration with the Securities and Exchange Commission for up to $65 million of new debt securities. The terms and conditions of these debt securities will be determined by market conditions at the time of issuance.

   During 1994, 1993 and 1992 the Company issued and renewed commercial paper and private notes for varying periods with interest at market rates. The Company had $210.7 million, $358.4 million and $380.0 million in commercial paper and private notes outstanding at December 31, 1994, 1993 and 1992, respectively. In 1994, 1993 and 1992 average amounts of commercial paper and private notes outstanding were $231.3 million, $273.1 million and $210.7 million, respectively, with the largest amounts outstanding at any one time being $327.1 million, $358.4 million and $391.4 million, respectively. Weighted average interest rates were 4.33%, 3.16% and 3.71%, respectively.

   The Company has entered into various long-term revolving credit facilities with an aggregate commitment at December 31, 1994 of $482.5 million, of which $50.0 million expires in 1996, $67.5 million expires in 1997, $40.0 million expires in 1998 and the remaining $325.0 million expires in 1999. At December 31, 1994, $210.7 million of the aggregate commitment supported the issuance of commercial paper. Excluding the portion of the commitment which supports the issuance of commercial paper, $214.5 million of revolving bank debt financing was available to the Company at December 31, 1994.

   Provisions under various loan agreements require the Company to comply with certain financial covenants which include maintaining a minimum consolidated tangible net worth and limiting the amount of outstanding indebtedness.

FINANCIAL INSTRUMENTS

CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND LONG-TERM MARKETABLE SECURITIES

The fair value of cash equivalents, temporary investments and long-term marketable securities is estimated based on the quoted market price of the investments.

OTHER FINANCIAL INSTRUMENTS

It is not practicable to estimate the fair value of notes receivable and a cost basis investment, the carrying values of which totaled $114.7 million in 1994 and $69.4 million in 1993. The Company received cash payments of $29.1 million and $4.5 million with respect to such investments in 1994 and 1993, respectively.

SHORT-TERM BORROWINGS

The carrying amount of short-term borrowings in 1993, principally commercial paper, approximates fair value.

LONG-TERM DEBT

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

INTEREST RATE SWAP AGREEMENTS

The Company enters into interest rate swap agreements to decrease its exposure to interest rate fluctuation on its floating rate debt. At December 31, 1994 the Company was party to 15 interest rate swap agreements having a total notional principal amount of $110.0 million. These swap agreements have a weighted average fixed rate of 8.52% and an average remaining life of .8 years. The Company is exposed to a potential financial loss in the event of nonperformance by the other parties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

   The fair value of interest rate swap agreements is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The Company enters into foreign currency exchange contracts to hedge certain transactions and investments denominated in foreign currencies. The purpose of the Company's foreign currency hedge activities is to protect the Company from the risk that cash inflows from and investments in foreign

                                  FORTY-EIGHT
operations will be affected by changes in exchange rates. The Company does not hold these contracts for trading purposes.

   At December 31, 1994 the Company held no foreign currency exchange contracts. The fair value of foreign currency exchange contracts in 1993 is estimated based on the quoted market prices of these instruments.

The estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 are as follows:

                                                          1994                         1993
                                                 ----------------------       -----------------------
                                                 Carrying          Fair       Carrying           Fair
(In millions)                                      Amount         Value         Amount          Value
-----------------------------------------------------------------------------------------------------
Cash and equivalents and
   temporary investments                         $  393.2         392.8          478.5          478.5
Long-term marketable securities                       1.0           1.0           63.6           63.6
Short-term borrowings                                  --            --           10.8           10.8
Long-term debt (including current maturities)     1,288.6       1,261.7        1,142.4        1,203.5
Unrecognized financial instruments:
   Interest rate swaps in net
     payable position                                  --           1.3             --            9.2
   Foreign currency exchange contracts                 --            --             --            3.2
                                                 --------       -------        -------        -------


During 1994 the Company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The Company invests primarily in debt securities which are held to maturity and valued at amortized cost. The aggregate fair value of debt securities at December 31, 1994 was $234.1 million.

   The Company also has investments in bond mutual funds. As these funds are open-ended and have no fixed maturities, the Company has classified this form of investment as a marketable equity security. At December 31, 1993 the value of the Company's bond fund investments approximated cost. At December 31, 1994 the aggregate fair value of these investments totaled $131.9 million, or $8.1 million below cost. Application of SFAS No. 115 resulted in an unrealized loss, net of the related deferred tax benefit, of $5.3 million which was deducted from stockholders' equity at December 31, 1994.

INCOME TAXES

Effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes." As permissible under the new standard, the Company reflected the impact as a cumulative adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment had a favorable impact on net income of $8.0 million.

   The provisions for income taxes for the three years ended December 31, 1994 are as follows:

(In millions)                           1994        1993        1992
--------------------------------------------------------------------
Current
   Federal                            $ 83.9        65.9        57.6
   State, foreign and local             12.0         1.5         4.0
                                      ------        ----        ----
                                        95.9        67.4        61.6
Deferred                               (18.3)       (9.2)       (6.4)
                                      ------        ----        ----
Total                                 $ 77.6        58.2        55.2
                                      ======        ====        ====

The components of deferred income tax expense were as follows:

(In millions)                                             1994       1993       1992
------------------------------------------------------------------------------------
Fixed assets, primarily depreciation                   $    --         --        3.3
Investments in unconsolidated affiliates                  (9.3)        --         --
Bad debt reserves                                         (3.4)        --         --
Self-insurance reserves                                    1.1       (2.1)      (4.3)
Benefit plans                                             (4.1)      (2.4)        --
Other asset reserves                                        --       (5.0)        --
Other, net                                                (2.6)      (3.0)      (5.4)
                                                       -------      -----       ----
                                                         (18.3)     (12.5)      (6.4)
Effect of the increase in the Federal statutory
   rate on deferred income tax balances                     --        3.3         --
                                                       -------      -----       ----
Total                                                  $ (18.3)      (9.2)      (6.4)
                                                       =======      =====       ====

                                   FORTY-NINE

During 1994, 1993 and 1992 the Company paid income taxes of $103.8 million, $74.1 million and $70.8 million, respectively.

   The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1994 and 1993, under the provisions of SFAS No. 109, are as follows:

(in millions)                                                      1994      1993
---------------------------------------------------------------------------------
Deferred tax assets
   Accrued expenses                                            $   14.4      12.5
   Bad debt reserves                                               13.4       8.1
   Self-insurance reserves                                         25.3      26.5
   Benefit plans                                                    3.8       2.7
   Other asset reserves                                             5.5       5.5
   Foreign tax credit carryovers (expire beginning 1997)            7.5        --
   Other                                                           15.8      13.1
                                                               --------    ------
                                                                   85.7      68.4
Valuation allowance                                                (7.5)       --
                                                               --------    ------
                                                                   78.2      68.4
                                                               --------    ------
Deferred tax liabilities
   Fixed assets, primarily depreciation                           (98.9)    (98.4)
   Investments in unconsolidated affiliates                       (53.1)    (63.7)
   Benefit plans                                                    --       (5.8)
   Other                                                          (24.5)    (19.6)
                                                               --------    ------
                                                                 (176.5)   (187.5)
                                                               --------    ------
Net deferred tax liability                                     $  (98.3)   (119.1)
                                                               ========    ======


Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                      1994       1993      1992
-------------------------------------------------------------------------------
Federal income tax rate                               35.0%      35.0      34.0
Increase (reduction) in taxes:
   Adjustment to deferred tax balances due
     to increase in Federal statutory rate             --         2.0        --
   State and local income
     taxes, net of Federal tax benefits                3.1        (.2)      2.9
   Foreign taxes, net                                 (1.3)        .9      (1.2)
   Benefit of dividend and municipal bond income       (.3)       (.3)      (.6)
   Other                                               2.1       (1.2)      (.4)
                                                      ----       ----      ----
Effective tax rate                                    38.6%      36.2      34.7
                                                      ====       ====      ====



CAPITAL STOCK

Ninety million shares of common stock with a par value of $2.50 per share are authorized, of which 51.0 million were issued at December 31, 1994 and 1993, including treasury shares of 2.9 million and 3.2 million in 1994 and 1993, respectively.

   Ten million shares of preferred stock with a par value of $1.00 per share are authorized. The shares are issuable in series. No shares were outstanding in 1994 or 1993.

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

   At December 31, 1994, 2.0 million shares of common stock were reserved for the exercise of options under the Company's stock option plans. Options may be granted to salaried officers and other key employees of the Company to purchase common stock at not less than fair market value at the date of grant.


                                     FIFTY

   Options may be exercised in installments commencing one year after the date of grant. The plan also permits the granting of Stock Appreciation Rights
(SARs). No SARs have been granted as of December 31, 1994.

                                                                Options
                                                            Price Range       Options      Available
                                                            (Per Share)   Outstanding      for Grant
----------------------------------------------------------------------------------------------------
Balance at December 31, 1991                            $18.03-  111.63     1,347,675        749,810
   Granted                                               45.94-   52.06       305,250       (305,250)
   Exercised                                             18.03-   44.38      (131,072)            --
   Cancelled                                             28.34-  111.63       (29,979)        29,779
                                                        ---------------     ---------        -------
Balance at December 31, 1992                             21.31-  111.63     1,491,874        474,339
   Granted                                               46.94-   49.00        89,000        (89,000)
   Exercised                                             21.31-   52.06      (174,010)            --
   Cancelled                                             29.63-  111.63       (54,438)        54,438
                                                        ---------------     ---------        -------
Balance at December 31, 1993                             28.34-   53.19     1,352,426        439,777
   Authorized                                                                      --        500,000
   Granted                                               55.19-   69.63       753,300       (753,300)
   Exercised                                             28.34-   53.19      (269,810)            --
   Cancelled                                             29.63-   69.63       (64,851)        59,474
                                                        ---------------     ---------        -------
Balance at December 31, 1994                             28.38-   69.63     1,771,065        245,951
                                                        ---------------     =========        =======
Exercisable at December 31, 1994                         28.38-   53.19       855,294
                                                        ---------------     ---------


Under provisions of Nevada, New Jersey and other gaming laws, and the Company's certificate of incorporation, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental authorities. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

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

   The following sets forth the funded status for the Basic Plan as of December 31, 1994 and 1993:

(In millions)                                                                     1994           1993
-----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation, including vested benefits of
     $(145.7) and $(133.8), respectively                                     $  (151.4)        (136.8)
                                                                             =========         ======
   Projected benefit obligation for service rendered to date                 $  (192.1)        (181.0)
   Plan assets at fair value, primarily
     listed securities and temporary investments                                 150.5          150.3
                                                                             ---------         ------
   Projected benefit obligation in excess of plan assets                         (41.6)         (30.7)
   Unrecognized net loss from changes in assumptions                              43.7           40.2
   Unrecognized net asset as of January 1, 1986                                   (8.0)          (9.3)
                                                                             ---------         ------
(Accrued) prepaid pension cost                                               $    (5.9)            .2
                                                                             =========         ======
Pension cost includes the following components:
   Service cost                                                              $     9.5            8.7
   Interest cost on projected benefit obligation                                  13.6           12.5
   Actual return on assets                                                        (1.4)         (15.1)
   Net amortization                                                              (11.7)           2.8
                                                                             ---------         ------
Net periodic cost before allocation                                               10.0            8.9
   Cost allocated to managed properties                                            2.3            1.9
                                                                             ---------         ------
Net periodic pension cost                                                    $     7.7            7.0
                                                                             =========         ======

                                   FIFTY-ONE

Included in plan assets at fair value are securities of the Company of $19.7 million and $17.6 million at December 31, 1994 and 1993, respectively.

   The following sets forth the funded status for the Supplemental Plans as of December 31, 1994 and 1993:

(In millions)                                                                     1994           1993
-----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation, including vested benefits of
     $(13.9) and $(16.3), respectively                                       $   (13.9)         (16.3)
                                                                             =========          =====
   Projected benefit obligation for service rendered to date                 $   (15.8)         (17.3)
   Plan assets at fair value                                                      13.1           15.4
                                                                             ---------          -----
   Projected benefit obligation in excess of plan assets                          (2.7)          (1.9)
   Unrecognized net loss from changes in assumptions                               4.7            8.7
   Unrecognized obligation as of January 1, 1986                                   2.1            2.5
                                                                             ---------          -----
Prepaid pension cost                                                         $     4.1            9.3
                                                                             =========          =====
Pension cost includes the following components:
   Service cost                                                              $     1.1             .9
   Interest cost on projected benefit obligation                                   1.0            1.0
   Actual return on assets (increase) decrease                                     1.0           (1.7)
   Net amortization                                                                (.6)           2.5
                                                                             ---------          -----
Net periodic pension cost                                                    $     2.5            2.7
                                                                             =========          =====


The discount rates used in determining the actuarial present values of the projected benefit obligations were eight percent in 1994 and seven and one-half percent in 1993, with the rate of increase in future compensation projected at five and one-half percent in 1994 and 1993. The expected long--term rate of return on assets is nine percent. The unrecognized net (asset) obligation is being amortized over a 15 year period. Unrecognized net gains and losses on plan assets are amortized over a five year period.

   A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $9.2 million, $9.3 million and $8.4 million in 1994, 1993 and 1992, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

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

   Effective January 1, 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As permissible under the new standard, the Company reflected the impact as a cumulative adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment resulted in a charge to net income of $4.6 million, net of a $2.3 million deferred tax benefit. The incremental effect on 1993 results of adopting SFAS No. 106 was a pretax charge of $.9 million.

   The Company's unfunded accumulated postretirement benefit obligations as of December 31, 1994 and 1993 were as follows:

(In millions)                                                                     1994           1993
-----------------------------------------------------------------------------------------------------
Retirees                                                                     $    (2.5)          (2.5)
Active employees - fully eligible                                                 (2.4)          (2.9)
Active employees - not fully eligible                                             (3.1)          (2.8)
                                                                             ---------           ----
                                                                                  (8.0)          (8.2)
Unrecognized net loss                                                               .7             .7
                                                                             ---------           ----
Accumulated postretirement benefit obligation                                $    (7.3)          (7.5)
                                                                             =========           ====

Postretirement cost includes the following components:
   Service cost                                                              $      .5             .3
   Interest cost on projected benefit obligation                                    .7             .6
                                                                             ---------           ----
Total postretirement benefit cost                                            $     1.2             .9
                                                                             =========           ====

                                   FIFTY-TWO

The discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was eight percent in 1994 and seven and one-half percent in 1993, with the annual rate of increase in future compensation projected at five and one-half percent in 1994 and 1993.

SEGMENTS OF BUSINESS

Financial data of the Company's business segments for the years ended December 31, 1994, 1993 and 1992 are as follows:

(In millions)                                                      1994           1993           1992
-----------------------------------------------------------------------------------------------------
Depreciation (1)
   Hotels                                                     $    90.8           83.4           79.5
   Gaming                                                          72.9           65.1           54.8
   Corporate                                                        3.5            3.4            3.3
                                                              ---------        -------        -------
Total                                                         $   167.2          151.9          137.6
                                                              =========        =======        =======
Capital expenditures (1)
   Hotels                                                     $    93.3           70.6           76.1
   Gaming                                                         236.4          144.2          188.9
   Corporate                                                        2.6            1.9            1.5
                                                              ---------        -------        -------
Total                                                         $   332.3          216.7          266.5
                                                              =========        =======        =======
Assets
   Hotels (2)                                                 $ 1,270.7          940.7          917.4
   Gaming (2)                                                   1,172.5        1,085.7          987.7
   Corporate                                                      482.7          648.4          754.3
                                                              ---------        -------        -------
Total                                                         $ 2,925.9        2,674.8        2,659.4
                                                              =========        =======        =======

(1) Includes proportionate share of unconsolidated affiliates.
(2) Includes investments in unconsolidated affiliates.

Supplemental hotels segment operating data for the three years ended December 31, 1994 are as follows:

(In millions)                                                      1994           1993           1992
-----------------------------------------------------------------------------------------------------
Revenue

   Rooms                                                       $  313.9          252.9          226.7
   Food and beverage                                              127.7          113.5          104.2
   Management and franchise fees                                   83.0           78.7           72.4
   Other products and services                                     51.5           44.5           42.4
   Operating income from unconsolidated affiliates                 40.9           30.4           24.7
                                                               --------          -----          -----
                                                                  617.0          520.0          470.4
                                                               --------          -----          -----
Expenses

   Rooms                                                           98.3           83.9           74.4
   Food and beverage                                              107.5           93.7           86.8
   Other costs and expenses                                       265.0          246.2          217.7
                                                               --------          -----          -----
                                                                  470.8          423.8          378.9
                                                               --------          -----          -----
Hotels operating income                                        $  146.2           96.2           91.5
                                                               ========          =====          =====


                                  FIFTY-THREE

Supplemental gaming segment operating data for the three years ended December 31, 1994 are as follows:

(In millions)                                         1994      1993      1992
-------------------------------------------------------------------------------
Revenue
  Rooms                                             $ 195.7     187.3     160.0
  Food and beverage                                   119.5     123.3     112.0
  Casino                                              480.6     502.1     438.8
  Other products and services                          72.7      49.3      40.0
  Management fees                                      11.5       6.4       6.7
  Operating income from unconsolidated affiliates       9.2       5.1       1.7
                                                    -------     -----     -----
                                                      889.2     873.5     759.2
                                                    -------     -----     -----
Expenses
  Rooms                                                73.5      68.6      57.5
  Food and beverage                                   108.9     108.7      93.5
  Casino                                              216.3     217.5     195.6
  Other costs and expenses                            331.5     308.2     259.2
                                                    -------     -----     -----
                                                      730.2     703.0     605.8
                                                    -------     -----     -----
Gaming operating income                             $ 159.0     170.5     153.4
                                                    =======     =====     =====


LEASES

The Company operates eight properties under noncancellable operating leases, all of which are for land only, having remaining terms up to 39 years. Upon expiration of four of the leases, the Company has renewal options of 25, 30, 30 and 50 years. Seven leases require the payment of additional rentals based on varying percentages of revenue or income.

        Minimum lease commitments under all noncancellable operating leases are as follows:

Year ending December 31,                                          (In millions)
-------------------------------------------------------------------------------
1995                                                                     $  5.2
1996                                                                        3.9
1997                                                                        3.6
1998                                                                        3.2
1999                                                                        2.9
2000 to 2033                                                               49.6
                                                                         ------
Total                                                                    $ 68.4
                                                                         ======


Total lease rental expense for all operating leases is composed of:

(In millions)                                      1994        1993        1992
-------------------------------------------------------------------------------
Minimum rentals                                   $ 6.5         6.4         5.5
Additional rentals                                  6.8         4.9         4.O
                                                  -----        ----         ---
Total                                             $13.3        11.3         9.5
                                                  =====        ====         ===


COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1994 the Company had contractual commitments at its wholly-owned or leased properties for major expansion and rehabilitation projects of approximately $63.1 million. Additionally, the Company is committed, under certain conditions, to invest or loan up to $173.1 million to entities developing hotel, gaming and vacation ownership properties.

The Company has entered into a hotel management agreement whereby it guarantees certain payments and loans to the hotel owners if agreed upon levels of financial performance are not maintained. The Company does not believe it is likely that material payments will be required under this agreement. In addition, in the event the Company terminates this agreement, it may be obligated to pay $11.4 million to the hotel owners.

In October 1991 a lawsuit was initiated by Hilton International Co. (HI) against the Company. In this action, HI alleges generally that the development and marketing by the Company of its hotels outside of the United States under the Conrad name violate the terms of certain agreements between HI and the Company. In 1964 the Company spun off its Hilton International operations to the Company's stockholders and entered into an agreement with HI, as subsequently amended, generally granting the Company certain rights with respect to the Hilton service mark in the United States and HI certain rights to the Hilton service mark outside the United States. The complaint seeks, among other things, injunctive


                                   FIFTY-FOUR
relief against use by the Company of the Conrad name for its hotels outside the United States and damages in excess of $100 million. The Company believes that this action is without merit. The trial in this action has concluded, but a decision has not yet been rendered by the court.

In management's opinion, disposition of the HI lawsuit, and various other lawsuits pending against the Company, is not expected to have a material effect on the Company's financial position or results of operations.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

(In millions, except per share amounts, stock prices and percentages)

Quarterly Financial Data

                                                                    Income               Net
                                                                    Before            Income
                        Occupancy (1)                   Operating   Income      Net      Per   Dividends      High/Low
                         Hotels    Gaming     Revenue      Income    Taxes   Income    Share   Per Share   Stock Price
----------------------------------------------------------------------------------------------------------------------
1994     1st Quarter         66%       85    $  338.8        55.7     37.7     22.7      .47         .30   74.00/54.50
         2nd Quarter         72        90       381.2        74.0     56.0     33.9      .70         .30   61.25/49.75
         3rd Quarter         72        90       380.9        62.4     46.4     27.0      .56         .30   66.63/53.25
         4th Quarter         68        84       405.3        84.8     60.8     38.1      .79         .30   72.00/56.00
                             --        --    --------       -----    -----    -----     ----        ----   -----------
         Year                70%       87    $1,506.2       276.9    200.9    121.7     2.52        1.20   74.00/49.75
                             ==        ==    ========       =====    =====    =====     ====        ====   ===========


1993     1st Quarter(2)      66%       81    $  331.6        54.6     36.4     26.5      .55         .30   53.25/41.75
         2nd Quarter         70        87       345.2        60.2     42.5     26.8      .56         .30   53.38/42.88
         3rd Quarter         68        90       346.7        66.1     40.0     20.5      .43         .30   50.00/41.50
         4th Quarter         64        84       370.0        59.0     42.0     32.3      .67         .30   61.00/44.38
                             --        --    --------       -----    -----    -----     ----        ----   -----------
         Year                67%       86    $1,393.5       239.9    160.9    106.1     2.21        1.20   61.00/41.50
                             ==        ==    ========       =====    =====    =====     ====        ====   ===========

(1) Properties owned or managed
(2) The 1993 1st quarter included additional net income of $3.4 million or $.07 per share resulting from the implementation of new accounting standards.

As of December 31, 1994 there were approximately 4,600 stockholders of record.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Hilton Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the Accounting Changes note to the consolidated financial statements, in 1993 the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.



ARTHUR ANDERSEN LLP



Los Angeles, California
February 1, 1995


                                   FIFTY-FIVE

HILTON HOTELS CORPORATION AND SUBSIDIARIES TEN YEAR SUMMARY



(Dollars in millions, except per share amounts)                                                        1994      1993
---------------------------------------------------------------------------------------------------------------------
Operating Data for Years            Revenue
Ended December 31                      Hotels (1)                                               $   2,133.7   1,826.2
                                       Management fees                                                 45.7      42.7
                                       Franchise fees                                                  37.3      36.0
                                                                                                -----------   -------
                                         Total hotels                                               2,216.7   1,904.9
                                       Gaming (1)                                                   1,445.3   1,062.0
                                                                                                -----------   -------
                                         Total                                                      3,662.0   2,966.9
                                         Less nonconsolidated managed                               2,205.9   1,608.9
                                                                                                -----------   -------
                                         Total revenue from consolidated operations             $   1,456.1   1,358.0
                                                                                                ===========   =======
                                    Operating income
                                       Hotels (2)                                               $     146.2      96.2
                                       Gaming (2)                                                     159.0     170.5
                                       Corporate expense                                              (28.3)    (26.8)
                                                                                                -----------   -------
                                       Total                                                          276.9     239.9
                                    Net interest expense (2)                                          (76.4)    (73.2)
                                    Property transactions, net                                          1.1      (4.5)
                                    Foreign currency losses                                             (.7)     (1.3)
                                    Provision for income taxes                                        (77.6)    (58.2)
                                    Minority interest, net                                             (1.6)       --
                                                                                                -----------   -------
                                    Net income before cumulative effect of accounting changes         121.7     102.7
                                    Cumulative effect of accounting changes, net                         --       3.4
                                                                                                -----------   -------
                                    Net income                                                  $     121.7     106.1
                                                                                                ===========   =======

                                    Depreciation (2)                                                  167.2     151.9
                                    Capital expenditures (2)                                          332.3     216.7
                                                                                                -----------   -------
Stockholder Data                    Net income per share                                        $      2.52      2.21
                                    Average common and equivalent shares                               48.3      48.0
                                    Stockholders equity                                         $   1,127.8   1,056.7
                                    Stockholders equity per share                                     23.45     22.11
                                    Return on average stockholders equity                              11.1%     10.3
                                    Dividends per share                                         $      1.20      1.20
                                    Market price per share - high/low                                 74/50     61/42
                                                                                                -----------   -------
Financial Position at Year End      Working capital                                             $     345.4     449.1
                                    Assets                                                          2,925.9   2,674.8
                                    Long-term debt                                                  1,251.9   1,112.6
                                    Ratio of long-term debt to total capital (3)                        .48       .46
                                                                                                -----------   -------
General Information                 Percentage of occupancy (1)
                                       Hotels                                                            70        67
                                       Gaming                                                            87        86
                                    Number of properties at year end
                                       Wholly-owned or leased hotels                                     18        18
                                       Partially owned hotels                                            15        15
                                       Managed hotels                                                    24        26
                                       Franchised hotels                                                162       171
                                       Wholly or partially owned hotel-casinos                            7         7
                                                                                                -----------   -------
                                       Total                                                            226       237
                                                                                                ===========   =======

                                    Available rooms at year end
                                       Wholly-owned or leased hotels                                  9,106     9,160
                                       Partially owned hotels                                        14,992    14,991
                                       Managed hotels                                                15,686    15,940
                                       Franchised hotels                                             40,588    42,816
                                       Wholly or partially owned hotel-casinos                       12,080    12,045
                                                                                                -----------   -------
                                       Total                                                         92,452    94,952
                                                                                                ===========   =======

(1) Includes properties owned or managed.
(2) Includes proportionate share of unconsolidated affiliates.
(3) Total capital represents total assets less current liabilities.

                                   FIFTY-SIX

HILTON HOTELS CORPORATION AND SUBSIDIARIES TEN YEAR SUMMARY


(Dollars in millions, except per share amounts)                                              1992      1991      1990      1989
-------------------------------------------------------------------------------------------------------------------------------
Operating Data for Years            Revenue
Ended December 31                      Hotels (1)                                         1,678.0   1,526.5   1,558.4   1,500.6
                                       Management fees                                       37.0      35.4      36.9      34.4
                                       Franchise fees                                        35.4      34.0      34.6      34.2
                                                                                          -------   -------   -------   -------
                                         Total hotels                                     1,750.4   1,595.9   1,629.9   1,569.2
                                       Gaming (1)                                           932.4     839.3     824.6     694.3
                                                                                          -------   -------   -------   -------
                                         Total                                            2,682.8   2,435.2   2,454.5   2,263.5
                                         Less nonconsolidated managed                     1,479.6   1,352.8   1,367.4   1,309.4
                                                                                          -------   -------   -------   -------
                                         Total revenue from consolidated operations       1,203.2   1,082.4   1,087.1     954.1
                                                                                          =======   =======   =======   =======

                                    Operating income
                                       Hotels (2)                                            91.5      92.9     120.6     129.3
                                       Gaming (2)                                           153.4     115.0     130.4     102.6
                                       Corporate expense                                    (25.0)    (23.1)    (29.2)    (25.6)
                                                                                          -------   -------   -------   -------
                                       Total                                                219.9     184.8     221.8     206.3
                                    Net interest expense (2)                                (61.7)    (62.4)    (54.7)    (43.8)
                                    Property transactions, net                               .9          .5        --      (3.7)
                                    Foreign currency losses                                    --        --        --        --
                                    Provision for income taxes                              (55.2)    (38.6)    (54.6)    (48.7)
                                    Minority interest, net                                     --        --        --        --
                                                                                          -------   -------   -------   -------
                                    Net income before cumulative effect of accounting
                                      changes                                               103.9      84.3     112.5     110.1
                                    Cumulative effect of accounting changes, net               --        --        --        --
                                                                                          -------   -------   -------   -------
                                    Net income                                              103.9      84.3     112.5     110.1
                                                                                          =======   =======   =======   =======
                                    Depreciation (2)                                        137.6     128.8     119.4     104.8
                                    Capital expenditures (2)                                266.5     102.2     262.4     367.1
                                                                                          -------   -------   -------   -------
Stockholder Data                    Net income per share                                     2.17      1.76      2.34      2.27
                                    Average common and equivalent shares                     47.9      47.8      48.1      48.5
                                    Stockholders equity                                   1,002.5     952.8     923.3     883.0
                                    Stockholders equity per share                           21.02     20.06     19.44     18.40
                                    Return on average stockholders equity                    10.6       9.0      12.5      13.0
                                    Dividends per share                                      1.20      1.20      1.15      1.00
                                    Market price per share - high/low                       53/40     50/34     84/26    116/48
                                                                                          -------   -------   -------   -------
Financial Position at Year End      Working capital                                         310.6     306.6      43.8      22.9
                                    Assets                                                2,659.4   2,186.8   1,926.7   2,216.0
                                    Long-term debt                                        1,087.1     789.0     526.6     487.1
                                    Ratio of long-term debt to total capital (3)              .47       .40       .31       .30
                                                                                          -------   -------   -------   -------
General Information                 Percentage of occupancy (1)
                                       Hotels                                                  66        64        68        69
                                       Gaming                                                  85        84        84        86
                                    Number of properties at year end
                                       Wholly-owned or leased hotels                           16        16        14        13
                                       Partially owned hotels                                  15        15        15        14
                                       Managed hotels                                          25        23        21        22
                                       Franchised hotels                                      180       199       208       214
                                       Wholly or partially owned hotel-casinos                  7         5         5         4
                                                                                          -------   -------   -------   -------
                                       Total                                                  243       258       263       267
                                                                                          =======   =======   =======   =======

                                    Available rooms at year end
                                       Wholly-owned or leased hotels                        8,729     8,756     7,696     7,739
                                       Partially owned hotels                              13,982    13,938    14,311    13,750
                                       Managed hotels                                      14,908    13,788    12,888    13,518
                                       Franchised hotels                                   45,002    49,131    51,559    52,612
                                       Wholly or partially owned hotel-casinos             12,557     9,929     9,929     7,411
                                                                                          -------   -------   -------   -------
                                       Total                                               95,178    95,542    96,383    95,030
                                                                                          =======   =======   =======   =======

(1) Includes properties owned or managed.
(2) Includes proportionate share of unconsolidated affiliates.
(3) Total capital represents total assets less current liabilities.



HILTON HOTELS CORPORATION AND SUBSIDIARIES TEN YEAR SUMMARY


(Dollars in millions, except per share amounts)                                              1988      1987      1986      1985
-------------------------------------------------------------------------------------------------------------------------------
Operating Data for Years            Revenue
Ended December 31                      Hotels (1)                                         1,395.2   1,279.4   1,228.3   1,138.8
                                       Management fees                                       33.3      31.3      28.8      28.2
                                       Franchise fees                                        33.5      31.9      30.7      28.2
                                                                                          -------   -------   -------   -------
                                         Total hotels                                     1,462.0   1,342.6   1,287.8   1,195.2
                                       Gaming (1)                                           695.3     589.7     483.7     366.7
                                                                                          -------   -------   -------   -------
                                         Total                                            2,157.3   1,932.3   1,771.5   1,561.9
                                         Less nonconsolidated managed                     1,241.9   1,116.9   1,052.5     877.5
                                                                                          -------   -------   -------   -------
                                         Total revenue from consolidated operations         915.4     815.4     719.0     684.4
                                                                                          =======   =======   =======   =======

                                    Operating income
                                       Hotels (2)                                           115.1     100.7      83.6      90.5
                                       Gaming (2)                                           128.6     107.7      88.1      76.4
                                       Corporate expense                                    (20.8)    (18.3)    (17.6)    (15.0)
                                                                                          -------   -------   -------   -------
                                       Total                                                222.9     190.1     154.1     151.9
                                    Net interest expense (2)                                (38.1)    (22.0)    (22.1)    (11.7)
                                    Property transactions, net                                 --      43.8      (2.5)      3.1
                                    Foreign currency losses                                    --        --        --        --
                                    Provision for income taxes                              (53.9)    (72.0)    (31.7)    (43.1)
                                    Minority interest, net                                     --        --        --        --
                                                                                          -------   -------   -------   -------
                                    Net income before cumulative effect of accounting
                                      changes                                               130.9     139.9      97.8     100.2
                                    Cumulative effect of accounting changes, net               --        --        --        --
                                                                                          -------   -------   -------   -------
                                    Net income                                              130.9     139.9      97.8     100.2
                                                                                          =======   =======   =======   =======
                                    Depreciation (2)                                         89.5      80.5      71.3      65.4
                                    Capital expenditures (2)                                386.8     205.6     240.7     293.1
                                                                                          -------   -------   -------   -------
Stockholder Data                    Net income per share                                     2.72      2.80      1.96      2.01
                                    Average common and equivalent shares                     48.1      50.0      49.9      49.8
                                    Stockholders equity                                     814.1     772.8     707.3     651.4
                                    Stockholders equity per share                           17.03     15.80     14.23     13.16
                                    Return on average stockholders equity                    16.5      18.9      14.4      16.1
                                    Dividends per share                                       .95       .90       .90       .90
                                    Market price per share - high/low                       55/34     46/28     40/30     37/28
                                                                                          -------   -------   -------   -------
Financial Position at Year End      Working capital                                         279.5     206.9     173.4     259.3
                                    Assets                                                1,892.5   1,423.6   1,302.3   1,225.6
                                    Long-term debt                                          568.5     283.7     280.9     284.3
                                    Ratio of long-term debt to total capital (3)              .36       .22       .24       .26
                                                                                          -------   -------   -------   -------
General Information                 Percentage of occupancy (1)
                                       Hotels                                                  70        68        65        64
                                       Gaming                                                  87        84        84        86
                                    Number of properties at year end
                                       Wholly-owned or leased hotels                            9         8         8        11
                                       Partially owned hotels                                  12        13        14        14
                                       Managed hotels                                          21        22        22        23
                                       Franchised hotels                                      225       224       223       218
                                       Wholly or partially owned hotel-casinos                  4         4         4         4
                                                                                          -------   -------   -------   -------
                                       Total                                                  271       271       271       270
                                                                                          =======   =======   =======   =======

                                    Available rooms at year end
                                       Wholly-owned or leased hotels                        6,494     6,027     6,085     7,399
                                       Partially owned hotels                              13,409    13,528    14,350    14,123
                                       Managed hotels                                      13,383    14,183    13,425    13,692
                                       Franchised hotels                                   54,876    55,641    55,602    54,285
                                       Wholly or partially owned hotel-casinos              7,326     7,318     7,318     6,602
                                                                                          -------   -------   -------   -------
                                       Total                                               95,488    96,697    96,780    96,101
                                                                                          =======   =======   =======   =======

(1) Includes properties owned or managed.
(2) Includes proportionate share of unconsolidated affiliates.
(3) Total capital represents total assets less current liabilities.

                                  FIFTY-SEVEN