Form 10-K, Exhibit 13
period 1995-12-31
HILTON HOTELS CORP
filed 1996-03-22
CIK 47580

THIRTY-SIX

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

STRATEGIC AND FINANCIAL OBJECTIVES

Management's primary objective is to maximize shareholder value. The commitment to this objective is evident in the continued growth and success of the hotel and gaming business segments, the Company's outstanding earnings and its strong financial condition. The Company will continue to pursue this objective by utilizing the depth and synergies of its combined resources to capitalize on the respective strengths of the hotel and gaming business segments.

RESULTS OF OPERATION

FISCAL 1995 COMPARED WITH FISCAL 1994

OVERVIEW

The Company's net income increased 42 percent to $172.8 million or $3.56 per share compared to $121.7 million or $2.52 per share in 1994. Consolidated revenue in 1995 increased nine percent to $1.6 billion, while operating income increased 24 percent to $353.6 million from $284.6 million in 1994.

HOTELS

The hotel segment includes the consolidated results of the Company's owned and leased properties. The segment also includes equity income from unconsolidated affiliates, management fees from both domestic and international hotel properties and franchise fees. At December 31, 1995 the Company owned, partially owned, managed and franchised 18, 15, 24 and 162 properties, respectively, totaling 81,000 rooms worldwide.
     Hotel segment results are primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate) and the Company's ability to manage costs. The Company continues to benefit from the global strength of the travel and tourism industry. In addition, increased demand outpaced lodging supply growth again in 1995. Results in 1995 demonstrate the Company's ability to capitalize on the sustained growth in international travel to the United States and on increased domestic business and leisure travel by offering top quality service and superior hotels and resorts. Occupancy for hotels owned or managed increased to 73 percent in 1995 compared to 70 percent in 1994. Average room rates increased five percent over 1994.
     Consolidated hotel revenue increased 15 percent in 1995 to $708.8 million. Adjusting for the increase in revenue due to the consolidation of the New Orleans Hilton Riverside in June 1994, hotel revenue increased nine percent over 1994. Revenue per available room (RPAR) is a measure of hotel revenue generation. RPAR for owned and managed hotels increased 10 percent in 1995, the second consecutive year of double-digit growth.
     Hotel operating income, primarily income from hotel interests and management and franchise fee income, increased 41 percent in 1995 to $207.7 million. Adjusting for the increase in operating income due to the consolidation of the New Orleans Hilton Riverside, operating income increased 31 percent over the prior year.
     Fluctuations in hotel operating income are significantly influenced by the operating results of the Company's principal downtown/convention, resort and airport locations where it has large equity interests. The strength of the U.S. economy has been a catalyst for increased business travel, which has benefitted a majority of the Company's properties. Individual business travel and company meeting room nights were both well ahead of 1994 levels. In addition, increased international visitation continues to benefit a number of the Company's major market and resort properties. Nearly all of the Company's owned and partially-owned hotels posted increases in operating income compared to the prior year.
     Results from the Waldorf=Astoria increased $5.7 million and results from the 50% owned New York Hilton increased $5.1 million, representing a combined 58 percent increase over the prior year. Both properties produced increases in average rate and occupancy linked to strong international room nights and increased business travel volume. A significant increase in individual business traveler room nights supported a $6.2 million increase in operating income at the Palmer House Hilton. Improved occupancy also benefitted a number of the Company's major market equity properties, including the Capital Hilton, San Francisco Hilton and Washington Hilton, each 50% owned by the Company. Combined results at these three properties increased $4.1 million, or 65 percent over 1994.

THIRTY-SEVEN

Operating income from the New Orleans Hilton Riverside increased $15.0 million over the prior year. Strong operating performance led by increased leisure and company meeting volume accounted for $8.1 million of the increase, while $6.9 million is attributable to increased ownership of the property.
     Average room rate growth in the leisure travel segment combined with improved occupancy produced a $4.1 million increase in operating income at the 50% owned Hilton Hawaiian Village. International room nights at this property increased eight percent as tourism from the key Japanese market remained strong.
     An 11 percent increase in RPAR at the Company's five owned and partially-owned Hilton Suites properties resulted in a $2.1 million increase in operating income.
     The strength of business travel continued to benefit the Company's airport properties. Each of the Company's airport locations attained increases in average room rate and operating income compared to the prior year. Combined income for the Company's eight wholly-owned and partially-owned airport properties increased $7.9 million, or 65 percent, over 1994 levels.
     Operating income from the 30% owned Conrad International Hong Kong increased $.9 million on a double-digit increase in average room rate.
     Results at the Company's vacation ownership facility in Orlando, Florida were adversely impacted by slower than expected sales. Results also reflect the required recognition of previously deferred operating losses of the Orlando project, prompted by the completion of the first phase of construction in August 1995. Combined results from the Company's Orlando and Las Vegas vacation ownership projects decreased $8.8 million from the prior year.
     Management and franchise fee revenue increased $6.4 million in 1995 to $89.4 million. Fee revenue is based primarily on operating revenues at managed properties and rooms revenue at franchised properties.
     The Company has an ongoing program of actively monitoring and improving its franchise hotels. In 1995, five franchise contracts, representing 845 rooms, were terminated by the Hilton Inns franchise system, several due to noncompliance with the Company's standards. Six properties and 2,096 rooms were added to the franchise system in 1995. In addition, in late 1995 the Company assumed management of the 294-room Tamarron Hilton Resort in Durango, Colorado.
     In 1995 Conrad International Hotels signed management agreements for a 412-room hotel in Barcelona, Spain, a 260-room hotel in Hurghada, Egypt and a 350-room property under development in Sharm El Sheikh, Egypt. The Conrad International Sharm El Sheikh is scheduled to open in Fall 1996.
     Although the supply-demand imbalance continues to improve, future operating results could be adversely impacted by overcapacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher rates. Increases in transportation and fuel costs or sustained recessionary periods could also unfavorably impact future results. The Company believes that its financial strength, market presence and diverse product line will enable it to remain extremely competitive.

GAMING

The gaming segment includes five wholly-owned Nevada hotel-casinos, equity income and management fees from gaming operations in New Orleans, Louisiana and Windsor, Ontario, Canada, two partially owned hotel-casinos in Australia and one in Istanbul, Turkey.
     The Company's Nevada gaming operations offer a diversified product and service mix which appeals to a broad spectrum of customers. The Flamingo Hilton-Las Vegas caters to the broad Las Vegas middle market, while the Las Vegas Hilton caters to premium players and the convention market. The Flamingo Hilton-Reno focuses on middle market activity, while the Reno Hilton targets both convention and middle market activity. The Flamingo Hilton-Laughlin targets the budget market segment.
     Total gaming revenue increased five percent to $940.6 million in 1995 compared to $895.6 million in 1994. Casino revenue, a component of gaming revenue, was $511.0 million in 1995 compared to $480.6 million in 1994. Gaming operating income was $177.8 million in 1995, a seven percent improvement from $165.4 million in 1994.
     Operating income at the Las Vegas Hilton increased $26.4 million from the prior year primarily due to significantly higher table game win. The hotel-casino's luxury "Sky Villa" suites and new baccarat facility have greatly increased premium play volume. Baccarat volume more than doubled resulting in a 91 percent increase in baccarat win compared to the prior year. The property also benefitted from a 10 percent increase in average room rate. Results at the Las Vegas Hilton are more volatile than the Company's other casinos because this property caters to the premium play segment of the market. Future fluctuations in premium play volume and win percentage could result in greater volatility in operating income at this property.

THIRTY-EIGHT

Results at the Flamingo Hilton-Las Vegas increased $3.5 million in 1995, despite disruptions during the first half of the year resulting from major construction and renovation projects at the property. Average room rate increased 11 percent over 1994 levels. Operating income at the Flamingo Hilton-Laughlin decreased $3.3 million from the prior year, reflecting continued market softness and competition from Las Vegas. Benefitting from the mid-year completion of a major casino renovation, operating income from the Reno Hilton increased $5.2 million from the prior year. Results from the Flamingo Hilton-Reno decreased $1.2 million, primarily due to increased competition in the last six months of 1995.
     Occupancy for the Nevada hotel-casinos was 88 percent and 91 percent in 1995 and 1994, respectively. Average room rates increased seven percent in 1995.
     Results from the Company's New Orleans river casino operations, including equity and fee income, decreased $2.4 million from 1994. The 1994 results include fee income from a wholly-owned river casino which was leased to the 50% owned joint venture prior to November 1994, when a vessel owned by the joint venture was placed in service.
     Fee income from the one-third owned consortium which operates and manages the Casino Windsor increased $3.2 million from the prior year. This facility opened in May 1994. Results at the 25% owned Conrad International Istanbul increased $.7 million due to a significant increase in occupancy.
     Equity and fee income from the 19.9% owned Hotel Conrad & Jupiters Casino in Australia decreased $11.3 million from 1994, primarily due to significantly lower table game win. Equity and fee income from the 19.9% owned Conrad International Treasury, which opened in May 1995 in Brisbane, totaled $2.4 million.
     The gaming industry continues to experience growth in both existing markets and new jurisdictions. The Las Vegas market is becoming increasingly competitive, with visitor volume growth slowing and per-capita casino spending declining. Competitors have announced new projects which, if completed, will add approximately 15,000 rooms and 500,000 square feet of casino space to the market over the next three years. These additions could adversely impact the Company's future gaming income.

CORPORATE EXPENSE

Corporate expense increased $3.6 million in 1995 to $31.9 million due to $4.9 million in costs incurred in evaluating strategic alternatives to enhance shareholder value.

INTEREST AND DIVIDEND INCOME/EXPENSE

Interest and dividend income increased $13.7 million in 1995 to $35.2 million due to higher investable balances. Interest expense, net of amounts capitalized, increased $7.8 million primarily due to higher average debt levels and higher interest rates on commercial paper borrowings. The increase in consolidated interest expense includes $4.3 million attributable to the consolidation of the New Orleans Hilton Riverside in June 1994. Interest expense from unconsolidated affiliates increased $4.3 million over 1994.

INCOME TAXES

The effective income tax rate in 1995 was 36.6% compared to 40.9% in 1994. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes. The 1995 effective income tax rate benefitted from $5.5 million in credits resulting from the favorable resolution of Federal tax issues for prior years and the utilization of foreign tax credits.
     The Company believes its recorded tax balances are appropriate. However, future changes in tax law, or in the interpretation of such law, could have a material effect on financial results. Proposed changes affecting the gaming industry have included a Federal gaming tax, withholding requirements on gaming winnings and limitations on the deductibility of the costs of providing meals to employees and providing promotional items to casino customers on a complimentary basis.

PROPERTY TRANSACTIONS

The gain from property transactions in 1995 primarily reflects a pretax gain on the sale of land to Hilton Grand Vacations Company for its project at the Flamingo Hilton-Las Vegas. Gains on this transaction are being recognized on an installment basis.

MINORITY INTEREST

The minority interest results from the consolidation of the New Orleans Hilton Riverside. The Company increased its ownership interest in the property from 46.8% to 67.4% in June 1994.

THIRTY-NINE

FISCAL 1994 COMPARED WITH FISCAL 1993

OVERVIEW

The Company's net income increased 18 percent to $121.7 million or $2.52 per share, compared to $102.7 million or $2.14 per share (excluding the cumulative effect of accounting changes totaling $.07 per share) in 1993. Total operating income increased 19 percent to $284.6 million from $239.9 million in 1993.

HOTELS

Consolidated hotel revenue increased 19 percent in 1994 to $618.3 million. Adjusting for the increase in revenue due to the consolidation of the New Orleans Hilton Riverside in 1994, hotel revenue increased 10 percent over 1993. Hotel operating income increased 53 percent in 1994 to $147.5 million.
Adjusting for the increase in operating income due to the consolidation of the New Orleans Hilton Riverside and the adverse impact of a $12.5 million loan reserve in 1993, operating income increased 25 percent over the prior year.
     During 1994 many of the Company's airport locations showed significant improvements over 1993 results, including double-digit growth in both occupancy and operating income at the Logan Airport Hilton, O'Hare Hilton and the San Francisco Airport Hilton. Combined income for the Company's wholly-owned and partially-owned airport properties increased $6.2 million over the prior year.
     Significant increases in domestic and international travel contributed to a resurgence in operating results at the Company's major market downtown/convention properties. Combined operating income from the Waldorf=Astoria and the 50% owned New York Hilton increased $5.2 million, or 38 percent over the prior year. International room nights at these two properties were up a combined 61 percent over 1993 levels. Combined results from the Palmer House Hilton and the one-third owned Chicago Hilton increased $5.4 million on improved occupancy and average rates. The operating performance of the New Orleans Hilton Riverside improved dramatically over 1993 due to increased convention and leisure travel room nights and the opening of the adjacent river casino. Both occupancy and average rate increased at this property, resulting in RPAR growth of 14 percent in 1994.
     Results at the Company's resort properties also benefitted from increased leisure travel. Operating income from the 50% owned Hilton Hawaiian Village increased $4.6 million over 1993 as tourism from the key California and Japanese markets increased. International room nights at this property increased 21 percent over 1993.
     Operating income from the 30% owned Conrad International Hong Kong increased $1.2 million in 1994. Increases in occupancy and average rate resulted in a 24 percent increase in RPAR.
     Management and franchise fee revenue increased $4.3 million to $83.0 million. Occupancy for hotels owned or managed increased to 70 percent in 1994 compared to 67 percent in 1993. Average room rates increased seven percent over 1993.

GAMING

Total gaming revenue increased three percent to $895.6 million in 1994 compared to $873.5 million in 1993. Casino revenue, a component of gaming revenue, was $480.6 million in 1994 compared to $502.1 million in 1993. Gaming operating income was $165.4 million, a three percent decline from $170.5 million in 1993. Excluding the results of the Company's gaming facilities in New Orleans and Windsor, both of which commenced operations in 1994, revenue increased one percent and operating income decreased eight percent from the prior year.
     Operating income at the Flamingo Hilton-Las Vegas decreased $9.9 million due to the impact of construction activity and the resultant temporary reduction in available room capacity. Operating income at the Flamingo Hilton-Laughlin decreased $2.6 million, reflecting increased room capacity in Laughlin and competition from Las Vegas. Operating income at the Flamingo Hilton-Reno increased 20 percent, primarily due to increases in casino win percentage and slot revenue. Adjusting for a $3.9 million write-off of costs related to abandoned construction plans, operating income at the Reno Hilton was comparable with 1993.
     Operating income at the Las Vegas Hilton declined $12.1 million from 1993. A decline in premium play volume, partially offset by a one percent increase in casino win percentage, resulted in a decrease of $10.2 million in table game win.
     Occupancy for the Nevada hotel-casinos was 91 percent and 89 percent in 1994 and 1993, respectively. Average room rates increased three percent in 1994.
     In February 1994 a joint venture of which the Company is a 50% owner opened the Queen of New Orleans river casino adjacent to the New Orleans Hilton Riverside. This interim vessel was replaced with a permanent vessel, the Flamingo Casino-New Orleans, in November 1994. In May 1994 a consortium of which the Company has a one-third interest opened the Casino Windsor. Combined operating income from these two ventures, including equity and fee income, totaled $10.7 million.
     Equity income and management fees from the 19.9% owned Hotel Conrad and Jupiters Casino increased $9.6 million over the prior year. Results from the 25% owned Conrad International Istanbul were not significant.

FORTY

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

INCOME TAXES

The effective income tax rate in 1994 was 40.9% compared to 36.2% in 1992. The 1993 effective income tax rate benefitted from $9.0 million in credits resulting from the favorable resolution of Federal and state income taxes for prior years. These credits were partially offset by a $5.0 million increase in the provision for income taxes due to the increase in the Federal income tax rate for corporations from 34 percent to 35 percent. Of the $5.0 million increase, $3.3 million was attributable to the measurement of deferred income tax assets and liabilities at the new higher rate.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL SPENDING

Net cash provided by operating activities increased to $330.7 million in 1995 from $230.9 million in 1994 and $226.9 million in 1993. The increase in 1995 is due primarily to improved operating results. Working capital decreased from $345.4 million at December 31, 1994 to $182.4 million at December 31, 1995, principally due to a $180.1 million increase in current maturities of long-term debt.
     Capital expenditures, including those financed with construction payables, were $185.5 million in 1995, while new investments totaled $98.3 million. Capital expenditures and new investments totaled $265.9 million and $156.7 million, respectively, in 1994, and $157.0 million and $104.7 million, respectively, in 1993.
     Growth in the hotel segment will primarily occur through significant domestic expansion of the Company's new Hilton Garden Inns product, international expansion, conversions of existing domestic properties to the Hilton brand in strategically important markets and the development and management of vacation ownership resorts.
     The Company plans to target mid-market business travelers by expanding its Hilton Garden Inns product over the next five years. The Company anticipates that approximately 80 percent of the planned 100 additional hotels will be new construction with the remainder being conversions of existing properties. Construction of 15 to 25 of the new properties is scheduled to begin in 1996 and is expected to be financed by the Company either solely or with local partners at a cost to the Company of approximately $100 million.
     In August 1995 the Company's 50% owned Hilton Grand Vacations Company affiliate completed development of the first phase of a 360-unit vacation ownership resort adjacent to Sea World in Orlando, Florida. Project costs for the Orlando project and the Company's existing 200-unit resort adjacent to the Flamingo Hilton-Las Vegas have been funded by the Company in the form of revolving loan facilities aggregating approximately $117 million at December 31, 1995.
     Major renovation projects totaling $33 million were completed at the wholly-owned San Diego Hilton Beach & Tennis Resort and Portland Hilton in 1995.
     The Company is continuing to selectively expand and improve its worldwide gaming operations. In early 1995 the Las Vegas Hilton opened the third of its three luxury "Sky Villa" suites. Built at an aggregate cost of $40 million, the suites cater to select premium casino customers. In December 1995 the property completed construction of a new $12 million VIP baccarat facility. The opening of the "Star Trek: The Experience at the Las Vegas Hilton" attraction and related themed casino is scheduled for Spring 1997. This project, totaling approximately $70 million, will occupy approximately 65,000 square feet at the Las Vegas Hilton.
     Several significant projects were completed in 1995 at the Flamingo Hilton-Las Vegas. These expansion and enhancement projects, totaling $125 million, include a new 600-room tower addition, a 10,000 square foot casino expansion, remodeling of the race and sports book, new entertainment, recreation, retail and dining facilities, exterior enhancements and room renovations. Casino enhancements totaling $8 million were completed at the Reno Hilton in 1995.
     In Missouri, the Company broke ground on the Flamingo Casino-Kansas City located adjacent to the Missouri River near downtown Kansas City. The development will include a 30,000 square foot casino on a continuously docked barge, a 260-room hotel, concessions and entertainment facilities. The estimated cost of this development is approximately $121 million, anticipated to be funded through a combination of long-term debt and general corporate funds. The Company will have a 90% ownership in this project. Subject to receipt of all required gaming licenses and permits, the Company anticipates that the casino will be in operation by mid-1996. The hotel is scheduled to open in mid-1997.

FORTY-ONE

     In December 1995 the Company entered into agreements for the charter of a river casino to the Ontario Casino Corporation. This vessel serves as a complementary facility for Casino Windsor, adding an additional 25,000 square feet of casino space. The Company has a one-third interest in the consortium which operates and manages the temporary and river casinos for the Ontario provincial government. The existing temporary casino facility will be replaced by a permanent facility scheduled to open in early 1998. It is anticipated that the permanent facility will be partially financed by the consortium with a combination of long-term debt and equity.
     April 1995 marked the opening of the Conrad International Treasury hotel-casino in Brisbane, Australia. This $185 million project includes a 65,000 square foot casino and a 136-room luxury hotel. The Conrad International Treasury is owned by Jupiters Limited, a 19.9% owned affiliate, and is operated by Conrad International, the Company's international subsidiary.
     Construction is proceeding on the Conrad International Punta del Este, a hotel-casino in Punta del Este, Uruguay. This facility will feature a 300-room hotel and a 38,000 square foot casino at an estimated cost of $172 million. The casino is scheduled to open in January 1997; the hotel will open in late 1997. This approximately 43% owned project is being financed with a combination of long-term debt and equity.
     In January 1996 the Company replaced its 50% owned river casino located adjacent to the New Orleans Hilton Riverside with a smaller wholly-owned vessel. The smaller vessel, with 20,000 square feet of casino space, will be leased by the Company to the 50% owned joint venture. The joint venture has entered into an agreement to sell the larger vessel, with 30,000 square feet of casino space, to a third party.
     The Company is committed to keeping its properties in first-class condition. Refurbishment programs are continually underway at the Company's hotel and casino properties. Capital expenditures and investments in 1996, including funding requirements associated with the aforementioned projects, will approximate $370 million. The Company intends to fund its portion of these capital expenditures through internal cash flows and available debt capacity or new borrowings.

LONG-TERM DEBT

Long-term debt at December 31, 1995 totaled $1.1 billion, 42 percent of the Company's total capital, compared to $1.3 billion at December 31, 1994. The reduction is due primarily to the aforementioned $180.1 million increase in the current portion of long-term debt. During 1995 the Company repurchased $61.2 million of its long-term public debt, including $28.9 million of its $200 million Series B Medium Term Notes. At December 31, 1995, $30 million in financing under this program was still available.
     The Company has an effective shelf registration with the Securities and Exchange Commission for up to $65 million of new debt securities. The terms and conditions of these debt securities will be determined by market conditions at the time of issuance.
     The Company had $406.1 million in commercial paper and private notes outstanding at December 31, 1995. The Company has entered into various long-term revolving credit facilities with an aggregate commitment at December 31, 1995 of $597.5 million, of which $20.0 million expires in 1996, $67.5 million expires in 1997, $70.0 million expires in 1998, $325.0 million expires in 1999 and the remaining $115.0 million expires in 2000. At December 31, 1995, $406.1 million of the aggregate commitment supported the issuance of commercial paper. Excluding outstanding balances and the portion of the commitment which supports the issuance of commercial paper, $140.3 million of revolving bank debt financing was available to the Company at December 31, 1995.

STOCKHOLDERS' EQUITY

Stockholders' equity totaled $1.3 billion or $25.96 per share at December 31, 1995. Book value per share was $23.45 in 1994 and $22.11 in 1993. Dividends paid on common shares were $1.20 per share in 1995, 1994 and 1993.
     At December 31, 1995 and 1994 the company had investments in bond mutual funds, the aggregate value of which was $7.1 million and $8.1 million below cost, respectively. Unrealized losses, net of the related deferred tax benefit, of $4.6 million in 1995 and $5.3 million in 1994 are deducted from stockholders' equity.

OTHER MATTERS

Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

                                  FORTY-TWO

CONSOLIDATED STATEMENTS OF INCOME    HILTON HOTELS CORPORATION AND SUBSIDIARIES

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)   YEAR ENDED DECEMBER 31,                                        1995      1994      1993
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                   Rooms                                                        $  587.2     509.6     440.2
                                          Food and beverage                                               265.7     247.2     236.8
                                          Casino                                                          511.0     480.6     502.1
                                          Management and franchise fees                                   100.5      94.5      85.1
                                          Other                                                           125.4     124.2      93.8
                                          Operating income from unconsolidated affiliates                  59.6      57.8      35.5
                                                                                                       --------  --------  --------
                                                                                                        1,649.4   1,513.9   1,393.5
                                                                                                       --------  --------  --------
Expenses                                  Rooms                                                           186.4     171.8     152.5
                                          Food and beverage                                               229.4     216.4     202.4
                                          Casino                                                          234.9     216.3     217.5
                                          Other costs and expenses                                        613.2     596.5     554.4
                                          Corporate expense                                                31.9      28.3      26.8
                                                                                                       --------  --------  --------
                                                                                                        1,295.8   1,229.3   1,153.6
                                                                                                       --------  --------  --------
Operating Income                                                                                          353.6     284.6     239.9
                                          Interest and dividend income                                     35.2      21.5      21.8
                                          Interest expense                                                (93.5)    (85.7)    (80.4)
                                          Interest expense, net, from unconsolidated affiliates           (16.5)    (12.2)    (14.6)
                                          Property transactions, net                                        1.5       1.1      (4.5)
                                          Foreign currency losses                                            --       (.7)     (1.3)
                                                                                                       --------  --------  --------
Income Before Income Taxes
and Minority Interest                                                                                     280.3     208.6     160.9
                                          Provision for income taxes                                      102.6      85.3      58.2
                                          Minority interest, net                                            4.9       1.6        --
                                                                                                        --------  --------  --------
Income Before Cumulative
Effect of Accounting Changes                                                                              172.8     121.7     102.7
                                          Cumulative effect of accounting changes, net                       --        --       3.4
                                                                                                       --------  --------  --------
Net Income                                                                                             $  172.8     121.7     106.1
                                                                                                       --------  --------  --------
                                                                                                       --------  --------  --------
Income Per Share                          Before cumulative effect of accounting changes               $   3.56      2.52      2.14
                                          Cumulative effect of accounting changes, net                       --        --       .07
                                                                                                       --------  --------  --------
Net Income Per Share                                                                                   $   3.56      2.52      2.21
                                                                                                       --------  --------  --------
                                                                                                       --------  --------  --------


                See notes to consolidated financial statements

                                 FORTY-THREE

CONSOLIDATED BALANCE SHEETS           HILTON HOTELS CORPORATION AND SUBSIDIARIES

(IN MILLIONS)                     DECEMBER 31,                                                       1995       1994
-----------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets                    Cash and equivalents                                             $  338.0      184.4
                                  Temporary investments                                                70.7      208.8
                                  Deferred income taxes                                                24.1       26.0
                                  Other current assets                                                284.5      254.5
                                                                                                   --------   --------
                                    Total current assets                                              717.3      673.7
                                                                                                   --------   --------
Investments, Property and         Investments in and notes from
Other Assets                         unconsolidated affiliates                                        576.2      518.0
                                  Other investments                                                    19.1       18.7
                                  Property and equipment, net                                       1,695.9    1,664.8
                                  Other assets                                                         51.8       50.7
                                                                                                   --------   --------
                                    Total investments, property and other assets                    2,343.0    2,252.2
                                                                                                   --------   --------
Total Assets                                                                                       $3,060.3    2,925.9
                                                                                                   --------   --------
                                                                                                   --------   --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                       Current liabilities                                              $  534.9      328.3
                                  Long-term debt                                                    1,069.7    1,251.9
                                  Deferred income taxes                                               123.7      124.3
                                  Insurance reserves and other                                         78.3       93.6
                                                                                                   --------   --------
                                    Total liabilities                                               1,806.6    1,798.1
                                                                                                   --------   --------
Stockholders' Equity              Preferred stock, none outstanding                                      --         --
                                  Common stock, 48.3 million and 48.1 million
                                    shares outstanding, respectively                                  127.6      127.6
                                  Cumulative translation adjustment                                    (1.4)       (.7)
                                  Unrealized loss on marketable securities                             (4.6)      (5.3)
                                  Retained earnings                                                 1,274.6    1,160.7
                                                                                                   --------   --------
                                                                                                    1,396.2    1,282.3
                                  Less treasury shares, at cost                                       142.5      154.5
                                                                                                   --------   --------
                                  Total stockholders' equity                                        1,253.7    1,127.8
                                                                                                   --------   --------
Total Liabilities and
Stockholders' Equity                                                                               $3,060.3    2,925.9
                                                                                                   --------   --------
                                                                                                   --------   --------

                See notes to consolidated financial statements

                                  FORTY-FOUR

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      HILTON HOTELS CORPORATION AND SUBSIDIARIES


(IN MILLIONS)                             YEAR ENDED DECEMBER 31,                                        1995      1994      1993
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities                      Net income                                                   $  172.8     121.7     106.1
                                          Adjustments to reconcile net income to net
                                            cash provided by operating activities:
                                            Depreciation and amortization                                 141.9     133.3     118.9
                                            Change in working capital components:
                                              Inventories                                                   (.7)       .7        .7
                                              Accounts receivable                                         (20.6)    (54.7)    (17.9)
                                              Other current assets                                         (7.2)     (5.5)    (19.9)
                                              Accounts payable and accrued expenses                        24.1      35.9      (8.2)
                                              Income taxes payable                                          4.0      (1.2)     (9.2)
                                            Change in deferred income taxes                                 1.0     (20.8)     (6.6)
                                            Change in other liabilities                                   (13.7)      7.8      29.4
                                            Unconsolidated affiliates' distributions
                                              in excess of earnings                                        29.4       5.9      20.1
                                            (Gain) loss from property transactions                         (1.5)     (1.1)      4.5
                                            Other                                                           1.2       8.9       9.0
                                                                                                       --------  --------  --------
                                          Net cash provided by operating activities                       330.7     230.9     226.9
                                                                                                       --------  --------  --------
Investing Activities                      Capital expenditures                                           (187.1)  (254.4)  (156.8)
                                          Additional investments                                          (98.3)  (156.7)  (104.7)
                                          Decrease in long-term marketable securities                       1.0     62.6     91.2
                                          Change in temporary investments                                 139.1   (118.8)    64.3
                                          Payments on notes and other                                      17.5     60.9      5.9
                                                                                                       --------  --------  --------
                                          Net cash used in investing activities                          (127.8)  (406.4)  (100.1)
                                                                                                       --------  --------  --------
Financing Activities                      Change in commercial paper
                                            borrowings and revolving loans                                189.2   (112.9)      .8
                                          Long-term borrowings                                              1.0    170.0      1.0
                                          Reduction of long-term debt                                    (192.6)   (31.5)   (46.3)
                                          Issuance of common stock                                         11.0     11.5      6.9
                                          Cash dividends                                                  (57.9)   (57.6)   (57.3)
                                                                                                       --------  --------  --------
                                          Net cash used in financing activities                           (49.3)   (20.5)   (94.9)
                                                                                                       --------  --------  --------
Increase (Decrease) in Cash and Equivalents                                                               153.6   (196.0)    31.9
Cash and Equivalents at Beginning of Year                                                                 184.4    380.4    348.5
                                                                                                       --------  --------  --------
Cash and Equivalents at End of Year                                                                    $  338.0    184.4    380.4
                                                                                                       --------  --------  --------
                                                                                                       --------  --------  --------

                See notes to consolidated financial statements

FORTY-FIVE
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                      HILTON HOTELS CORPORATION AND SUBSIDIARIES

                                           NUMBER OF          ADDITIONAL   CUMULATIVE                                          TOTAL
                                              SHARES  COMMON     PAID-IN  TRANSLATION  UNREALIZED  RETAINED  TREASURY  STOCKHOLDERS'
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  OUTSTANDING   STOCK     CAPITAL   ADJUSTMENT        LOSS  EARNINGS    SHARES         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                      47.7  $127.6         4.4           --          --   1,049.0    (178.5)      1,002.5
Exercise of stock options                         .1      --        (2.5)          --          --        --       9.4           6.9
Cumulative translation adjustment, net
  of deferred tax benefit of
  $.8 million                                                                    (1.5)                   --        --          (1.5)
Net income                                        --      --           --          --          --     106.1        --         106.1
Dividends ($1.20 per share)                       --      --           --          --          --     (57.3)       --         (57.3)
                                         -----------  ------  -----------  ----------  ----------  --------  --------  ------------

Balance, December 31, 1993                      47.8   127.6          1.9        (1.5)         --   1,097.8    (169.1)      1,056.7
Exercise of stock options                         .3      --         (1.9)         --          --      (1.2)     14.6          11.5
Cumulative translation adjustment, net
  of deferred tax of $.4 million                  --      --           --          .8          --        --        --            .8
Unrealized loss on marketable
  securities, net of deferred tax
  benefit of $2.8 million                                                                    (5.3)                             (5.3)
Net income                                        --      --           --          --          --     121.7        --         121.7
Dividends ($1.20 per share)                       --      --           --          --          --     (57.6)       --         (57.6)
                                         -----------  ------  -----------  ----------  ----------  --------  --------  ------------

Balance, December 31, 1994                      48.1   127.6           --         (.7)       (5.3)  1,160.7    (154.5)      1,127.8
Exercise of stock options                         .2      --           --          --          --      (1.0)     12.0          11.0
Cumulative translation adjustment, net
  of deferred tax benefit of
  $.4 million                                     --      --           --         (.7)         --        --        --           (.7)
Change in unrealized loss on marketable
  securities, net of deferred tax
  of $.3 million                                  --      --           --          --          .7        --        --            .7
Net income                                        --      --           --          --          --     172.8        --         172.8
Dividends ($1.20 per share)                       --      --           --          --          --     (57.9)       --         (57.9)
                                         -----------  ------  -----------  ----------  ----------  --------  --------  ------------
Balance, December 31, 1995                      48.3  $127.6           --        (1.4)       (4.6)  1,274.6    (142.5)      1,253.7
                                         -----------  ------  -----------  ----------  ----------  --------  --------  ------------
                                         -----------  ------  -----------  ----------  ----------  --------  --------  ------------

                See notes to consolidated financial statements

FORTY-SIX

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HILTON HOTELS CORPORATION AND SUBSIDIARIES

December 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Hilton Hotels Corporation and subsidiaries (the Company) is primarily engaged in the ownership, management and franchising of hotels, resorts and vacation ownership properties and the ownership and management of casinos and hotel-casino properties. The Company operates in select markets throughout the world, predominately in the United States. Revenue and income are derived from two business segments: hotel operations and gaming operations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority-owned subsidiaries. All material intercompany transactions are eliminated and net earnings are reduced by the portion of the earnings of affiliates applicable to minority shareowners. There are no significant restrictions on the transfer of funds from the Company's wholly-owned subsidiaries to Hilton Hotels Corporation.
     Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method.

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

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements and the notes thereto exclude the retail value of rooms, food and beverage provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances is as follows:


(In millions)                                        1995       1994        1993
--------------------------------------------------------------------------------
Rooms                                             $   9.5        8.5         8.9
Food and beverage                                    29.7       28.3        27.6
                                                  -------    -------     -------
Total cost of promotional allowances              $  39.2       36.8        36.5
                                                  -------    -------     -------
                                                  -------    -------     -------

The cost of promotional allowances has been allocated to expense as follows:


(In millions)                                        1995       1994        1993
--------------------------------------------------------------------------------
Casino                                            $  32.1       29.6        27.6
Other costs and expenses                              7.1        7.2         8.9
                                                  -------    -------     -------


CURRENCY TRANSLATION

Assets and liabilities denominated in most foreign currencies are translated into U.S. dollars at year-end exchange rates and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions and translation of balance sheets in highly inflationary economies are included in earnings.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Interest incurred during construction of facilities is capitalized and amortized over the life of the asset.
     Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.
     Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 40 years for buildings, 30 years for riverboats and eight years for building improvements and furniture and equipment.

PRE-OPENING COSTS

Costs associated with the opening of new properties or major additions to properties placed in service through December 31, 1994 were deferred and charged to income over a three year period after the opening date. For projects placed in service after December 31, 1994, pre-opening costs are deferred and amortized over the shorter of the period benefitted or one year.

FORTY-SEVEN

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

ACCOUNTING CHANGES

Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standard (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires the cost of postretirement benefits to be accrued during the period up to the date covered employees are eligible to retire. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as incurred. The Company elected to immediately recognize the prior periods' obligation as a cumulative adjustment in the first quarter of 1993.
     Also effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes", which requires, among other things, that deferred tax balances be determined using the enacted income tax rates for the years in which the taxes are actually paid or refunds received. The Company elected to adopt the standard through a cumulative adjustment in the first quarter of 1993.

NET INCOME PER SHARE

Net income per share is based on the weighted average number of common shares outstanding plus the common share equivalents which arise from the assumed exercise of stock options.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

RECLASSIFICATIONS

The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1995. These classifications have no effect on net income.

ACCOUNTS AND NOTES RECEIVABLE

Included in other current assets at December 31, 1995 and 1994 are accounts and notes receivable as follows:


(In millions)                                                  1995         1994
--------------------------------------------------------------------------------
Hotel accounts and notes receivable                         $ 148.3        144.8
     Less allowance for doubtful accounts                       8.4         11.4
                                                            -------      -------
                                                              139.9        133.4
                                                            -------      -------
Casino accounts receivable                                     87.3         69.1
     Less allowance for doubtful accounts                      13.5         16.0
                                                            -------      -------
                                                               73.8         53.1
                                                            -------      -------

Federal tax refund receivable                                   6.2         12.8
                                                            -------      -------
Total                                                       $ 219.9        199.3
                                                            -------      -------

The allowance provided for estimated uncollectible casino receivables, net of recoveries, is included in casino expenses in the amount of $17.3 million, $12.3 million and $9.5 million in 1995, 1994 and 1993, respectively.

INVENTORIES

Included in other current assets at December 31, 1995 and 1994 are inventories of $13.9 million and $13.2 million, respectively, determined on a first-in, first-out basis.

FORTY-EIGHT

INVESTMENTS

The composition of the Company's total investments in and notes from unconsolidated affiliates at December 31, 1995 and 1994 is as follows:


(In millions)                                               1995            1994
--------------------------------------------------------------------------------
Investments
     50% owned affiliates
          Hotels (seven in 1995 and 1994)                   $ 217.3        229.0
          Riverboat casino                                      8.8          8.4
          Other                                                 1.3         13.8

     Less than 50% owned affiliates
          Hotels (seven in 1995 and 1994)                      89.4         87.4
          Hotel-casinos (five in 1995 and 1994)                87.9         78.9
          Other                                                13.9         10.3
                                                            -------      -------
                                                              418.6        427.8
     Notes receivable                                         157.6         90.2
                                                            -------      -------
     Total                                                  $ 576.2        518.0
                                                            -------      -------
                                                            -------      -------

The changes in the Company's investments in such affiliates are as follows:


(In millions)                                               1995         1994
--------------------------------------------------------------------------------
Investments, January 1                                    $ 427.8        351.9
Earnings, net of applicable taxes                            37.3         37.9
Distributions received                                      (66.7)       (43.8)
Additional investments                                       21.5         94.3
Transfer of assets                                             --        (13.3)
Other, net                                                   (1.3)          .8
                                                          -------      -------
Investments, December 31                                  $ 418.6        427.8
                                                          -------      -------
                                                          -------      -------

Management fees totaling $39.4 million, $34.7 million and $30.2 million were charged by the Company to its unconsolidated affiliates in 1995, 1994 and 1993, respectively. Other group services were provided to unconsolidated affiliates with no significant element of profit.
     Summarized balance sheet information of the 50% owned affiliates at December 31, 1995 and 1994 is as follows:


(In millions)                                               1995         1994
--------------------------------------------------------------------------------
Current assets                                            $ 198.6        189.7
Property and other assets, net                              756.6        749.2
Current liabilities                                         216.3         89.3
Long-term debt and other                                    251.8        326.9
Equity                                                      487.1        522.7
                                                          -------      -------


Summarized balance sheet information of the less than 50% owned affiliates at December 31, 1995 and 1994 is as follows:


(In millions)                                                1995         1994
--------------------------------------------------------------------------------
Current assets                                           $  148.4        140.9
Property and other assets, net                            1,106.4        959.6
Current liabilities                                         146.8        121.7
Long-term debt and other                                    340.6        243.0
Equity                                                      767.4        735.8
                                                         --------     ---------

Of long-term unconsolidated affiliate obligations totaling $592.4 million at December 31, 1995, $581.4 million is secured solely by venture assets or is guaranteed by other venture partners without recourse to the Company.
     The Company's proportionate shares of capital expenditures and depreciation expense of unconsolidated affiliates were $60.6 million and $40.2 million, respectively, in 1995, $60.6 million and $38.9 million, respectively, in 1994, and $54.3 million and $39.5 million, respectively, in 1993.

FORTY-NINE

     Summarized results of operations of the 50% owned affiliates for the three years ended December 31, 1995 are as follows:


(In millions)                           1995                 1994         1993
--------------------------------------------------------------------------------
Revenue                              $  709.1               643.2        516.2
Expenses                                643.5               601.2        491.8
Net income                               63.3                40.7         23.1
                                     --------            --------     --------

Summarized results of operations of the less than 50% owned affiliates for the three years ended December 31, 1995 are as follows:


(In millions)                           1995                 1994         1993
--------------------------------------------------------------------------------
Revenue                              $  612.0               573.9        459.5
Expenses                                540.0               473.9        407.8
Gain on extinguishment of debt             --                  --         18.3
Net income                               53.5                71.4         53.8
                                     --------            --------     --------

Other investments at December 31, 1995 and 1994 consist of:

(In millions)                                             1995             1994
--------------------------------------------------------------------------------
Long-term marketable securities                        $    --              1.0
Other, net of $12.5 million reserve in 1995 and 1994      19.1             17.7
                                                       -------          -------
Total                                                  $  19.1             18.7
                                                       -------          -------
                                                       -------          -------

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1995 and 1994 are as follows:


(In millions)                                           1995               1994
--------------------------------------------------------------------------------
Land                                              $    158.1              158.1
Buildings and leasehold improvements                 1,749.6            1,617.1
Furniture and equipment                                517.5              490.7
Property held for sale or development                   36.8               57.2
Construction in progress                                28.2               85.6
                                                  ----------         ----------
                                                     2,490.2            2,408.7
Less accumulated depreciation                          794.3              743.9
                                                  ----------         ----------
Total                                             $  1,695.9            1,664.8
                                                  ----------         ----------
                                                  ----------         ----------

Purchases of property and equipment financed with construction payables totaled $12.8 million, $14.4 million and $2.9 million at December 31, 1995, 1994 and 1993, respectively.

CURRENT LIABILITIES

Current liabilities at December 31, 1995 and 1994 are as follows:


(In millions)                                           1995               1994
--------------------------------------------------------------------------------
Accounts payable and accrued expenses             $    306.5              284.0
Current maturities of long-term debt                   216.8               36.7
Income taxes payable                                    11.6                7.6
                                                  ----------         ----------
Total                                             $    534.9              328.3
                                                  ----------         ----------
                                                  ----------         ----------

FIFTY

LONG-TERM DEBT

Long-term debt at December 31, 1995 and 1994 is as follows:


(In millions)                                                1995          1994
--------------------------------------------------------------------------------

Industrial development revenue bonds
     at adjustable rates, due 2015                     $     82.0          82.0
Senior notes, 7.02% to 9.80%, due 1997 to 2002              636.6         827.2
Mortgage notes, 6.68% to 8.34%, due 1996 to 2011            103.5         105.2
Commercial paper                                            406.1         210.7
Revolving loans, with an average rate of 5.91%
     at December 31, 1995                                    51.1          57.3
Other                                                         7.2           6.2
                                                       ----------    ----------
                                                          1,286.5       1,288.6
Less current maturities                                     216.8          36.7
                                                       ----------    ----------
Net long-term debt                                     $  1,069.7       1,251.9
                                                       ----------    ----------
                                                       ----------    ----------

Interest paid, net of amounts capitalized, was $95.3 million, $88.3 million and $79.8 million in 1995, 1994 and 1993, respectively. Capitalized interest amounted to $3.3 million, $7.0 million and $2.0 million, respectively.
     Debt maturities during the next five years are as follows:


(In millions)
--------------------------------------------------------------------------------
1996                                                                  $   216.8
1997                                                                       72.1
1998                                                                       96.8
1999                                                                      367.5
2000                                                                      122.6
                                                                      ----------


Secured debt obligations of $82.0 million at December 31, 1995 are collateralized by property with a net book value of $58.7 million and are payable over remaining terms ranging to 19 years.
     During 1995 the Company repurchased $61.2 million of its long-term debt, including $28.9 million of its $200 million Series B Medium Term Notes. Available financing under the Series B Medium Term Note program totaled $30 million at December 31, 1995.
     The Company has an effective shelf registration with the Securities and Exchange Commission for up to $65 million of new debt securities. The terms and conditions of these debt securities will be determined by market conditions at the time of issuance.
     During 1995, 1994 and 1993 the Company issued and renewed commercial paper and private notes for varying periods with interest at market rates. The Company had $406.1 million, $210.7 million and $358.4 million in commercial paper and private notes outstanding at December 31, 1995, 1994 and 1993, respectively. In 1995, 1994 and 1993 average amounts of commercial paper and private notes outstanding were $288.3 million, $231.3 million and $273.1 million, respectively, with the largest amounts outstanding at any one time being $417.8 million, $327.1 million, and $358.4 million, respectively.
Weighted average interest rates were 5.98%, 4.33% and 3.16%, respectively.
     The Company has entered into various long-term revolving credit facilities with an aggregate commitment at December 31, 1995 of $597.5 million, of which $20.0 million expires in 1996, $67.5 million expires in 1997, $70.0 million expires in 1998, $325.0 million expires in 1999, and the remaining $115.0 million expires in 2000. At December 31, 1995, $406.1 million of the aggregate commitment supported the issuance of commercial paper. Excluding balances outstanding and the portion of the commitment which supports the issuance of commercial paper, $140.3 million of revolving bank debt financing was available to the Company at December 31, 1995.
     Provisions under various loan agreements require the Company to comply with certain financial covenants which include maintaining a minimum consolidated tangible net worth and limiting the amount of outstanding indebtedness.

FINANCIAL INSTRUMENTS

CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND LONG-TERM MARKETABLE SECURITIES

The fair value of cash equivalents, temporary investments and long-term marketable securities is estimated based on the quoted market price of the investments.

OTHER FINANCIAL INSTRUMENTS

It is not practicable to estimate the fair value of notes receivable and a cost basis investment, the carrying values of which totaled $167.9 million in 1995 and $114.7 million in 1994. The Company received cash payments of $43.3 million and $29.1 million with respect to such investments in 1995 and 1994, respectively.

FIFTY-ONE

LONG-TERM DEBT

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

INTEREST RATE SWAP AGREEMENTS

The Company enters into interest rate swap agreements to decrease its exposure to interest rate fluctuation on its floating rate debt. At December 31, 1995 the Company was party to two interest rate swap agreements having a total notional principal amount of $15.0 million. These swap agreements have a weighted average fixed rate of 8.46% and an average remaining life of .9 years. The Company is exposed to a potential financial loss in the event of nonperformance by the other parties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.
     The fair value of interest rate swap agreements is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The Company enters into foreign currency exchange contracts to hedge certain transactions and investments denominated in foreign currencies. The purpose of the Company's foreign currency hedge activities is to protect the Company from the risk that cash inflows from and investments in foreign operations will be affected by changes in exchange rates. The Company does not hold these contracts for trading purposes.
     The fair value of foreign currency exchange contracts in 1995, estimated based on the quoted market prices of these instruments, is not significant. No contracts were outstanding at December 31, 1994.

The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows:

                                                                         1995                                    1994
                                                            ------------------------------          -------------------------------
                                                             Carrying              Fair              Carrying              Fair
(In millions)                                                 Amount               Value              Amount               Value
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents and
     temporary investments                                  $    408.7               408.5               393.2               392.8
Long-term marketable securities                                     --                  --                 1.0                 1.0
Long-term debt (including current maturities)                  1,286.5             1,317.7             1,288.6             1,261.7
Unrecognized financial instruments:
     Interest rate swaps in net
     payable position                                               --                  .6                  --                 1.3
                                                            ----------          ----------          ----------          ----------

The Company invests primarily in debt securities which are held to maturity and valued at amortized cost. The aggregate fair value of debt securities at December 31, 1995 and 1994 was $306.5 million and $234.1 million, respectively.
     The Company also has investments in bond mutual funds. As these funds are open-ended and have no fixed maturities, the Company has classified this form of investment as a marketable equity security. At December 31, 1995 and 1994, the aggregate fair value of these investments totaled $70.7 million and $131.9 million, respectively, or $7.1 million and $8.1 million below cost, respectively. The unrealized loss, net of the related deferred tax benefit, at December 31, 1995 and 1994 of $4.6 million and $5.3 million, respectively, is deducted from stockholders' equity.


INCOME TAXES

Effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes." As permissible under the standard, the Company reflected the impact as a cumulative adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment had a favorable impact on net income of $8.0 million.
     The provisions for income taxes for the three years ended December 31, 1995 are as follows:


(In millions)                                        1995      1994      1993
--------------------------------------------------------------------------------
Current
     Federal                                        $  80.8      84.2      65.9
     State, foreign and local                          20.4      19.4       1.5
                                                    -------   -------   -------
                                                      101.2     103.6      67.4
Deferred                                                1.4     (18.3)     (9.2)
                                                    -------   -------   -------
Total                                               $ 102.6      85.3      58.2
                                                    -------   -------   -------
                                                    -------   -------   -------

FIFTY-TWO

The components of deferred income tax expense were as follows:


(In millions)                                          1995      1994      1993
--------------------------------------------------------------------------------
Investments in unconsolidated affiliates            $  12.2      (9.3)       --
Bad debt reserves                                        --      (3.4)       --
Self-insurance reserves                                 5.2       1.1      (2.1)
Benefit plans                                          (5.9)     (4.1)     (2.4)
Other asset reserves                                     --        --      (5.0)
Other, net                                            (10.1)     (2.6)     (3.0)
                                                    -------   -------   -------
                                                        1.4     (18.3)    (12.5)
Effect of the increase in the Federal statutory
     rate on deferred income tax balances                --        --       3.3
                                                    -------   -------   -------
Total                                               $   1.4     (18.3)     (9.2)
                                                    -------   -------   -------
                                                    -------   -------   -------

During 1995, 1994 and 1993 the Company paid income taxes of $94.7 million, $103.8 million and $74.1 million, respectively.
     The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1995 and 1994, under the provisions of SFAS No. 109, are as follows:


(in millions)                                                   1995       1994
--------------------------------------------------------------------------------
Deferred tax assets
     Accrued expenses                                        $   13.4      14.4
     Bad debt reserves                                           13.4      13.4
     Self-insurance reserves                                     20.2      25.3
     Benefit plans                                                9.7       3.8
     Other asset reserves                                         5.6       5.5
     Foreign tax credit carryovers (expire beginning 1999)        6.2       7.5
     Other                                                       25.7      15.8
                                                             --------  --------
                                                                 94.2      85.7
Valuation allowance                                              (6.2)     (7.5)
                                                             --------  --------
                                                                 88.0      78.2
                                                             --------  --------
Deferred tax liabilities
     Fixed assets, primarily depreciation                       (97.8)    (98.9)
     Investments in unconsolidated affiliates                   (68.4)    (53.1)
     Other                                                      (21.4)    (24.5)
                                                             --------  --------
                                                               (187.6)   (176.5)
                                                             --------  --------
Net deferred tax liability                                   $  (99.6)    (98.3)
                                                             --------  --------
                                                             --------  --------

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                      1995       1994      1993
--------------------------------------------------------------------------------
Federal income tax rate                               35.0%      35.0      35.0
Increase (reduction) in taxes:
     Adjustment to deferred tax balances due
          to increase in Federal statutory rate          --        --       2.0
     State and local income
          taxes, net of Federal tax benefits            3.1       3.3       (.2)
     Foreign taxes, net                                 (.9)       .8        .9
     Benefit of dividend income                         (.3)      (.3)      (.3)
     Other                                              (.3)      2.1      (1.2)
                                                     ------     -----     -----
Effective tax rate                                    36.6%      40.9      36.2
                                                     ------     -----     -----
                                                     ------     -----     -----

FIFTY-THREE

CAPITAL STOCK

Ninety million shares of common stock with a par value of $2.50 per share are authorized, of which 51.0 million were issued at December 31, 1995 and 1994, including treasury shares of 2.7 million and 2.9 million in 1995 and 1994, respectively.
     Ten million shares of preferred stock with a par value of $1.00 per share are authorized. The shares are issuable in series. No shares were issued or outstanding in 1995 or 1994.
     The Company has a Share Purchase Rights Plan, under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until July 25, 1998 unless they are terminated, exercised or redeemed.
     At December 31, 1995, 1.8 million shares of common stock were reserved for the exercise of options under the Company's stock option plans. Options may be granted to salaried officers and other key employees of the Company to purchase common stock at not less than fair market value at the date of grant.
     Options may be exercised in installments generally commencing one year after the date of grant. The plan also permits the granting of Stock Appreciation Rights (SARs). No SARs have been granted as of December 31, 1995.

                                                      Options
                                                  Price Range        Options      Available
                                                  (Per Share)    Outstanding      for Grant
-------------------------------------------------------------------------------------------
Balance at December 31, 1992                   $21.31-111.63      1,491,874       474,339
   Granted                                      46.94- 49.00         89,000       (89,000)
   Exercised                                    21.31- 52.06       (174,010)           --
   Cancelled                                    29.63-111.63        (54,438)       54,438
                                               -------------      ---------     ---------
Balance at December 31, 1993                    28.34- 53.19      1,352,426       439,777
   Authorized                                                            --       500,000
   Granted                                      55.19- 69.63        753,300      (753,300)
   Exercised                                    28.34- 53.19       (269,810)           --
   Cancelled                                    29.63- 69.63        (64,851)       59,474
                                               -------------      ---------     ---------
Balance at December 31, 1994                    28.38- 69.63      1,771,065       245,951
   Granted                                      65.88- 76.44        229,050      (229,050)
   Exercised                                    28.38- 69.63       (222,455)           --
   Cancelled                                    38.13- 69.63        (71,225)       69,725
                                               -------------      ---------     ---------
Balance at December 31, 1995                    29.44- 76.44      1,706,435        86,626
                                               -------------      ---------     ---------
                                                                  ---------     ---------
Exercisable at December 31, 1995                29.44- 69.63        897,279
                                               -------------      ---------

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

FIFTY-FOUR

The following sets forth the funded status for the Basic Plan as of December 31, 1995 and 1994:


(In millions)                                                                 1995            1994
--------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation, including vested benefits of
      $(163.1) and $(145.7), respectively                                  $(182.8)         (151.4)
                                                                           -------         -------
                                                                           -------         -------
   Projected benefit obligation for service rendered to date               $(233.2)         (192.1)
   Plan assets at fair value, primarily
      listed securities and temporary investments                            178.2           150.5
                                                                           -------         -------
   Projected benefit obligation in excess of plan assets                     (55.0)          (41.6)
   Unrecognized net loss from changes in assumptions                          45.4            43.7
   Unrecognized net asset as of January 1, 1986                               (6.7)           (8.0)
                                                                           -------         -------
Accrued pension cost                                                       $ (16.3)           (5.9)
                                                                           -------         -------
                                                                           -------         -------
Pension cost includes the following components:
   Service cost                                                            $   9.5             9.5
   Interest cost on projected benefit obligation                              15.2            13.6
   Actual return on assets                                                   (33.4)           (1.4)
   Net amortization                                                           19.1           (11.7)
                                                                           -------         -------
Net periodic cost before allocation                                           10.4            10.0
   Cost allocated to managed properties                                        1.6             2.3
                                                                           -------         -------
Net periodic pension cost                                                  $   8.8             7.7
                                                                           -------         -------
                                                                           -------         -------

Included in plan assets at fair value are securities of the Company of $18.6 million and $19.7 million at December 31, 1995 and 1994, respectively.
     The following sets forth the funded status for the Supplemental Plans as of December 31, 1995 and 1994:


(In millions)                                                                 1995            1994
--------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation, including vested benefits of
      $(18.9) and $(13.9), respectively                                    $ (19.0)          (13.9)
                                                                           -------         -------
                                                                           -------         -------
   Projected benefit obligation for service rendered to date               $ (28.2)          (15.8)
   Plan assets at fair value                                                  13.8            13.1
                                                                           -------         -------
   Projected benefit obligation in excess of plan assets                     (14.4)           (2.7)
   Unrecognized net loss from changes in assumptions                          11.0             4.7
   Unrecognized obligation as of January 1, 1986                               1.7             2.1
                                                                           -------         -------
(Accrued) prepaid pension cost                                             $  (1.7)            4.1
                                                                           -------         -------
                                                                           -------         -------
Pension cost includes the following components:
   Service cost                                                            $    .9             1.1
   Interest cost on projected benefit obligation                               1.4             1.0
   Actual return on assets (increase) decrease                                 (.8)            1.0
   Net amortization                                                            4.4             5.1
                                                                           -------         -------
Net periodic pension cost                                                  $   5.9             8.2
                                                                           -------         -------
                                                                           -------         -------

The discount rates used in determining the actuarial present values of the projected benefit obligations were seven percent in 1995 and eight percent in 1994, with the rate of increase in future compensation projected at five percent in 1995 and five and one-half percent in 1994. The expected long-term rate of return on assets is nine percent. The unrecognized net (asset) obligation is being amortized over a 15 year period. Unrecognized net gains and losses on plan assets are amortized over a five year period. Net periodic pension cost of the Supplemental Plans reflects the impact of accelerated plan funding and participant terminations prior to normal retirement dates.
     A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $9.8 million, $9.2 million and $9.3 million in 1995, 1994 and 1993, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.
     The Company also has an employee investment plan whereby the Company contributes certain percentages of employee contributions. The cost of the plan is not significant.

FIFTY-FIVE

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides life insurance benefits to certain retired employees.
Under terms of the plan covering such life insurance benefits, the Company reserves the right to change, modify or discontinue these benefits. The Company does not provide postretirement health care benefits to its employees.
     Effective January 1, 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As permissible under the standard, the Company reflected the impact as a cumulative adjustment in the 1993 first quarter and did not restate prior periods. The cumulative adjustment resulted in a charge to net income of $4.6 million, net of a $2.3 million deferred tax benefit. The incremental effect on 1993 results of adopting SFAS No. 106 was a pretax charge of $.9 million.
     The Company's unfunded accumulated postretirement benefit obligations as of December 31, 1995 and 1994 are as follows:


(In millions)                                                                 1995            1994
--------------------------------------------------------------------------------------------------
Retirees                                                                   $  (3.5)           (2.5)
Active employees - fully eligible                                             (2.9)           (2.4)
Active employees - not fully eligible                                         (4.5)           (3.1)
                                                                           -------         -------
                                                                             (10.9)           (8.0)
Unrecognized net loss                                                          1.3              .7
                                                                           -------         -------
Accumulated postretirement benefit obligation                              $  (9.6)           (7.3)
                                                                           -------         -------
                                                                           -------         -------
Postretirement cost includes the following components:
   Service cost                                                            $    .4              .5
   Interest cost on projected benefit obligation                                .7              .7
                                                                           -------         -------
Total postretirement benefit cost                                          $   1.1             1.2
                                                                           -------         -------
                                                                           -------         -------

The discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was seven percent in 1995 and eight percent in 1994, with the annual rate of increase in future compensation projected at five percent in 1995 and five and one-half percent in 1994.

SEGMENTS OF BUSINESS

Financial data of the Company's business segments for the years ended December 31, 1995, 1994 and 1993 are as follows:


(In millions)                                                1995             1994            1993
--------------------------------------------------------------------------------------------------
Depreciation (1)
   Hotels                                               $    90.2             89.3            82.8
   Gaming                                                    80.9             72.9            65.1
   Corporate                                                  4.0              3.5             3.4
                                                        ---------        ---------       ---------
Total                                                   $   175.1            165.7           151.3
                                                        ---------        ---------       ---------
                                                        ---------        ---------       ---------
Capital expenditures (1)
   Hotels                                               $    75.1             87.5            65.2
   Gaming                                                   163.4            236.4           144.2
   Corporate                                                  7.6              2.6             1.9
                                                        ---------        ---------       ---------
Total                                                   $   246.1            326.5           211.3
                                                        ---------        ---------       ---------
                                                        ---------        ---------       ---------
Assets (2)
   Hotels                                               $ 1,235.5          1,270.7           940.7
   Gaming                                                 1,332.9          1,172.5         1,085.7
   Corporate                                                491.9            482.7           648.4
                                                        ---------        ---------       ---------
Total                                                   $ 3,060.3          2,925.9         2,674.8
                                                        ---------        ---------       ---------
                                                        ---------        ---------       ---------

(1)  Includes proportionate share of unconsolidated affiliates.
(2)  Includes investments in unconsolidated affiliates.

FIFTY-SIX

Supplemental hotels segment operating data for the three years ended December 31, 1995 are as follows:


(In millions)                                                1995             1994            1993
--------------------------------------------------------------------------------------------------
Revenue
   Rooms                                                  $ 372.6            313.9           252.9
   Food and beverage                                        141.4            127.7           113.5
   Management and franchise fees                             89.4             83.0            78.7
   Other products and services                               58.3             51.5            44.5
   Operating income from unconsolidated affiliates           47.1             42.2            30.4
                                                          -------          -------         -------
                                                            708.8            618.3           520.0
                                                          -------          -------         -------
Expenses
   Rooms                                                    110.0             98.3            83.9
   Food and beverage                                        115.2            107.5            93.7
   Other costs and expenses                                 275.9            265.0           246.2
                                                          -------          -------         -------
                                                            501.1            470.8           423.8
                                                          -------          -------         -------
Hotels operating income                                   $ 207.7            147.5            96.2
                                                          -------          -------         -------
                                                          -------          -------         -------

Supplemental gaming segment operating data for the three years ended December 31, 1995 are as follows:


(In millions)                                                1995             1994            1993
--------------------------------------------------------------------------------------------------
Revenue
   Rooms                                                  $ 214.6            195.7           187.3
   Food and beverage                                        124.3            119.5           123.3
   Casino                                                   511.0            480.6           502.1
   Other products and services                               67.1             72.7            49.3
   Management fees                                           11.1             11.5             6.4
   Operating income from unconsolidated affiliates           12.5             15.6             5.1
                                                          -------          -------         -------
                                                            940.6            895.6           873.5
                                                          -------          -------         -------
Expenses
   Rooms                                                     76.4             73.5            68.6
   Food and beverage                                        114.2            108.9           108.7
   Casino                                                   234.9            216.3           217.5
   Other costs and expenses                                 337.3            331.5           308.2
                                                          -------          -------         -------
                                                            762.8            730.2           703.0
                                                          -------          -------         -------
Gaming operating income                                   $ 177.8            165.4           170.5
                                                          -------          -------         -------
                                                          -------          -------         -------

LEASES

The Company operates eight properties under noncancellable operating leases, all of which are for land only, having remaining terms up to 38 years. Upon expiration of four of the leases, the Company has renewal options of 25, 30, 30 and 40 years. Seven leases require the payment of additional rentals based on varying percentages of revenue or income.
     Minimum lease commitments under all noncancellable operating leases are as follows:


Year ending December 31,                                                             (In millions)
--------------------------------------------------------------------------------------------------
1996                                                                                       $   9.1
1997                                                                                           8.7
1998                                                                                           8.3
1999                                                                                           8.1
2000                                                                                           7.8
2001 to 2033                                                                                  76.0
                                                                                           -------
Total                                                                                      $ 118.0
                                                                                           -------
                                                                                           -------

Total lease rental expense for all operating leases is composed of:


(In millions)                                                1995             1994            1993
--------------------------------------------------------------------------------------------------
Minimum rentals                                           $   7.9              6.5             6.4
Additional rentals                                            7.4              6.8             4.9
                                                          -------          -------         -------
Total                                                     $  15.3             13.3            11.3
                                                          -------          -------         -------
                                                          -------          -------         -------

FIFTY-SEVEN

COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1995 the Company had contractual commitments at its wholly-owned or leased properties for major expansion and rehabilitation projects of approximately $110 million. Additionally, the Company is committed, under certain conditions, to invest or loan up to $74 million to entities developing hotel, gaming and vacation ownership properties.
     The Company has entered into a hotel management agreement whereby it guarantees certain payments and loans to the hotel owners if agreed upon levels of financial performance are not maintained. The Company does not believe it is likely that material payments will be required under this agreement. In addition, in the event the Company terminates this agreement, it may be obligated to pay $12.5 million to the hotel owners.
     Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

QUARTERLY FINANCIAL DATA


(In millions, except per share amounts, stock prices and percentages)

                                                                          Income                  Net
                                                                          Before               Income
                            Occupancy (1)                   Operating     Income        Net       Per     Dividends       High/Low
                        Hotels       Gaming     Revenue        Income      Taxes     Income     Share     Per Share    Stock Price
          ------------------------------------------------------------------------------------------------------------------------
1995      1st Quarter       70%          84    $  381.9          74.0       55.1       32.0       .66           .30    77.88/64.13
          2nd Quarter       75           88       424.2         105.0       86.7       52.9      1.09           .30    79.75/65.63
          3rd Quarter       76           87       385.7          52.6       33.0       24.8       .51           .30    74.13/60.38
          4th Quarter       71           87       457.6         122.0      105.5       63.1      1.30           .30    68.75/60.63
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------
          Year              73%          86    $1,649.4         353.6      280.3      172.8      3.56          1.20    79.75/60.38
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------

1994      1st Quarter       66%          85    $  340.4          57.3       39.3       22.7       .47           .30    74.00/54.50
          2nd Quarter       72           90       383.0          75.8       57.8       33.9       .70           .30    61.25/49.75
          3rd Quarter       72           90       382.7          64.2       48.2       27.0       .56           .30    66.63/53.25
          4th Quarter       68           84       407.8          87.3       63.3       38.1       .79           .30    72.00/56.00
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------
          Year              70%          87    $1,513.9         284.6      208.6      121.7      2.52          1.20    74.00/49.75
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------
                          ----         ----    --------         -----      -----      -----     -----         -----    -----------

(1) Properties owned or managed

As of December 31, 1995 there were approximately 4,200 stockholders of record.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Hilton Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 1, 1996

FIFTY-EIGHT

HILTON HOTELS CORPORATION AND SUBSIDIARIES TEN YEAR SUMMARY


(Dollars in millions, except per share amounts)                                       1995      1994      1993      1992      1991
----------------------------------------------------------------------------------------------------------------------------------
Operating Data for Years           Revenue
Ended December 31                    Hotels (1)                                   $2,210.2   2,066.0   1,797.9   1,678.0   1,526.5
                                     Management fees                                  51.1      45.7      42.7      37.0      35.4
                                     Franchise fees                                   39.2      37.3      36.0      35.4      34.0
                                                                                  --------  --------  --------  --------  --------
                                       Total hotels                                2,300.5   2,149.0   1,876.6   1,750.4   1,595.9
                                     Gaming (1)                                    1,704.2   1,445.3   1,062.0     932.4     839.3
                                                                                  --------  --------  --------  --------  --------
                                       Total                                       4,004.7   3,594.3   2,938.6   2,682.8   2,435.2
                                       Less nonconsolidated managed                2,414.9   2,138.2   1,580.6   1,479.6   1,352.8
                                                                                  --------  --------  --------  --------  --------
                                       Total revenue from consolidated
                                         operations                               $1,589.8   1,456.1   1,358.0   1,203.2   1,082.4
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Operating income
                                     Hotels (2)                                   $  207.7     147.5      96.2      91.5      92.9
                                     Gaming (2)                                      177.8     165.4     170.5     153.4     115.0
                                     Corporate expense                               (31.9)    (28.3)    (26.8)    (25.0)    (23.1)
                                                                                  --------  --------  --------  --------  --------
                                     Total                                           353.6     284.6     239.9     219.9     184.8
                                   Net interest expense (2)                          (74.8)    (76.4)    (73.2)    (61.7)    (62.4)
                                   Property transactions, net                          1.5       1.1      (4.5)       .9        .5
                                   Foreign currency losses                              --       (.7)     (1.3)       --        --
                                   Provision for income taxes                       (102.6)    (85.3)    (58.2)    (55.2)    (38.6)
                                   Minority interest, net                             (4.9)     (1.6)       --        --        --
                                                                                  --------  --------  --------  --------  --------
                                   Net income before cumulative effect of
                                     accounting changes                              172.8     121.7     102.7     103.9      84.3
                                   Cumulative effect of accounting changes, net         --        --       3.4        --        --
                                                                                  --------  --------  --------  --------  --------
                                   Net income                                     $  172.8     121.7     106.1     103.9      84.3
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Depreciation (2)                                  175.1     165.7     151.3     137.6     128.8
                                   Capital expenditures (2)                          246.1     326.5     211.3     266.5     102.2
                                                                                  --------  --------  --------  --------  --------
Stockholder Data                   Net income per share                           $   3.56      2.52      2.21      2.17      1.76
                                   Average common and equivalent shares               48.5      48.3      48.0      47.9      47.8
                                   Stockholders' equity                           $1,253.7   1,127.8   1,056.7   1,002.5     952.8
                                   Stockholders' equity per share                    25.96     23.45     22.11     21.02     20.06
                                   Return on average stockholders' equity             14.5%     11.1      10.3      10.6       9.0
                                   Dividends per share                            $   1.20      1.20      1.20      1.20      1.20
                                   Market price per share - high/low                 80/60     74/50     61/42     53/40     50/34
                                                                                  --------  --------  --------  --------  --------
Financial Position at Year End     Working capital                                $  182.4     345.4     449.1     310.6     306.6
                                   Assets                                          3,060.3   2,925.9   2,674.8   2,659.4   2,186.8
                                   Long-term debt                                  1,069.7   1,251.9   1,112.6   1,087.1     789.0
                                   Ratio of long-term debt to total capital (3)        .42       .48       .46       .47       .40
                                                                                  --------  --------  --------  --------  --------
General Information                Percentage of occupancy (1)
                                     Hotels                                             73        70        67        66        64
                                     Gaming                                             86        87        86        85        84
                                   Number of properties at year end
                                     Wholly-owned or leased hotels                      18        18        18        16        16
                                     Partially owned hotels                             15        15        15        15        15
                                     Managed hotels                                     24        24        26        25        23
                                     Franchised hotels                                 162       161       171       180       199
                                     Wholly or partially owned hotel-casinos             8         7         7         7         5
                                                                                  --------  --------  --------  --------  --------
                                     Total                                             227       225       237       243       258
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Available rooms at year end
                                     Wholly-owned or leased hotels                   9,114     9,106     9,160     8,729     8,756
                                     Partially owned hotels                         14,984    14,992    14,991    13,982    13,938
                                     Managed hotels                                 15,096    15,686    15,940    14,908    13,788
                                     Franchised hotels                              41,687    40,436    42,816    45,002    49,131
                                     Wholly or partially owned hotel-casinos        12,782    12,080    12,045    12,557     9,929
                                                                                  --------  --------  --------  --------  --------
                                     Total                                          93,663    92,300    94,952    95,178    95,542
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------

(1)  Includes properties owned or managed.
(2)  Includes proportionate share of unconsolidated affiliates.
(3)  Total capital represents total assets less current liabilities.

FIFTY-NINE


(Dollars in millions, except per share amounts)                                       1990      1989      1988      1987      1986
----------------------------------------------------------------------------------------------------------------------------------
Operating Data for Years           Revenue
Ended December 31                    Hotels (1)                                    1,558.4   1,500.6   1,395.2   1,279.4   1,228.3
                                     Management fees                                  36.9      34.4      33.3      31.3      28.8
                                     Franchise fees                                   34.6      34.2      33.5      31.9      30.7
                                                                                  --------  --------  --------  --------  --------
                                       Total hotels                                1,629.9   1,569.2   1,462.0   1,342.6   1,287.8
                                     Gaming (1)                                      824.6     694.3     695.3     589.7     483.7
                                                                                  --------  --------  --------  --------  --------
                                       Total                                       2,454.5   2,263.5   2,157.3   1,932.3   1,771.5
                                       Less nonconsolidated managed                1,367.4   1,309.4   1,241.9   1,116.9   1,052.5
                                                                                  --------  --------  --------  --------  --------
                                       Total revenue from consolidated
                                         operations                                1,087.1     954.1     915.4     815.4     719.0
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Operating income
                                     Hotels (2)                                      120.6     129.3     115.1     100.7      83.6
                                     Gaming (2)                                      130.4     102.6     128.6     107.7      88.1
                                     Corporate expense                               (29.2)    (25.6)    (20.8)    (18.3)    (17.6)
                                                                                  --------  --------  --------  --------  --------
                                     Total                                           221.8     206.3     222.9     190.1     154.1
                                   Net interest expense (2)                          (54.7)    (43.8)    (38.1)    (22.0)    (22.1)
                                   Property transactions, net                           --      (3.7)       --      43.8      (2.5)
                                   Foreign currency losses                              --        --        --        --        --
                                   Provision for income taxes                        (54.6)    (48.7)    (53.9)    (72.0)    (31.7)
                                   Minority interest, net                               --        --        --        --        --
                                                                                  --------  --------  --------  --------  --------
                                   Net income before cumulative effect of
                                     accounting changes                              112.5     110.1     130.9     139.9      97.8
                                   Cumulative effect of accounting changes, net         --        --        --        --        --
                                                                                  --------  --------  --------  --------  --------
                                   Net income                                        112.5     110.1     130.9     139.9      97.8
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Depreciation (2)                                  119.4     104.8      89.5      80.5      71.3
                                   Capital expenditures (2)                          262.4     367.1     386.8     205.6     240.7
                                                                                  --------  --------  --------  --------  --------
Stockholder Data                   Net income per share                               2.34      2.27      2.72      2.80      1.96
                                   Average common and equivalent shares               48.1      48.5      48.1      50.0      49.9
                                   Stockholders' equity                              923.3     883.0     814.1     772.8     707.3
                                   Stockholders' equity per share                    19.44     18.40     17.03     15.80     14.23
                                   Return on average stockholders' equity             12.5      13.0      16.5      18.9      14.4
                                   Dividends per share                                1.15      1.00       .95       .90       .90
                                   Market price per share - high/low                 84/26    116/48     55/34     46/28     40/30
                                                                                  --------  --------  --------  --------  --------
Financial Position at Year End     Working capital                                    43.8      22.9     279.5     206.9     173.4
                                   Assets                                          1,926.7   2,216.0   1,892.5   1,423.6   1,302.3
                                   Long-term debt                                    526.6     487.1     568.5     283.7     280.9
                                   Ratio of long-term debt to total capital (3)        .31       .30       .36       .22       .24
                                                                                  --------  --------  --------  --------  --------
General Information                Percentage of occupancy (1)
                                     Hotels                                             68        69        70        68        65
                                     Gaming                                             84        86        87        84        84
                                   Number of properties at year end
                                     Wholly-owned or leased hotels                      14        13         9         8         8
                                     Partially owned hotels                             15        14        12        13        14
                                     Managed hotels                                     21        22        21        22        22
                                     Franchised hotels                                 208       214       225       224       223
                                     Wholly or partially owned hotel-casinos             5         4         4         4         4
                                                                                  --------  --------  --------  --------  --------
                                     Total                                             263       267       271       271       271
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------
                                   Available rooms at year end
                                     Wholly-owned or leased hotels                   7,696     7,739     6,494     6,027     6,085
                                     Partially owned hotels                         14,311    13,750    13,409    13,528    14,350
                                     Managed hotels                                 12,888    13,518    13,383    14,183    13,425
                                     Franchised hotels                              51,559    52,612    54,876    55,641    55,602
                                     Wholly or partially owned hotel-casinos         9,929     7,411     7,326     7,318     7,318
                                                                                  --------  --------  --------  --------  --------
                                     Total                                          96,383    95,030    95,488    96,697    96,780
                                                                                  --------  --------  --------  --------  --------
                                                                                  --------  --------  --------  --------  --------


(1)  Includes properties owned or managed.
(2)  Includes proportionate share of unconsolidated affiliates.
(3)  Total capital represents total assets less current liabilities.


25