Form 10-K, Exhibit 13
period 1996-12-31
HILTON HOTELS CORP
filed 1997-03-24
CIK 47580

                                                                   EXHIBIT 13

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STRATEGIC AND FINANCIAL OBJECTIVES
     Management's primary objective is to maximize shareholder value. Management intends to achieve this objective through the pursuit of four major strategies: make efficient use of the Company's strong balance sheet and the attractive capital markets while maintaining an investment grade rating; grow the hotel business by buying and owning full-service hotels in major market locations; expand the Company's gaming operations through acquisitions and new development; and leverage the Hilton brand name worldwide. Management believes that continued implementation of these strategies will result in strong cash flow growth and enhanced shareholder value.

FINANCIAL CONDITION

     LIQUIDITY

     (in millions)                                 1996      1995        1994
     --------------------------------------------------------------------------
     EBITDA(1)
     Hotels                                        $392       301         240
     Gaming                                         233       267         244
     Corporate                                     (48)      (25)        (23)
                                                  -----------------------------
     Total                                         $577       543         461
                                                  -----------------------------
                                                  -----------------------------
     Net cash provided by operating activities     $438       380         253
     Working capital                                153       183         346
     Capital expenditures                           242       186         265
     Additional investments                         104        98         157

     (1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash charges. EBITDA is presented supplementally because management believes it allows for a more complete analysis of results of operations. This information should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles nor should it be considered as an indicator of the overall financial performance of the Company.

          Total EBITDA increased $34 million compared to the prior year. This increase is attributable to continued strong results at the Company's owned and partially owned full-service hotels and resorts. EBITDA for the Company's hotel segment increased $91 million, a 30 percent improvement from the prior year. The primary contributors to this strong performance were the Company's ten major owned and partially owned properties in New York, Chicago, San Francisco, Washington D.C., New Orleans and Honolulu. EBITDA for the Company's gaming segment decreased $34 million or 13 percent compared to the prior year primarily as a result of a substantial decrease in baccarat drop and win percentage at the Las Vegas Hilton along with sluggish conditions at its hotel casinos in Laughlin and Reno.

     ACQUISITIONS AND CAPITAL SPENDING
          The Company seeks to expand its gaming and hotel operations while maintaining diversity in its operations and a balance of cash flows generated by each segment. Growth in the gaming segment will occur primarily through acquisitions and new development. In December 1996, the Company consummated its acquisition of Bally Entertainment Corporation (Bally) through the merger of Bally with and into the Company (Bally Merger). Aggregate consideration consisted of approximately 53 million shares of the Company's common stock and approximately 15 million shares of the Company's newly authorized Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock (PRIDES), for a combined equity value of $1.9 billion and the assumption of $1.2 billion of Bally and Bally subsidiary debt.
          As a result of the Bally Merger, the Company now operates the following additional properties: the 1,265-room Bally's Park Place Casino Resort and the 509-room Atlantic City Hilton (formerly The Grand), both in Atlantic City, New Jersey and wholly owned by the Company; the 2,814-room Bally's Las Vegas which is 84% owned; the 58% owned Bally's Saloon Gambling Hall Hotel dockside casino and 238-room hotel in Robinsonville, Mississippi and the 50% owned Bally's Casino Lakeshore Resort riverboat casino in New Orleans, Louisiana.

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
                                                                     (CONTINUED)

          The Atlantic City Hilton is mid-way through the construction of a new 300-room tower that will increase capacity by nearly 60 percent. This $50 million project is expected to be completed by mid-1997. Adjacent to Bally's Park Place, the Company is mid-way through construction of a new themed western-style casino and entertainment complex which is expected to be Atlantic City's first themed casino. This $110 million project is located on approximately four acres of boardwalk property and will feature a 70,000 square foot casino complex.
          The Bally Merger also resulted in the acquisition of a 24 acre parcel adjacent to Bally's Las Vegas. This will be the site of the planned $750 million, 2,900-room Paris Casino-Resort which will feature an 85,000 square foot casino and a 50-story replica of the Eiffel Tower. This project is expected to be completed in mid-1999.
          During 1996, the Company continued to expand on a number of new development fronts. In October, the Company opened the Flamingo Casino-Kansas City located adjacent to the Missouri River near downtown Kansas City. This $103 million project includes a 30,000 square foot casino on a continuously docked barge as well as concession and entertainment facilities. In January 1996, the Company began construction on "Star Trek:
     The Experience at the Las Vegas Hilton," an adult-oriented attraction being developed in collaboration with Paramount Parks, Inc. This project will include the addition of a new 22,000 square foot themed casino and is scheduled to open in late summer 1997. The Company's share of costs for this project will total approximately $70 million.
          During 1996, construction continued on the Conrad International Punta del Este Resort and Casino in Uruguay. This $193 million project includes a 38,000 square foot casino which opened in January 1997, and a 300-room luxury hotel which is scheduled to open in late-1997. As of December 31, 1996, the Company has provided debt financing for this project totaling $55 million. This property is approximately 43% owned by the Company and is being financed with a combination of long-term debt and equity.
          In addition to the estimated $380 million in 1997 expenditures related to the aforementioned gaming projects, the Company anticipates spending approximately $150 million in the gaming segment in 1997 on normal capital replacements, structural and technology upgrades, ADA/safety compliance and improvement projects that are evaluated using the Company's ROI criteria.
          Growth in the hotel segment continues through selective acquisition of large full-service hotels in major market locations. During the 1996 fourth quarter, the Company acquired from The Prudential Insurance Company of America (Prudential) approximately 50% of the ownership interests in the joint ventures which own the Capital Hilton, Washington Hilton & Towers, Chicago Hilton & Towers, New York Hilton & Towers, Rye Town Hilton and the San Francisco Hilton & Towers for approximately $430 million. As a result of these acquisitions, the Company's ownership interest exceeds 99% in each of these properties, except the Chicago Hilton & Towers, in which the Company's ownership interest is approximately 83%. In 1997 and 1998, the Company will have an option to purchase the remaining interest in such properties, other than Prudential's .5% interest in the New York Hilton & Towers.
          The Company expects to make further acquisitions in 1997. In addition, the Company intends to spend approximately $85 million in the hotel segment on normal capital replacements, upgrades,compliance and improvement projects which are subject to strict ROI analysis.
          The estimated 1997 expenditures required to complete the aforementioned projects and capital spending programs will be financed through available cash flows and general corporate borrowings.

     SIGNIFICANT NEW DEVELOPMENTS
     In December 1996, the Company and Patriot American Hospitality, Inc. (Patriot) entered into a letter of intent for Patriot to acquire and develop a range of Hilton properties in key U.S. markets. The alliance calls for Patriot to acquire four existing wholly owned Hilton Suites hotels for approximately $105 million, develop new suites, acquire and convert full-service hotels and suites to the Hilton brand and develop approximately 15 new Hilton Garden Inns within an 18-month period.
          In January 1997, the Company finalized agreements with Ladbroke Group PLC (Ladbroke), whose wholly owned subsidiary, Hilton International Co.
     (HI), owns the rights to the Hilton name outside the United States. The agreements provide for the reunification of the Hilton brand worldwide through a strategic alliance between the companies, including cooperation on sales and marketing, loyalty programs and other operational matters. The Company and HI have integrated their reservation systems and, in February 1997, launched the Hilton HHonors Worldwide loyalty program. In addition, the agreements permit the Company and Ladbroke to acquire up to 20% of each other's outstanding capital stock.

                                                              1996 ANNUAL REPORT

          In January 1997, the Company commenced an offer to acquire ITT Corporation (ITT) in a combination cash and stock transaction. The Company offered a price of $55 for each ITT share, for a consideration of approximately $6.5 billion. The total transaction, including assumption of ITT's outstanding debt, would be valued at approximately $10.5 billion. The Company's offer consists of a cash tender offer of $55 per share for a majority of the outstanding ITT shares, to be followed by a merger whereby ITT shareholders would receive shares of the Company's common stock with a value of $55 in exchange for each remaining ITT share, subject to appropriate collar provisions. The Company plans to fund the ITT tender offer from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that the Company will seek to obtain from commercial banks and/or issuance of public debt. The Company has reached a preliminary understanding with HFS Incorporated (HFS) under which HFS would license, on a long-term worldwide basis, the Sheraton trademark, franchise systems and management agreements. The acquisition is subject to regulatory approvals and other conditions, and therefore there can be no assurance that the Company will be successful in acquiring ITT, or if successful, what effect such acquisition will have on the Company's financial condition or results of operations.
          As of February 1, 1997, the Company owned 41 percent of the 11 3/4% First Mortgage Notes due 2002 of Claridge Hotel and Casino Corporation (Claridge). The Company is discussing with Claridge the possible acquisition of Claridge by the Company. The acquisition of Claridge would be subject to certain regulatory approvals.
          In February 1997, the Company sold its 30% equity interest in the Conrad International Hong Kong for total consideration of approximately $112 million. Also in February 1997, the Company purchased the Anchorage Hilton hotel in Anchorage, Alaska for $67 million from Bristol Corporation.

     LONG-TERM DEBT
     Long-term debt at December 31, 1996 totaled $2.6 billion compared to $1.1 billion at December 31, 1995. Debt assumed in the Bally Merger totaled approximately $1.2 billion. Subsequent to the merger date the Company completed its cash tender offers and consent solicitations for substantially all of the outstanding notes of certain wholly owned subsidiaries including the 9 1/4% Bally's Park Place Funding Inc. First Mortgage Notes due 2004, the 10 5/8% GNF, Corp. First Mortgage Notes due 2003 and Bally's Casino Holdings, Inc. Senior Discount Notes. The remaining untendered notes were defeased. The Company also purchased 99.1% of the outstanding 10 3/8% Bally's Grand, Inc. First Mortgage Notes due 2003. The aggregate principal amount of debt securities tendered, purchased, or defeased totaled $1.1 billion. Tender and defeasance premiums and related expenses totaled approximately $126 million. The Company funded the tender offers and defeasance primarily with commercial paper.
          In May 1996, the Company issued $500 million of 5% Convertible Subordinated Notes due 2006. Proceeds from the issuance were used to repay certain outstanding indebtedness and for general corporate purposes, including the funding of various development and construction projects.
          The Company has an effective shelf registration statement on file with the Securities and Exchange Commission registering up to $1 billion in debt or equity securities. The terms of any securities offered pursuant to the shelf registration statement will be determined by market conditions at the time of issuance.
          The Company had $1.4 billion of commercial paper outstanding at December 31, 1996. In 1996, the Company entered into a five year $1.75 billion revolving credit facility. At December 31, 1996, $1.4 billion of the aggregate commitment supported the issuance of commercial paper and $75 million was outstanding, leaving approximately $243 million of the revolving bank debt facility available to the Company at such date.
          In February 1997, the Company redeemed its 6% Convertible Subordinated Notes due 1998 and its 10% Convertible Subordinated Notes due 2006. These notes, which were formerly obligations of Bally, had an outstanding principal amount of $1 million and $70 million, respectively, at December 31, 1996.

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
                                                                     (CONTINUED)

     STOCKHOLDERS' EQUITY
     Stockholders' equity totaled $3.2 billion or $12.90 per share at December 31, 1996. Book value per share was $6.50 in 1995 and $5.86 in 1994. Dividends paid on common shares were $.305 per share in 1996 and $.30 per share in 1995 and 1994.

     OTHER MATTERS
     Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

RESULTS OF OPERATIONS

     FISCAL 1996 COMPARED WITH FISCAL 1995

     OVERVIEW
     A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1996 and 1995 is as follows:

     (in millions, except per share amounts)       1996      1995    % Change
     --------------------------------------------------------------------------
     Revenue                                     $3,940     3,555         11%
     Operating income                               329       355          (7)
     Income before extraordinary item               156       173         (10)
     Net income                                      82       173         (53)
     Income before extraordinary item per share     .79       .89         (11)
     Net income per share                           .41       .89         (54)

     HOTELS
     The hotel segment includes the consolidated results of the Company's owned and leased properties, affiliates operated under long-term management agreements and franchise fees. Operating results are reduced by the portion of earnings of non-controlled affiliates applicable to other ownership interests. At December 31, 1996 the Company owned and partially owned, managed and franchised 31, 28 and 172 properties, respectively, totaling approximately 84,000 rooms worldwide.
          Hotel segment results are primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate) and the Company's ability to manage costs. Hotel industry fundamentals remained strong in 1996, particularly in the full-service segment. High demand and limited new supply growth continued to benefit the Company's major market full-service properties. Hotel segment results demonstrated the Company's ability to capitalize on these strong fundamentals by offering superior products and top quality service. Occupancy for hotels owned or managed increased to 74 percent in 1996 compared to 73 percent in 1995. Average room rates increased six percent over 1995.
          Consolidated hotel revenue increased 11 percent in 1996 to $2.5 billion. Revenue per available room (REVPAR) is a measure of hotel revenue generation. REVPAR for owned and managed hotels increased 9 percent in 1996. Hotel operating income, primarily income from hotel interests, long-term management agreements and franchise fee income, increased 31 percent in 1996 to $272 million.
          Hotel operating income is significantly influenced by the operating results of the Company's principal downtown/convention, resort and airport locations where it has large equity interests. A strong domestic economy continues to fuel increases in both business and leisure travel volume. In addition, strong international visitor volume continues to benefit a number of the Company's major market and resort properties. Room nights related to individual business travel, company meetings and leisure guests each increased from the prior year. Limited supply growth has also resulted in substantial pricing power in many key markets. The Company derives considerable operating leverage from increases in revenue as hotel operating costs are generally fixed. As a result, the Company improved margins and increased operating income at nearly all of its owned and partially owned hotels.

          Each of the Company's ten major full-service properties realized improved operating results in 1996 compared to the prior year. Combined results from the Waldorf=Astoria and the New York Hilton & Towers increased $19 million compared to 1995. Strong individual business traveler and leisure guest volume contributed to a combined REVPAR increase of 12 percent over the prior year for these two properties. Double digit REVPAR growth also helped support a $15 million combined increase in the operating income of the Palmer House Hilton, the O'Hare Hilton and the 83% owned Chicago Hilton & Towers. International guest volume at the 50% owned Hilton Hawaiian Village increased 8 percent over 1995 levels, contributing to a $5 million increase in operating income. International room nights accounted for over 60 percent of total volume at the Hilton Hawaiian Village in 1996. Company meeting volume rose 40 percent at the San Francisco Hilton & Towers, which posted double-digit REVPAR growth and a $6 million increase in operating results. Results from these ten major full-service hotels and resorts, which also include the Capital Hilton, the 67% owned New Orleans Hilton Riverside & Towers and the Washington Hilton & Towers, increased $49 million, or 41 percent, over 1995.
          The Company's airport locations continue to benefit from strong business travel volume. Operating income from the Company's airport properties in Atlanta, Oakland and San Francisco increased $5 million over the prior year. Benefiting from major renovation projects completed in 1995, operating income at the San Diego Hilton Beach and Tennis Resort and the Portland Hilton increased a combined $8 million in 1996. REVPAR at these two wholly owned properties increased a combined 25 percent over the prior year. Results from the Company's Orlando and Las Vegas vacation ownership projects increased $8 million from the prior year. Results in 1995 include the recognition of deferred operating losses of the Orlando project.
          Franchise fee revenue, which is based primarily on rooms revenue at franchised properties, increased $4 million in 1996 to $43 million.
          Hotel segment results were adversely effected by $25 million of non-recurring charges in the fourth quarter of 1996. These charges included the write-down of certain investments and notes receivable to estimated fair market value.
          The Company has an ongoing program of actively monitoring and improving its franchise hotels. In 1996, 11 properties and 2,507 rooms were added to the franchise system, while one franchise contract, representing 500 rooms, was terminated by the Hilton Inns franchise system.
          Although the supply-demand balance generally remains favorable, future operating results could be adversely impacted by increased capacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher rates. Increases in transportation and fuel costs or sustained recessionary periods could also unfavorably impact future results. However, the Company believes that its financial strength, market presence and diverse product line will enable it to remain extremely competitive.

     GAMING
     The gaming segment includes the consolidated results of the Company's owned properties and affiliates operated under long-term management agreements. Operating results are reduced by the portion of earnings of non-controlled affiliates applicable to other ownership interests. The Company operates its domestic gaming business under the Hilton, Bally and Flamingo brand names. The gaming segment includes five wholly owned and one majority owned Nevada hotel casinos; two wholly owned Atlantic City hotel casinos; a wholly owned riverboat gaming operation in Kansas City, Missouri; partially owned riverboat gaming operations in New Orleans, Louisiana (2) and Robinsonville, Mississippi; partially owned hotel casinos in Australia (2) and Istanbul, Turkey; managed gaming operations in Windsor, Ontario, Canada; and beginning in January 1997, a partially owned casino in Punta del Este, Uruguay.
          The Company's Nevada gaming operations offer a diversified product and service mix which appeal to a broad spectrum of customers. The Flamingo Hilton-Las Vegas caters to the broad Las Vegas middle market, while the Las Vegas Hilton caters to premium players and the convention market. Bally's Las Vegas caters to convention groups and the mid to upper middle market. The Flamingo Hilton-Reno focuses on middle market activity, while the Reno Hilton targets both convention and middle market activity. The Flamingo Hilton-Laughlin targets the budget market segment.

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
                                                                     (continued)

          Total gaming revenue increased 10 percent to $1.4 billion in 1996 compared to $1.3 billion in 1995. Casino revenue, a component of gaming revenue, was $857 million in 1996 compared to $791 million in 1995. Gaming operating income was $109 million in 1996, a 39 percent decrease from $179 million in 1995.
          Operating income at the Las Vegas Hilton decreased $61 million compared to the prior year primarily due to lower than normal drop combined with a significant reduction in the win percentage on its premium play baccarat business. The baccarat win percentage decreased 13 points from a more normalized win percentage in the prior year. Results at the Las Vegas Hilton are more volatile than the Company's other casinos because this property caters to the premium play segment of the market. Future fluctuations in premium play volume and win percentage could result in greater volatility in the operating income of this property.
          Benefiting from a significant renovation and expansion effort completed in the prior year, the Flamingo Hilton-Las Vegas posted outstanding results in 1996. Occupancy increased 7 points to 96 percent and REVPAR increased 15 percent from 1995 levels. Total operating income increased $24 million from the prior year. A generally soft market continues to affect the operating income at the Flamingo Hilton-Laughlin which decreased $4 million compared to 1995. Combined operating income from the Reno Hilton and the Flamingo Hilton-Reno decreased $12 million from the prior year primarily due to increased competition and adverse weather conditions resulting in lower occupancy and average room rates.
          Occupancy for the Nevada hotel casinos was 90 percent and 88 percent in 1996 and 1995, respectively. Average room rates increased four percent in 1996.
          Operating results from the Company's New Orleans river casino operations remained flat in 1996, reflecting market softness. In October 1996, the Company received approval from Louisiana gaming regulators to relocate the Flamingo Casino-New Orleans to Shreveport, a move that is expected to take place in the fall of 1997. Reflecting the increasingly competitive nature of the Kansas City, Missouri market, initial results from the Flamingo Casino-Kansas City, which opened in October 1996, were not significant.
          Income from the 19.9% owned Conrad Jupiters, Gold Coast hotel casino in Australia increased $7 million from 1995, primarily due to increased table game win and double digit REVPAR growth. Benefiting from a full year of operations, income from the 19.9% owned Conrad International Treasury Casino, Brisbane increased $5 million.
          The operating income contribution from the properties acquired in the Bally Merger on December 18, 1996 were not significant to 1996 results.
          Gaming segment results were adversely effected by $38 million of non-recurring charges in the fourth quarter of 1996. These charges included the write-off of pre-opening expenses for the Flamingo Casino- Kansas City and costs associated with the planned relocation of the Flamingo Casino-New Orleans to Shreveport.
          The gaming industry continues to experience growth in both existing markets and new jurisdictions. The Las Vegas and Atlantic City markets are becoming increasingly competitive due to expansion projects which challenge the Company's existing market share. These expansion projects, if completed, could adversely impact the Company's future gaming income.

     CORPORATE EXPENSE
     Corporate expense increased $20 million in 1996 to $52 million. The
     1996 expense includes a $10 million charge for stock-based compensation related to the 1996 Chief Executive Stock Incentive Plan and a $5 million non-recurring charge related to certain executive terminations.

     INTEREST AND DIVIDEND INCOME/EXPENSE
     Interest and dividend income increased $3 million compared with the prior year. Interest expense, net of amounts capitalized, decreased $5 million. Adjusting for realized losses on the sale of certain investments included in interest expense in 1996, interest expense decreased $13 million. This decrease is primarily due to lower average debt levels and lower interest rates. Interest expense, net, from equity investments decreased $5 million from 1995.

     INCOME TAXES
     The effective income tax rate in 1996 was 39.7% compared to 36.4% in 1995. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes. The 1995 effective income tax rate benefited from $6 million in credits resulting from the favorable resolution of Federal tax issues for prior years and higher utilization of foreign tax credits.

     MINORITY INTEREST
     The minority interest primarily results from the consolidation of the approximately 67% owned New Orleans Hilton Riverside & Towers.

     EXTRAORDINARY LOSS
     The costs and expenses incurred in connection with the extinguishment of debt, including tender and defeasance premiums, resulted in an extraordinary loss totaling $74 million, net of a tax benefit of $52 million.

     FISCAL 1995 COMPARED WITH FISCAL 1994
     OVERVIEW
     A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1995 and 1994 is as follows:

     (in millions, except per share amounts)       1995      1994    % Change
     ---------------------------------------------------------------------------
     Revenue                                     $3,555     3,301          8%
     Operating income                               355       286          24
     Net income                                     173       122          42
     Net income per share                           .89       .63          41

     HOTELS
     Consolidated hotel revenue increased seven percent in 1995 to $2.3 billion. Hotel operating income increased 41 percent in 1995 to $208 million.
          Results from the Waldorf=Astoria increased $6 million and results from the 50% owned New York Hilton & Towers increased $5 million, representing a combined 58 percent increase over the prior year. Both properties produced increases in average rate and occupancy linked to strong international room nights and increased business travel volume. A significant increase in individual business traveler room nights supported a $6 million increase in operating income at the Palmer House Hilton. Improved occupancy also benefited a number of the Company's major market equity properties, including the Capital Hilton, San Francisco Hilton & Towers and Washington Hilton & Towers, each 50% owned by the Company during 1995. Combined results at these three properties increased $4 million, or 65 percent, over 1994.
          Operating income from the New Orleans Hilton Riverside & Towers increased $15 million over the prior year. Strong operating performance led by increased leisure and company meeting volume accounted for $8 million of the increase, while $7 million is attributable to increased ownership of the property.
          Average room rate growth in the leisure travel segment combined with improved occupancy produced a $4 million increase in operating income at the 50% owned Hilton Hawaiian Village. International room nights at this property increased eight percent as tourism from the key Japanese market remained strong.
          The strength of business travel continued to benefit the Company's airport properties. Each of the Company's airport locations attained increases in average room rate and operating income compared to the prior year. Combined income for the Company's eight wholly owned and partially owned airport properties increased $8 million, or 65 percent, over 1994 levels.
          Results at the Company's vacation ownership facility in Orlando, Florida were adversely impacted by slower than expected sales. Results also reflect the required recognition of previously deferred operating losses of the Orlando project, prompted by the completion of the first phase of construction in August 1995. Combined results from the Company's Orlando and Las Vegas vacation ownership projects decreased $9 million from the prior year.
          Occupancy for hotels owned or managed increased to 73 percent in 1995 compared to 70 percent in 1994. Average room rates increased six percent over 1994.

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

HILTON HOTELS CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (continued)

     GAMING
     Total gaming revenue increased eight percent to $1.3 billion in 1995 compared to $1.2 billion in 1994. Casino revenue, a component of gaming revenue, was $791 million in 1995 compared to $729 million in 1994.
          Operating income at the Las Vegas Hilton increased $26 million from the prior year primarily due to significantly higher table game win. The hotel casino's luxury "Sky Villa" suites and new baccarat facility greatly increased premium play volume compared to the prior year. Baccarat volume more than doubled resulting in a 91 percent increase in baccarat win compared to the prior year. The property also benefited from a 10 percent increase in average room rate.
          Results at the Flamingo Hilton-Las Vegas increased $4 million in 1995, despite disruptions during the first half of the year resulting from major construction and renovation projects at the property. Average room rate increased 11 percent over 1994 levels. Operating income at the Flamingo Hilton-Laughlin decreased $3 million from the prior year, reflecting continued market softness and competition from Las Vegas. Benefiting from the mid-year completion of a major casino renovation, operating income from the Reno Hilton increased $5 million from the prior year. Results from the Flamingo Hilton-Reno decreased $1 million, primarily due to increased supply in the last six months of 1995. Results from the Company's New Orleans river casino operations decreased $2 million from 1994.
          Occupancy for the Nevada hotel casinos was 88 percent and 91 percent in 1995 and 1994, respectively. Average room rates increased seven percent in 1995.
          Income from the consortium which operates and manages the Casino Windsor increased $3 million from the prior year. The facility opened in May 1994. Results at the 25% owned Conrad International Istanbul increased $1 million due to a significant increase in occupancy.
          Income from the 19.9% owned Conrad Jupiters, Gold Coast hotel casino in Australia decreased $11 million from 1994, primarily due to significantly lower table game win. Income from the 19.9% owned Conrad International Treasury Casino, Brisbane, which opened in May 1995, totaled $2 million.

     CORPORATE EXPENSE
     Corporate expense increased $4 million in 1995 to $32 million primarily due to $5 million in costs incurred in evaluating strategic alternatives to enhance shareholder value.

     INTEREST AND DIVIDEND INCOME/EXPENSE
     Interest and dividend income increased $13 million in 1995 to $35 million due to higher investable balances. Interest expense, net of amounts capitalized, increased $6 million primarily due to higher average debt levels and higher interest rates on commercial paper borrowings. The increase in consolidated interest expense includes $4 million attributable to the consolidation of the New Orleans Hilton Riverside & Towers in June 1994. Interest expense, net, from equity investments increased $5 million over 1994.

     INCOME TAXES
     The effective income tax rate in 1995 was 36.4% compared to 40.7% in 1994. The 1995 effective tax rate benefited from $6 million in credits resulting from the favorable resolution of Federal tax issues for prior years and the utilization of foreign tax credits.

     CONSOLIDATED STATEMENTS OF INCOME


     (in millions, except per share amounts)         Year Ended December 31, 1996          1995          1994
     ---------------------------------------------------------------------------------------------------------
     Revenue
     Rooms                                                                 $1,734         1,562          1,445
     Food and beverage                                                        857           782            738
     Casino                                                                   857           791            729
     Franchise fees                                                            43            39             37
     Other                                                                    449           381            352
                                                                         -------------------------------------
                                                                            3,940         3,555          3,301
                                                                         -------------------------------------
     Expenses
     Rooms                                                                    508           484            462
     Food and beverage                                                        674           625            601
     Casino                                                                   466           400            344
     Other expenses, including remittances to owners                        1,911         1,659          1,580
     Corporate expense                                                         52            32             28
                                                                         -------------------------------------
                                                                            3,611         3,200          3,015
                                                                         -------------------------------------

     Operating Income                                                         329           355            286
     Interest and dividend income                                              38            35             22
     Interest expense                                                         (88)          (93)           (87)
     Interest expense, net, from equity investments                           (12)          (17)           (12)
                                                                         -------------------------------------
     Income Before Income Taxes and Minority Interest                         267           280            209
     Provision for income taxes                                               106           102             85
     Minority interest, net                                                     5             5              2
                                                                         -------------------------------------
     Income Before Extraordinary Item                                         156           173            122

     Extraordinary loss on extinguishment of debt,
        net of tax benefit of $52                                             (74)           --             --
                                                                         -------------------------------------
     Net Income                                                               $82           173            122
                                                                         -------------------------------------
                                                                         -------------------------------------
     Earnings Per Share
     Income before extraordinary item                                        $.79           .89            .63
     Extraordinary loss                                                      (.38)           --             --
                                                                         -------------------------------------
     Net Income Per Share                                                    $.41           .89            .63
                                                                         -------------------------------------
                                                                         -------------------------------------




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HILTON HOTELS CORPORATION AND SUBSIDIARIES                    1996 ANNUAL REPORT

     CONSOLIDATED BALANCE SHEETS




     (in millions)                                              December 31, 1996      1995
     ------------------------------------------------------------------------------------------
ASSETS
     Current Assets
     Cash and equivalents                                                    $388           433
     Temporary investments                                                     50           101
     Accounts receivable, net                                                 430           348
     Other current assets                                                     283           218
                                                                          ---------------------
       Total current assets                                                 1,151         1,100
                                                                          ---------------------
     Investments, Property and Other Assets
     Equity investments                                                       277           576
     Other investments                                                         96            19
     Property and equipment, net                                            4,698         1,696
     Goodwill                                                               1,295            --
     Other assets                                                              60            52
                                                                          ---------------------
        Total investments, property and other assets                        6,426         2,343
                                                                          ---------------------
     Total Assets                                                          $7,577         3,443
                                                                          ---------------------
                                                                          ---------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities
     Current liabilities                                                     $998           917
     Long-term debt                                                         2,606         1,070
     Deferred income taxes                                                    598           124
     Insurance reserves and other                                             164            78
                                                                          ---------------------
       Total liabilities                                                    4,366         2,189
                                                                          ---------------------
     Commitments and Contingencies

     Stockholders' Equity
     8% PRIDES convertible preferred stock                                     15            --
     Common stock, 249 million and 193 million
        shares outstanding, respectively                                      627           494
     Additional paid-in capital                                             1,745            --
     Retained earnings                                                        931           909
     Other                                                                      4            (7)
                                                                          ---------------------
                                                                            3,322         1,396
     Less treasury shares, at cost                                            111           142
                                                                         ----------------------
       Total stockholders' equity                                           3,211         1,254
                                                                          ---------------------
     Total Liabilities and Stockholders' Equity                            $7,577         3,443
                                                                          ---------------------
                                                                          ---------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HILTON HOTELS CORPORATION AND SUBSIDIARIES                  1996 ANNUAL REPORT

     CONSOLIDATED STATEMENTS OF CASH FLOW


     (in millions)                                    Year Ended December 31, 1996       1995          1994
     ---------------------------------------------------------------------------------------------------------
     Operating Activities
     Net income                                                               $82           173            122
     Adjustments to reconcile net income to net
          cash provided by operating activities:
          Extraordinary loss on extinguishment of
            debt                                                               74            --             --
          Depreciation and amortization                                       178           142            133
          Non-cash charges                                                     23            --             --
          Amortization of debt issue costs                                      1             1              1
          Change in working capital components:
            Inventories                                                        23           (11)           (37)
            Accounts receivable                                               (43)          (41)           (73)
            Other current assets                                              (19)           25            (23)
            Accounts payable and accrued expenses                               9            71            131
            Income taxes payable                                               43             4             (1)
          Change in deferred income taxes                                     (22)            1            (21)
          Change in other liabilities                                          20           (14)             8
          Distributions from equity investments in
            excess of earnings                                                 33            30              6
          Gain from property transactions                                      (5)           (1)            (1)
          Other                                                                41            --              8
                                                                         -------------------------------------
     Net cash provided by operating activities                                438           380            253
                                                                         -------------------------------------
     Investing Activities
     Capital expenditures                                                    (242)         (186)          (265)
     Additional investments                                                  (104)          (98)          (157)
     Decrease in long-term marketable securities                               --             1             63
     Change in temporary investments                                           83           139           (119)
     Payments on notes and other                                               21            17             61
     Acquisitions, net of cash acquired                                      (288)           --             --
                                                                         -------------------------------------
     Net cash used in investing activities                                   (530)         (127)          (417)
                                                                         -------------------------------------
     Financing Activities
     Change in commercial paper borrowings
          and revolving loans                                               1,041           189           (113)
     Long-term borrowings                                                     492             1            170
     Reduction of long-term debt                                           (1,457)         (192)           (32)
     Issuance of common stock                                                  31            11             12
     Cash dividends                                                           (60)          (58)           (58)
                                                                         -------------------------------------
     Net cash provided by (used in) financing
       activities                                                              47           (49)           (21)
                                                                         -------------------------------------
     (Decrease) Increase in Cash and Equivalents                              (45)          204           (185)

     Cash and Equivalents at Beginning of Year                                433           229            414
                                                                         -------------------------------------
     Cash and Equivalents at End of Year                                     $388           433            229
                                                                         -------------------------------------
                                                                         -------------------------------------



See notes to consolidated financial statements

HILTON HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                      PRIDES
                                                  Convertible                   Additional
                                                   Preferred          Common       Paid-in       Retained                  Treasury
   (in millions, except per share amounts)             Stock           Stock       Capital       Earnings         Other      Shares
  ---------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1993                             $--             494             2            732           (2)       (169)
  Exercise of stock options                               --              --            (2)            (1)          --          15
  Cumulative translation
    adjustment, net of
    deferred tax                                          --              --            --             --            1          --
  Unrealized loss on marketable
    securities, net of deferred
    tax benefit                                           --              --            --             --           (5)         --
  Net income                                              --              --            --            122           --          --
  Dividends ($.30 per share)                              --              --            --            (58)          --          --
                                                        ---------------------------------------------------------------------------
  Balance, December 31, 1994                              --             494            --            795           (6)       (154)
  Exercise of stock options                               --              --            --             (1)          --          12
  Cumulative translation
    adjustment, net of
    deferred tax benefit                                  --              --            --             --           (1)         --
  Net income                                              --              --            --            173           --          --
  Dividends ($.30 per share)                              --              --            --            (58)          --          --
                                                        ---------------------------------------------------------------------------
  Balance, December 31, 1995                              --             494            --            909           (7)       (142)
  Exercise of stock options                               --              --            --             --           --          31
  Bally acquisition                                       15             133         1,735             --           --          --
  Cumulative translation
    adjustment, net of
    deferred tax                                          --              --            --             --            6          --
  Realized loss on
    marketable securities,
    net of deferred tax                                   --              --            --             --            5          --
  Deferred compensation                                   --              --            10             --           --          --
  Net income                                              --              --            --             82           --          --
  Dividends ($.305 per share)                             --              --            --            (60)          --          --
                                                        ---------------------------------------------------------------------------
  Balance, December 31, 1996                             $15             627         1,745            931            4        (111)
                                                        ---------------------------------------------------------------------------
                                                        ---------------------------------------------------------------------------


See notes to consolidated financial statements

                                                             1996 ANNUAL REPORT

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     During 1996, Hilton Hotels Corporation and subsidiaries (the Company) elected to change the presentation in its consolidated financial statements to include the operating results and working capital of properties operated under long-term management agreements. These agreements effectively convey to the Company the right to use the properties in exchange for payments to the property owners, which are based primarily on the properties profitability. All periods presented reflect this change in presentation which the Company believes is preferable. The consolidated financial statements include the following amounts related to managed hotels: current assets and current liabilities of $344 million and $383 million in 1996 and 1995, respectively, including cash and equivalents of $115 million and $95 million, respectively; revenue of $2.2 billion, $2.0 billion and $1.9 billion in 1996, 1995 and 1994, respectively; and operating expenses, including remittances to owners, of $2.0 billion, $1.9 billion and $1.8 billion in 1996, 1995 and 1994, respectively.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS
     The Company is primarily engaged in the ownership, management and franchising of hotels, resorts and vacation ownership properties and the ownership and management of casinos and hotel casino properties. The Company operates in select markets throughout the world, predominately in the United States. Revenue and income are derived from two business segments: hotel operations and gaming operations.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority owned and controlled subsidiaries. The Company also consolidates the operating results and working capital of affiliates operated under long-term management agreements, including such affiliates in which the Company has investments of 50% or less. All material intercompany transactions are eliminated and net earnings are reduced by the portion of the earnings of affiliates applicable to other ownership interests. There are no significant restrictions on the transfer of funds from the Company's wholly owned subsidiaries to Hilton Hotels Corporation.

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

     CASINO REVENUE AND PROMOTIONAL ALLOWANCES
     Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements and the notes thereto exclude the retail value of rooms, food and beverage provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances is as follows:

     (in millions)                                 1996      1995        1994
     --------------------------------------------------------------------------
     Rooms                                          $14        11          11
     Food and beverage                               40        37          35
                                                   ----------------------------
     Total cost of promotional allowances           $54        48          46
                                                   ---------------------------
                                                   ---------------------------
       The cost of promotional allowances has been allocated to expense as follows:

     (in millions)                                 1996      1995        1994
     -------------------------------------------------------------------------
     Casino                                         $46        39          37
     Other costs and expenses                         8         9           9

     HILTON HOTELS CORPORATION

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                           (CONTINUED)

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

     GOODWILL
     The excess of purchase price over net assets of businesses acquired (goodwill) is amortized using the straight-line method over 40 years. The Company periodically evaluates the carrying value of goodwill and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors.

     PRE-OPENING COSTS
     Costs associated with the opening of new properties or major additions to properties placed in service through December 31, 1994 were deferred and charged to income over a three year period after the opening date. For projects placed in service after December 31, 1994, pre-opening costs are deferred and amortized over the shorter of the period benefited or one year.

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

     EARNINGS PER SHARE
     Earnings per share is based on the weighted average number of common shares outstanding plus the common share equivalents which arise from the assumed exercise of stock options and convertible securities considered to be common stock equivalents. In September 1996, the stockholders of the Company approved a four-for-one stock split. All references in the financial statements to number of shares, per share amounts, dividends paid and stock option data have been restated to reflect the stock split.

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

     RECLASSIFICATIONS
     The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1996. These classifications have no effect on net income.

                                                              1996 Annual Report


ACQUISITIONS
     Effective December 18, 1996, the Company completed the merger of Bally Entertainment Corporation (Bally) with and into the Company pursuant to an agreement dated June 6, 1996. Aggregate consideration consisted of approximately 53 million shares of the Company's common stock and approximately 15 million shares of the Company's newly authorized Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock (PRIDES) for a combined equity value of $1.9 billion and assumption of Bally and Bally subsidiary debt totaling $1.2 billion.
          The acquisition has been accounted for using the purchase method of accounting, and accordingly, the acquisition cost of $3.1 billion has been allocated to the assets acquired and liabilities assumed based on estimates of their fair value. A total of $1.3 billion, representing the excess of acquisition cost over the fair value of Bally's tangible net assets, has been allocated to goodwill and is being amortized over 40 years.
          The Company's consolidated results of operations have incorporated Bally's activity from the effective date of the merger. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the respective periods. This pro forma information does not purport to be indicative of future results or what would have occurred had the acquisition been made as of those dates.

     (in millions, except per share amounts) (unaudited)     1996        1995
     -------------------------------------------------------------------------
     Revenue                                               $5,041       4,565
     Operating income                                         525         550
     Income before extraordinary item                         243         278
     Net income                                               169         278
     Income before extraordinary item per share               .93        1.07
     Net income per share                                     .64        1.07


          During the 1996 fourth quarter, the Company acquired the majority of The Prudential Insurance Company of America's (Prudential) ownership interests in the Chicago Hilton & Towers, San Francisco Hilton & Towers, Washington Hilton & Towers, New York Hilton & Towers, Rye Town Hilton and Capital Hilton hotels for a combined cost of approximately $430 million. The purchase price has been allocated to the assets acquired and liabilities assumed using the purchase method of accounting. The pro forma impact on operations was not significant.

EXTRAORDINARY ITEM
     In December 1996, the Company completed cash tender offers and consent solicitations for substantially all of the outstanding notes of certain wholly owned subsidiaries including the 9 1/4% Bally's Park Place Funding, Inc. First Mortgage Notes due 2004; 10 5/8% GNF, Corp. First Mortgage Notes due 2003 and Bally's Casino Holdings, Inc. Senior Discount Notes. The remaining untendered notes were defeased. The Company also purchased 99.1% of the outstanding 10 3/8% First Mortgage Notes due 2003 of Bally's Grand, Inc., an approximately 84% owned subsidiary. Cash consideration for the repurchase and defeasance, including premiums, totaled $1.2 billion, which resulted in an after tax extraordinary loss of $74 million, net of a tax benefit of $52 million.

HILTON HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        (CONTINUED)

ACCOUNTS RECEIVABLE
     Accounts receivable at December 31, 1996 and 1995 are as follows:

     (in millions)                                           1996        1995
     -------------------------------------------------------------------------
     Hotel accounts receivable                               $364         284
       Less allowance for doubtful accounts                    10          12
                                                             ----------------
                                                              354         272
                                                             ----------------
     Casino accounts receivable                               106          94
       Less allowance for doubtful accounts                    30          18
                                                             ----------------
                                                               76          76
                                                             ----------------
     Total                                                   $430         348
                                                             ----------------

          The allowance provided for estimated uncollectible casino receivables, net of recoveries, is included in casino expenses in the amount of $25 million, $19 million and $13 million in 1996, 1995 and 1994, respectively.

INVENTORIES
     Included in other current assets at December 31, 1996 and 1995 are inventories of $82 million and $98 million, respectively, determined on a first-in, first-out basis.

INVESTMENTS

     The composition of the Company's total equity investments at December 31, 1996 and 1995 is as follows:

     (in millions)                                           1996        1995
      ------------------------------------------------------------------------
     Equity Investments
       Hotels (7 in 1996, 14 in 1995)                         $78         307
       Hotel casinos (5 in 1996 and 1995) and riverboat
         casino                                               101          97
       Other                                                   25          15
                                                             ----------------
                                                              204         419
       Notes receivable                                        73         157
                                                             ----------------
       Total                                                 $277         576
                                                             ----------------
                                                             ----------------

     The changes in the Company's equity investments are as follows:

     (in millions)                                           1996        1995
     ------------------------------------------------------------------------
     Investments, January 1                                  $419         428
     Earnings                                                  62          37
     Distributions received                                   (95)        (67)
     Additional investments                                    11          22
     Purchase of outside interests                           (200)         --
     Other, net                                                 7          (1)
                                                             ----------------
     Investments, December 31                                $204         419
                                                             ----------------
                                                             ----------------

                                                              1996 ANNUAL REPORT

     Summarized balance sheet information of equity investments at December 31, 1996 and 1995 is as follows:

     (in millions)                                           1996        1995
     -------------------------------------------------------------------------
     Current assets                                          $274         347
     Property and other assets, net                         1,359       1,863
     Current liabilities                                      330         363
     Long-term debt and other                                 529         592
     Equity                                                   774       1,255

          The Company's proportionate share of capital expenditures and depreciation expense of equity investments were $60 million and $42 million, respectively, in 1996, $61 million and $40 million, respectively, in 1995 and $61 million and $39 million, respectively, in 1994.
           Summarized results of operations of equity investments for the years ended December 31 are as follows:

     (in millions)                                 1996      1995        1994
     --------------------------------------------------------------------------
     Revenue                                     $1,388     1,321       1,217
     Expenses                                     1,181     1,184       1,075
     Net income                                     178       117         112

PROPERTY AND EQUIPMENT
     Property and equipment at December 31, 1996 and 1995 are as follows:

     (in millions)                                           1996        1995
     ------------------------------------------------------------------------
     Land                                                    $712         158
     Buildings and leasehold improvements                   3,823       1,718
     Riverboats                                               128          32
     Furniture and equipment                                  891         517
     Property held for sale or development                     40          37
     Construction in progress                                 106          28
                                                          -------------------
                                                            5,700       2,490
     Less accumulated depreciation                          1,002         794
                                                          -------------------
     Total                                                 $4,698       1,696
                                                          -------------------
                                                          -------------------

CURRENT LIABILITIES
     Current liabilities at December 31, 1996 and 1995 are as follows:

     (in millions)                                           1996        1995
     ------------------------------------------------------------------------
     Accounts payable and accrued expenses                   $894         688
     Current maturities of long-term debt                     101         217
     Income taxes payable                                       3          12
                                                          -------------------
     Total                                                   $998         917
                                                          -------------------
                                                          -------------------

HILTON HOTELS CORPORATION

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                           (CONTINUED)

LONG-TERM DEBT
     Long-term debt at December 31, 1996 and 1995 is as follows:

     (in millions)                                                               1996           1995
     ------------------------------------------------------------------------------------------------
     Industrial development revenue bonds at adjustable rates, due 2015       $    82             82
     Senior notes, with an average rate of 7.70%, due 1997 to 2002                422            637
     Mortgage notes, 6.30% to 10.40%, due 1997 to 2011                            133            104
     5% Convertible subordinated notes due 2006                                   491             --
     10% Convertible subordinated notes due 2006                                   70             --
     Commercial paper                                                           1,423            406
     Revolving loans, with an average rate of 5.73% at December 31, 1996           75             51
     Other                                                                         11              7
                                                                              ----------------------
                                                                                2,707          1,287
     Less current maturities                                                      101            217
                                                                              ----------------------
     Net long-term debt                                                        $2,606          1,070
                                                                              ----------------------
                                                                              ----------------------

          Interest paid, net of amounts capitalized, was $88 million, $95 million and $88 million in 1996, 1995 and 1994, respectively. Capitalized interest amounted to $6 million, $3 million and $7 million, respectively.

          Debt maturities during the next five years are as follows:

     (in millions)
     ---------------------------------------------------------------------
     1997                                                             $101
     1998                                                              150
     1999                                                               68
     2000                                                               11
     2001                                                            1,500

          During 1996 and 1995 the Company issued and renewed commercial paper for varying periods with interest at market rates. The Company had $1.4 billion and $406 million in commercial paper outstanding at December 31, 1996 and 1995, respectively. In 1996 and 1995 average amounts of commercial paper outstanding were $260 million and $288 million, respectively, with the largest amounts outstanding at any one time being $1.4 billion and $418 million, respectively. Weighted average interest rates were 5.57% and 5.98%, respectively.
          The Company has entered into a long-term revolving credit facility with an aggregate commitment at December 31, 1996 of $1.75 billion, which expires in 2001. A commitment fee of .085% per annum is paid on the unused portion of the commitments. At December 31, 1996, $1.4 billion of the aggregate commitment supported the issuance of commercial paper and $75 million was outstanding, leaving approximately $243 million of the revolving bank debt facility available to the Company at such date.
          The Company has an effective shelf registration with the Securities and Exchange Commission for up to $1 billion in debt or equity securities. The terms and conditions of these securities will be determined by market conditions at the time of issuance.
          In February 1997, the Company redeemed its 6% convertible subordinated notes due 1998 and its 10% convertible subordinated notes due 2006. These notes had an outstanding principal amount of $1 million and $70 million, respectively, at December 31, 1996.
          Provisions under various loan agreements require the Company to comply with certain financial covenants which include maintaining a minimum consolidated tangible net worth and limiting the amount of outstanding indebtedness.

                                                              1996 ANNUAL REPORT

FINANCIAL INSTRUMENTS

     CASH EQUIVALENTS, TEMPORARY INVESTMENTS AND LONG-TERM MARKETABLE SECURITIES The fair value of cash equivalents, temporary investments and long-term marketable securities is estimated based on the quoted market price of the investments.

     OTHER FINANCIAL INSTRUMENTS
     At December 31, 1996 the Company was party to one interest rate swap agreement which was not significant. No foreign currency exchange contracts were outstanding at December 31, 1996 and were not significant at December 31, 1995.

     LONG-TERM DEBT
     The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

     The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:


                                                                                       1996                           1995
                                                                           -------------------------------------------------------

                                                                             Carrying           Fair       Carrying           Fair
     (in millions)                                                            Amount           Value         Amount          Value
     -----------------------------------------------------------------------------------------------------------------------------
     Cash and equivalents and temporary investments                          $    438            438            534           534
     Long-term debt (including current maturities)                              2,707          2,738          1,287         1,318

INCOME TAXES
     The provisions for income taxes for the years ended December 31 are as follows:


     (in millions)                                                                              1996          1995           1994
      ----------------------------------------------------------------------------------------------------------------------------
     Current
        Federal                                                                                 $108             81            84
        State, foreign and local                                                                  22             20            19
                                                                                              ------------------------------------
                                                                                                 130            101           103
     Deferred                                                                                    (24)             1           (18)
                                                                                              ------------------------------------
     Total                                                                                      $106            102            85
                                                                                              ------------------------------------
                                                                                              ------------------------------------


     The components of deferred income tax expense for the years ended December 31 are as follows:



     (in millions)                                                                              1996           1995           1994
     ------------------------------------------------------------------------------------------------------------------------------
     Equity investments                                                                          $(3)            12            (9)
     Bad debt reserves                                                                             2             --            (3)
     Self-insurance reserves                                                                       4              5             1
     Benefit plans                                                                                (7)            (6)           (4)
     Net operating losses                                                                        (15)            --            --
     Other, net                                                                                   (5)           (10)           (3)
                                                                                               ------------------------------------
     Total                                                                                      $(24)             1           (18)
                                                                                               -----------------------------------
                                                                                               ------------------------------------

During 1996, 1995 and 1994 the Company paid income taxes of $83 million, $95 million and $104 million, respectively.

HILTON HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (CONTINUED)

          The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1996 and 1995 are as follows:

     (in millions)                                          1996         1995
     -------------------------------------------------------------------------
     Deferred tax assets
       Accrued expenses                                       $47          13
       Bad debt reserves                                       17          13
       Self-insurance reserves                                 21          20
       Benefit plans                                           22          10
       Net operating losses                                    29          --
       AMT credits                                             12          --
       Other asset reserves                                    19           6
       Foreign tax credit carryovers (expire beginning
        in 2000)                                                5           6
       Other                                                   64          26
                                                          -------------------
                                                              236          94
     Valuation allowance                                       (9)         (6)
                                                          -------------------
                                                              227          88
                                                          -------------------
     Deferred tax liabilities
       Fixed assets, primarily depreciation                  (663)        (98)
       Equity investments                                     (65)        (69)
       Other                                                  (37)        (21)
                                                          -------------------
                                                             (765)       (188)
                                                          -------------------
     Net deferred tax liability                             $(538)       (100)
                                                          -------------------
                                                          -------------------


     Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:


                                                                       1996      1995      1994
    ---------------------------------------------------------------------------------------------
     Federal income tax rate                                          35.0%      35.0      35.0
     Increase (reduction) in taxes:
       State and local income taxes, net of Federal
       tax benefits                                                     2.7       3.1       3.3
       Foreign taxes, net                                                .6       (.9)       .8
       Benefit of dividend and municipal bond income                    (.2)      (.3)      (.3)
       Other                                                            1.6       (.5)      1.9
                                                                    -----------------------------
     Effective tax rate                                               39.7%      36.4      40.7
                                                                    -----------------------------
                                                                    -----------------------------

CAPITAL STOCK
     Four hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 251 million and 196 million were issued at December 31, 1996 and 1995, respectively, including treasury shares of 2 million and 3 million in 1996 and 1995, respectively. Authorized preferred stock includes 25 million shares of preferred stock with a par value of $1.00 per share. At December 31, 1996, 15 million shares of 8% PRIDES convertible preferred stock were issued and outstanding; no preferred shares were issued or outstanding in 1995.

          Generally, holders of PRIDES have the right to vote upon matters coming before any meeting of the holders of common stock on the basis of 4/5 of a vote for each share of PRIDES held. On October 3, 1999, each share of PRIDES mandatorily converts into 1.12 shares of common stock and the right to receive an amount in cash equal to any accrued and unpaid dividends theron. At any time prior to October 3, 1999, unless previously redeemed, each share of PRIDES is convertible at the option of the holder into .92 of a share of common stock. The shares of PRIDES are not redeemable by the Company prior to October 3, 1998.

                                                              1996 ANNUAL REPORT

          The Company has a Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until July 25, 1998 unless they are terminated, exercised or redeemed.
          The Company applies APB Opinion 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

     (in millions, except per share amounts)                 1996        1995
     -------------------------------------------------------------------------
     Net income
       As reported                                            $82         173
       Pro forma                                               75         172
     Net income per share
       As reported                                            .41         .89
       Pro forma                                              .38         .89

          At December 31, 1996, 17 million shares of common stock were reserved for the exercise of options under the Company's 1990 and 1996 Stock Incentive Plans. Options may be granted to salaried officers and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The 1990 and 1996 Stock Incentive Plans also permit the granting of Stock Appreciation Rights
     (SARS). No SARS have been granted as of December 31, 1996.
          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of one percent for both years; expected volatility of 27 and 18 percent; risk-free interest rates of 6.33 and 7.58 percent and expected lives of 6.35 years for both years.
          A summary of the status of the Company's stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:


                                                Options       Weighted
                                            Price Range        Average               Options         Available
                                             (Per Share)         Price           Outstanding         for Grant
     ----------------------------------------------------------------------------------------------------------
     Balance at December 31, 1993         $7.09 - 13.30          $9.86           5,409,704           1,759,108
          Authorized                                                                    --           2,000,000
          Granted                         13.80 - 17.41          17.03           3,013,200          (3,013,200)
          Exercised                        7.09 - 13.30           8.59          (1,079,240)                 --
          Cancelled                        7.41   17.41          13.93            (259,404)            237,896
                                        -----------------------------------------------------------------------
     Balance at December 31, 1994          7.09 - 17.41          12.96           7,084,260             983,804
          Granted                         16.47 - 19.11          16.58             916,200            (916,200)
          Exercised                        7.09 - 17.41          10.01            (889,820)                 --
          Cancelled                        9.53   17.41          16.43            (284,900)            278,900
                                        -----------------------------------------------------------------------
     Balance at December 31, 1995          7.36 - 19.11          13.68           6,825,740             346,504
          Authorized                                                                    --          12,000,000
          Granted                         18.67 - 29.38          20.87           9,777,900          (9,777,900)
          Exercised                        7.36 - 19.11          11.13          (2,135,426)                 --
          Cancelled                        7.41   26.95          17.33            (668,758)            653,158
                                        -----------------------------------------------------------------------
     Balance at December 31, 1996         $7.36   29.38         $18.99          13,799,456           3,221,762
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             (continued)

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                          Options Outstanding                                  Options Exercisable
                        -----------------------------------------------------       -------------------------------
                              Number     Weighted Average                                Number
     Range of           Outstanding            Remaining     Weighted Average       Exercisable    Weighted Average
     Exercise Price     at 12/31/96     Contractual Life      Exercise Price        at 12/31/96     Exercise Price
     --------------------------------------------------------------------------------------------------------------
     $7.36 - 17.41        4,134,756                6.21              $14.69          2,554,656            $13.32
     18.67 - 18.67        6,000,000                4.08               18.67                 --                --
     23.02 - 29.38        3,664,700                8.57               24.38            600,000             26.56
     -------------------------------------------------------------------------------------------------------------
     $7.36 - 29.38       13,799,456                5.91              $18.99          3,154,656            $15.84
     -------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------


          Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan by which the Company is authorized to issue up to two million shares of common stock to its full-time employees. Under the terms of the plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.
          Under provisions of Nevada, New Jersey and other gaming laws, and the Company's certificate of incorporation, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental authorities. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

EMPLOYEE BENEFIT PLANS
     The Company has a noncontributory retirement plan (Basic Plan) covering substantially all regular full-time, nonunion employees. The Company also has plans covering qualifying employees and non-officer directors (Supplemental Plans). Benefits for all plans are based upon years of service and compensation, as defined.
          The Company's funding policy is to contribute not less than the minimum amount required under Federal law but not more than the maximum deductible for Federal income tax purposes. After December 31, 1996, employees will not accrue additional benefits for future service under either the Basic or Supplemental Plans. Plan assets will be used to pay benefits due employees for service through that date.
          The following sets forth the funded status for the Basic Plan as of December 31, 1996 and 1995:

    (in millions)                                                                                              1996            1995
     -----------------------------------------------------------------------------------------------------------------------------
     Actuarial present value of benefit obligation:
       Accumulated benefit obligation, including vested benefits of $(194) and $(163), respectively           $(214)        (183)
                                                                                                          ----------------------
                                                                                                          ----------------------
       Projected benefit obligation for service rendered to date                                              $(214)        (233)
       Plan assets at fair value, primarily listed securities and temporary investments                         199          178
                                                                                                          ----------------------
       Projected benefit obligation in excess of plan assets                                                    (15)         (55)
       Unrecognized net loss from changes in assumptions                                                         --           46
       Unrecognized net asset as of January 1, 1986                                                              --           (7)
                                                                                                          ----------------------
     Accrued pension cost                                                                                      $(15)         (16)
                                                                                                          ----------------------
                                                                                                          ----------------------
     Pension cost includes the following components:
       Service cost                                                                                             $12            9
       Interest cost on projected benefit obligation                                                             17           15
       Actual return on assets                                                                                  (31)         (33)
       Net amortization                                                                                           1           19
                                                                                                          ----------------------
     Net periodic cost before allocation                                                                         (1)          10
       Cost allocated to managed properties                                                                       2            1
                                                                                                          ----------------------
     Net periodic pension cost                                                                                  $(3)           9
                                                                                                          -----------------------

          Included in plan assets at fair value are equity securities of the Company of $36 million and $19 million at December 31, 1996 and 1995, respectively.

     The following sets forth the funded status for the Supplemental Plans as of December 31, 1996 and 1995:



     (in millions)                                                                                             1996         1995
     -----------------------------------------------------------------------------------------------------------------------------
     Actuarial present value of benefit obligation:
       Accumulated benefit obligation, including vested benefits
          of $(20) and $(19), respectively                                                                     $(20)         (19)
                                                                                                          ----------------------
                                                                                                          ----------------------
       Projected benefit obligation for service rendered to date                                               $(20)         (28)
       Plan assets at fair value                                                                                 14           14
                                                                                                          ----------------------
       Projected benefit obligation in excess of plan assets                                                     (6)         (14)
       Unrecognized net loss from changes in assumptions                                                         --           11
       Unrecognized obligation as of January 1, 1986                                                             --            1
                                                                                                          ----------------------
     Accrued pension cost                                                                                       $(6)          (2)
                                                                                                          ----------------------
                                                                                                          ----------------------
     Pension cost includes the following components:
       Service cost                                                                                              $1            1
       Interest cost on projected benefit obligation                                                              2            1
       Actual return on assets                                                                                   (1)          (1)
       Net amortization                                                                                           2            5
                                                                                                          ----------------------
     Net periodic pension cost                                                                                   $4            6
                                                                                                          ----------------------
                                                                                                          ----------------------

          The discount rate used in determining the actuarial present values of the projected benefit obligations was seven percent in 1996 and 1995, with the rate of increase in future compensation projected at five percent in 1996 and 1995. The expected long-term rate of return on assets is nine percent.
          A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $12 million, $10 million and $9 million in 1996, 1995 and 1994, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.
          The Company also has employee saving plans whereby the Company contributes certain percentages of employee contributions. The cost of the plans is not significant.

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                       (CONTINUED)

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The Company provides life insurance benefits to certain retired employees. Under terms of the plans covering such life insurance benefits, the Company reserves the right to change, modify or discontinue these benefits. The Company generally does not provide postretirement health care benefits to its employees. The cost of these benefits is not significant.

SEGMENTS OF BUSINESS
     Financial data of the Company's business segments for the years ended December 31 are as follows:


     (in millions)                                                               1996           1995           1994
     ---------------------------------------------------------------------------------------------------------------
     Depreciation and amortization(1)
          Hotels                                                                  $63             57             56
          Gaming                                                                  111             78             72
          Corporate                                                                 4              7              5
                                                                               ------------------------------------
     Total                                                                       $178            142            133
                                                                               ------------------------------------
                                                                               ------------------------------------
     Capital expenditures(1)
          Hotels                                                                  $46             54             61
          Gaming                                                                  190            124            202
          Corporate                                                                 6              8              2
                                                                               ------------------------------------
     Total                                                                       $242            186            265
                                                                               ------------------------------------
                                                                               ------------------------------------
     Assets
          Hotels                                                               $1,918          1,571          1,571
          Gaming                                                                5,299          1,380          1,207
          Corporate                                                               360            492            483
                                                                               ------------------------------------
     Total                                                                     $7,577          3,443          3,261
                                                                               ------------------------------------
                                                                               ------------------------------------



(1)  Excludes proportionate share of equity investments.

 Supplemental hotels segment operating data for the years ended December 31 are as follows:


     (in millions)                                                              1996             1995          1994
     --------------------------------------------------------------------------------------------------------------
     Revenue
          Rooms                                                                $1,473          1,324          1,230
          Food and beverage                                                       661            612            584
          Franchise fees                                                           43             39             37
          Other products and services                                             340            290            261
                                                                              --------------------------------------
                                                                                2,517          2,265          2,112
                                                                              --------------------------------------
     Expenses
          Rooms                                                                   420            401            383
          Food and beverage                                                       507            475            468
          Other expenses, including remittances to owners                       1,318          1,181          1,113
                                                                              --------------------------------------
                                                                                2,245          2,057          1,964
                                                                              --------------------------------------
     Hotels operating income                                                     $272            208            148
                                                                              --------------------------------------
                                                                              --------------------------------------


Supplemental gaming segment operating data for the years ended December 31 are as follows:


     (in millions)                                                               1996           1995           1994
     --------------------------------------------------------------------------------------------------------------
     Revenue
          Rooms                                                                  $261            238            215
          Food and beverage                                                       196            170            154
          Casino                                                                  857            791            729
          Other products and services                                             109             91             91
                                                                              --------------------------------------
                                                                                1,423          1,290          1,189
                                                                              --------------------------------------
     Expenses
          Rooms                                                                    88             83             79
          Food and beverage                                                       167            150            133
          Casino                                                                  466            400            344
          Other expenses, including remittances to owners                         593            478            467
                                                                              --------------------------------------
                                                                                1,314          1,111          1,023
                                                                              --------------------------------------
     Gaming operating income                                                     $109            179            166
                                                                              --------------------------------------
                                                                              --------------------------------------

HILTON HOTELS CORPORATION                                     1996 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         (CONTINUED)

LEASES
     The Company operates seven properties under noncancelable operating leases, all of which are for land only, having remaining terms up to 37 years. Upon expiration of four of the leases, the Company has renewal options of 25, 30, 30 and 40 years. Six leases require the payment of additional rentals based on varying percentages of revenue or income. Minimum lease commitments under noncancelable operating leases approximate $10 million annually through 2001 with an aggregate commitment of $146 million through 2033.


COMMITMENTS AND CONTINGENT LIABILITIES
     At December 31, 1996 the Company had contractual commitments at its wholly owned or leased properties for major expansion and rehabilitation projects of approximately $200 million. Additionally, the Company is committed, under certain conditions, to invest or loan up to $50 million to entities developing hotel and gaming properties.
          Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.
          In January 1997, the Company commenced an offer to acquire ITT Corporation (ITT) in a combination cash and stock transaction. The Company offered a price of $55 for each ITT share, for a consideration of approximately $6.5 billion. The total transaction, including assumption of ITT's outstanding debt, would be valued at approximately $10.5 billion. The Company's offer consists of a cash tender offer of $55 per share for a majority of the outstanding ITT shares, to be followed by a merger whereby ITT shareholders would receive shares of the Company's common stock with a value of $55 in exchange for each remaining ITT share, subject to appropriate collar provisions. The Company plans to fund the ITT tender offer from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that the Company will seek to obtain from commercial banks and/or issuance of public debt. The Company has reached a preliminary understanding with HFS Incorporated (HFS) under which HFS would license, on a long-term worldwide basis, the Sheraton trademark, franchise systems and management agreements. The acquisition is subject to regulatory approvals and other conditions, and therefore there can be no assurance that the Company will be successful in acquiring ITT, or if successful, what effect such acquisition will have on the Company's financial condition or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HILTON HOTELS CORPORATION:
     We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



      /s/ Arthur Andersen LLP
     Arthur Andersen LLP
     Los Angeles, California
     February 14, 1997
                                       51

HILTON HOTELS CORPORATION                                     1996 ANNUAL REPORT

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

QUARTERLY FINANCIAL DATA



                                                                                            Income
     (in millions, except per                                                               Before                 Net
     share amounts, stock           Occupancy(1)                               Operating    Income       Net      Income
     prices and percentages)     Hotels     Gaming     Revenue     EBITDA(2)     Income     Taxes      Income     Per Share(3)
     ---------------------------------------------------------------------------------------------------------------------------
     1996
     1st Quarter                      72%      89       $957            127           79          62        37          .19
     2nd Quarter                      77       91      1,004            158          113         100        59          .30
     3rd Quarter                      77       89        943            148          101          92        54          .28
     4th Quarter                      72       84      1,036            144           36          13       (68)        (.33)
                                  ----------------------------------------------------------------------------------------------
     Year                             74%      88     $3,940            577          329         267        82          .41
                                  ----------------------------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------------------------
     1995
     1st Quarter                      70%      84       $854            120           75          55        32          .17
     2nd Quarter                      75       88        891            151          105          87        53          .27
     3rd Quarter                      76       87        788             97           53          33        25          .13
     4th Quarter                      71       87      1,022            175          122         105        63          .32
                                 -----------------------------------------------------------------------------------------------
     Year                             73%      86     $3,555            543          355         280       173          .89
                                  ----------------------------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------------------------



     (in millions, except per
     share amounts, stock           Dividends       High/Low
     prices and percentages)        Per Share     Stock Price
     ---------------------------------------------------------
     1996
     1st Quarter                        .075      24.94/15.28
     2nd Quarter                        .075      30.50/23.50
     3rd Quarter                        .075      28.63/23.34
     4th Quarter                         .08      31.75/25.63
                                -------------------------------
     Year                               .305      31.75/15.28
                                -------------------------------
                                -------------------------------
     1995
     1st Quarter                        .075      19.47/16.03
     2nd Quarter                        .075      19.94/16.41
     3rd Quarter                        .075      18.53/15.09
     4th Quarter                        .075      17.19/15.16
                                -------------------------------
     Year                                .30      19.94/15.09
                                -------------------------------
                                -------------------------------


     As of December 31, 1996 there were approximately 16,200 stockholders of record.


EBITDA(2)

     (in millions)                                   Year ended December 31, 1996          1995           1994
     ----------------------------------------------------------------------------------------------------------
     EBITDA
          Hotels                                                             $392           301            240
          Gaming                                                              233           267            244
          Corporate expense                                                   (48)          (25)           (23)
                                                                           ------------------------------------
          Total EBITDA                                                       $577           543            461
                                                                           ------------------------------------
                                                                           ------------------------------------
     Reconciliation to income before extraordinary item
          EBITDA                                                             $577           543            461
          Interest and dividend income                                         38            35             22
          Interest expense                                                    (88)          (93)           (87)
          Interest expense, net, from equity investments                      (12)          (17)           (12)
          Depreciation and amortization(4)                                   (225)         (188)          (175)
          Non-cash charges                                                    (23)           --             --
          Provisions for income taxes                                        (106)         (102)           (85)
          Minority interest, net                                               (5)           (5)            (2)
                                                                           ------------------------------------
          Income before extraordinary item                                   $156           173            122
                                                                           ------------------------------------
                                                                           ------------------------------------


(1)  Properties owned or managed.
(2) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash charges.
(3) The sum of the net income per share for the four quarters in 1996 differs from the annual net income per share due to the required method of computing weighted average number of shares in the respective periods.
(4)  Includes proportionate share of equity investments.

FIVE YEAR SUMMARY


     (dollars in millions, except per share and          Pro forma
     average rate amounts)                                1996(1)      1996         1995         1994          1993         1992
     ---------------------------------------------------------------------------------------------------------------------------
Operating Data for Years Ended December 31,
     Revenue
     Hotels                                                $2,517      2,517        2,265        2,112         1,844       1,720
     Gaming                                                 2,524      1,423        1,290        1,189         1,057         930
                                                         ------------------------------------------------------------------------
     Total                                                 $5,041      3,940        3,555        3,301         2,901       2,650
                                                        -------------------------------------------------------------------------
                                                        -------------------------------------------------------------------------

     EBITDA(2)
     Hotels                                                  $392        392          301          240           199         177
     Gaming                                                   528        233          267          244           234         213
     Corporate expense                                        (48)       (48)         (25)         (23)          (22)        (20)
                                                        ------------------------------------------------------------------------
     Total                                                   $872        577          543          461           411         370
                                                        ------------------------------------------------------------------------
                                                        ------------------------------------------------------------------------
Earnings per share
     Income before cumulative effect of
          accounting changes and extraordinary item          $.93        .79          .89          .63           .53         .54
     Cumulative effect of accounting changes, net              --         --           --           --           .02          --
     Extraordinary loss, net                                 (.29)      (.38)          --           --            --          --
                                                        ------------------------------------------------------------------------
     Net income                                              $.64        .41          .89          .63           .55         .54
                                                        ------------------------------------------------------------------------
                                                        ------------------------------------------------------------------------

General Information
     Occupancy(3)
     Hotels                                                               74%          73           70            67          66
     Gaming                                                               88%          86           87            86          85

     Average Rates(3)
     Hotels                                                             $135          127          120           113         112
     Gaming                                                              $73           69           64            62          60

     Casino square footage                                           937,000      626,000      526,000       435,000     432,000

     Number of Properties at Year End
     Owned or partially owned hotels                                      31           33           33            33          31
     Managed hotels                                                       28           24           24            26          25
     Franchised hotels                                                   172          162          161           171         180
     Owned, partially owned and managed
          casinos and hotel casinos                                       12            9            8             7           7
     Wholly or partially owned riverboats                                  4            1            1            --          --
                                                        ------------------------------------------------------------------------
          Total                                                          247          229          227           237         243
                                                        ------------------------------------------------------------------------
                                                        ------------------------------------------------------------------------

     Available Rooms at Year End
     Owned or partially owned hotels                                  23,092       24,098       24,098        24,151      22,711
     Managed hotels                                                   16,776       15,096       15,686        15,940      14,908
     Franchised hotels                                                43,694       41,687       40,436        42,816      45,002
     Wholly or partially owned hotel casinos                          17,612       12,782       12,080        12,045      12,557
                                                        ------------------------------------------------------------------------
          Total                                                      101,174       93,663       92,300        94,952      95,178
                                                        ------------------------------------------------------------------------
                                                        ------------------------------------------------------------------------

(1) Prepared assuming the Bally merger had taken place as of January 1, 1996. This pro forma information does not purport to be indicative of future results or what would have occurred had the acquisition been made as of that date.
(2) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash charges.
(3)  Includes properties owned or managed.

                                       53