Form 10-K, Exhibit 13
period 1997-12-31
HILTON HOTELS CORP
filed 1998-03-27
CIK 47580

HILTON HOTELS CORPORATION



                                                          1997 FINANCIAL REVIEW



26 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

36   CONSOLIDATED STATEMENTS OF INCOME

37   CONSOLIDATED BALANCE SHEETS

38   CONSOLIDATED STATEMENTS OF CASH FLOW

39   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

40   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

53   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

54   SUPPLEMENTARY FINANCIAL INFORMATION

55   FIVE YEAR SUMMARY

                           HILTON HOTELS CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



STRATEGIC AND FINANCIAL OBJECTIVES

Management's primary objective is to maximize shareholder value. Management will continue to pursue this objective through the execution of the following strategies -- make efficient use of the Company's strong balance sheet and favorable capital markets, grow the hotel business by buying and owning full-service hotels in major market locations, expand the Company's gaming operations through acquisition and new development, leverage the Hilton brand name worldwide and maximize operating efficiencies. Management believes that these strategies have resulted, and will continue to result, in strong cash flow growth and enhanced shareholder value.

FINANCIAL CONDITION


LIQUIDITY



(IN MILLIONS)                                                 1997        1996       1995
--------------------------------------------------------------------     -------    -------
EBITDA(1)
Hotels                                                      $  548         392        301
Gaming                                                         539         233        267
Corporate expense, net                                         (78)        (48)       (25)
                                                            --------     -------    -------
Total                                                       $1,009         577        543
                                                            --------     -------    -------
                                                            --------     -------    -------

Net cash provided by operating activities                   $  598         438        380
Net cash used in investing activities                         (625)       (530)      (127)
Net cash (used in) provided by financing activities            (31)         47        (49)
Capital expenditures                                           531         242        186
Additional investments                                         154         104         97


(1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items. EBITDA is presented supplementally because management believes it allows for a more complete analysis of results of operations. This information should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income or cash provided by or used in operating, investing and financing activities) nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

EBITDA increased $432 million or 75 percent compared to the prior year. The increase was primarily attributable to the favorable supply-demand environment which has led to higher room rates at the Company's owned and partially owned full-service hotels, the 1996 acquisition of Bally Entertainment Corporation (Bally) and the 1996 acquisition of the majority of The Prudential Insurance Company of America's (Prudential) interest in six full-service hotels.

ACQUISITIONS AND CAPITAL SPENDING
Expenditures required to complete acquisitions and capital spending programs in 1998 will be financed through available cash flows and general corporate borrowings. The Company seeks to expand its gaming and hotel segments while maintaining diversity in its operations and a balance of cash flows generated by each segment.

GAMING
Growth in the gaming segment occurs primarily through acquisition and new development. In December 1996, the Company consummated its acquisition of Bally through the merger of Bally with and into the Company (Bally Merger). Aggregate consideration consisted of approximately 53 million shares of the Company's common stock and approximately 15 million shares of the Company's Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock (PRIDES), for a combined equity value of $1.9 billion and assumption of Bally subsidiary debt totaling $1.2 billion.

                          HILTON HOTELS CORPORATION

Construction has been completed on the 43% owned Conrad International Punta del Este Resort and Casino in Punta del Este, Uruguay. This $200 million project includes a 38,000 square foot casino, which opened in January 1997, and a 300-room luxury hotel which opened in stages over the latter half of 1997. As of December 31, 1997, the Company had provided $97 million in debt financing for this project.

In April 1997, the Company began construction on the $760 million, 2,900-room Paris Casino-Resort which will feature an 85,000 square foot casino, thirteen restaurants, 130,000 square feet of convention space and a retail shopping complex with a French influence. In addition to a 50-story replica of the Eiffel Tower, the resort will also feature replications of some of the French city's most recognized landmarks including the Arc de Triomphe, the Paris Opera House, The Louvre and rue de la Paix. This project, which is adjacent to Bally's Las Vegas, is expected to be completed in the 1999 third quarter.

In June 1997, Bally's Grand Inc., a majority owned subsidiary of the Company which owns Bally's Las Vegas, agreed to settle pending shareholder litigation and pursuant thereto repurchased certain outstanding shares of common stock and warrants. As a result, the Company's indirect ownership of Bally's Grand Inc. increased from 84% to 95% at a cost of $55 million. Under the terms of the settlement, the Company will acquire the remaining interest it does not currently own in 1998 for $43 million.

On July 1, 1997, the Company opened its new western-themed casino, The Wild Wild West in Atlantic City. This $110 million project is located on approximately four acres of Boardwalk property adjacent to Bally's Park Place and features a 75,000 square foot casino complex. On July 31, 1997, the Company opened its new 300-room tower at The Atlantic City Hilton. This $50 million project increased the property's room capacity by nearly 60 percent.

The Company's new themed 22,000 square foot SpaceQuest casino addition at the Las Vegas Hilton opened in November 1997, in conjunction with its venture with Paramount Parks, Inc. for an attraction called "Star Trek: The Experience at the Las Vegas Hilton" which opened in January 1998. The Company's share of costs for this project totaled approximately $70 million.

In October 1997, the Company acquired a 42% interest in the partnership which operates Bally's Saloon*Gambling Hall*Hotel in Robinsonville, Mississippi, thereby increasing the Company's ownership to 100%. Consideration totaled $18 million and included cash and shares of the Company's common stock.

In addition to an estimated $420 million in 1998 expenditures related to the aforementioned gaming projects, the Company anticipates spending approximately $140 million in the gaming segment in 1998 on normal capital replacements, approximately $20 million on structural and technology upgrades and ADA/safety compliance projects and approximately $60 million on improvement projects that are evaluated on a ROI basis.

HOTELS
Growth in the hotel segment continues through selective acquisition of large full-service hotels in major market locations. During the 1996 fourth quarter, the Company acquired the majority of Prudential's ownership interests in the Chicago Hilton and Towers, San Francisco Hilton and Towers, Washington Hilton and Towers, New York Hilton and Towers, Rye Town Hilton and Capital Hilton hotels for a combined cost of approximately $430 million. In December 1997 and January 1998, the Company acquired the remaining interests in such properties, other than Prudential's .5% interest in the New York Hilton and Towers, for a total cost of $27 million.

                           HILTON HOTELS CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)




In February 1997, the Company acquired the 591-room Anchorage Hilton hotel in Anchorage, Alaska for approximately $67 million. The Company invested an additional $3 million to renovate certain areas of the hotel.

In July 1997, the Company's Board of Directors approved a renovation of the New York Hilton and Towers, including new restaurants, a state-of-the-art business/conference center, a world-class fitness facility and an exclusive Towers Lounge overlooking New York City. This $85 million project is expected to be completed in late 1999.

In September 1997, the Company began construction on a new 600-room hotel at the center of Boston's Logan Airport. This $100 million project is expected to be completed in late 1999.

In January 1998, the Company purchased The Prospect Company's 92.5% ownership interest in the 458-room McLean Hilton and office building complex in McLean, Virginia located just outside Washington D.C., thereby increasing the Company's ownership to 100%. In March 1998, the Company purchased the 300-room Hilton at Short Hills, a "Five Diamond" hotel located in Short Hills, New Jersey.

In addition to an estimated $250 million in 1998 expenditures related to the aforementioned hotel projects, the Company intends to spend approximately $100 million in the hotel segment in 1998 on normal capital replacements, upgrades and compliance projects. Additionally, the Company expects to make further acquisitions in 1998.

OTHER DEVELOPMENTS

In January 1997, the Company finalized various agreements with Ladbroke Group PLC, whose wholly owned subsidiary, Hilton International Co. (HI), owns the rights to the Hilton name outside the United States. The agreements provide for the reunification of the Hilton brand worldwide through a strategic alliance between the companies, including cooperation on sales and marketing, loyalty programs and other operational matters. The Company and HI have integrated their reservation systems and worldwide sales offices, launched the Hilton HHonors-Registered Trademark- Worldwide loyalty program, and have developed and are continuing to develop joint marketing initiatives. In addition, the agreements give the Company the ability to franchise Hilton properties in Canada and Mexico.

In February 1997, the Company sold its 30% equity interest in the Conrad International Hong Kong for total consideration of approximately $112 million, or approximately 15 times 1997 EBITDA. The transaction resulted in a $70 million gain which is being amortized over the remaining life of the management contract.

The Company continues to improve its franchise business through the expansion of the Hilton Garden Inn-Registered Trademark- product. At December 31, 1997, the Company had approximately 100 Garden Inn properties either open, under construction or in development and expects to have 200 such franchise properties either open, under construction or in development by the year 2000. In addition, in the fourth quarter of 1997, the Company signed agreements with Chartwell Leisure Inc. to franchise 20 Garden Inn properties throughout Mexico.

In January 1997, the Company commenced an offer (the ITT Offer) to acquire ITT Corporation (ITT) in a combination cash and stock transaction. In connection with the ITT Offer, the Company sought to have its nominees elected to the ITT board of directors at the ITT 1997 annual meeting of shareholders. On November 12, 1997, the shareholders of ITT re-elected the existing directors of ITT at such annual meeting, and on November 13, 1997, the Company terminated the ITT Offer. Expenses related to the Company's attempt to acquire ITT, net of the gain recognized on the sale of ITT stock previously purchased by the Company, totaled $15 million.

                           HILTON HOTELS CORPORATION








LONG-TERM DEBT

Long-term debt at December 31, 1997 totaled $2.7 billion, compared with $2.6 billion at December 31, 1996. In February 1997, the Company redeemed its 6% Convertible Subordinated Notes due 1998 and its 10% Convertible Subordinated Notes due 2006. These notes, formerly obligations of Bally, had outstanding principal balances of $1 million and $70 million, respectively.

At December 31, 1997, $282 million of the aggregate commitment of the Company's five year $1.75 billion revolving credit facility supported the issuance of commercial paper, leaving approximately $1.5 billion of the revolving bank credit facility available to the Company at such date.

During April 1997, the Company issued $375 million of 7.95% Senior Notes due 2007, under an effective shelf registration statement (the Shelf) on file with the Securities and Exchange Commission registering up to $1 billion in debt or equity securities. In June 1997, the Company issued $300 million of 7.375% Senior Notes due 2002, under the Shelf. In July 1997, the Company issued $325 million of 7% Senior Notes due 2004, the remaining balance under the Shelf. The Company used the proceeds from these offerings to repay its revolving credit facility and a portion of its commercial paper borrowings which were incurred primarily to fund cash tender offers to purchase the outstanding debt securities of former Bally subsidiaries.

In October 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In December 1997, the Company issued $200 million of 7.2% Senior Notes due 2009 and $200 million of 7.5% Senior Notes due 2017 under this shelf.

The weighted average interest rate and term of total debt issued during 1997 was 7.4% and 10 years, respectively. The terms of any additional securities offered pursuant to the $2.5 billion shelf registration statement will be determined by market conditions at the time of issuance.

STOCKHOLDERS' EQUITY

Stockholders' equity totaled $3.4 billion or $13.53 per share at December 31, 1997. Book value per share was $12.90 in 1996 and $6.50 in 1995. Dividends paid on common shares were $.32 per share in 1997, $.305 per share in 1996 and $.30 per share in 1994.

Pursuant to the Company's stock repurchase program, during 1997 the Company repurchased 1.5 million shares, or 7.5 percent of the total authorized to be repurchased, for an aggregate purchase price of $40 million. The timing of the stock purchases are made at the discretion of the Company's management, subject to certain business and market conditions.

OTHER MATTERS

Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems of the year 2000. Key financial, information and operational systems are being assessed and preliminary plans have been developed to address system modifications required by December 31, 1999. The financial impact of making the required systems changes is not expected to be material to the Company's financial position or results of operations.

                           HILTON HOTELS CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



RESULTS OF OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996

OVERVIEW

A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1997 and 1996 is as follows:



                                                                               Percent
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  1997         1996     Change
---------------------------------------------------------------    --------  -----------
Revenue                                                $5,316        3,940        35%
EBITDA                                                  1,009          577        75
Operating income                                          596          329        81
Income before extraordinary item                          250          156        60
Net income                                                250           82       205
Basic EPS
   Income before extraordinary item per share             .95          .79        20
   Net income per share                                   .95          .41       132
Diluted EPS
   Income before extraordinary item per share             .94          .79        19
   Net income per share                                   .94          .41       129


HOTELS

The hotel segment includes the consolidated results of the Company's owned and leased properties, affiliates operated under long-term management agreements and franchise fees. Operating results are reduced by the portion of earnings of non-controlled affiliates applicable to other ownership interests. At December 31, 1997, the Company owned and partially owned, managed and franchised 32, 27 and 180 properties, respectively, totaling approximately 85,000 rooms worldwide.

Hotel segment results are primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate) and the Company's ability to manage costs. Increased demand has outpaced lodging supply growth in most markets in which the Company operates, resulting in revenue per available room (REVPAR) increases at nearly all of the Company's owned and partially owned hotels and resorts. Hotel revenue for 1997 was $2.7 billion, an increase of nine percent over 1996. EBITDA for the hotel division was $548 million for 1997, a 40 percent increase compared to 1996, while operating income increased 65 percent to $448 million. Occupancy for hotels owned or managed increased to 74.6 percent in 1997 compared to 74.3 percent in 1996 while average room rates increased eight percent. This resulted in an increase in REVPAR of eight percent for owned or managed hotels over 1996 levels.

Hotel segment results are significantly influenced by the operating results of the Company's principal downtown/convention, resort and airport locations where it has large equity interests. A strong domestic economy continues to fuel increases in both business and leisure travel volume. Room nights related to individual business travel (IBT), company meetings and leisure guests each increased from the prior year. Limited supply growth continues to result in substantial pricing power in many key markets. As a result, the Company improved margins and increased EBITDA and operating income at nearly all of its owned and partially owned hotels.

                           HILTON HOTELS CORPORATION







Combined EBITDA from the Company's ten major full-service properties increased $100 million over the prior year. Of this increase, approximately $54 million resulted from the increased ownership interests acquired from Prudential and the balance was due to improved operating results. Combined results from the Waldorf=Astoria and the New York Hilton and Towers increased $22 million compared to 1996. Continued strong demand, particularly in the leisure and the higher rate IBT segments, contributed to a double-digit REVPAR increase at each of these two properties. Double-digit percentage gains in average room rates and REVPAR led the San Francisco Hilton and Towers to an $8 million or 25 percent increase in EBITDA compared to last year. Increased convention volume at the Washington Hilton and Towers and strong IBT growth at the Capital Hilton led to a combined EBITDA increase of $8 million at these properties in 1997. Combined EBITDA from the Hilton Hawaiian Village, impacted by the poor economic conditions in Asia, and the New Orleans Hilton Riverside and Towers, impacted by the closure of the Flamingo Casino--New Orleans and a weak city-wide convention year, was even with the prior year. Occupancy for these ten major full-service hotels (which includes three properties in Chicago) was 79.3 percent versus 78.9 percent in 1996. The average room rate increased to $165.98 in 1997 from $152.40 and REVPAR improved ten percent between periods. Combined EBITDA margins increased two points to 34 percent.

Strong supply-demand fundamentals led to an eight percent increase in REVPAR at the Company's other 13 full-service domestic owned and partially owned properties. These properties generated a $25 million increase in EBITDA year over year, including $11 million in EBITDA from the Anchorage Hilton which was acquired in February 1997.

Franchise fee revenue, including initial and termination fees, increased $8 million in 1997 to $51 million. Franchise fees are based primarily on a percentage of rooms revenue.

Depreciation and amortization for the hotel division, including the Company's proportionate share of depreciation and amortization from its equity investments, increased $5 million in 1997 to $103 million.

Hotel segment results were adversely effected by $25 million of non-recurring charges ($22 million non-cash) in 1996. These charges included the write-down of certain investments and notes receivable to estimated fair market value.

Although the supply-demand balance in the Company's major markets generally remains favorable, future operating results could be adversely impacted by increased capacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher rates. Increases in transportation and fuel costs or sustained recessionary periods could also unfavorably impact future results. However, the Company believes that its financial strength, market presence and diverse product line will enable it to remain extremely competitive.

GAMING
The gaming segment includes the consolidated results of the Company's owned properties and affiliates operated under long-term management agreements. Operating results are reduced by the portion of earnings of non-controlled affiliates applicable to other ownership interests. The Company operates its gaming business under the Hilton, Bally, Flamingo and Conrad brand names. The gaming segment includes five wholly owned and one majority owned Nevada hotel casinos; two wholly owned Atlantic City hotel casinos; wholly owned riverboat gaming operations in Kansas City, Missouri and Robinsonville, Mississippi; a partially owned riverboat gaming operation in New Orleans, Louisiana; two partially owned hotel casinos in Australia; managed gaming operations in Windsor, Ontario, Canada; and a partially owned hotel casino in Punta del Este, Uruguay. The Company also operated a riverboat in New Orleans which ceased operations on October 1, 1997.

                           HILTON HOTELS CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



The Company's Nevada gaming operations offer a diversified product and service mix which appeal to a broad spectrum of customers. The Flamingo Hilton--Las Vegas caters to the broad Las Vegas middle market, while Bally's Las Vegas caters to convention groups and the mid to upper middle market. The Las Vegas Hilton primarily caters to premium players and the convention market, however, the property has implemented strategies to broaden its customer base. The Flamingo Hilton--Reno focuses on middle market activity, while the Reno Hilton targets both convention and middle market activity. The Flamingo Hilton--Laughlin targets the budget market segment.

Total gaming revenue increased 82 percent in 1997 to $2.6 billion from $1.4 billion in 1996. Casino revenue, a component of gaming revenue, increased 114 percent to $1.8 billion in 1997 compared to $857 million in the prior year. EBITDA from the gaming division was $539 million compared to $233 million in the prior year and gaming operating income increased 109 percent to $228 million from $109 million in 1996. The Company's gaming division benefited from the addition of the Bally properties in Las Vegas, Atlantic City, Mississippi and New Orleans, the addition of The Wild Wild West casino in Atlantic City, improved international results and a return to a normal baccarat win percentage at the Las Vegas Hilton. Gaming revenue, casino revenue and EBITDA increased $1.2 billion, $923 million and $298 million, respectively, as a result of the Bally acquisition.

The completion of a number of room expansion projects and the opening of new hotel casinos led to a six percent increase in room supply in Las Vegas compared to the prior year. These capacity additions contributed to a five point decline in occupancy at the Las Vegas Hilton in 1997, which was offset slightly by a six percent increase in average room rate. However, a 28 percent increase in the property's premium play baccarat volume combined with an eight point increase in the baccarat win percentage resulted in a $16 million increase in EBITDA to $45 million in 1997. Results at the Las Vegas Hilton are more volatile than the Company's other casinos because this property caters to the premium play segment of the market. Future fluctuations in premium play volume and win percentage could result in continued volatility in the results at this property. However, the Company believes that its implementation of new casino marketing and entertainment strategies and the opening of the "Star Trek" attraction and SpaceQuest casino will broaden the Las Vegas Hilton's customer base and create additional mid-level play.

New capacity additions also affected the Flamingo Hilton--Las Vegas, which posted a five point decrease in occupancy compared to the prior year. This decrease in occupancy contributed to a four percent decrease in slot handle and a seven percent decrease in table game volume resulting in an EBITDA decrease of $5 million compared to the prior year. Bally's Las Vegas generated EBITDA of $93 million in 1997, an increase of seven percent from 1996. In addition to a six percent increase in average room rate, which counteracted the effects of declining occupancy, slot revenue increased by seven percent on higher volume. Due to the completion of the Bally merger on December 18, 1996, this property's results included in 1996 were not significant.

Occupancy for the Nevada hotel casinos was 86.5 percent in 1997 compared to
90.5 percent last year. The average room rate for the Nevada properties was $76.53 compared to $73.57 in 1996. The 1996 statistical information includes the results of Bally's Las Vegas for comparison.

In Atlantic City, Bally's Park Place and The Atlantic City Hilton generated EBITDA of $155 million and $29 million, respectively, in 1997. The properties' results were not significant to the Company last year, however, full year 1996 EBITDA at these properties totaled $131 million and $38 million, respectively. The results of Bally's Park Place include a new casino, The Wild Wild West, which opened on July 1, 1997. Revenue from The Wild Wild West casino has been almost entirely incremental, resulting in strong margin gains. The Atlantic City Hilton's EBITDA was impacted by a lower table game win percentage and the effects of its tower construction on casino volume.

                           HILTON HOTELS CORPORATION





Occupancy and average room rate for the Atlantic City hotel casinos were 91.3 percent and $90.35, respectively, in 1997. Although not included in the Company's 1996 period, occupancy and average room rate were 92.7 percent and $91.33, respectively.

The gaming segment also benefited from the opening of the Conrad
International Punta del Este Resort and Casino which contributed EBITDA of $9 million in 1997.

Depreciation and amortization for the gaming division, including the Company's proportionate share of depreciation and amortization from its equity investments, increased $91 million to $214 million in 1997. This increase primarily resulted from the addition of the Bally properties.

Gaming segment results were adversely effected by non-recurring charges totaling $102 million ($96 million non-cash) in 1997 and $38 million ($29 million non-cash) in 1996. The 1997 charges include an impairment loss relating to the Flamingo Casino--Kansas City and an impairment loss and other costs associated with the closure of the Flamingo Casino--New Orleans. The 1996 charges included the write-off of pre-opening expenses for the Flamingo Casino--Kansas City and losses associated with a planned relocation of the Flamingo Casino--New Orleans.

The gaming industry continues to experience growth primarily in existing markets. The Las Vegas and Atlantic City markets are becoming increasingly competitive due to new developments and expansion projects which challenge the Company's existing market share. These projects could adversely impact the Company's future gaming income.

CORPORATE EXPENSE, NET
Corporate expense increased $28 million in 1997 to $80 million. The 1997 expense includes $25 million in costs related to the Company's efforts to acquire ITT, $6 million of non-recurring litigation costs and increased costs associated with the Company's development of its Garden Inn product. These costs were partially offset by a $10 million gain recognized on the sale of ITT stock previously purchased by the Company.

FINANCING ACTIVITIES
Interest and dividend income increased $4 million compared with the prior year. Interest expense, net of amounts capitalized, increased $84 million primarily due to additional debt resulting from the Bally acquisition. Interest expense, net, from equity investments increased $6 million over 1996.

INCOME TAXES
The effective income tax rate in 1997 increased to 41.7% from 39.7% in 1996 primarily due to the amortization of non-deductible goodwill recorded as a result of the Bally acquisition. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes.

                           HILTON HOTELS CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



FISCAL 1996 COMPARED WITH FISCAL 1995

OVERVIEW

A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1996 and 1995 is as follows:


                                                                               PERCENT
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  1996         1995      CHANGE
--------------------------------------------------------------      -------   ----------
Revenue                                                $3,940        3,555         11%
EBITDA                                                    577          543          6
Operating income                                          329          355         (7)
Income before extraordinary item                          156          173        (10)
Net income                                                 82          173        (53)
Basic EPS
   Income before extraordinary item per share             .79          .90        (12)
   Net income per share                                   .41          .90        (54)
Diluted EPS
   Income before extraordinary item per share             .79          .89        (11)
   Net income per share                                   .41          .89        (54)

HOTELS
Consolidated hotel revenue increased 11 percent in 1996 to $2.5 billion. REVPAR for owned or managed hotels increased nine percent in 1996. Hotel EBITDA increased 30 percent in 1996 to $392 million and operating income increased 31 percent to $272 million.

Combined EBITDA from the Waldorf=Astoria and the New York Hilton and Towers increased $18 million compared to 1995. Strong IBT and leisure guest volume contributed to a combined REVPAR increase of 12 percent over the prior year for these two properties. Double-digit REVPAR growth also helped support a $15 million combined increase in the EBITDA of the Palmer House Hilton, the O'Hare Hilton and the Chicago Hilton and Towers. International guest volume at the Hilton Hawaiian Village increased eight percent over 1995 levels, contributing to a $7 million increase in EBITDA. International room nights accounted for over 60 percent of total volume at the Hilton Hawaiian Village in 1996. Company meeting volume rose 40 percent at the San Francisco Hilton and Towers, which posted double-digit REVPAR growth and a $10 million increase in EBITDA. Combined EBITDA from these ten major full-service hotels and resorts, which also include the Capital Hilton, the New Orleans Hilton Riverside and Towers and the Washington Hilton and Towers increased $50 million, including $13 million as a result of the increased ownership interests acquired from Prudential in the fourth quarter of 1996.

Depreciation and amortization for the hotel division, including the Company's proportionate share of depreciation and amortization from its equity investments, increased $5 million in 1996 to $98 million.

Occupancy for hotels owned or managed increased to 74.3 percent in 1996 compared to 72.8 percent in 1995. Average room rates increased seven percent over 1995.

GAMING
Total gaming revenue increased ten percent to $1.4 billion in 1996 compared to $1.3 billion in 1995. Casino revenue was $857 million in 1996 compared to $791 million in 1995. Gaming EBITDA was $233 million in 1996, a 13 percent decrease from $267 million in 1995 and gaming operating income was $109 million in 1996, a 39 percent decrease from $179 million in 1995.

EBITDA at the Las Vegas Hilton decreased $61 million compared to the prior year primarily due to lower than normal drop combined with a significant reduction in the win percentage on its premium play baccarat business. The baccarat win percentage decreased 13 points from a more normalized win percentage in the prior year.

                           HILTON HOTELS CORPORATION


Benefiting from a significant renovation and expansion effort completed in 1995, the Flamingo Hilton - Las Vegas posted outstanding results in 1996. Occupancy increased six points to 95.5 percent and REVPAR increased 15 percent from 1995 levels. EBITDA increased $26 million from the prior year. A generally soft market affected EBITDA at the Flamingo Hilton - Laughlin which decreased $3 million compared to 1995. Combined EBITDA from the Reno Hilton and the Flamingo Hilton - Reno decreased $11 million from the prior year primarily due to increased competition and adverse weather conditions resulting in lower occupancy and average room rates.

Occupancy for the Nevada hotel casinos was 90.2 percent and 88.4 percent in 1996 and 1995, respectively. Average room rates increased four percent in 1996.

The EBITDA contribution from the properties acquired in the Bally Merger on December 18, 1996 were not significant to the 1996 results.

EBITDA from the 19.9% owned Conrad Jupiters, Gold Coast hotel casino in Australia increased $7 million from 1995, primarily due to increased table game win and double-digit REVPAR growth. Benefiting from a full year of operations, EBITDA from the 19.9% owned Conrad International Treasury Casino, Brisbane increased $4 million.

Depreciation and amortization for the gaming division, including the Company's proportionate share of depreciation and amortization from its equity investments, increased $35 million to $123 million in 1996.

CORPORATE EXPENSE, NET
Corporate expense increased $20 million in 1996 to $52 million. The 1996 expense includes a $10 million charge for stock-based compensation related to the 1996 Chief Executive Stock Incentive Plan and a $5 million non-recurring charge related to certain executive terminations.

FINANCING ACTIVITIES
Interest and dividend income increased $3 million compared with the prior year. Interest expense, net of amounts capitalized, decreased $5 million. Adjusting for realized losses on the sale of certain investments included in interest expense in 1996, interest expense decreased $13 million. This decrease is primarily due to lower average debt levels and lower interest rates. Interest expense, net, from equity investments decreased $5 million from 1995.

INCOME TAXES
The effective income tax rate in 1996 was 39.7% compared to 36.4% in 1995. The 1995 effective income tax rate benefited from $6 million in credits resulting from the favorable resolution of Federal tax issues for prior years and higher utilization of foreign tax credits.

EXTRAORDINARY LOSS
The costs and expenses incurred in connection with the extinguishment of debt, including tender and defeasance premiums, resulted in an extraordinary loss in 1996 totaling $74 million, net of a tax benefit of $52 million.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              HILTON HOTELS CORPORATION


CONSOLIDATED STATEMENTS OF INCOME


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)            YEAR ENDED DECEMBER 31, 1997           1996           1995
-------------------------------------------------------------------------------         ------         ------
REVENUE
Hotels                                                                   $2,732          2,517          2,265
Gaming                                                                    2,584          1,423          1,290
                                                                         ------         ------         ------
                                                                          5,316          3,940          3,555
                                                                         ------         ------         ------
EXPENSES
Hotels                                                                    2,284          2,245          2,057
Gaming                                                                    2,356          1,314          1,111
Corporate, net                                                               80             52             32
                                                                         ------         ------         ------
                                                                          4,720          3,611          3,200
                                                                         ------         ------         ------

OPERATING INCOME                                                            596            329            355
Interest and dividend income                                                 42             38             35
Interest expense                                                           (172)           (88)           (93)
Interest expense, net, from equity investments                              (18)           (12)           (17)
                                                                         ------         ------         ------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                            448            267            280
Provision for income taxes                                                  187            106            102
Minority interest, net                                                       11              5              5
                                                                         ------         ------         ------
INCOME BEFORE EXTRAORDINARY ITEM                                            250            156            173
Extraordinary loss on extinguishment of debt,
  net of tax benefit of $52                                                  --            (74)            --
                                                                         ------         ------         ------
NET INCOME                                                               $  250             82            173
                                                                         ------         ------         ------
                                                                         ------         ------         ------

BASIC EARNINGS PER SHARE
Income before extraordinary item                                         $  .95            .79            .90
Extraordinary loss                                                           --           (.38)            --
                                                                         ------         ------         ------
Net income per share                                                     $  .95            .41            .90
                                                                         ------         ------         ------
                                                                         ------         ------         ------
DILUTED EARNINGS PER SHARE
Income before extraordinary item                                         $  .94            .79            .89
Extraordinary loss                                                           --           (.38)            --
                                                                         ------         ------         ------
Net income per share                                                     $  .94            .41            .89
                                                                         ------         ------         ------
                                                                         ------         ------         ------




see notes to consolidated financial statements

                            HILTON HOTELS CORPORATION


CONSOLIDATED BALANCE SHEETS


(IN MILLIONS)                                                 DECEMBER 31, 1997           1996
-------------------------------------------------------------------------------         ------
ASSETS
CURRENT ASSETS
Cash and equivalents                                                     $  330            388
Temporary investments                                                        43             50
Accounts receivable, net                                                    403            400
Other current assets                                                        235            283
                                                                         ------         ------
  Total current assets                                                    1,011          1,121
                                                                         ------         ------
INVESTMENTS, PROPERTY AND OTHER ASSETS
Investments                                                                 409            373
Property and equipment, net                                               4,994          4,698
Goodwill                                                                  1,313          1,295
Other assets                                                                 99            100
                                                                         ------         ------
  Total investments, property and other assets                            6,815          6,466
                                                                         ------         ------
TOTAL ASSETS                                                             $7,826          7,587
                                                                         ------         ------
                                                                         ------         ------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                                    $  865            864
Current maturities of long-term debt                                         65            101
Income taxes payable                                                         11              3
                                                                         ------         ------
  Total current liabilities                                                 941            968
                                                                         ------         ------
Long-term debt                                                            2,709          2,606
Deferred income taxes                                                       603            598
Insurance reserves and other                                                190            204
                                                                         ------         ------
  Total liabilities                                                       4,443          4,376
                                                                         ------         ------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
8% PRIDES convertible preferred stock, 15 million shares outstanding
  at the end of each year                                                    15             15
Common stock, 249 million shares outstanding at the end of each year        628            627
Additional paid-in capital                                                1,759          1,745
Retained earnings                                                         1,040            931
Other                                                                        11              4
                                                                         ------         ------

                                                                          3,453          3,322
Less treasury stock, at cost                                                 70            111
                                                                         ------         ------
  Total stockholders' equity                                              3,383          3,211
                                                                         ------         ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $7,826          7,587
                                                                         ------         ------
                                                                         ------         ------




see notes to consolidated financial statements

                           HILTON HOTELS CORPORATION


CONSOLIDATED STATEMENTS OF CASH FLOW


(IN MILLIONS)                                      YEAR ENDED DECEMBER 31, 1997           1996           1995
--------------------------------------------------------------------------------        ------           ------

OPERATING ACTIVITIES
Net income                                                              $   250             82            173
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Extraordinary loss on extinguishment of debt                               --             74             --
  Depreciation and amortization                                             300            178            142
  Non-cash items                                                             94             23             --
  Amortization of loan costs                                                  3              1              1
  Change in working capital components:
    Inventories                                                               5             23            (11)
    Accounts receivable                                                      (3)           (13)           (41)
    Other current assets                                                     41            (19)            25
    Accounts payable and accrued expenses                                     1            (21)            71
    Income taxes payable                                                      5             43              4
  Change in deferred income taxes                                           (24)           (22)             1
  Change in other liabilities                                               (82)            20            (14)
  Distributions from equity investments in excess of earnings                13             33             30
  Gain from asset sales                                                     (13)            (5)            (1)
  Other                                                                       8             41             --
                                                                        --------        -------          -----

Net cash provided by operating activities                                   598            438            380
                                                                        --------        -------          -----

INVESTING ACTIVITIES
Capital expenditures                                                       (531)          (242)          (186)
Additional investments                                                     (154)          (104)           (97)
Change in temporary investments                                              18             83            139
Proceeds from asset sales                                                   123             --             --
Payments on notes and other                                                  56             21             17
Acquisitions, net of cash acquired                                         (137)          (288)            --
                                                                        --------        -------          -----

Net cash used in investing activities                                      (625)          (530)          (127)
                                                                        --------        -------          -----

FINANCING ACTIVITIES
Change in commercial paper borrowings and revolving loans                (1,218)         1,041            189
Long-term borrowings                                                      1,393            492              1
Reduction of long-term debt                                                (111)        (1,457)          (192)
Issuance of common stock                                                     38             31             11
Purchase of common stock                                                    (40)            --             --
Cash dividends                                                              (93)           (60)           (58)
                                                                        --------        -------          -----

Net cash (used in) provided by financing activities                         (31)            47            (49)
                                                                        --------        -------          -----

(DECREASE) INCREASE IN CASH AND EQUIVALENTS                                 (58)           (45)           204
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                   388            433            229
                                                                        --------        -------          -----

CASH AND EQUIVALENTS AT END OF YEAR                                     $   330            388            433
                                                                        --------        -------          -----
                                                                        --------        -------          -----


see notes to consolidated financial statements

                          HILTON HOTELS CORPORATION


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         8% PRIDES
                                       CONVERTIBLE                    ADDITIONAL
                                         PREFERRED         COMMON        PAID-IN       RETAINED                      TREASURY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)      STOCK          STOCK        CAPITAL       EARNINGS          OTHER          STOCK
---------------------------------------------------         -----        -------       --------          -----       ---------

BALANCE, DECEMBER 31, 1994                    $ --            494            --            795             (6)          (154)
Exercise of stock options                       --             --            --             (1)            --             12
Cumulative translation
  adjustment, net of
  deferred tax                                  --             --            --             --             (1)            --
Net income                                      --             --            --            173             --             --
Dividends ($.30 per share)                      --             --            --            (58)            --             --
                                              ----            ---         -----          ------            ---          -----

BALANCE, DECEMBER 31, 1995                      --            494            --            909             (7)          (142)

Exercise of stock options                       --             --            --             --             --             31
Bally acquisition                               15            133         1,735             --             --             --
Cumulative translation
  adjustment, net of
  deferred tax                                  --             --            --             --              6             --
Change in unrealized gain/loss
  on marketable securities,
  net of deferred tax                           --             --            --             --              5             --
Deferred compensation                           --             --            10             --             --             --
Net income                                      --             --            --             82             --             --
Dividends ($.305 per share)                     --             --            --            (60)            --             --
                                              ----            ---         -----          ------           ---           -----

BALANCE, DECEMBER 31, 1996                      15            627         1,745            931              4           (111)

Issuance of common stock                        --              1             4             --             --              5
Exercise of stock options                       --             --            --            (48)            --             76
Treasury stock acquired                         --             --            --             --             --            (40)
Cumulative translation
  adjustment, net of
  deferred tax                                  --             --            --             --             (4)            --
Change in unrealized gain/loss
  on marketable securities,
  net of deferred tax                           --             --            --             --             11             --
Deferred compensation                           --             --            10             --             --             --
Net income                                      --             --            --            250             --             --
Dividends
  PRIDES($.89 per share)                        --             --            --            (13)            --             --
  Common ($.32 per share)                       --             --            --            (80)            --             --
                                              ----            ---         -----          ------           ---           -----

BALANCE, DECEMBER 31, 1997                     $15            628         1,759          1,040             11            (70)
                                              ----            ---         -----          ------           ---           -----
                                              ----            ---         -----          ------           ---           -----



see notes to consolidated financial statements

                           HILTON HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority owned and controlled subsidiaries. The Company also consolidates the operating results and working capital of affiliates operated under long-term management agreements, including such affiliates in which the Company has investments of 50% or less. These agreements effectively convey to the Company the right to use the properties in exchange for payments to the property owners, which are based primarily on the properties' profitability. The consolidated financial statements include the following amounts related to managed hotels:


(IN MILLIONS)                                                   1997          1996         1995
----------------------------------------------------------------------       ------       ------
Revenue                                                       $1,826         2,187        2,015
Operating expenses, including remittances to owners            1,696         2,035        1,904

Current assets(1) and current liabilities                        299           344


(1) Including cash and equivalents of $126 million and $115 million, respectively.

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

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements and the notes thereto exclude the retail value of rooms, food and beverage provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances, primarily classified as casino expenses through interdepartmental allocations, is as follows:


(IN MILLIONS)                              1997      1996      1995
------------------------------------------------    ------    ------
Rooms                                     $  33        14        11
Food and beverage                           119        40        37
                                          ------    ------    ------
Total cost of promotional allowances      $ 152        54        48
                                          ------    ------    ------
                                          ------    ------    ------


                           HILTON HOTELS CORPORATION

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

PROPERTY AND EQUIPMENT

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

The carrying value of the Company's assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized in the income statement using a fair value based model.

GOODWILL

The excess of purchase price over the fair value of net assets of businesses acquired (goodwill) is amortized using the straight-line method over 40 years. The Company periodically evaluates the carrying value of goodwill and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows, as well as other factors.

PRE-OPENING COSTS

Costs associated with the opening of new properties or major additions to properties are deferred and amortized over the shorter of the period benefited or one year.

UNAMORTIZED LOAN COSTS

Debt discount and issuance costs incurred in connection with the placement of long-term debt are capitalized and amortized to interest expense, principally on the bonds outstanding method.

SELF-INSURANCE

The Company is self-insured for various levels of general liability, workers' compensation and employee medical and life insurance coverage. Insurance reserves include the present values of projected settlements for claims.

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The Company has adopted SFAS No. 128 for the year ended December 31, 1997 and all prior-period earnings per share (EPS) data presented herein has been restated to conform to the new presentation. Basic EPS is computed by dividing net income available to common stockholders (net income less preferred dividends) by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 1997, 1996 and 1995 were 250 million, 197 million and 193 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities increased the weighted average number of common shares by 31 million, 12 million and 2 million for 1997, 1996 and 1995, respectively. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was $15 million and $9 million for 1997 and 1996, respectively.

                           HILTON HOTELS CORPORATION

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

RECLASSIFICATIONS

The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1997. These classifications have no effect on net income.

ACQUISITIONS

Effective December 18, 1996, the Company completed the merger of Bally Entertainment Corporation (Bally) with and into the Company pursuant to an agreement dated June 6, 1996. Aggregate consideration consisted of approximately 53 million shares of the Company's common stock and approximately 15 million shares of the Company's Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock (PRIDES) for a combined equity value of $1.9 billion and assumption of Bally subsidiary debt totaling $1.2 billion.

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


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)                 1996          1995
-------------------------------------------------------------------------       -------
Revenue                                                           $5,041         4,565
Operating income                                                     525           550
Income before extraordinary item                                     243           278
Net income                                                           169           278
Basic EPS
   Income before extraordinary item per share                        .93          1.08
   Net income per share                                              .63          1.08
Diluted EPS
   Income before extraordinary item per share                        .93          1.06
   Net income per share                                              .63          1.06


During the 1996 fourth quarter, the Company acquired the majority of The Prudential Insurance Company of America's (Prudential) ownership interests in the Chicago Hilton and Towers, San Francisco Hilton and Towers, Washington Hilton and Towers, New York Hilton and Towers, Rye Town Hilton and Capital Hilton hotels for a combined cost of approximately $430 million. The purchase price has been allocated to the assets acquired and liabilities assumed using the purchase method of accounting. The pro forma impact on operations of the Prudential acquisitions and acquisitions completed during 1997 were not significant.

                           HILTON HOTELS CORPORATION


EXTRAORDINARY ITEM

In December 1996, the Company completed cash tender offers and consent solicitations for substantially all of the outstanding notes of certain wholly owned subsidiaries including the 9 1/4% Bally's Park Place Funding, Inc. First Mortgage Notes due 2004; 10 5/8% GNF, Corp. First Mortgage Notes due 2003 and Bally Casino Holdings, Inc. Senior Discount Notes. The remaining untendered notes were defeased. The Company also purchased 99.1% of the outstanding 10 3/8% First Mortgage Notes due 2003 of Bally's Grand, Inc. Cash consideration for the repurchase and defeasance, including premiums, totaled $1.2 billion, which resulted in an after tax extraordinary loss of $74 million, net of a tax benefit of $52 million.

ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 1997 and 1996 are as follows:


(IN MILLIONS)                                            1997         1996
---------------------------------------------------------------       ------
Hotel accounts receivable                               $309          334
   Less allowance for doubtful accounts                   11           10
                                                        ------        ------
                                                         298          324
                                                        ------        ------
Casino accounts receivable
   Less allowance for doubtful accounts                  129          106
                                                          24           30
                                                        ------        ------
                                                         105           76
                                                        ------        ------
Total                                                   $403          400
                                                        ------        ------
                                                        ------        ------


The allowance provided for estimated uncollectible casino receivables, net of recoveries, is included in casino expenses in the amount of $29 million, $25 million and $19 million in 1997, 1996 and 1995, respectively.

INVENTORIES

Included in other current assets at December 31, 1997 and 1996 are inventories of $77 million and $82 million, respectively, determined on a first-in, first-out basis.

INVESTMENTS

Investments at December 31, 1997 and 1996 are as follows:



(IN MILLIONS)                                            1997         1996
---------------------------------------------------------------       ------
Equity investments
   Hotels (eight in 1997, seven in 1996)                $ 52           78
   Hotels casinos (four in 1997, five in 1996)            84          101
   Notes receivable                                      114           73
   Other                                                  35           25
                                                        ------        ------
                                                         285          277
Notes receivable (non equity investments)                 86           69
Marketable securities and other                           38           27
                                                        ------        ------
Total                                                   $409          373
                                                        ------        ------
                                                        ------        ------

                             HILTON HOTELS CORPORATION

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1997 and 1996 are as follows:



(IN MILLIONS)                                            1997         1996
---------------------------------------------------------------      -------
Land                                                   $  763          712
Buildings and leasehold improvements                    4,162        3,823
Riverboats                                                 53          128
Furniture and equipment                                   942          891
Property held for sale or development                      39           40
Construction in progress                                  196          106
                                                       --------      -------
                                                        6,155        5,700
   Less accumulated depreciation                        1,161        1,002
                                                       --------      -------
Total                                                  $4,994        4,698
                                                       --------      -------
                                                       --------      -------


ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 1997 and 1996 are as follows:



(IN MILLIONS)                                            1997         1996
---------------------------------------------------------------       ------
Accounts and notes payable                              $205          200
Accrued salaries and wages                                96           87
Remittances due to owners                                  9           64
Other accrued expenses                                   555          513
                                                        ------        ------
Total                                                   $865          864
                                                        ------        ------
                                                        ------        ------


LONG-TERM DEBT


Long-term debt at December 31, 1997 and 1996 is as follows:




(IN MILLIONS)                                            1997         1996
---------------------------------------------------------------      -------
Industrial development revenue bonds at
  adjustable rates, due 2015                           $   82           82
Senior notes, with an average rate of 7.5%,
  due 1998 to 2017                                      1,797          422
Mortgage notes, 6.5% to 10.4%, due 1998 to 2011           116          133
5% Convertible subordinated notes due 2006                491          491
10% Convertible subordinated notes due 2006               ---           70
Commercial paper                                          280        1,423
Revolving loans                                           ---           75
Other                                                       8           11
                                                       --------      -------
                                                        2,774        2,707

    Less current maturities                                65          101
                                                       --------      -------
Net long-term debt                                     $2,709        2,606
                                                       --------      -------
                                                       --------      -------




Interest paid, net of amounts capitalized, was $148 million, $88 million and $95 million in 1997, 1996 and 1995, respectively. Capitalized interest amounted to $18 million, $6 million and $3 million, respectively.

                           HILTON HOTELS CORPORATION


Debt maturities during the next five years are as follows:



(IN MILLIONS)
----------------------------------------------------------------------------
1998                                                                  $ 65
1999                                                                   425
2000                                                                    10
2001                                                                    14
2002                                                                   570



During 1997 and 1996, the Company issued and renewed commercial paper for varying periods with interest at market rates. In 1997 and 1996 average amounts of commercial paper outstanding were $891 million and $260 million, respectively, with the largest amounts outstanding at any one time being $1.5 billion and $1.4 billion, respectively. Weighted average interest rates were 5.84% and 5.57%, respectively.

During 1996, the Company entered into a long-term revolving credit facility with an aggregate commitment of $1.75 billion, which expires in 2001. A commitment fee of .085% per annum is paid on the unused portion of the commitments. At December 31, 1997, $282 million of the aggregate commitment supported the issuance of commercial paper, leaving approximately $1.5 billion of the revolving bank credit facility available to the Company at such date.

In February 1997, the Company redeemed its 6% Convertible Subordinated Notes due 1998 and its 10% Convertible Subordinated Notes due 2006. These notes, formerly obligations of Bally, had outstanding principal balances of $1 million and $70 million, respectively.

During April 1997, the Company issued $375 million of 7.95% Senior Notes due 2007, under an effective shelf registration statement (the Shelf) on file with the Securities and Exchange Commission registering up to $1 billion in debt or equity securities. In June 1997, the Company issued $300 million of 7.375% Senior Notes due 2002, under the Shelf. In July 1997, the Company issued $325 million of 7% Senior Notes due 2004, the remaining balance under the Shelf. The Company used the proceeds from these offerings to repay its revolving credit facility and a portion of its commercial paper borrowings which were incurred primarily to fund cash tender offers to purchase the outstanding debt securities of former Bally subsidiaries.

In October 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In December 1997, the Company issued $200 million of 7.2% Senior Notes due 2009 and $200 million of 7.5% Senior Notes due 2017 under this shelf.

The weighted average interest rate and term of total debt issued during 1997 was 7.4% and 10 years, respectively. The terms of any additional securities offered pursuant to the $2.5 billion shelf registration statement will be determined by market conditions at the time of issuance.

Provisions under various loan agreements require the Company to comply with certain financial covenants which include limiting the amount of outstanding indebtedness.

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

                      HILTON HOTELS CORPORATION

The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:


                                            1997                    1996
                                   -------------------     -------------------
                                    CARRYING      FAIR      CARRYING      FAIR
(IN MILLIONS)                        AMOUNT      VALUE       AMOUNT      VALUE
--------------------------------   -------------------     -------------------
Cash and equivalents, temporary
  investments and long-term
  marketable securities            $  411         411         462          462
  Long-term debt
(including current maturities)      2,774       2,870       2,707        2,738


INCOME TAXES

The provisions for income taxes for the three years ended December 31 are as follows:


(IN MILLIONS)                    1997       1996       1995
---------------------------    ------     -----      -----
Current
  Federal                        $191        108         81
  State, foreign and local         35         22         20
                                -----      -----      -----
                                  226        130        101
Deferred                          (39)       (24)         1
                                -----      -----      -----
Total                            $187        106        102
                                -----      -----      -----
                                -----      -----      -----


During 1997, 1996 and 1995 the Company paid income taxes of $150 million, $83 million and $95 million, respectively.

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows:


(IN MILLIONS)                                1997       1996
-----------------------------------        ------      -----
Deferred tax assets
  Accrued expenses                          $  21         47
  Bad debt reserves                            18         17
  Self-insurance reserves                      20         21
  Benefit plans                                18         22
  Net operating losses                          8         29
  AMT Credits                                  12         12
  Other asset reserves                         22         19
  Foreign tax credit carryovers
   (expire beginning in 2000)                   6          5
  Disposition of assets                        30         --
  Other                                        77         64
                                           ------      -----
                                              232        236
Valuation allowance                           (10)        (9)
                                           ------      ------
                                              222        227
                                           ------      -----
Deferred tax liabilities
  Fixed assets, primarily depreciation       (661)      (663)
  Equity investments                          (54)       (65)
  Other                                       (52)       (37)
                                           ------      -----
                                             (767)      (765)
                                           ------      -----
Net deferred tax liability                  $(545)      (538)
                                           ------      -----
                                           ------      -----

                      HILTON HOTELS CORPORATION


The reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:



                                           1997    1996     1995
----------------------------            -------   -----    -----
Federal income tax rate                   35.0%    35.0     35.0
Increase (reduction) in taxes:
   State and local income taxes,
    net of Federal tax benefits            4.1      2.7      3.1
   Foreign taxes, net                       .5       .6      (.9)
   Goodwill amortization                   2.6       --       --
   Other                                   (.5)     1.4      (.8)
                                        -------   -----    -----
Effective tax rate                        41.7%    39.7     36.4
                                        -------   -----    -----
                                        -------   -----    -----

CAPITAL STOCK

Four hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 251 million were issued at December 31, 1997 and 1996, including treasury shares of two million in both periods. Authorized preferred stock includes 25 million shares of preferred stock with a par value of $1.00 per share. Fifteen million shares of 8% PRIDES convertible preferred stock were issued and outstanding at December 31, 1997 and 1996.

Generally, holders of PRIDES have the right to vote upon matters coming before any meeting of the holders of common stock on the basis of 4/5 of a vote for each share of PRIDES held. On October 3, 1999, each share of PRIDES mandatorily converts into 1.12 shares of common stock and the right to receive an amount in cash equal to any accrued and unpaid dividends thereon. At any time prior to October 3, 1999, unless previously redeemed, each share of PRIDES is convertible at the option of the holder into .92 of a share of common stock. The shares of PRIDES are not redeemable by the Company prior to October 3, 1998; thereafter, for a period of one year, each share of PRIDES is convertible at the option of the Company into .92 of a share of common stock.

Pursuant to the Company's stock repurchase program, during 1997 the Company repurchased 1.5 million shares, or 7.5 percent of the total authorized to be repurchased, for an aggregate purchase price of $40 million. The timing of the stock purchases are made at the discretion of the Company's management, subject to certain business and market conditions.

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

                      HILTON HOTELS CORPORATION

The Company applies APB Opinion 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated as follows:


(IN MILLIONS, EXCEPT
PER SHARE AMOUNTS)                   1997        1996        1995
----------------------            -------      ------      ------
Net Income
   As reported                       $250          82         173
   Pro forma                          239          75         172
Basic EPS
   As reported                        .95         .41         .90
   Pro forma                          .91         .38         .90
Diluted EPS
   As reported                        .94         .41         .89
   Pro forma                          .90         .38         .89


At December 31, 1997, 22 million shares of common stock were reserved for the exercise of options under the Company's 1990, 1996 and 1997 Stock Plans. Options may be granted to directors, salaried officers and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The 1990 and 1996 Stock Plans also permit the granting of Stock Appreciation Rights (SARs). No SARs have been granted as of December 31, 1997.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of one percent for each of the three years; expected volatility of 32, 27 and 18 percent; risk-free interest rates of 6.49, 6.33 and 7.58 percent and expected lives of 6 years for each of the three years.

A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                                        WEIGHTED
                                           OPTIONS       AVERAGE
                                       PRICE RANGE         PRICE        OPTIONS     AVAILABLE
                                       (PER SHARE)   (PER SHARE)    OUTSTANDING     FOR GRANT
---------------------------        ---------------  ------------   ------------   ------------
Balance at December 31, 1994        $ 7.09 - 17.41        $12.96      7,084,260       983,804
   Granted                           16.47 - 19.11         16.58        916,200      (916,200)
   Exercised                          7.09 - 17.41         10.01       (889,820)           --
   Cancelled                          9.53 - 17.41         16.43       (284,900)      278,900
                                   ---------------  ------------   ------------   -----------
Balance at December 31, 1995          7.36 - 19.11         13.68      6,825,740       346,504
   Authorized                                                                --    12,000,000
   Granted                           18.67 - 29.38         20.87      9,777,900    (9,777,900)
   Exercised                          7.36 - 19.11         11.13     (2,135,426)           --
   Cancelled                          7.41 - 26.95         17.33       (688,758)      653,158
                                   ---------------  ------------   ------------   -----------
Balance at December 31, 1996          7.36 - 29.38         18.99     13,799,456     3,221,762
   Authorized                                                                --     6,200,000
   Granted                           25.06 - 33.47         26.29      3,046,990    (3,046,990)
   Exercised                          7.41 - 25.50         14.64     (1,418,185)           --
   Cancelled                         11.73 - 26.95         21.79       (796,642)      795,892
                                   ---------------  ------------   ------------   -----------
Balance at December 31, 1997        $ 7.36 - 33.47        $20.79     14,631,619     7,170,664
                                   ---------------  ------------   ------------   -----------
                                   ---------------  ------------   ------------   -----------

                           HILTON HOTELS CORPORATION


The following table summarizes information about stock options outstanding at December 31, 1997:

                                      OPTIONS OUTSTANDING                               OPTION EXERCISABLE
                     -------------------------------------------------------    ---------------------------------
                                     WEIGHTED AVERAGE
RANGE OF                 NUMBER             REMAINING     WEIGHTED AVERAGE           NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE      OUTSTANDING      CONTRACTUAL LIFE       EXERCISE PRICE      EXERCISABLE        EXERCISE PRICE
----------------    -------------    ------------------   ------------------    -------------    ------------------
$ 7.36 - 17.41        2,599,169                  5.38               $14.91        1,923,819                $14.21
 18.67 - 18.67        6,000,000                  3.08                18.67        1,500,000                 18.67
 23.02 - 33.47        6,032,450                  8.35                25.43        1,836,075                 25.86
----------------    -------------    ------------------   ------------------    -------------    ------------------
$ 7.36 - 33.47       14,631,619                  5.66               $20.79        5,259,894                $19.55
----------------    -------------    ------------------   ------------------    -------------    ------------------
----------------    -------------    ------------------   ------------------    -------------    ------------------


Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan by which the Company is authorized to issue up to two million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.

Under provisions of Nevada, New Jersey and other gaming laws, and the Company's restated certificate of incorporation as amended, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental authorities. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

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

The following sets forth the funded status for the Basic Plan as of December 31, 1997 and 1996:


(IN MILLIONS)                                                                                    1997         1996
-------------------------------------------------------------------------------------------------------       ------
Actuarial present value of benefit obligation:
  Accumulated benefit obligation, including vested benefits of $(201) and $(194), respectively $(214)         (214)
                                                                                               --------       ------
                                                                                               --------       ------
  Projected benefit obligation for service rendered to date                                    $(214)         (214)
  Plan assets at fair value, primarily listed securities and temporary investments               242           199
                                                                                               --------       ------
  Projected benefit obligation less than (in excess of) plan assets                               28           (15)
  Unrecognized gain                                                                              (41)           --
                                                                                               --------       ------
Accrued pension cost                                                                           $ (13)          (15)
                                                                                               --------       ------
                                                                                               --------       ------
Pension cost includes the following components:
  Service cost                                                                                 $  --            12
  Interest cost on projected benefit obligation                                                   15            17
  Actual return on assets                                                                        (47)          (31)
  Net amortization                                                                                30             1
                                                                                               --------       ------
Net periodic cost before allocation                                                               (2)           (1)
  Cost allocated to managed properties                                                            --             2
                                                                                               --------       ------
Net periodic pension cost                                                                      $  (2)           (3)
                                                                                               --------       ------
                                                                                               --------       ------

                           HILTON HOTELS CORPORATION

Included in plan assets at fair value are equity securities of the Company of $35 million and $36 million at December 31, 1997 and 1996, respectively.

The following sets forth the funded status for the Supplemental Plans as of December 31, 1997 and 1996:


(IN MILLIONS)                                                                                    1997         1996
-------------------------------------------------------------------------------------------------------       ------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation, including vested benefits of $(17) and $(20), respectively  $(17)          (20)
                                                                                               --------       ------
                                                                                               --------       ------
   Projected benefit obligation for service rendered to date                                   $(17)          (20)
   Plan assets at fair value                                                                     12            14
                                                                                               --------       ------
   Projected benefit obligation in excess of plan assets                                         (5)           (6)
   Unrecognized net loss                                                                          1            --
                                                                                               --------       ------
Accrued pension cost                                                                           $ (4)           (6)
                                                                                               --------       ------
                                                                                               --------       ------
Pension cost includes the following components:
   Service cost                                                                                $ --             1
   Interest cost on projected benefit obligation                                                  1             2
   Actual return on assets                                                                       (1)           (1)
   Net amortization                                                                              (2)            2
                                                                                               --------       ------
Net periodic pension cost                                                                      $ (2)            4
                                                                                               --------       ------
                                                                                               --------       ------


The discount rate used in determining the actuarial present values of the projected benefit obligations was seven percent in 1997 and 1996, with the rate of increase in future compensation projected at five percent in 1996. The expected long-term rate of return on assets is eight percent.

A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $22 million, $12 million and $10 million in 1997, 1996 and 1995, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

The Company also has other employee investment plans whereby the Company contributes certain percentages of employee contributions. The cost of these plans is not significant.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides life insurance benefits to certain retired employees. Under terms of the plan covering such life insurance benefits, the Company reserves the right to change, modify or discontinue these benefits. The Company does not provide postretirement health care benefits to its employees. The cost of the benefits provided is not significant.

                           HILTON HOTELS CORPORATION


SEGMENTS OF BUSINESS


Financial data of the Company's business segments for the years ended December 31 are as follows:


(IN MILLIONS)                                    1997       1996       1995
-------------------------------------------------------    -------    -------
Depreciation and amortization(1)
   Hotels                                      $   91         63         57
   Gaming                                         207        111         78
   Corporate                                        2          4          7
                                               --------    -------    -------
Total                                          $  300        178        142
                                               --------    -------    -------
                                               --------    -------    -------
Capital expenditures(1)
   Hotels                                      $   88         46         54
   Gaming                                         434        190        124
   Corporate                                        9          6          8
                                               --------    -------    -------
Total                                          $  531        242        186
                                               --------    -------    -------
                                               --------    -------    -------
Assets
   Hotels                                      $2,054      1,958      1,571
   Gaming                                       5,561      5,269      1,380
   Corporate                                      211        360        492
                                               --------    -------    -------
Total                                          $7,826      7,587      3,443
                                               --------    -------    -------
                                               --------    -------    -------

(1)Excludes proportionate share of equity investments.


Supplemental hotels segment operating data for the years ended December 31 are as follows:


(IN MILLIONS)                                    1997       1996       1995
-------------------------------------------------------    -------    -------
Revenue
   Rooms                                       $1,580      1,473      1,324
   Food and beverage                              721        661        612
   Franchise fees                                  51         43         39
   Other products and services                    380        340        290
                                               --------    -------    -------
Total                                           2,732      2,517      2,265
                                               --------    -------    -------
Expenses
   Rooms                                          409        420        401
   Food and beverage                              545        507        475
   Other expenses, including remittances
      to owners                                 1,330      1,318      1,181
                                               --------    -------    -------
                                                2,284      2,245      2,057
                                               --------    -------    -------
Hotels operating income                        $  448        272        208
                                               --------    -------    -------
                                               --------    -------    -------

                           HILTON HOTELS CORPORATION

Supplemental gaming segment operating data for the years ended December 31 are as follows:



(IN MILLIONS)                                                 1997            1996           1995
--------------------------------------------------------------------         ------         ------
Revenue
   Rooms                                                    $  325              261            238
   Food and beverage                                           267              196            170
   Casino                                                    1,832              857            791
   Other products and services                                 160              109             91
                                                            --------          ------         -------
                                                             2,584            1,423          1,290
                                                            --------          ------         -------
Expenses
   Rooms                                                       115               88             83
   Food and beverage                                           231              167            150
   Casino                                                    1,000              466            400
   Other expenses, including remittances to owners           1,010              593            478
                                                            --------          ------         -------
                                                             2,356            1,314          1,111
                                                            --------          ------         -------
Gaming operating income                                     $  228              109            179
                                                            --------          ------         -------
                                                            --------          ------         -------


LEASES

The Company operates seven properties under noncancelable operating leases, all of which are for land only, having remaining terms up to 36 years. Upon expiration of four of the leases, the Company has renewal options of 25, 30, 30 and 40 years. Six leases require the payment of additional rentals based on varying percentages of revenue or income. Minimum lease commitments under noncancelable operating leases approximate $13 million annually through 2002 with an aggregate commitment of $186 million through 2033.

COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 1997, the Company had contractual commitments at its wholly owned or leased properties for major expansion and rehabilitation projects of approximately $450 million.

Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

                           HILTON HOTELS CORPORATION



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HILTON HOTELS CORPORATION:

We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Arthur Andersen LLP
Los Angeles, California
February 2, 1998

                           HILTON HOTELS CORPORATION



SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)



QUARTERLY FINANCIAL DATA


(DOLLARS IN MILLIONS,
EXCEPT PER SHARE
AMOUNTS AND            OCCUPANCY(1)                           OPERATING      NET     BASIC     DILUTED   DIVIDENDS     HIGH/LOW
STOCK PRICES)       HOTELS    GAMING    REVENUE    EBITDA(2)     INCOME   INCOME     EPS(3)     EPS(3)   PER SHARE   STOCK PRICE
-------------------------------------  ---------- ---------- ----------- --------   -------   --------- ----------- -------------
1997
1st Quarter          71.8%      87.2    $1,303          231        157       68        .26        .26      .08       30.00/24.00
2nd Quarter          78.5       87.8     1,360          278        203       93        .36        .34      .08       30.13/24.25
3rd Quarter          77.7       86.2     1,314          276        198       94        .36        .35      .08       34.06/26.75
4th Quarter          70.3       82.0     1,339          224         38       (5)      (.03)      (.03)     .08       35.81/26.06
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------
Year                 74.6%      85.8    $5,316        1,009        596      250        .95        .94      .32       35.81/24.00
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------
1996
1st Quarter          71.6%      88.7    $  957          127         79       37        .19        .19     .075       24.94/15.28
2nd Quarter          77.0       91.3     1,004          158        113       59        .30        .30     .075       30.50/23.50
3rd Quarter          76.8       88.7       943          148        101       54        .28        .27     .075       28.63/23.34
4th Quarter          71.7       84.0     1,036          144         36      (68)      (.33)      (.33)    .08       31.75/25.63
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------
Year                 74.3%      88.1    $3,940          577        329       82        .41        .41     .305       31.75/15.28
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------
                     -----      -----   -------      -------     ------    ------   --------   --------  -------     ------------

As of December 31, 1997, there were approximately 15,500 stockholders of record.

EBITDA(2)


(IN MILLIONS)                             YEAR ENDED DECEMBER 31, 1997                1996                1995
------------------------------------------------------------------------             ------             --------
EBITDA
  Hotels                                                       $   548                 392                 301
  Gaming                                                           539                 233                 267
  Corporate expense, net                                           (78)                (48)                (25)
                                                              ----------              ------            --------
  Total                                                        $ 1,009                 577                 543
                                                              ----------              ------            --------
                                                              ----------              ------            --------
Reconciliation to income before extraordinary items
  EBITDA                                                       $ 1,009                 577                 543
  Interest and dividend income                                      42                  38                  35
  Interest expense                                                (172)                (88)                (93)
  Interest expense, net, from equity investments                   (18)                (12)                (17)
  Depreciation and amortization(4)                                (319)               (225)               (188)
  Non-cash items                                                   (94)                (23)                 --
  Provision for income taxes                                      (187)               (106)               (102)
  Minority interest, net                                           (11)                 (5)                 (5)
                                                              ----------              ------            --------
  Income before extraordinary item                             $   250                 156                 173
                                                              ----------              ------            --------
                                                              ----------              ------            --------


(1) Properties owned or managed.

(2) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items.

(3) The sum of Basic and Diluted EPS for the four quarters may differ from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

(4) Includes proportionate share of equity investments.

                              HILTON HOTELS CORPORATION



FIVE YEAR SUMMARY



(DOLLARS IN MILLIONS, EXCEPT PER
SHARE AND AVERAGE RATE AMOUNTS)             YEAR ENDED DECEMBER 31, 1997        1996        1995        1994        1993
------------------------------------------------------------------------       -----       -----       -----       -----
OPERATING DATA

REVENUE
Hotels                                                         $   2,732       2,517       2,265       2,112       1,844
Gaming                                                             2,584       1,423       1,290       1,189       1,057
                                                               ----------    --------    --------    --------    --------
Total                                                          $   5,316       3,940       3,555       3,301       2,901
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

EBITDA(1)
Hotels                                                         $     548         392         301         240         199
Gaming                                                               539         233         267         244         234
Corporate expense, net                                               (78)        (48)        (25)        (23)        (22)
                                                               ----------    --------    --------    --------    --------
Total                                                          $   1,009         577         543         461         411
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

BASIC EARNINGS PER SHARE

Income before cumulative effect
  of accounting changes and
  extraordinary item                                           $     .95         .79         .90         .64         .54
Cumulative effect of accounting changes, net                          --          --          --          --         .02
Extraordinary loss, net                                               --        (.38)         --          --          --
                                                               ----------    --------    --------    --------    --------
Net income                                                     $     .95         .41         .90         .64         .56
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

DILUTED EARNINGS PER SHARE
Income before cumulative effect
  of accounting changes and
  extraordinary item                                           $     .94         .79         .89         .63         .53
Cumulative effect of accounting changes, net                          --          --          --          --         .02
Extraordinary loss, net                                               --        (.38)         --          --          --
                                                               ----------    --------    --------    --------    --------
Net income                                                     $     .94         .41         .89         .63         .55
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

GENERAL INFORMATION
OCCUPANCY(2)
Hotels                                                             74.6%        74.3        72.8        69.6        66.8
Gaming                                                             85.8%        88.1        86.3        87.4        86.2

AVERAGE RATES(2)
Hotels                                                         $  145.33      134.92      126.50      120.29      112.73
Gaming                                                         $   78.81       72.63       68.77       64.36       62.07

CASINO SQUARE FOOTAGE                                          1,040,000     937,000     626,000     526,000     435,000

NUMBER OF PROPERTIES AT YEAR END
Owned or partially owned hotels                                       32          31          33          33          33
Managed hotels                                                        27          28          24          24          26
Franchised hotels                                                    180         172         162         161         171
Owned, partially owned and managed
  casinos and hotel casinos                                           12          12           9           8           7
Wholly or partially owned riverboats                                   3           4           1           1          --
                                                               ----------    --------    --------    --------    --------
  Total                                                              254         247         229         227         237
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

AVAILABLE ROOMS AT YEAR END
Owned or partially owned hotels                                   23,799      23,092      24,098      24,098      24,151
Managed hotels                                                    15,779      16,776      15,096      15,686      15,940
Franchised hotels                                                 45,092      43,694      41,687      40,436      42,816
Wholly or partially owned casinos                                 17,590      17,612      12,782      12,080      12,045
                                                               ----------    --------    --------    --------    --------
  Total                                                          102,260     101,174      93,663      92,300      94,952
                                                               ----------    --------    --------    --------    --------
                                                               ----------    --------    --------    --------    --------

(1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items.

(2)  Properties owned or managed.

                            HILTON HOTELS CORPORATION


BOARD OF DIRECTORS

Stephen F. Bollenbach(1,4)
PRESIDENT AND CHIEF EXECUTIVE OFFICER

A. Steven Crown(2,3)
GENERAL PARTNER, HENRY CROWN
& COMPANY, CHICAGO, ILLINOIS -- DIVERSIFIED MANUFACTURING OPERATIONS AND REAL ESTATE VENTURES

Peter M. George(2,3)
GROUP CHIEF EXECUTIVE -- LADBROKE GROUP PLC, AND CHAIRMAN -- HILTON INTERNATIONAL, CO., HERTS, ENGLAND -- HOTEL AND GAMING COMPANY

Arthur M. Goldberg
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION, AND
PRESIDENT -- GAMING OPERATIONS

Barron Hilton(1,4)
CHAIRMAN

Eric M. Hilton
VICE CHAIRMAN EMERITUS

Dieter H. Huckestein
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION, AND PRESIDENT -- HOTEL OPERATIONS

Robert L. Johnson(2,3)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, BLACK ENTERTAINMENT TELEVISION -- CABLE PROGRAMMING SERVICES, AND CHAIRMAN AND CHIEF EXECUTIVE OFFICER, BET HOLDINGS, INC., WASHINGTON, D.C. -- DIVERSIFIED MEDIA HOLDING COMPANY

Donald R. Knab(1,2,3,4)
PRESIDENT, DONALD R. KNAB ASSOCIATES, INC., PONTE VEDRA BEACH, FLORIDA -- INVESTMENT ADVISORS

Benjamin V. Lambert(2,4)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, EASTDIL REALTY CO., L.L.C., NEW YORK -- REAL ESTATE INVESTMENT BANKERS

Donna F. Tuttle(2,3,4)
PRESIDENT, KORN TUTTLE CAPITAL GROUP, LOS ANGELES, CALIFORNIA -- FINANCIAL CONSULTING AND INVESTMENTS

Sam D. Young, Jr.(1,2,3)
RETIRED CHAIRMAN AND A DIRECTOR, TEXAS COMMERCE BANK, EL PASO, TEXAS, AND CHAIRMAN, TRANS-WEST ENTERPRISES, INC., EL PASO, TEXAS -- INVESTMENTS

 (1) MEMBERS OF THE EXECUTIVE COMMITTEE
 (2) MEMBERS OF THE AUDIT COMMITTEE
 (3) MEMBERS OF THE PERSONNEL AND
     COMPENSATION COMMITTEE
 (4) MEMBERS OF THE NOMINATING COMMITTEE

CORPORATE EXECUTIVE OFFICERS

Barron Hilton
CHAIRMAN

Stephen F. Bollenbach
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thomas E. Gallagher
EXECUTIVE VICE PRESIDENT
AND GENERAL COUNSEL

Arthur M. Goldberg
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION, AND PRESIDENT -- GAMING OPERATIONS

Matthew J. Hart
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Dieter H. Huckestein
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION, AND PRESIDENT -- HOTEL OPERATIONS

CORPORATE SENIOR OFFICERS

James M. Anderson
SENIOR VICE PRESIDENT --
LABOR RELATIONS AND
PERSONNEL ADMINISTRATION

Marc A. Grossman
SENIOR VICE PRESIDENT --
CORPORATE AFFAIRS

Robert M. La Forgia
SENIOR VICE PRESIDENT AND CONTROLLER

Scott A. LaPorta
SENIOR VICE PRESIDENT AND TREASURER

Ted Middleton, Jr.
SENIOR VICE PRESIDENT --
DEVELOPMENT AND FINANCE

Bernard J. Murphy
SENIOR VICE PRESIDENT --
CORPORATE COMPLIANCE

Patrick B. Terwilliger
SENIOR VICE PRESIDENT --
ARCHITECTURE AND CONSTRUCTION

SECRETARY

Cheryl L. Marsh
VICE PRESIDENT AND CORPORATE SECRETARY

CORPORATE INFORMATION

Executive Offices
WORLD HEADQUARTERS
9336 CIVIC CENTER DRIVE
BEVERLY HILLS, CALIFORNIA 90210
310.278.4321

Transfer Agent and Registrar for Common Stock and PRIDES
CHASEMELLON
SHAREHOLDER SERVICES, L.L.C.
85 CHALLENGER ROAD
OVERPECK CENTRE
RIDGEFIELD PARK, NEW JERSEY 07660
www.chasemellon.com
1.888.224.2751

Independent Public Accountants
ARTHUR ANDERSEN LLP

Form 10-K
STOCKHOLDERS WISHING TO RECEIVE A COPY OF THE COMPANY'S ANNUAL REPORT ON THE SECURITIES AND EXCHANGE COMMISSION'S FORM 10-K, EXCLUSIVE OF THE EXHIBITS THERETO, MAY DO SO WITHOUT CHARGE BY WRITING TO DIRECTOR -- INVESTOR RELATIONS, HILTON HOTELS CORPORATION, 9336 CIVIC CENTER DRIVE, BEVERLY HILLS, CALIFORNIA 90210.

Annual Meeting
THE ANNUAL MEETING OF STOCKHOLDERS
IS SCHEDULED TO BE HELD AT THE BEVERLY HILTON, 9876 WILSHIRE BOULEVARD, BEVERLY HILLS, CALIFORNIA, ON
MAY 7, 1998 AT 10:00 A.M.

Hotel Reservation Information
1.800.HILTONS

Visit our website at:
http://www.hilton.com