Form 10-K405, Exhibit 13
period 1998-12-31
HILTON HOTELS CORP
filed 1999-03-30
CIK 47580

                                                           FINANCIAL INFORMATION

-------------------------------------------------------------------------------------------------------------------------------
18                        24                       25                      26                        27
Management's Discussion   Consolidated             Consolidated            Consolidated               Consolidated Statements
and Analysis              Statements of Income     Balance Sheets          Statements of Cash Flow    of Stockholders' Equity



-------------------------------------------------------------------------------------------------------------------------------
28                        36                       37                      39
Notes to Consolidated     Report of Independent    Supplementary           Five Year Summary
Financial Statements      Public Accountants       Financial Information



          [PHOTO]                             [PHOTO]                                [PHOTO]


HILTON WASHINGTON & TOWERS       HILTON GARDEN INN RALEIGH-DURHAM      HILTON SAN DIEGO MISSION BAY RESORT


            17                                        Hilton Hotels Corporation

MD+A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On December 31, 1998, Hilton Hotels Corporation ("Hilton" or the "Company") completed a spin-off that split the Company's operations into two independent public corporations, one for conducting its hotel business and one for conducting its gaming business. Hilton has retained ownership of the hotel business. Hilton transferred the gaming business to a new corporation named Park Place Entertainment Corporation ("Park Place"), and distributed the stock of Park Place tax-free to Hilton stockholders on a one-for-one basis. As a result of the spin-off, Hilton's historical financial statements have been restated to reflect the gaming business as discontinued operations. The following discussion and analysis of financial condition and results of operations is that of Hilton's continuing operations.

FINANCIAL CONDITION

LIQUIDITY

Net cash provided by operating activities totaled $390 million and $229 million for the years ended December 31, 1998 and 1997, respectively. The increase was primarily attributable to continued strength at many of the Company's owned and partially owned full-service hotels and the benefit of cash flow from newly acquired hotel properties.

ACQUISITIONS AND CAPITAL SPENDING

Net cash used in investing activities was $1,062 million in 1998 compared to $60 million in 1997. The increase was due primarily to new hotel acquisitions and construction costs. In addition, the 1997 period reflects $123 million of cash proceeds from asset sales, primarily the sale of the Company's interest in the Conrad International Hong Kong. Expenditures required to complete acquisitions and capital spending programs in 1999 will be financed through available cash flows and general corporate borrowings.

  Growth in the hotel segment continues through selective acquisition of large full-service hotels in major market locations. In December 1997 and January 1998, the Company acquired the remaining interests in the Hilton Chicago & Towers, Hilton San Francisco & Towers, Hilton Washington & Towers, Hilton Rye Town and Capital Hilton from The Prudential Insurance Company of America ("Prudential"), thereby increasing the Company's ownership interest in each property to 100%.

  In January 1998, the Company purchased The Prospect Company's 92.5% ownership interest in the 458-room Hilton McLean Tysons Corner in McLean, Virginia located just outside Washington D.C., thereby increasing the Company's ownership interest to 100%. In March 1998, the Company purchased the 300-room Hilton Short Hills, a "Five Diamond" hotel located in Short Hills, New Jersey.

  In April 1998, the Company purchased the 407-room Westin Hotel in Charlotte, North Carolina (re-named the Hilton Charlotte & Towers) and the 395-room Hilton DFW Lakes Executive Conference Center at the Dallas-Ft. Worth International Airport. In July 1998, the Company purchased the 405-room Hilton East Brunswick & Towers in East Brunswick, New Jersey.

  In June 1998, the Company entered into an agreement with Prudential to restructure their joint venture ownership of the 2,545-room Hilton Hawaiian Village, and in September 1998, the Company increased its investment in the joint venture from 50% to 98%. In August 1998, the Company acquired a 75% interest in the 585-room Pointe Hilton Tapatio Cliffs Resort in Phoenix, Arizona.

  In December 1998, the Company purchased the 394-room Sheraton Grande Torrey Pines (re-named the Hilton La Jolla Torrey Pines). The Company leases the land underlying the hotel. The resort is located adjacent to two world-famous Torrey Pines Golf Courses along the Pacific Coast in La Jolla, California.

  The hotel acquisitions completed during 1998 totaled approximately $950 million, including the assumption of debt. Each of these acquisitions was completed at a discount to replacement cost. In February 1999, the Company acquired the 495-room Radisson Plaza Hotel at Mark Center in Alexandria, Virginia (re-named the Hilton Alexandria Mark Center) for approximately $52 million. The Company expects to make further acquisitions in 1999.

  The Company is currently renovating the Hilton New York & Towers. This project, which includes new restaurants, a state-of-the-art business/conference center, a world-class fitness facility and an exclusive Towers Lounge overlooking Manhattan, is expected to be completed in late 1999. Renovation and construction projects are also underway at the Hilton Seattle Airport and the Hilton Portland. The Seattle project includes renovating existing rooms and constructing a 222-room addition, while the Portland project involves construction of a 319-room tower addition. The Company is also in the process of constructing a new 600-room hotel at the center of Boston's Logan Airport and a 232-unit vacation ownership resort adjacent to the Las Vegas Hilton, both of which are expected to open in late 1999.

  In addition to an estimated $200 million in 1999 expenditures related to the aforementioned renovation and construction projects, the Company intends to spend approximately $140 million in 1999 on normal capital replacements, upgrades and compliance projects.

            18                                        Hilton Hotels Corporation

OTHER DEVELOPMENTS

The Company continues to improve its franchise business through the expansion of the Hilton Garden Inn product, the addition of high quality full-service properties and the removal of properties that do not meet the Company's standards. In 1998, 11 franchise contracts, representing some 3,300 rooms, were terminated. Ten full-service properties and approximately 3,200 rooms were added to the franchise system in 1998. The Company added nine Garden Inn properties in 1998, expects to open approximately 65 during 1999 and anticipates having 200 such franchise properties either open or under construction in 2000.

FINANCING

Long-term debt at December 31, 1998 totaled $3.0 billion, compared with $1.4 billion at December 31, 1997. The 1998 balance includes additional borrowings to fund acquisitions and capital expenditures and increased debt related to the restructuring of the Hilton Hawaiian Village joint venture. Cash provided by financing activities totaled $362 million in 1998 and cash used in financing activities totaled $15 million in 1997.

  The 1998 debt balance includes $625 million of long-term debt which, although allocated to Park Place under a debt assumption agreement, remains the legal obligation of Hilton. At the time of the spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1998 consolidated balance sheet. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or in certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of reimbursement.

  In order to facilitate the transfer of debt balances in connection with the spin-off, in December 1998 Park Place entered into a long-term credit facility and completed a senior subordinated note offering. Park Place used the proceeds from the new facility and note offering to repay $1,066 million of Hilton's commercial paper borrowings, representing an estimate of Park Place's share of the obligation. The distribution agreement entered into between Hilton and Park Place calls for a final reconciliation and allocation of certain debt and cash balances, as defined. The reconciliation resulted in an additional amount due Hilton from Park Place of $73 million. This balance is reflected in current assets in the accompanying 1998 consolidated balance sheet. A pro rata portion of Hilton's historical outstanding public and corporate bank debt balances and related interest expense has been allocated to Park Place for prior periods.

  By virtue of the aforementioned agreement with Prudential to restructure the joint venture ownership of the Hilton Hawaiian Village, effective June 1, 1998 the Company was deemed to control the joint venture, thus requiring consolidation of this previously unconsolidated entity. The agreement also called for the refinancing of the joint venture's existing debt under a new joint venture revolving credit facility. In accordance with the terms of the agreement, this new facility was used to borrow an additional $294 million which was loaned to a Prudential affiliate and subsequently redeemed to increase the Company's investment in the joint venture from 50% to 98%. The consolidation of the joint venture, which includes the total borrowings under the new facility, resulted in an increase in consolidated debt of $480 million.

  At December 31, 1998, $155 million of the aggregate commitment of the Company's five year $1.75 billion revolving credit facility was outstanding, leaving approximately $1.6 billion available to the Company at such date.

  In October 1997, the Company filed a shelf registration statement ("Shelf") with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. At December 31, 1998, available financing under the Shelf totaled $2.1 billion. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

  Pursuant to the Company's stock repurchase program, during the 1998 first quarter the Company repurchased 2.8 million shares of common stock, or 14 percent of the total authorized to be repurchased, for an aggregate purchase price of $81 million. The Company may, at any time, repurchase up to 15.7 million remaining shares authorized for repurchase pursuant to such program. The timing of stock repurchases are made at the discretion of the Company's management, subject to certain business and market conditions.

            19                                        Hilton Hotels Corporation

MD+A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In accordance with the terms of the indenture governing the Company's $500 million 5% Convertible Subordinated Notes due 2006, effective January 4, 1999, the conversion price was adjusted to $22.17, reflecting the gaming spin-off.

STOCKHOLDERS' EQUITY

Stockholders' equity totaled $187 million at December 31, 1998, reflecting the spin-off of the gaming operations. Dividends paid on common shares were $.32 per share in 1998 and 1997 and $.305 per share in 1996. Dividends are expected to be $.08 per share in 1999.

  In October 1998, 14.8 million shares of the Company's Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock were converted into 13.6 million shares of common stock.

RESULTS OF OPERATIONS

The following discussion presents an analysis of the Company's results of operations for the years ended December 31, 1998, 1997 and 1996. EBITDA (earnings before interest, taxes, depreciation, amortization and non-cash items) is presented supplementally in the tables below and in the discussion of operating results because management believes it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

FISCAL 1998 COMPARED WITH FISCAL 1997

OVERVIEW

A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1998 and 1997 is as follows:


(in millions, except per share amounts)               1998       1997     % Change
----------------------------------------------------------------------------------
Revenue                                            $ 1,769      1,475           20%
Operating income                                       464        395           17
Income from continuing operations                      188        183            3
Income from discontinued gaming operations             109         67           63
Net income                                             297        250           19
Basic EPS
  Income from continuing operations                $   .71        .68            4%
  Discontinued gaming operations                       .44        .27           63
                                                   -------------------------------
  Net income per share                             $  1.15        .95           21%
                                                   -------------------------------
                                                   -------------------------------
Diluted EPS
  Income from continuing operations                $   .71        .68            4%
  Discontinued gaming operations                       .41        .26           58
                                                   -------------------------------
  Net income per share                             $  1.12        .94           19%
                                                   -------------------------------
                                                   -------------------------------

Other Operating Data
--------------------
EBITDA
  Operations                                       $   660        561           18%
  Corporate expense, net                               (64)       (64)          --
                                                   -------------------------------
Total                                              $   596        497           20%
                                                   -------------------------------
                                                   -------------------------------

  The Company's continuing operations include the consolidated results of the Company's owned, partially owned and leased hotel assets. Consolidated results also include equity income from unconsolidated affiliates, management and franchise fees and earnings from vacation ownership operations. At December 31, 1998 the Company owned or partially owned ("owned"), managed and franchised 37, 24 and 188 hotel properties, respectively, totaling approximately 87,000 rooms worldwide.

  Total revenue for 1998 was $1.8 billion, an increase of 20 percent over 1997. EBITDA from operations was $660 million for 1998, an 18 percent increase compared to 1997, while total EBITDA was $596 million for 1998, a 20 percent increase over the prior year. Total operating income increased 17 percent to $464 million.

  The Company's results are significantly influenced by the operating performance of its owned portfolio of major market domestic full-service properties. Operating performance is primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate), the Company's ability to manage costs and the growth in the number of available rooms through acquisition and development. The Company's domestic owned hotels generated $544 million of EBITDA in 1998, with

            20                                        Hilton Hotels Corporation
comparable EBITDA increasing 11 percent over the prior year. EBITDA margins at these hotels improved two points to 34 percent. The comparable EBITDA increase improved to 17 percent when excluding the Hilton Hawaiian Village in Honolulu and the Hilton Waikoloa Village on the island of Hawaii, both of which continue to feel the effects of the Asian economic crisis. Occupancy in 1998 at comparable owned hotels declined 2.5 points to 75 percent, with the average rate increasing 8.3 percent to $166.47, resulting in a 4.8 percent improvement in revenue per available room ("RevPAR"). Without the Company's Hawaii operations, RevPAR for the year at this group of properties increased
7.1 percent.

  Combined EBITDA from the Waldorf-Astoria and the Hilton New York & Towers increased $24 million or 22 percent over the prior year. RevPAR gains of 10 and 11 percent, respectively, were driven by strong rate gains in both the leisure and individual business traveler ("IBT") segments. Combined EBITDA from the Hilton Chicago & Towers, the Hilton Chicago O'Hare Airport and the Palmer House Hilton increased $20 million or 26 percent over the prior year. All three properties maintained strong volume and achieved double-digit rate growth in the IBT segment. Combined EBITDA margins at these three Chicago properties averaged 35 percent, a five point increase from 1997. Results also benefited from a combined EBITDA increase of $11 million from the San Diego and San Francisco Hiltons. The San Diego property benefited from strong rate increases in all segments and a seven point improvement in EBITDA margin. The impact of reduced leisure demand at the Hilton San Francisco & Towers was offset by an increase in higher rate IBT room nights. EBITDA from the Hilton New Orleans Riverside & Towers increased $4 million or nine percent from the prior year. Occupied rooms at this property remained flat year over year, however decreased leisure volume was replaced with higher rate convention and IBT business. Growth was negatively impacted by results at the Hilton Hawaiian Village and the Hilton Waikoloa Village. On a comparable basis, EBITDA at these properties declined 13 percent and 12 percent, respectively.

  Acquisition activity, including increased ownership of properties which were previously partially owned and new property acquisitions, added $47 million of EBITDA in 1998. The Company acquired or increased its ownership interest in eight full-service domestic properties during 1998.

  Results from the Company's vacation ownership operations increased $6 million or 32 percent from the prior year, primarily due to strong interval sales at the Company's Orlando development. Total unit weeks sold increased 34 percent from the prior year. The Company expects the income contribution from its vacation ownership operations to increase in 1999 with the opening of a new development adjacent to the Las Vegas Hilton.

  Management and franchise fee revenue decreased $11 million in 1998 to $104 million. This decrease is attributable primarily to the acquisition of several previously managed properties during 1998, reduced management fees from the Conrad International Hong Kong, which was negatively impacted by economic conditions in Asia, and a $1 million decrease in initial and termination fees from franchise properties. Fee revenue is based primarily on operating revenue at managed properties and rooms revenue at franchised properties.

  Depreciation and amortization, including the Company's proportionate share of depreciation and amortization from its unconsolidated affiliates, increased $28 million in 1998 to $132 million due primarily to new acquisitions.

  Although the supply-demand balance in the Company's major markets generally remains favorable, future operating results could be adversely impacted by increased capacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher rates. Increases in transportation and fuel costs or sustained recessionary periods in the U.S. (affecting domestic travel) and internationally (affecting inbound travel from abroad) could also unfavorably impact future results. However, the Company believes that its financial strength and market presence will enable it to remain extremely competitive.

CORPORATE EXPENSE, NET

Corporate expense increased $2 million in 1998 to $67 million. The 1998 expense includes the Company's proportionate share of costs associated with the gaming spin-off totaling $13 million. The 1997 expense includes $25 million in costs related to the Company's efforts to acquire ITT Corporation ("ITT"). The 1997 costs were partially offset by a $10 million gain recognized on the sale of ITT stock previously purchased by the Company.

FINANCING ACTIVITIES

Interest and dividend income decreased $4 million compared with the prior year, primarily due to lower investment balances. Interest expense, net of amounts capitalized, increased $47 million reflecting higher debt levels due to acquisition activity during the year and a higher average cost of debt resulting from the Company issuing long-term notes to replace floating rate debt in 1997. Net interest expense from unconsolidated affiliates decreased $4 million, reflecting the mid-year consolidation of the Hilton Hawaiian Village.

INCOME TAXES

The effective income tax rate in 1998 increased to 40.5% from 39.5% in 1997. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes.

            21                                        Hilton Hotels Corporation

MD+A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996

OVERVIEW

A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1997 and 1996 is as follows:


(in millions, except per share amounts)               1997       1996    % Change
---------------------------------------------------------------------------------
Revenue                                             $1,475        947          56%
Operating income                                       395        237          67
Income from continuing operations                      183        120          53
Income (loss) from discontinued gaming operations       67        (38)         --
Net income                                             250         82         205
Basic EPS
  Income from continuing operations                 $  .68        .61          11%
  Discontinued gaming operations                       .27       (.20)         --
                                                    -----------------------------
  Net income per share                              $  .95        .41         132%
                                                    -----------------------------
                                                    -----------------------------
Diluted EPS
  Income from continuing operations                 $  .68        .61          11%
  Discontinued gaming operations                       .26       (.20)         --
                                                    -----------------------------
  Net income per share                              $  .94        .41         129%
                                                    -----------------------------
                                                    -----------------------------

Other Operating Data
--------------------
EBITDA
  Operations                                        $  561        401          40%
  Corporate expense, net                               (64)       (40)         60
                                                    -----------------------------
Total                                               $  497        361          38%
                                                    -----------------------------
                                                    -----------------------------

  Consolidated revenue increased 56 percent in 1997 to $1.5 billion. EBITDA from operations was $561 million for 1997, a 40 percent increase compared to 1996, while total EBITDA increased 38 percent in 1997 to $497 million. Operating income increased 67 percent to $395 million.

  Combined EBITDA from the Company's owned domestic properties totaled $454 million, with comparable EBITDA increasing 13 percent over the prior year. The EBITDA increase improved to 16 percent when excluding the Hilton Hawaiian Village. Occupancy in 1997 at comparable owned hotels was flat compared to 1996 at 77.8 percent, with the average rate increasing 8.7 percent to $153.18, resulting in a nine percent improvement in RevPAR. Excluding the Hilton Hawaiian Village, RevPAR for the year at this group of properties increased 10.2 percent.

  Combined EBITDA from the Waldorf-Astoria and the Hilton New York & Towers increased $22 million compared to 1996. Strong demand, particularly in the leisure and the higher rate IBT segments, contributed to a double-digit RevPAR increase at each of these two properties. Double-digit percentage gains in average room rates and RevPAR led the Hilton San Francisco & Towers to an $8 million or 25 percent increase in EBITDA compared to 1996. Increased convention volume at the Hilton Washington & Towers and strong IBT growth at the Capital Hilton led to a combined EBITDA increase of $8 million at these properties in 1997. Combined EBITDA from the Hilton Hawaiian Village, impacted by the poor economic conditions in Asia, and the Hilton New Orleans Riverside & Towers, impacted by the closure of the Flamingo Casino-New Orleans and a weak city-wide convention year, was even with the prior year.

  Acquisition activity, including increased ownership of properties which were previously partially owned and new property acquisitions, added $67 million of EBITDA in 1997. The Company acquired or increased its ownership interest in seven full-service domestic properties in late 1996 and 1997.

  Management and franchise fee revenue increased $10 million in 1997 to $115 million. Initial and termination fees from franchise properties increased $3 million.

  Depreciation and amortization, including the Company's proportionate share of depreciation and amortization from its unconsolidated affiliates, increased $2 million in 1997 to $104 million.

  Hotel results were adversely effected by $25 million of non-recurring charges ($22 million non-cash) in 1996. These charges included the write-down of certain investments and notes receivable to estimated fair market value.

CORPORATE EXPENSE, NET

Corporate expense increased $22 million in 1997 to $65 million. The 1997 expense includes net costs related to the Company's efforts to acquire ITT and increased costs associated with the Company's development of its Hilton Garden Inn product.

FINANCING ACTIVITIES

Interest and dividend income decreased $9 million compared with the prior year. Interest expense, net of amounts capitalized, increased $38 million primarily due to acquisition activity in late 1996 and early 1997. Net interest expense from unconsolidated affiliates increased $1 million over 1996.

INCOME TAXES

The effective income tax rate in 1997 was 39.5% compared to 38.7% in 1996.

OTHER MATTERS

YEAR 2000

The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by its computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

            22                                        Hilton Hotels Corporation

  The Company has a Year 2000 program, the objective of which is to determine and assess the risks of the Year 2000 issue, and plan and institute mitigating actions to minimize those risks. The Company's standard for compliance requires that for a computer system or business process to be Year 2000 compliant, it must be designed to operate without error in date and date-related data prior to, on and after January 1, 2000. The Company expects to be fully Year 2000 compliant with respect to all significant business systems prior to December 31, 1999.

  The Company's various project teams are focusing their attention in the following major areas:

INFORMATION TECHNOLOGY ("IT") SYSTEMS

Information technology systems account for much of the Year 2000 work and include all computer systems and technology managed by the Company. The Company has assessed these core systems, has plans in place, and is undertaking to test and implement changes where required. The Company has not yet identified any significant remediation. The Company has contacted appropriate vendors and suppliers as to their Year 2000 compliance and their deliverables have been factored into the Company's plans.

NON-IT SYSTEMS

The Company has completed an inventory of all property level non-IT systems (including elevators, electronic door locks, etc.). The Company has assessed the majority of these non-IT systems, has plans in place, and is undertaking to test and implement changes where required. The Company has contacted appropriate vendors and suppliers as to their Year 2000 compliance and their deliverables have been factored into the Company's plans.

SUPPLIERS

The Company is communicating with its significant suppliers to understand their Year 2000 issues and how they might prepare themselves to manage those issues as they relate to the Company. To date, no significant supplier has informed the Company that a material Year 2000 issue exists which will have a material effect on the Company.

  During 1999, the Company will continually review its progress against its Year 2000 plans and determine what contingency plans are appropriate to reduce its exposure to Year 2000 related issues.

  Based on the Company's current assessment, the costs of addressing potential problems are expected to be less than $3 million. However, if the Company is unable to resolve its Year 2000 issues, contingency plans to update existing systems (i.e., reservation, payroll, etc.) are in place for which the Company expects the cost, if any, to be an additional $3 million. If the Company's customers or vendors identify significant Year 2000 issues in the future and are unable to resolve such issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 1998, the AICPA issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that all nongovernmental entities expense costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and requires the write-off of any unamortized balances upon implementation. SOP 98-5 is effective for financial statements issued for periods beginning after December 15, 1998. The Company will adopt SOP 98-5 in the first quarter of 1999. Adoption of the SOP is not expected to have a material impact on the 1999 results of operations.

OTHER

Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this report, including without limitation, those set forth under the captions "Financial Overview," "Financial Condition," "Results of Operations," and "Other Matters," and statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

  The words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, including those identified above under "Results of Operations" and those in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 under the captions "Additional Information - Business Risks," and "Competition," the effect of economic conditions, and customer demand, which could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained.

            23                                        Hilton Hotels Corporation

CONSOLIDATED
STATEMENTS
OF INCOME


(in millions, except per share amounts)                     Year Ended December 31, 1998        1997        1996
----------------------------------------------------------------------------------------------------------------
REVENUE
Rooms                                                                            $   952         779         441
Food and beverage                                                                    414         326         188
Management and franchise fees                                                        104         115         105
Other revenue                                                                        299         255         213
                                                                                 -------------------------------
                                                                                   1,769       1,475         947
                                                                                 -------------------------------

EXPENSES
Rooms                                                                                237         205         127
Food and beverage                                                                    315         254         147
Other expenses                                                                       686         556         393
Corporate expense, net                                                                67          65          43
                                                                                 -------------------------------
                                                                                   1,305       1,080         710
                                                                                 -------------------------------

OPERATING INCOME                                                                     464         395         237
Interest and dividend income                                                          13          17          26
Interest expense                                                                    (137)        (90)        (52)
Interest expense, net, from unconsolidated affiliates                                 (4)         (8)         (7)
                                                                                 -------------------------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                     336         314         204
Provision for income taxes                                                           136         124          79
Minority interest, net                                                                12           7           5
                                                                                 -------------------------------
INCOME FROM CONTINUING OPERATIONS                                                    188         183         120
Income (loss) from discontinued gaming operations,
   net of tax provision (benefit) of $111, $63 and $(25)                             109          67         (38)
                                                                                 -------------------------------
NET INCOME                                                                       $   297         250          82
                                                                                 -------------------------------
                                                                                 -------------------------------

Change in unrealized gains and losses, net of tax                                    (19)          7          11
                                                                                 -------------------------------
Comprehensive income                                                             $   278         257          93
                                                                                 -------------------------------
                                                                                 -------------------------------

BASIC EARNINGS PER SHARE
Income from continuing operations                                                $   .71         .68         .61
Discontinued gaming operations                                                       .44         .27        (.20)
                                                                                 -------------------------------
Net income per share                                                             $  1.15         .95         .41
                                                                                 -------------------------------
                                                                                 -------------------------------

DILUTED EARNINGS PER SHARE
Income from continuing operations                                                $   .71         .68         .61
Discontinued gaming operations                                                       .41         .26        (.20)
                                                                                 -------------------------------
Net income per share                                                             $  1.12         .94         .41
                                                                                 -------------------------------
                                                                                 -------------------------------

See notes to consolidated financial statements

            24                                        Hilton Hotels Corporation

CONSOLIDATED
BALANCE SHEETS


(in millions)                                                                      December 31, 1998        1997
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents                                                                        $     47           5
Accounts receivable, net of allowance of $12 and $6, respectively                                204         155
Receivable from discontinued gaming operations                                                    73          --
Inventories                                                                                       54          39
Deferred income taxes                                                                             48          31
Other current assets                                                                              43          32
                                                                                            --------------------
   Total current assets                                                                          469         262

INVESTMENTS, PROPERTY AND OTHER ASSETS
Investments                                                                                      262         233
Long-term receivable                                                                             625          --
Property and equipment, net                                                                    2,483       1,373
Net assets of discontinued gaming operations                                                      --       3,381
Other assets                                                                                     105          29
                                                                                            --------------------
   Total investments, property and other assets                                                3,475       5,016
                                                                                            --------------------
TOTAL ASSETS                                                                                $  3,944       5,278
                                                                                            --------------------
                                                                                            --------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                                                       $    410         268
Current maturities of long-term debt                                                              62          31
Income taxes payable                                                                              34           9
                                                                                            --------------------
   Total current liabilities                                                                     506         308

Long-term debt                                                                                 3,037       1,437
Deferred income taxes                                                                             65          36
Insurance reserves and other                                                                     149         114
                                                                                            --------------------
   Total liabilities                                                                           3,757       1,895

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
8% PRIDES convertible preferred stock                                                             --          15
Common stock, 261 and 249 shares outstanding, respectively                                       663         628
Additional paid-in capital                                                                        --       1,759
Retained (deficit) earnings                                                                     (347)      1,040
Other                                                                                             --          11
                                                                                            --------------------
                                                                                                 316       3,453

Less treasury stock, at cost                                                                     129          70
                                                                                            --------------------
   Total stockholders' equity                                                                    187       3,383
                                                                                            --------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $  3,944       5,278
                                                                                            --------------------
                                                                                            --------------------

See notes to consolidated financial statements

            25                                        Hilton Hotels Corporation

CONSOLIDATED
STATEMENTS
OF CASH FLOW


(in millions)                                               Year Ended December 31, 1998        1997        1996
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                       $   297         250          82
Adjustments to reconcile net income to net cash provided by operating activities:
   (Income) loss from discontinued gaming operations                                (109)        (67)         38
   Depreciation and amortization                                                     125          93          67
   Non-cash items                                                                     --          (2)         22
   Amortization of loan costs                                                          2           1           1
   Change in working capital components:
      Inventories                                                                    (15)         10         (42)
      Accounts receivable                                                            (42)          5         (44)
      Other current assets                                                           (17)         (5)         (8)
      Accounts payable and accrued expenses                                          124           4         135
      Income taxes payable                                                            25           4          (8)
   Change in deferred income taxes                                                     9         (63)        (11)
   Change in other liabilities                                                         5         (46)        (10)
   Unconsolidated affiliates' distributions (less than) in excess of earnings        (17)          6          37
   Other                                                                               3          39          26
                                                                                 -------------------------------
Net cash provided by operating activities                                            390         229         285
                                                                                 -------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                                (171)        (93)        (49)
Additional investments                                                               (98)        (97)        (53)
Change in temporary investments                                                       --          25          53
Proceeds from asset sales                                                             --         123          --
Payments on notes and other                                                           49          49           1
Acquisitions, net of cash acquired                                                  (842)        (67)       (432)
                                                                                 -------------------------------
Net cash used in investing activities                                             (1,062)        (60)       (480)
                                                                                 -------------------------------
FINANCING ACTIVITIES
Change in commercial paper borrowings and revolving loans                            355      (1,218)      1,041
Long-term borrowings                                                                 400       1,393         492
Reduction of long-term debt                                                         (247)        (95)     (1,457)
Issuance of common stock                                                              25          38          31
Purchase of common stock                                                             (81)        (40)         --
Cash dividends                                                                       (90)        (93)        (60)
                                                                                 -------------------------------
Net cash provided by (used in) financing activities                                  362         (15)         47
                                                                                 -------------------------------
Net transfers from (to) discontinued gaming operations                               352        (191)       (110)
                                                                                 -------------------------------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                           42         (37)       (258)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                              5          42         300
                                                                                 -------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                              $    47           5          42
                                                                                 -------------------------------
                                                                                 -------------------------------

See notes to consolidated financial statements

            26                                        Hilton Hotels Corporation

CONSOLIDATED
STATEMENTS
OF STOCKHOLDERS'
EQUITY

                                            8% PRIDES
                                          Convertible              Additional   Retained
                                            Preferred      Common     Paid-in  (Deficit)                Treasury
(in millions, except per share amounts)         Stock       Stock     Capital   Earnings       Other       Stock
----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                       $ --         494          --        909          (7)       (142)
Exercise of stock options                          --          --          --         --          --          31
Bally acquisition                                  15         133       1,735         --          --          --
Cumulative translation adjustment,
   net of deferred tax                             --          --          --         --           6          --
Change in unrealized gain/loss on marketable
   securities, net of deferred tax                 --          --          --         --           5          --
Deferred compensation                              --          --          10         --          --          --
Net income                                         --          --          --         82          --          --
Dividends ($.305 per share)                        --          --          --        (60)         --          --
                                                 ---------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                         15         627       1,745        931           4        (111)
Issuance of common stock                           --           1           4         --          --           5
Exercise of stock options                          --          --          --        (48)         --          76
Treasury stock acquired                            --          --          --         --          --         (40)
Cumulative translation adjustment,
   net of deferred tax                             --          --          --         --          (4)         --
Change in unrealized gain/loss on marketable
   securities, net of deferred tax                 --          --          --         --          11          --
Deferred compensation                              --          --          10         --          --          --
Net income                                         --          --          --        250          --          --
Dividends
   PRIDES ($.89 per share)                         --          --          --        (13)         --          --
   Common ($.32 per share)                         --          --          --        (80)         --          --
                                                 ---------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                         15         628       1,759      1,040          11         (70)
Issuance of common stock                           --           1          10         --          --          --
Exercise of stock options                          --          --          --         (8)         --          22
Treasury stock acquired                            --          --          --         --          --         (81)
Conversion of PRIDES                              (15)         34         (19)        --          --          --
Cumulative translation adjustment,
   net of deferred tax                             --          --          --         --          (9)         --
Change in unrealized gain/loss on marketable
   securities, net of deferred tax                 --          --          --         --         (10)         --
Deferred compensation                              --          --          10         --          --          --
Net income                                         --          --          --        297          --          --
Dividends
   PRIDES ($.67 per share)                         --          --          --        (10)         --          --
   Common ($.32 per share)                         --          --          --        (80)         --          --
Spin-off of Park Place
   Entertainment Corporation                       --          --      (1,760)    (1,586)          8          --
                                                 ---------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                       $ --         663          --       (347)         --        (129)
                                                 ---------------------------------------------------------------
                                                 ---------------------------------------------------------------

See notes to consolidated financial statements

            27                                        Hilton Hotels Corporation

NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998

BASIS OF PRESENTATION AND ORGANIZATION

On December 31, 1998, Hilton Hotels Corporation ("Hilton" or the "Company") completed a spin-off that split the Company's operations into two independent public corporations per an agreement dated June 30, 1998, one for conducting its hotel business and one for conducting its gaming business. Hilton retained ownership of the hotel business. Hilton transferred the gaming business to a new corporation named Park Place Entertainment Corporation ("Park Place") and distributed the stock of Park Place tax-free to Hilton stockholders on a one-for-one basis. As a result of the spin-off, Hilton's financial statements reflect the gaming business as discontinued operations. Also on December 31, 1998, immediately following the spin-off, Park Place acquired, by means of a merger, the Mississippi Gaming Business of Grand Casinos, Inc. ("Grand").

  Hilton is primarily engaged in the ownership, management and development of hotels, resorts and vacation ownership properties and the franchising of lodging properties. Hilton operates in select markets throughout the world, predominately in the United States.

SPIN-OFF OF GAMING OPERATIONS

As discussed above, on December 31, 1998, the Company completed a spin-off of its gaming operations. Accordingly, results of operations and cash flows of Park Place have been reported as discontinued operations for all periods presented in the consolidated financial statements of Hilton. The consolidated balance sheet as of December 31, 1997 also reflects the Company's gaming business as discontinued operations. Summarized financial information of the discontinued operations is presented in the following tables:

  Net assets of discontinued gaming operations:


(in millions)                                                                 1997
----------------------------------------------------------------------------------
Current assets                                                             $   450
Current liabilities                                                            334
                                                                           -------
  Net current assets                                                           116
Property and equipment, net                                                  3,621
Other assets                                                                 1,559
Long-term debt, including allocated debt                                     1,272
Other liabilities and deferred taxes                                           643
                                                                           -------
  Net assets of discontinued gaming operations                              $3,381
                                                                           -------
                                                                           -------

  Income (loss) from discontinued gaming operations:


(in millions)                                         1998       1997         1996
----------------------------------------------------------------------------------
Revenues                                            $2,295      2,145          958
Costs and expenses                                   1,993      1,944          866
                                                    ------------------------------
  Operating income                                     302        201           92
Net interest expense                                    79         67           29
                                                    ------------------------------
  Income before income taxes and minority interest     223        134           63
Provision for income taxes                             111         63           27
Minority interest, net                                   3          4           --
                                                    ------------------------------
Income before extraordinary item                       109         67           36
Extraordinary loss on extinguishment of debt,
  net of tax benefit of $52                             --         --          (74)
                                                    ------------------------------
Income (loss) from discontinued gaming operations  $   109         67          (38)
                                                    ------------------------------
                                                    ------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority owned and controlled subsidiaries. The Company adopted EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements" in the fourth quarter of 1998, and, as a result, no longer consolidates the operating results and working capital of affiliates operated under long-term management agreements. Application of EITF 97-2 reduced each of revenues and operating expenses by $1.3 billion and $1.6 billion for the years ended December 31, 1997 and 1996, respectively. Application of the standard reduced each of current assets and current liabilities by $240 million at December 31, 1997. Application of EITF 97-2 had no impact on reported operating income, net income, earnings per share or stockholders' equity.

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

            28                                        Hilton Hotels Corporation

CURRENCY TRANSLATION

Assets and liabilities denominated in most foreign currencies are translated into U.S. dollars at year-end exchange rates and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions are included in earnings.

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

  Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 40 years for buildings and eight years for building improvements and furniture and equipment.

  The carrying value of the Company's assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized in the income statement using a fair value based model.

PRE-OPENING COSTS

Costs associated with the opening of new properties or major additions to properties are deferred and amortized over the shorter of the period benefited or one year. In April 1998, the AICPA issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that all nongovernmental entities expense costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and requires the write-off of any unamortized balances upon implementation. SOP 98-5 is effective for financial statements issued for periods beginning after December 15, 1998. The Company will adopt SOP 98-5 in the first quarter of 1999. Adoption of the SOP is not expected to have a material impact on the 1999 results of operations.

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

EARNINGS PER SHARE ("EPS")

Basic EPS is computed by dividing net income available to common stockholders (net income less preferred dividends of $10 million in 1998 and $13 million in 1997) by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 1998, 1997 and 1996 were 250 million, 250 million and 197 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities increased the weighted average number of common shares by 28 million, 31 million and 12 million for 1998, 1997 and 1996, respectively. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was $15 million, $15 million and $9 million for 1998, 1997 and 1996, respectively.

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

RECLASSIFICATIONS

The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1998. These classifications have no effect on net income.

            29                                        Hilton Hotels Corporation

NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTORIES

Included in inventories at December 31, 1998 and 1997 are unsold intervals at the Company's vacation ownership properties of $42 million and $32 million, respectively. Inventories are valued at the lower of cost or estimated net realizable value.

INVESTMENTS

Investments at December 31, 1998 and 1997 are as follows:


(in millions)                                                    1998         1997
----------------------------------------------------------------------------------
Equity investments
  Hotels (seven in 1998, eight in 1997)                         $  33           52
  Other                                                            58           41
Vacation ownership notes receivable                               107           86
Other notes receivable                                             40           19
Marketable securities                                              24           35
                                                                ------------------
Total                                                           $ 262          233
                                                                ------------------
                                                                ------------------

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1998 and 1997 are as follows:


(in millions)                                                    1998         1997
----------------------------------------------------------------------------------
Land                                                          $   379          166
Buildings and leasehold improvements                            2,296        1,546
Furniture and equipment                                           540          384
Property held for sale or development                              37           39
Construction in progress                                           71           18
                                                              --------------------
                                                                3,323        2,153
  Less accumulated depreciation                                   840          780
                                                              --------------------
Total                                                          $2,483        1,373
                                                              --------------------
                                                              --------------------

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 1998 and 1997 are as follows:


(in millions)                                                    1998         1997
----------------------------------------------------------------------------------
Accounts and notes payable                                       $128           87
Accrued compensation and benefits                                  63           44
Other accrued expenses                                            219          137
                                                                 -----------------
Total                                                            $410          268
                                                                 -----------------
                                                                 -----------------

LONG-TERM DEBT

Long-term debt at December 31, 1998 and 1997 is as follows:


(in millions)                                                                 1998       1997
---------------------------------------------------------------------------------------------
Industrial development revenue bonds at adjustable rates, due 2015        $     82         82
Senior notes, with an average rate of 7.6%, due 2001 to 2017                 1,117      1,174
Senior notes, with an average rate of 7.2%, due 2002 to 2004                   625        623
Mortgage notes, 5.9% to 8.4%, due 1999 to 2016                                 145        116
5% Convertible subordinated notes due 2006                                     492        491
Commercial paper                                                                --        280
Revolving loans                                                                635         --
Other                                                                            3          8
Debt allocated to discontinued gaming operations                                --     (1,306)
                                                                          -------------------
                                                                             3,099      1,468
  Less current maturities                                                       62         31
                                                                          -------------------
Net long-term debt                                                        $  3,037      1,437
                                                                          -------------------
                                                                          -------------------

  Interest paid, net of amounts capitalized, was $130 million, $74 million and $55 million in 1998, 1997 and 1996, respectively. Capitalized interest amounted to $4 million and $2 million in 1998 and 1997, respectively. No interest was capitalized in 1996.

            30                                        Hilton Hotels Corporation

Debt maturities during the next five years are as follows:


(in millions)
----------------------------------------------------------------------------------
1999                                                                         $  62
2000                                                                            53
2001                                                                           170
2002                                                                           572
2003                                                                           483


  In order to equalize the indebtedness between Hilton and Park Place at the time of the spin-off, pro forma for the merger of Park Place and Grand, Hilton and Park Place agreed to an allocation of the December 31, 1998 debt balances and entered into a debt assumption agreement. Pursuant to the debt assumption agreement, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1998 consolidated balance sheet. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of such reimbursement.

  In order to facilitate the transfer of debt balances in connection with the spin-off, in December 1998 Park Place entered into a long-term credit facility and completed a senior subordinated note offering. Park Place used the proceeds from the new facility and note offering to repay $1,066 million of Hilton's commercial paper borrowings, representing an estimate of Park Place's share of the obligation. The distribution agreement entered into between Hilton and Park Place calls for a final reconciliation and allocation of certain debt and cash balances, as defined. The reconciliation resulted in an additional amount due Hilton from Park Place of $73 million. This balance is reflected in current assets in the accompanying consolidated financial statements. A pro rata portion of Hilton's historical outstanding public and corporate bank debt balances and related interest expense has been allocated to Park Place for prior periods.

  By virtue of an agreement with Prudential to restructure the joint venture ownership of the Hilton Hawaiian Village, effective June 1, 1998 the Company was deemed to control the joint venture, thus requiring consolidation of this previously unconsolidated entity. The agreement also called for the refinancing of the joint venture's existing debt under a new joint venture revolving credit facility. In accordance with the terms of the agreement, this new facility was used to borrow an additional $294 million which was loaned to a Prudential affiliate and subsequently redeemed to increase the Company's investment in the joint venture from 50% to 98%. The consolidation of the joint venture, which includes the total borrowings under the new facility, resulted in an increase in consolidated debt of $480 million.

  During 1996, the Company entered into a long-term revolving credit facility with an aggregate commitment of $1.75 billion, which expires in 2001. At December 31, 1998, $155 million was outstanding, leaving approximately $1.6 billion of the revolving credit facility available to the Company at such date. Borrowings will generally bear interest at the London Interbank Offered Rate ("LIBOR") plus a spread based on the Company's public debt rating or a leverage ratio. The all in cost of borrowings under the facility was approximately LIBOR plus 60 basis points as of December 31, 1998.

  In October 1997, the Company filed a shelf registration statement ("Shelf") with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. At December 31, 1998, available financing under the Shelf totaled $2.1 billion. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

  In accordance with the terms of the indenture governing the Company's $500 million 5% Convertible Subordinated Notes due 2006, effective January 4, 1999, the conversion price was adjusted to $22.17, reflecting the gaming spin-off.

  Provisions under various loan agreements require the Company to comply with certain financial covenants which include limiting the amount of outstanding indebtedness.

FINANCIAL INSTRUMENTS

CASH EQUIVALENTS AND LONG-TERM MARKETABLE SECURITIES

The fair value of cash equivalents and long-term marketable securities is estimated based on the quoted market price of the investments.

            31                                        Hilton Hotels Corporation

NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:


                                                             1998                    1997
-----------------------------------------------------------------------------------------
                                             Carrying        Fair   Carrying         Fair
(in millions)                                  Amount       Value     Amount        Value
-----------------------------------------------------------------------------------------
Cash and equivalents and long-term
  marketable securities                      $     71          71         40           40
Long-term debt (including current maturities)   3,099       3,123      1,468        1,517


INCOME TAXES

The provisions for income taxes for the three years ended December 31 are as follows:


(in millions)                                         1998       1997         1996
----------------------------------------------------------------------------------
Current
  Federal                                            $  98        168           66
  State, foreign and local                              31         34           18
                                                     -----------------------------
                                                       129        202           84
Deferred                                                 7        (78)          (5)
                                                     -----------------------------
Total                                                $ 136        124           79
                                                     -----------------------------
                                                     -----------------------------

  During 1998, 1997 and 1996 the Company paid income taxes, including amounts paid on behalf of the discontinued gaming operations, of $165 million, $150 million and $83 million, respectively.

  The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows:


(in millions)                                                    1998        1997
---------------------------------------------------------------------------------
Deferred tax assets
  Accrued expenses                                              $   2            8
  Self-insurance and other reserves                                26           29
  Benefit plans                                                    23            6
  Pre-opening costs                                                11           --
  Foreign tax credit carryovers (expire beginning in 2000)         21            3
  Disposition of assets                                            24           30
  Other                                                             4           --
                                                                ------------------
                                                                  111           76
Valuation allowance                                                (3)          (3)
                                                                ------------------
                                                                  108           73
                                                                ------------------

Deferred tax liabilities
  Fixed assets, primarily depreciation                            (30)         (14)
  Equity investments                                              (80)         (59)
  Other                                                           (15)          (5)
                                                                ------------------
                                                                 (125)         (78)
                                                                ------------------

Net deferred tax liability                                     $  (17)          (5)
                                                                ------------------
                                                                ------------------

   The reconciliation of the Federal income tax rate to the Company's effective tax rate is as follows:

                                                                   1998       1997         1996
-----------------------------------------------------------------------------------------------
Federal income tax rate                                            35.0%      35.0         35.0
Increase (reduction) in taxes
  State and local income taxes, net of Federal tax benefits         4.2        4.0          3.9
  Foreign taxes, net                                                 --         .4           .3
  Spin-off costs                                                     .8         --           --
  Other                                                              .5         .1          (.5)
                                                                   ----------------------------
Effective tax rate                                                 40.5%      39.5         38.7
                                                                   ----------------------------
                                                                   ----------------------------

            32                                        Hilton Hotels Corporation

STOCKHOLDERS' EQUITY

Four hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 265 million and 251 million were issued at December 31, 1998 and 1997, respectively, including treasury shares of four million and two million in 1998 and 1997, respectively. Authorized preferred stock includes 25 million shares of preferred stock with a par value of $1.00 per share. In October 1998, 15 million shares of 8% PRIDES convertible preferred stock were converted into 14 million shares of common stock. Fifteen million shares of 8% PRIDES were issued and outstanding at December 31, 1997; no preferred shares were issued or outstanding at December 31, 1998.

  To reflect the spin-off of the gaming business, the $3.3 billion book value of net assets of discontinued gaming operations as of December 31, 1998 was charged against the Company's retained earnings and additional paid-in capital.

  The Company's Board of Directors has approved the repurchase by the Company of up to 20 million shares of its common stock pursuant to a stock repurchase program. The timing of the stock purchases are made at the discretion of the Company's management. At December 31, 1998, the Company had repurchased 4.3 million shares or 22 percent of the total authorized to be repurchased. The Company may at any time repurchase up to 15.7 million of the remaining shares authorized for repurchase.

  The Company has a Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until July 2008 unless they are terminated, exercised or redeemed.

  The Company applies APB Opinion 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


(in millions, except per share amounts)               1998       1997         1996
----------------------------------------------------------------------------------
Income from continuing operations                    $ 183        178          116
Discontinued gaming operations                          92         61          (41)
                                                     -----------------------------
Net income                                           $ 275        239           75
                                                     -----------------------------
                                                     -----------------------------
Basic EPS
  Income from continuing operations                  $ .69        .66          .59
  Discontinued gaming operations                       .37        .25         (.21)
                                                     -----------------------------
Net income                                           $1.06        .91          .38
                                                     -----------------------------
                                                     -----------------------------
Diluted EPS
  Income from continuing operations                  $ .69        .66          .59
  Discontinued gaming operations                       .35        .24         (.21)
                                                     -----------------------------
  Net income                                         $1.04        .90          .38
                                                     -----------------------------
                                                     -----------------------------

At December 31, 1998, 33 million shares of common stock were reserved for the exercise of options under the Company's Stock Incentive Plans. Options may be granted to salaried officers, directors and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The Stock Incentive Plans also permit the granting of Stock Appreciation Rights ("SARs"). No SARs have been granted as of December 31, 1998.

  On December 31, 1998, the effective date of the spin-off, all outstanding options under the Stock Incentive Plans were adjusted to represent options to purchase an equivalent number of shares of Hilton common stock and shares of Park Place common stock. The exercise price for options to purchase Hilton common stock were adjusted based on relative values of Hilton and Park Place common stock at the date the Company's stock began trading on an ex-dividend basis.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of one percent for each of the three years; expected volatility of 34, 32 and 27 percent; risk-free interest rates of 5.51, 6.49 and 6.33 percent and expected lives of six years for each of the three years.

            33                                        Hilton Hotels Corporation

NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:


                                                 Weighted
                                      Options     Average
                                  Price Range       Price       Options     Available
                                  (per share) (per share)   Outstanding     for Grant
-------------------------------------------------------------------------------------
Balance at December 31, 1995  $  4.68 - 12.16     $  8.71     6,825,740       346,504
  Authorized                                                         --    12,000,000
  Granted                       11.88 - 18.70       13.28     9,777,900    (9,777,900)
  Exercised                      4.68 - 12.16        7.08    (2,135,426)           --
  Cancelled                      4.72 - 17.15       11.03      (668,758)      653,158
                              -------------------------------------------------------
Balance at December 31, 1996     4.68 - 18.70       12.08    13,799,456     3,221,762
  Authorized                                                         --     6,200,000
  Granted                       15.95 - 21.30       16.73     3,046,990    (3,046,990)
  Exercised                      4.72 - 16.23        9.32    (1,418,185)           --
  Cancelled                      7.46 - 17.15       13.87      (796,642)      795,892
                              -------------------------------------------------------
Balance at December 31, 1997     4.68 - 21.30       13.23    14,631,619     7,170,664
  Authorized                                                         --    12,000,000
  Granted                       12.17 - 27.53       18.23     9,113,850    (9,113,850)
  Exercised                      4.72 - 18.38       10.04      (692,067)           --
  Cancelled                     10.48 - 21.30       15.71    (2,359,632)    2,359,632
                              -------------------------------------------------------
Balance at December 31, 1998  $  4.68 - 27.53      $15.25    20,693,770    12,416,446
                              -------------------------------------------------------
                              -------------------------------------------------------

   The following table summarizes information about stock options outstanding at December 31, 1998:


                                          Options Outstanding               Options Exercisable
                ---------------------------------------------           -----------------------
                                     Weighted
                                      Average        Weighted                          Weighted
      Range of       Number         Remaining         Average            Number         Average
Exercise Price  Outstanding  Contractual Life  Exercise Price       Exercisable  Exercise Price
-----------------------------------------------------------------------------------------------
$ 4.68 - 11.88    7,999,918              2.73          $11.32         4,867,168          $10.99
 12.51 - 16.59    7,554,652              8.91           14.57         1,321,687           15.41
 16.65 - 27.53    5,139,200              9.22           22.39           357,750           17.51
-------------------------------------------------------------------------------------------------------------------
$ 4.68 - 27.53   20,693,770              6.60          $15.25         6,546,605          $12.24
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

  Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan by which the Company is authorized to issue up to two million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.

EMPLOYEE BENEFIT PLANS

The Company has a noncontributory retirement plan ("Basic Plan") covering substantially all regular full-time, nonunion employees. The Company also has plans covering qualifying employees and non-officer directors ("Supplemental Plans"). Benefits for all plans are based upon years of service and compensation, as defined.

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

  The following sets forth the funded status for the Basic Plan as of December 31, 1998 and 1997:


(in millions)                                                    1998         1997
----------------------------------------------------------------------------------
Actuarial present value of benefit obligation
  Projected benefit obligation for service rendered to date     $(225)        (214)
  Plan assets at fair value, primarily listed securities
   and temporary investments                                      257          242
                                                                ------------------
  Projected benefit obligation less than plan assets               32           28
  Unrecognized gain                                               (45)         (41)
                                                                ------------------
Accrued pension cost                                            $ (13)         (13)
                                                                ------------------
                                                                ------------------
Pension cost includes the following components
  Interest cost on projected benefit obligation                 $  15           15
  Expected return on plan assets                                  (15)         (17)
                                                                ------------------
Net periodic pension cost                                       $  --           (2)
                                                                ------------------
                                                                ------------------

            34                                        Hilton Hotels Corporation

  Included in plan assets at fair value are equity securities of Hilton and Park Place of $21 million and $32 million at December 31, 1998 and 1997, respectively.

  The following sets forth the funded status for the Supplemental Plans as of December 31, 1998 and 1997:


(in millions)                                                    1998         1997
----------------------------------------------------------------------------------
Actuarial present value of benefit obligation
  Projected benefit obligation for service rendered to date     $  (8)         (17)
  Plan assets at fair value                                        --           12
                                                                ------------------
  Projected benefit obligation in excess of plan assets            (8)          (5)
  Unrecognized net loss                                             4            1
                                                                ------------------
Accrued pension cost                                            $  (4)          (4)
                                                                ------------------
                                                                ------------------
Pension cost includes the following components
  Interest cost on projected benefit obligation                 $   1            1
  Expected return on plan assets                                   (1)          (3)
                                                                ------------------
Net periodic pension cost                                       $  --           (2)
                                                                ------------------
                                                                ------------------

  The discount rate used in determining the actuarial present values of the projected benefit obligations was 6.75 percent in 1998 and 7 percent in 1997. The expected long-term rate of return on assets is 7.25 percent. The projected benefit obligation and accumulated benefit obligation were $8 million and $8 million, respectively, as of December 31, 1998. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $17 million, $17 million and $12 million, respectively, as of December 31, 1997.

  A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $11 million, $9 million and $5 million in 1998, 1997 and 1996, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

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

LEASES

The Company operates seven properties under noncancellable operating leases, all of which are for land only, having remaining terms up to 44 years. Upon expiration of three of the leases, the Company has renewal options of 30, 30 and 40 years. Six leases require the payment of additional rentals based on varying percentages of revenue or income. Minimum lease commitments under noncancelable operating leases approximate $13 million annually through 2003 with an aggregate commitment of $215 million through 2042.

COMMITMENTS AND CONTINGENCIES

At December 31, 1998, the Company had contractual commitments at its wholly owned or leased properties for major expansion and rehabilitation projects of approximately $130 million.

  Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

            35                                        Hilton Hotels Corporation

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND

STOCKHOLDERS OF HILTON HOTELS CORPORATION:

We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Los Angeles, California

February 5, 1999


            36                                        Hilton Hotels Corporation

SUPPLEMENTARY
FINANCIAL
INFORMATION

(unaudited)

QUARTERLY FINANCIAL DATA


(dollars in millions, except per share amounts)       1st Quarter   2nd Quarter   3rd Quarter   4th Quarter     Total
---------------------------------------------------------------------------------------------------------------------
1998
Revenue                                                     $ 366           457           450           496     1,769
EBITDA(1)                                                     122           173           150           151       596
Operating income                                               94           142           116           112       464
Income from continuing operations                              38            65            41            44       188
Income from discontinued gaming operations                     39            41            38            (9)      109
Net income                                                     77           106            79            35       297
Basic EPS(2)
   Continuing operations                                    $ .14           .25           .15           .17       .71
   Discontinued gaming operations                             .16           .16           .16          (.03)      .44
                                                            ---------------------------------------------------------
   Net income                                               $ .30           .41           .31           .14      1.15
                                                            ---------------------------------------------------------
                                                            ---------------------------------------------------------
Diluted EPS
   Continuing operations                                    $ .14           .25           .15           .17       .71
   Discontinued gaming operations                             .15           .14           .15          (.03)      .41
                                                            ---------------------------------------------------------
   Net income                                               $ .29           .39           .30           .14      1.12
                                                            ---------------------------------------------------------
                                                            ---------------------------------------------------------
1997
Revenue                                                     $ 321           399           369           386     1,475
EBITDA(1)                                                     103           154           129           111       497
Operating income                                               76           131           105            83       395
Income from continuing operations                              31            67            44            41       183
Income from discontinued gaming operations                     37            26            50           (46)       67
Net income                                                     68            93            94            (5)      250
Basic EPS
   Continuing operations                                    $ .11           .26           .16           .15       .68
   Discontinued gaming operations                             .15           .10           .20          (.18)      .27
                                                            ---------------------------------------------------------
   Net income                                               $ .26           .36           .36          (.03)      .95
                                                            ---------------------------------------------------------
                                                            ---------------------------------------------------------
Diluted EPS(2)
   Continuing operations                                    $ .11           .25           .16           .15       .68
   Discontinued gaming operations                             .15           .09           .19          (.18)      .26
                                                            ---------------------------------------------------------
   Net income                                               $ .26           .34           .35          (.03)      .94
                                                            ---------------------------------------------------------
                                                            ---------------------------------------------------------

As of December 31, 1998 there were approximately 15,200 stockholders of record.

(1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

(2) The sum of EPS for the four quarters may differ from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

            37                                        Hilton Hotels Corporation

SUPPLEMENTARY
FINANCIAL
INFORMATION

(unaudited)

EBITDA(1)


(in millions)                                               Year Ended December 31, 1998        1997        1996
----------------------------------------------------------------------------------------------------------------
EBITDA
   Operations                                                                      $ 660         561         401
   Corporate expense, net                                                            (64)        (64)        (40)
                                                                                   -----------------------------
   Total EBITDA                                                                    $ 596         497         361
                                                                                   -----------------------------
                                                                                   -----------------------------
Reconciliation to income from continuing operations:
   EBITDA                                                                          $ 596         497         361
   Interest and dividend income                                                       13          17          26
   Interest expense                                                                 (137)        (90)        (52)
   Interest expense, net, from unconsolidated affiliates                              (4)         (8)         (7)
   Depreciation and amortization(2)                                                 (132)       (104)       (102)
   Non-cash items                                                                     --           2         (22)
   Provision for income taxes                                                       (136)       (124)        (79)
   Minority interest, net                                                            (12)         (7)         (5)
                                                                                   -----------------------------
   Income from continuing operations                                               $ 188         183         120
                                                                                   -----------------------------
                                                                                   -----------------------------

(1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

(2)  Includes proportionate share of unconsolidated affiliates.

            38                                        Hilton Hotels Corporation

FIVE YEAR
SUMMARY


(dollars in millions, except per share,
average rate and RevPAR amounts)           Year Ended December 31, 1998      1997      1996      1995       1994
----------------------------------------------------------------------------------------------------------------
OPERATING DATA
REVENUE                                                        $  1,769     1,475       947       715        622

EBITDA(1)
   Operations                                                  $    660       561       401       308        244
   Corporate expense, net                                           (64)      (64)      (40)      (18)       (20)
                                                               -------------------------------------------------
   Total                                                       $    596       497       361       290        224
                                                               -------------------------------------------------
                                                               -------------------------------------------------
BASIC EARNINGS PER SHARE
Income from continuing operations                              $    .71       .68       .61       .46        .22
Discontinued gaming operations                                      .44       .27      (.20)      .44        .42
                                                               -------------------------------------------------
Net income                                                     $   1.15       .95       .41       .90        .64
                                                               -------------------------------------------------
                                                               -------------------------------------------------
DILUTED EARNINGS PER SHARE
Income from continuing operations                              $    .71       .68       .61       .45        .22
Discontinued gaming operations                                      .41       .26      (.20)      .44        .41
                                                               -------------------------------------------------
Net income                                                     $   1.12       .94       .41       .89        .63
                                                               -------------------------------------------------
                                                               -------------------------------------------------
GENERAL INFORMATION
OCCUPANCY(2)                                                       73.4%     75.8      75.5      73.4       70.1
AVERAGE RATE(2)                                                $ 157.51    146.00    134.59    125.79     120.88
RevPAR(2)                                                      $ 115.64    110.61    101.67     92.29      84.69

NUMBER OF PROPERTIES AT YEAR END
   Owned or partially owned hotels                                   37        32        31        33         33
   Managed hotels                                                    24        27        28        24         24
   Franchised hotels                                                188       180       172       162        161
                                                               -------------------------------------------------
      Total                                                         249       239       231       219        218
                                                               -------------------------------------------------
                                                               -------------------------------------------------
AVAILABLE ROOMS AT YEAR END
  Owned or partially owned hotels                                25,762    23,799    23,092    24,098     24,098
  Managed hotels                                                 14,690    15,779    16,776    15,096     15,686
  Franchised hotels                                              46,562    45,092    43,694    41,687     40,436
                                                               -------------------------------------------------
      Total                                                      87,014    84,670    83,562    80,881     80,220
                                                               -------------------------------------------------
                                                               -------------------------------------------------

(1) EBITDA is earnings before interest, taxes, depreciation, amortization and non-cash items. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

(2)  Comparable domestic owned and managed properties.

            39                                        Hilton Hotels Corporation

BOARD OF DIRECTORS

BOARD OF DIRECTORS

STEPHEN F. BOLLENBACH(3,4)
PRESIDENT AND CHIEF EXECUTIVE OFFICER

A. STEVEN CROWN(1,2,5)
GENERAL PARTNER, HENRY CROWN & COMPANY,
CHICAGO, ILLINOIS - DIVERSIFIED MANUFACTURING OPERATIONS,
MARINE OPERATIONS AND REAL ESTATE VENTURES

PETER M. GEORGE(1,2,3)
VICE CHAIRMAN AND GROUP CHIEF EXECUTIVE -
LADBROKE GROUP PLC, AND CHAIRMAN - HILTON INTERNATIONAL CO.,
HERTS, ENGLAND - HOTEL AND GAMING COMPANY

ARTHUR M. GOLDBERG
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
PARK PLACE ENTERTAINMENT CORPORATION
LAS VEGAS, NEVADA - CASINO GAMING COMPANY

BARRON HILTON(3)
CHAIRMAN

DIETER H. HUCKESTEIN
EXECUTIVE VICE PRESIDENT, HILTON HOTELS CORPORATION,
AND PRESIDENT - HOTEL OPERATIONS

ROBERT L. JOHNSON(1,2,4,5)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, BET HOLDINGS, INC.,
WASHINGTON, D.C. - DIVERSIFIED MEDIA HOLDING COMPANY,
CHAIRMAN AND PRESIDENT OF DISTRICT CABLEVISION, INC.

DONALD R. KNAB(1,2,3,5)
PONTE VEDRA BEACH, FLORIDA - INVESTMENT ADVISOR

BENJAMIN V. LAMBERT(1,3,5)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
EASTDIL REALTY COMPANY, L.L.C., NEW YORK -
REAL ESTATE INVESTMENT BANKERS

DONNA F. TUTTLE(1,2,3,4)
PRESIDENT, KORN TUTTLE CAPITAL GROUP, LOS ANGELES,
CALIFORNIA - FINANCIAL CONSULTING AND INVESTMENTS FIRM

SAM D. YOUNG, JR.(1,2)
CHAIRMAN, TRANS-WEST ENTERPRISES, INC.,
EL PASO, TEXAS - INVESTMENTS


CORPORATE EXECUTIVE OFFICERS

BARRON HILTON
CHAIRMAN

STEPHEN F. BOLLENBACH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

THOMAS E. GALLAGHER
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

MATTHEW J. HART
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER

DIETER H. HUCKESTEIN
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION,
AND PRESIDENT - HOTEL OPERATIONS

CORPORATE SENIOR OFFICERS

JAMES M. ANDERSON
SENIOR VICE PRESIDENT -
LABOR RELATIONS AND
PERSONNEL ADMINISTRATION

MARC A. GROSSMAN
SENIOR VICE PRESIDENT -
CORPORATE AFFAIRS

ROBERT M. LA FORGIA
SENIOR VICE PRESIDENT AND CONTROLLER

TED MIDDLETON, JR.
SENIOR VICE PRESIDENT -
DEVELOPMENT AND FINANCE

DOROTHY J. PORTER
SENIOR VICE PRESIDENT -
DIVERSITY

PATRICK B. TERWILLIGER
SENIOR VICE PRESIDENT -
ARCHITECTURE AND CONSTRUCTION


CORPORATE INFORMATION

HILTON HOTELS CORPORATION
WORLD HEADQUARTERS
9336 CIVIC CENTER DRIVE
BEVERLY HILLS, CALIFORNIA 90210
310.278.4321

TRANSFER AGENT AND REGISTRAR
FOR COMMON STOCK
CHASEMELLON
SHAREHOLDER SERVICES, L.L.C.
85 CHALLENGER ROAD
OVERPECK CENTRE
RIDGEFIELD PARK, NEW JERSEY 07660
www.chasemellon.com
1.888.224.2751

INDEPENDENT PUBLIC ACCOUNTANTS
ARTHUR ANDERSEN LLP

FORM 10-K
STOCKHOLDERS WISHING TO RECEIVE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, EXCLUSIVE OF THE EXHIBITS THERETO, MAY DO SO WITHOUT CHARGE BY WRITING TO INVESTOR RELATIONS, HILTON HOTELS CORPORATION, 9336 CIVIC CENTER DRIVE, BEVERLY HILLS, CALIFORNIA 90210.

ANNUAL MEETING
THE ANNUAL MEETING OF STOCKHOLDERS IS SCHEDULED TO BE HELD AT THE HILTON BEVERLY HILLS, 9876 WILSHIRE BOULEVARD, BEVERLY HILLS, CALIFORNIA, ON MAY 12, 1999 AT 10:00 A.M.

HOTEL RESERVATION INFORMATION
1.800.HILTONS

VISIT OUR WEBSITE AT:
http://www.hilton.com

(1)Members of the Audit Committee
(2)Members of the Personnel and Compensation Committee
(3)Members of the Nominating Committee
(4)Members of the Diversity Committee
(5)Members of the Compliance Committee

            40                                        Hilton Hotels Corporation