Form 10-K405, Exhibit 13
period 1999-12-31
HILTON HOTELS CORP
filed 2000-03-30
CIK 47580

                               FINANCIAL OVERVIEW

          With the completion of the Promus transaction on November 30, 1999, the financial statements in this annual report include 11 months of Hilton as a stand-alone company, and one month as a combined company. Within this financial overview section, we are presenting information on a pro forma basis, thereby providing a more meaningful comparison than the historical results required elsewhere in the annual report. The pro forma results are presented as if the acquisition of Promus Hotel Corporation had been completed as of January 1, 1998.

               Income from continuing operations for 1999 rose 10 percent to $216 million, from $197 million in 1998. Diluted income from continuing operations per share increased 14 percent to $.58 per share, from $.51 in the previous year. Earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items (EBITDA) increased 8 percent to $1.094 billion, from $1.016 billion a year ago.

               Included in EBITDA are non-recurring charges totaling $51 million in 1998 and $36 million in 1999. The per-share impact of these charges was $.11 in 1998 and $.06 in 1999. Non-recurring charges include such items as business combination expenses related to the Promus acquisition, business combination and other costs associated with the Promus-Doubletree merger, and spin-off costs we incurred in 1998.

               Despite the increases mentioned above, 1999 was a generally disappointing year in terms of our ability to deliver bottom line results. While we posted good revenue per available room (RevPAR) increases at most of our major owned hotels -- nearly 3 percent across our owned system -- we were unable to bring these solid RevPAR gains to the EBITDA line. This "flow-through" to EBITDA was affected at various points during the year by such factors as reduced attendance at group meetings, property tax increases, year-long softness in the Hawaii market and a millennium that failed to meet expectations. With the confidence that we can continue to achieve RevPAR increases in the range of 3 percent at our owned hotels, we have as one of our primary financial goals for 2000 and beyond to improve the RevPAR flow-through to EBITDA to a ratio of at least 1.5 times. Toward this end we have instituted a vigorous asset management program to closely monitor the operating activities of our owned hotels and their capital spending plans.

               In terms of capital expenditures, we have a number of renovation and construction projects underway, including the guest room tower and vacation ownership facility at the Hilton Hawaiian Village discussed previously in this report; expansion and upgrades at our hotels in Seattle and Portland, and construction of a select number of Homewood Suites by Hilton properties. Additionally, our continuing reinvestment in our owned properties through a disciplined maintenance capital expenditure program ensures that our hotels are kept in first-class physical condition. As discussed in the Letter to Shareholders, unit growth, however, will come primarily from the strong existing pipeline of managed and franchised properties requiring little or no capital investment.

               Importantly, we were able to structure the Promus acquisition to retain investment grade credit. The cash portion of the transaction was successfully financed by a syndicate of 25 banks, led by Bank of America N.A., which arranged senior credit facilities totaling $1.85 billion at the attractive rate of LIBOR + 1.25 %. We amended our existing 2 year $1.75 billion senior credit facility to match the terms and pricing of the new facilities.

               Our financial position remains strong, though balance sheet improvement and strengthening of our existing investment grade credit rating are additional priorities for 2000. Our goal is to reduce our debt-to-EBITDA ratio through a combination of increased EBITDA and selective asset dispositions that will ultimately lead to reduced debt levels.

                                                           Financial Information


                                       Management's Discussion               23
                                       and Analysis
                                       ----------------------------------------
                                       Consolidated Statements               31
                                       of Income
                                       ----------------------------------------
                                       Consolidated                          32
                                       Balance Sheets
                                       ----------------------------------------
                                       Consolidated Statements               33
                                       of Cash Flow
                                       ----------------------------------------
                                       Consolidated Statements               34
                                       of Stockholders' Equity
                                       ----------------------------------------
                                       Notes to Consolidated                 35
                                       Financial Statements
                                       ----------------------------------------
                                       Report of Independent                 46
                                       Public Accountants
                                       ----------------------------------------
                                       Supplementary                         47
                                       Financial Information
                                       ----------------------------------------
                                       Five Year Summary                     49
                                       ----------------------------------------

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The Company

          On December 31, 1998, Hilton Hotels Corporation ("Hilton" or the "Company") completed a spin-off that split the Company's operations into two independent public corporations, one for conducting its hotel business and one for conducting its gaming business. Hilton retained ownership of the hotel business. The Company transferred the gaming business to a new corporation named Park Place Entertainment Corporation ("Park Place"), and distributed the stock of Park Place tax-free to Hilton stockholders on a one-for-one basis. As a result of the spin-off, Hilton's historical financial statements reflect the gaming business as discontinued operations. The following discussion and analysis of financial condition and results of operations is that of Hilton's continuing operations.

               On November 30, 1999, Hilton completed the acquisition of Promus Hotel Corporation ("Promus"). As a result of the Promus acquisition, the Company expanded its hotel count by over 1,450 properties representing more than 200,000 rooms. The discussion and analysis of results of operations include the results of Promus from the date of acquisition.

               Hilton's continuing operations include the consolidated results of the Company's owned, partially owned and leased hotel assets, equity income from unconsolidated affiliates, management and franchise fees and earnings from vacation ownership and conference center operations. At December 31, 1999, the Company's hotel system contained 1,752 properties totaling approximately 300,000 rooms worldwide. The Company's brands include Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Hampton Inn, Homewood Suites by Hilton, Red Lion, Conrad, Hilton Grand Vacations and Harrison Conference Centers. The Company's system also includes certain properties that are not Company-branded.

               Of the 1,752 total hotels at December 31, 1999, 1,352 are owned and operated by franchisees, and 400 are operated by the Company. Depending on the brand, the Company charges franchise royalty fees of up to five percent of rooms revenue in exchange for the use of one of its brand names and franchise related services. Company operated properties include 141 owned or partially owned hotels, 74 leased hotels and 185 hotels managed for third parties. As a manager of hotels, the Company is typically responsible for supervising or operating the hotel in exchange for fees based on a percentage of the hotel's gross revenues, operating profits, cash flow, or a combination thereof.

DEVELOPMENT

          OVERVIEW

          Prior to the acquisition of Promus on November 30, 1999, the Company's system growth was derived primarily through selective acquisition of large full-service hotels in major market locations and franchise expansion through the Hilton Garden Inn product.

               Acquisitions in the current year include the 495-room Radisson Plaza Hotel at Mark Center in Alexandria, Virginia (re-named the Hilton Alexandria Mark Center), which Hilton acquired in February 1999. In April 1999, the Company acquired the 563-room Pointe Hilton Squaw Peak Resort in Phoenix, Arizona. Also in April 1999, the Company acquired the 385-room Hilton Boston Back Bay. In November 1999, the Company acquired the 814-room Hilton Minneapolis & Towers. The Company also completed construction during 1999 of a new 600-room hotel at the center of Boston's Logan Airport. This hotel, Hilton's first new-build hotel in ten years, is conveniently located on the grounds of Logan International Airport and connected directly to the airport terminals.

               During 1999, the Company continued to improve its franchise business primarily through the expansion of the Hilton Garden Inn product. The Company opened 45 Garden Inn properties in 1999, bringing the total number of such properties to 63 at December 31, 1999. The Promus acquisition has increased Hilton's franchise business significantly, adding more than 1,100 franchise properties to the Company's portfolio. The Company believes this will result in greater diversification of revenue and cash flow.

               The Company also acquired a strong development pipeline with the Promus transaction, with 300 properties either in the design or construction phase as of December 31, 1999. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          majority of this new development will be franchise properties in the Hampton Inn and Hampton Inn & Suites brands. The Company's total development pipeline for 2000 and 2001, including Hilton Garden Inn franchise expansion, totals more than 430 hotels and 63,000 rooms either under construction or in design.

               Hilton intends to grow its brands primarily through franchising and the addition of management contracts. The success of our ability to grow the number of franchised and managed hotels is affected by, among other things, national and regional economic conditions, capital markets, credit availability, relationships with franchisees and owners as well as competition from other hotel franchisors and managers. In addition, the Company will continue to review its hotel portfolio in light of the Promus acquisition for potential repositioning or re-branding opportunities, and may seek to sell certain owned assets. Acquisition spending is not expected to be significant in 2000.

          STRATEGIC ALLIANCES AND JOINT VENTURES

          In 1997, the Company entered into an agreement with Hilton Group plc, formerly known as Ladbroke Group PLC, whose wholly owned subsidiary, Hilton International Co. ("HI"), owns the rights to the Hilton name outside the United States. The agreements provide for the reunification of the Hilton brand worldwide through a strategic alliance between the companies, including cooperation on sales and marketing, loyalty programs and other operational matters. Pursuant to these agreements, the Company and HI have integrated their reservation system under Hilton Reservations Worldwide, LLC, launched the Hilton HHonors Worldwide loyalty program, integrated worldwide sales offices, developed joint marketing initiatives and adopted a new Hilton brand identity used by both companies.

               As of December 31, 1999, Hilton owned approximately 1.5 million shares of FelCor Lodging Trust Inc. ("FelCor") common stock, representing approximately two percent of FelCor's outstanding shares. FelCor owned or had an interest in 75 Company brand hotels as of December 31, 1999. In addition, the Company has guaranteed repayment of a third party loan to FelCor of up to $25 million.

               At December 31, 1999, the Company owned approximately 2.6 million shares of Candlewood Hotel Company ("Candlewood") common stock. The Company also has a note receivable from Candlewood with a balance at December 31, 1999 of approximately $15 million.

               As of December 31, 1999, the Company leased 52 properties from RFS Hotel Investors, Inc. ("RFS"). In January 2000, the Company entered into an agreement which gives RFS the option to terminate these leases. As consideration for terminating the leases, RFS will pay the Company approximately $60 million. As part of the agreement, the Company has the option of requiring RFS to repurchase convertible preferred stock of RFS currently owned by Hilton for approximately $13 million. It is anticipated that the lease termination and repurchase of the convertible preferred stock will be accomplished simultaneously in the first quarter of 2001.

          DEVELOPMENT FINANCING

          In order to assist prospective owners in obtaining financing for hotel projects, the Company has initiated programs to provide alternative capital sources to owners.

               Promus Acceptance Corp. ("ProMAC"), a third party lending entity, provides first mortgage construction financing to franchisees for select Homewood Suites by Hilton, Hampton Inn and Embassy Suites hotels. The Company has provided a guarantee of up to $36 million on loans outstanding under the ProMAC program. The Company has also agreed to guarantee up to 25 percent of construction financing relating to select Hilton Garden Inn development projects. Guarantees under the Hilton Garden Inn development program were not significant at December 31, 1999.

               Under a pre-existing program, the Company provided secondary financing to franchisees under a mezzanine financing program. Loans outstanding at December 31, 1999 totaled approximately $48 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               The Company has provided credit support for a loan facility utilized by Candlewood to provide construction and permanent financing to Candlewood and its franchisees. The Company's aggregate maximum exposure for such credit support is capped at $30 million. As of December 31, 1999, the Company has guaranteed $11 million in such financing.

          ACQUISITIONS AND CAPITAL SPENDING

          Aggregate consideration in the November 30, 1999 acquisition of Promus consisted of approximately 113 million shares of the Company's common stock and $1.7 billion in cash, for a combined equity value of approximately $2.8 billion, transaction costs of $175 million, and the assumption of debt totaling $750 million. In addition, hotel acquisitions completed during 1999 totaled $330 million, including the assumption of debt. Each of these hotel acquisitions was completed at a discount to replacement cost.

               Capital expenditures and new investments totaled $356 million during 1999, including maintenance capital expenditures, costs associated with the new Hilton Boston Logan Airport and several significant renovation projects. During 1999, the Company substantially completed the renovation of the Hilton New York & Towers, which includes new restaurants, a state-of-the-art business/conference center, a world-class fitness facility and an exclusive Towers Lounge overlooking Manhattan. The Company also completed construction of a new 232-unit vacation ownership resort in Las Vegas.

               Significant ongoing construction projects include the new 453-room Kalia Tower at the Hilton Hawaiian Village. In close proximity to the new Hawaii Convention Center, the Kalia Tower will feature a world class health club and wellness spa, exciting retail shops and an interactive Hawaiian cultural center. Construction on the project is scheduled to be completed in Spring 2001. Construction has also begun on a 275-unit vacation ownership resort at the Hilton Hawaiian Village. Interval sales will commence in the first quarter of 2000 with the project expected to open in the first quarter of 2001. Renovation and construction projects are also underway at the Hilton Seattle Airport and the Hilton Portland. The Seattle project includes renovating existing rooms and constructing a 222-room addition, while the Portland project involves construction of a 319-room tower addition. The Company is also currently constructing five new Homewood Suites by Hilton properties.

               In addition to an estimated $300 million in 2000 expenditures related to renovation and construction projects and development financing, the Company intends to spend approximately $300 million in 2000 on normal capital replacements, upgrades and technology.

               Expenditures required to complete acquisitions and capital spending programs in 2000 will be financed through available cash flows and general corporate borrowings.

LIQUIDITY AND CAPITAL RESOURCES

          Net cash provided by operating activities totaled $229 million, $390 million and $279 million for the years ended December 31, 1997, 1998 and 1999, respectively. The decrease in 1999 was primarily attributable to working capital variances. The increase in 1998 over 1997 operating cash flow was attributable to strong operating results at many of the Company's owned and partially owned full-service hotels, the benefit of cash flow from newly acquired hotel properties and year over year working capital variances. Cash and equivalents totaled $104 million at December 31, 1999, an increase of $57 million from December 31, 1998.

               Net cash used in investing activities was $1.1 billion in 1998 compared to $2.3 billion in 1999. The net increase of $1.2 billion was due primarily to the acquisition of Promus partially offset by a lower level of hotel acquisition spending in the 1999 period compared to the prior year. The increase in net cash used in investing activities of $1.0 billion from 1997 to 1998 reflects significant hotel acquisition activity in the 1998 period and $123 million of cash proceeds from asset sales in the 1997 period. The proceeds from assets sales in 1997 are primarily the sale of the Company's interest in the Conrad International Hong Kong.

               Net cash provided by financing activities increased approximately $1.7 billion in 1999, primarily representing additional revolving debt borrowings to fund the cash portion of the Promus acquisition. The $377 million increase in cash provided by financing activities in 1998 over 1997 reflects increased borrowings associated with a higher level of hotel acquisition activity combined with increased share repurchase activity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               Hilton believes that its operating cash flow, available borrowings under its revolving credit facilities, and the Company's ability to obtain additional financing through various financial markets are sufficient to meet its liquidity needs.

          FINANCING

          In 1999, the Company entered into a new $1.85 billion revolving credit facility, consisting of a $1.4 billion five-year revolver and a $450 million 364-day revolver. As of December 31, 1999, approximately $1.3 billion of borrowings were outstanding under the five-year portion of the new revolver and the $450 million 364-day portion of the new revolver was undrawn. The Company's existing $1.75 billion revolving credit facility, which expires in 2001, was fully drawn as of December 31, 1999, leaving total revolving debt capacity of approximately $550 million available to the Company at such date.

               In October 1997, the Company filed a shelf registration statement ("Shelf") with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. At December 31, 1999, available financing under the Shelf totaled $2.1 billion. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

               The 1998 and 1999 debt balances include $625 million of long-term debt which, although allocated to Park Place under a debt assumption agreement, remains the legal obligation of Hilton. At the time of the spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1998 and 1999 consolidated balance sheets. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or in certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of reimbursement.

               Pursuant to the Company's stock repurchase program, during 1999 the Company repurchased 6.4 million shares of common stock for an aggregate purchase price of $90 million. The Company may, at any time, repurchase up to 9.3 million remaining shares authorized for repurchase pursuant to such program. The timing of stock repurchases are made at the discretion of the Company's management, subject to certain business and market conditions.

               In accordance with the terms of the indenture governing the Company's $500 million 5% Convertible Subordinated Notes due 2006, effective January 4, 1999 the conversion price was adjusted to $22.17, reflecting the gaming spin-off.

          STOCKHOLDERS' EQUITY
          Stockholders' equity totaled $1.4 billion at December 31, 1999, reflecting the issuance of approximately 113 million shares of common stock in connection with the Promus acquisition. Dividends paid on common shares were $.32 per share in 1997 and 1998 and $.08 per share in 1999.

RESULTS OF OPERATIONS

          The following discussion presents an analysis of the Company's results of operations for the three years ended December 31, 1999. EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items) is presented supplementally in the tables below and in the discussion of operating results because management believes it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          dividend income from investments related to operating activities and non-cash items to operating income. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Fiscal 1999 Compared with Fiscal 1998

          OVERVIEW
          A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1998 and 1999 is as follows:

          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      1998               1999              % CHANGE

          Revenue                                                  $ 1,769               2,150                 22%
          Operating income                                             464                 495                  7
          Income from continuing operations                            188                 176                 (6)
          Income From Continuing Operations Per Share
            Basic                                                  $   .71                 .66                 (7)%
            Diluted                                                    .71                 .66                 (7)
          Other Operating Data
          EBITDA
            Operations                                             $   660                 768                 16%
            Corporate expense, net                                     (64)                (73)                14
                                                                 ----------          ----------          ---------
          Total                                                    $   596                 695                 17%
                                                                 ==========          ==========          =========

               Total revenue for 1999 was $2.2 billion, an increase of 22 percent over 1998. EBITDA from operations was $768 million for 1999, a 16 percent increase compared to 1998, while total EBITDA was $695 million for 1999, a 17 percent increase over the prior year. Total operating income increased seven percent to $495 million.

               The Company's consolidated results include the impact of the Promus acquisition only from November 30, 1999, the date the transaction was completed. The Promus acquisition resulted in incremental revenue and EBITDA of $69 million and $19 million, respectively, representing operations for the month of December 1999. The impact of the Promus acquisition was not significant to operating income in 1999. Results in 1999 were also impacted by non-recurring charges incurred by Hilton related to the Promus acquisition totaling approximately $26 million.

               Consolidated results are significantly influenced by the operating performance of the Company's owned portfolio of major market domestic full-service properties. Operating performance is primarily affected by volume (as measured by occupancy), pricing (as measured by average room rate), the Company's ability to manage costs and the growth in the number of available rooms through acquisition and development. Excluding the one month results from the Promus acquisition, the Company's domestic owned hotels generated $611 million of EBITDA in 1999. EBITDA margins at these hotels remained strong at 34 percent. Occupancy in 1999 at comparable owned hotels was essentially flat at 75.3 percent, with the average rate increasing two percent to $168.22, resulting in a 2.7 percent improvement in revenue per available room ("RevPAR").

               Strong volume and average rate increases in the group segment drove a year over year RevPAR increase of nine percent at the Hilton New Orleans Riverside resulting in a $6 million or 14 percent increase in EBITDA from 1998. EBITDA at the Hilton San Francisco & Towers increased $5 million or ten percent compared to the prior year due to a significant increase in individual business traveler ("IBT") volume and higher average rates in the group segment. RevPAR at this property increased seven percent. EBITDA from the Waldorf=Astoria increased $4 million or six percent over 1998. Nearly all of the increase occurred in the fourth quarter as the property benefited from higher rates, strong banquet activity and millennium related activities. Combined EBITDA from the Hilton Washington & Towers and the Capital Hilton increased $3 million on a combined RevPAR increase of five percent. Both properties benefited from occupancy growth in the higher rate IBT segment, and the Hilton Washington & Towers increased average rates nearly eight percent. Combined EBITDA from the Hilton Chicago & Towers, the Hilton Chicago O'Hare Airport and the Palmer House Hilton increased $2 million from the prior year. A strong city-wide

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          convention market in the first quarter of 1999 was offset by a softer group market and lower convention attendance experienced in subsequent quarters. EBITDA flow through at these three properties was also mitigated by higher property tax expense in the 1999 period. EBITDA from the Hilton New York & Towers decreased $2 million from the prior year, primarily due to disruptions caused by the property's major renovation project. This project was substantially complete at the end of the year.

               On a comparable basis, EBITDA from the Hilton Hawaiian Village declined ten percent from the prior year. This property continued to be affected for most of the year by softness due primarily to the impact of the Asian economic situation. However, year over year comparisons did improve in late 1999, and the Company anticipates improved market conditions and commensurate improvement at the Hilton Hawaiian Village in 2000. Factors leading to this outlook include an increase in advance bookings and enhanced marketing efforts in Asia and on the U.S. mainland by the State of Hawaii to attract additional visitors. Excluding this property and the impact of the Promus acquisition, comparable EBITDA at the Company's domestic owned hotels increased $15 million or three percent for the year. Occupancy for comparable domestic owned hotels (excluding the Hilton Hawaiian Village and Promus) was essentially flat at 75.4 percent. The average room rate increased 3.2 percent to $168.71 in 1999 and RevPAR improved
          3.6 percent.

               Hotel acquisition and development activity, excluding the impact of the Promus acquisition, contributed approximately $66 million of EBITDA in 1999. The Company opened one new-build hotel and acquired four full service domestic properties during 1999.

               Management and franchise fee revenue increased $16 million in 1999 to $120 million. This increase is attributable primarily to $12 million of incremental fee income as a result of the Promus acquisition, a $2 million increase in initial and termination fees from franchise properties, and increased fees as a result of the Hilton Garden Inn franchise expansion. Fee revenue is based primarily on operating revenue at managed properties and rooms revenue at franchised properties.

               Depreciation and amortization, including the Company's proportionate share of depreciation and amortization from its unconsolidated affiliates, increased $63 million in 1999 to $195 million due primarily to acquisition activity.

               Although the supply-demand balance in the Company's major markets generally remains favorable, future operating results could be adversely impacted by increased capacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher room rates. Increases in transportation and fuel costs or sustained recessionary periods in the U.S. (affecting domestic travel) and internationally (affecting inbound travel from abroad) could also unfavorably impact future results. However, the Company believes that its financial strength and diverse market presence will enable it to remain extremely competitive.

          CORPORATE EXPENSE, NET
          Corporate expense increased $9 million in 1999 to $73 million. The 1999 expense includes non-recurring charges incurred by Hilton related to the Promus acquisition. These expenses totaled $26 million in 1999, $21 million of which are included in corporate expense. The 1998 expense includes the Company's proportionate share of costs associated with the gaming spin-off totaling $13 million.

          FINANCING ACTIVITIES
          Interest and dividend income increased $44 million compared with the prior year, primarily due to interest on the $625 million of Hilton public debt assumed by Park Place at the time of the spin-off of Hilton's gaming operations. Interest expense, net of amounts capitalized, increased $100 million reflecting the $625 million of debt assumed by Park Place, higher debt levels due to the Promus acquisition, individual hotel acquisition activity during the year and significant construction and renovation project expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          INCOME TAXES
          The effective income tax rate in 1999 increased to 41.5% from 40.5% in 1998. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes.

FISCAL 1998 COMPARED WITH FISCAL 1997

          OVERVIEW
          A summary of the Company's consolidated revenue and earnings for the years ended December 31, 1998 and 1997 is as follows:

          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      1997               1998              % CHANGE

          Revenue                                                  $ 1,475               1,769                 20%
          Operating income                                             395                 464                 17
          Income from continuing operations                            183                 188                  3
          Income From Continuing Operations Per Share
            Basic                                                  $   .68                 .71                  4%
            Diluted                                                    .68                 .71                  4
          Other Operating Data
          EBITDA
            Operations                                             $   561                 660                 18%
            Corporate expense, net                                     (64)                (64)                --
                                                                 ----------          ----------          ---------
          Total                                                    $   497                 596                 20%
                                                                 ==========          ==========          =========

               Total revenue for 1998 was $1.8 billion, an increase of 20 percent over 1997. EBITDA from operations was $660 million for 1998, an 18 percent increase compared to 1997, while total EBITDA was $596 million for 1998, a 20 percent increase over the prior year. Total operating income increased 17 percent to $464 million.

               The Company's domestic owned hotels generated $533 million of EBITDA in 1998, with comparable EBITDA increasing 11 percent over the prior year. EBITDA margins at these hotels improved two points to 34 percent. The comparable EBITDA increase improved to 17 percent when excluding the Hilton Hawaiian Village, which was adversely impacted by the Asian economic crisis. Occupancy in 1998 at comparable owned hotels declined 2.3 points to 75.0 percent, with the average rate increasing 8.4 percent to $164.51, resulting in a 5.2 percent improvement in RevPAR. Without the Hilton Hawaiian Village, RevPAR for the year at this group of properties increased 7.1 percent.

               Combined EBITDA from the Waldorf=Astoria and the Hilton New York & Towers increased $24 million or 22 percent over the prior year. RevPAR gains of 10 and 11 percent, respectively, were driven by strong rate gains in both the leisure and IBT segments. Combined EBITDA from the Hilton Chicago & Towers, the Hilton Chicago O'Hare Airport and the Palmer House Hilton increased $20 million or 26 percent over the prior year. All three properties maintained strong volume and achieved double-digit rate growth in the IBT segment. Combined EBITDA margins at these three Chicago properties averaged 35 percent, a five point increase from 1997. Results also benefited from a combined EBITDA increase of $11 million from the San Diego and San Francisco Hiltons. The San Diego property benefited from strong rate increases in all segments and a seven point improvement in EBITDA margin. The impact of reduced leisure demand at the Hilton San Francisco & Towers was offset by an increase in higher rate IBT room nights. EBITDA from the Hilton New Orleans Riverside & Towers increased $4 million or nine percent from the prior year. Occupied rooms at this property remained flat year over year, however decreased leisure volume was replaced with higher rate convention and IBT business. Growth was negatively impacted by results at the Hilton Hawaiian Village. On a comparable basis, EBITDA at this property declined 13 percent.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               Depreciation and amortization, including the Company's proportionate share of depreciation and amortization from its unconsolidated affiliates, increased $28 million in 1998 to $132 million due primarily to new acquisitions.

          CORPORATE EXPENSE, NET
          Corporate expense was flat in 1998 at $64 million. The 1998 expense includes the Company's proportionate share of costs associated with the gaming spin-off totaling $13 million. The 1997 expense includes $25 million in costs related to the Company's efforts to acquire ITT Corporation ("ITT"). The 1997 costs were partially offset by a $10 million gain recognized on the sale of ITT stock previously purchased by the Company.

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

OTHER MATTERS

          YEAR 2000
          The Company encountered no significant problems from the impact of the Year 2000 on the processing of date-sensitive information by its computerized information systems. The Company had established a Year 2000 program to ensure that all significant information technology systems, non-information technology systems and suppliers were Year 2000 compliant. The cost to assess, test and remediate potential Year 2000 problems totaled approximately $6 million.

          OTHER
          Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

          Forward-looking statements in this report, including without limitation, those set forth under the captions "Development," "Liquidity and Capital Resources," "Results of Operations," and "Other Matters," and statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

               The words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, including those identified above under "Results of Operations" and those in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 under the captions "Additional Information -- Business Risks," and "Competition," the effect of economic conditions, and customer demand, which could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained.

                       CONSOLIDATED STATEMENTS OF INCOME

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                   YEAR ENDED DECEMBER 31, 1997      1998      1999
  REVENUE
  Owned hotels                                                                  $1,203     1,485     1,813
  Leased hotels                                                                     --        --        26
  Management and franchise fees                                                    115       104       120
  Other fees and income                                                            157       180       191
                                                                                ------     -----     ------
                                                                                 1,475     1,769     2,150
                                                                                ------     -----     ------
  EXPENSES
  Owned hotels                                                                     820       964     1,196
  Leased hotels                                                                     --        --        26
  Depreciation and amortization                                                     93       125       187
  Other operating expenses                                                         103       152       173
  Corporate expense, net                                                            64        64        73
                                                                                ------     -----     ------
                                                                                 1,080     1,305     1,655
                                                                                ------     -----     ------


  OPERATING INCOME                                                                 395       464       495
  Interest and dividend income                                                      17        13        57
  Interest expense                                                                 (90)     (137)     (237)
  Interest expense, net, from unconsolidated affiliates                             (8)       (4)       (2)
                                                                                ------     -----     ------
  INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                 314       336       313
  Provision for income taxes                                                      (124)     (136)     (130)
  Minority interest, net                                                            (7)      (12)       (7)
                                                                                ------     -----     ------
  INCOME FROM CONTINUING OPERATIONS                                                183       188       176
  Income from discontinued gaming operations,
   net of tax provision of $63 and $111 in
   1997 and 1998, respectively                                                      67       109        --
  Cumulative effect of accounting change,
   net of tax benefit of $1 in 1999                                                 --        --        (2)
                                                                                ------     -----     ------
  NET INCOME                                                                    $  250       297       174
                                                                                ======     =====     ======

  BASIC EARNINGS PER SHARE
  Income from continuing operations                                             $  .68       .71       .66
  Discontinued gaming operations                                                   .27       .44        --
  Cumulative effect of accounting change                                            --        --      (.01)
                                                                                ------     -----     ------
  Net income per share                                                          $  .95      1.15       .65
                                                                                ======     =====     ======

  DILUTED EARNINGS PER SHARE
  Income from continuing operations                                             $  .68       .71       .66
  Discontinued gaming operations                                                   .26       .41        --
  Cumulative effect of accounting change                                            --        --      (.01)
                                                                                ------     -----     ------
  Net income per share                                                          $  .94      1.12       .65
                                                                                ======     =====     ======

See notes to consolidated financial statements

                          CONSOLIDATED BALANCE SHEETS



(IN MILLIONS)                                             DECEMBER 31, 1998      1999
  Assets
  CURRENT ASSETS
  Cash and equivalents                                             $     47       104
  Accounts receivable, net of allowance of $12 in 1998 and 1999         204       396
  Receivable from discontinued gaming operations                         73        --
  Inventories                                                            54        90
  Deferred income taxes                                                  48        15
  Current portion of notes receivable                                    --        78
  Other current assets                                                   43        80
                                                                   --------     -----
   Total current assets                                                 469       763

  INVESTMENTS, PROPERTY AND OTHER ASSETS
  Investments and notes receivable                                      262       676
  Long-term receivable                                                  625       625
  Property and equipment, net                                         2,483     3,892
  Management and franchise contracts, net                               --        647
  Leases, net                                                           --        216
  Brands, net                                                           --      1,048
  Goodwill, net                                                          36     1,277
  Other assets                                                           69       109
                                                                   --------     -----
   Total investments, property and other assets                       3,475     8,490
                                                                   --------     -----
  TOTAL ASSETS                                                     $  3,944     9,253
                                                                   ========     =====

  Liabilities and Stockholders' Equity
  CURRENT LIABILITIES
  Accounts payable and accrued expenses                            $    410       615
  Current maturities of long-term debt                                   62         9
  Income taxes payable                                                   34         5
                                                                   --------     -----
   Total current liabilities                                            506       629
  Long-term debt                                                      3,037     6,085
  Deferred income taxes                                                  65       879
  Insurance reserves and other                                          149       245
                                                                   --------     -----
   Total liabilities                                                  3,757     7,838

  COMMITMENTS AND CONTINGENCIES
  STOCKHOLDERS' EQUITY
  Common stock, 261 and 368 shares outstanding, respectively            663       946
  Additional paid-in capital                                            --        853
  Retained deficit                                                     (347)     (197)
  Accumulated other comprehensive income                                --         24
                                                                   --------     -----
                                                                        316     1,626
  Less treasury stock, at cost                                          129       211
                                                                   --------     -----
   Total stockholders' equity                                           187     1,415
                                                                   --------     -----
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $  3,944     9,253
                                                                   ========     =====

See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOW


(IN MILLIONS)                        YEAR ENDED DECEMBER 31, 1997      1998      1999
  OPERATING ACTIVITIES
  Net income                                              $   250       297       174
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Income from discontinued gaming operations               (67)     (109)       --
     Cumulative effect of accounting change                    --        --         2
     Depreciation and amortization                             93       125       187
     Amortization of loan costs                                 1         2         3
     Change in working capital components:
      Inventories                                              10       (15)      (30)
      Accounts receivable                                       5       (42)      (58)
      Other current assets                                     (5)      (17)       15
      Accounts payable and accrued expenses                     4       124        16
      Income taxes payable                                      4        25       (29)
     Change in deferred income taxes                          (63)        9        (5)
     Change in other liabilities                              (46)        5         4
     Unconsolidated affiliates' distributions
      in excess of (less than) earnings                         6       (17)       (7)
     Other                                                     37         3         7
                                                          --------   -------   -------
  Net cash provided by operating activities                   229       390       279
                                                          --------   -------   -------


  INVESTING ACTIVITIES
  Capital expenditures                                        (93)     (171)     (254)
  Additional investments                                      (97)      (98)     (102)
  Change in temporary investments                              25        --        --
  Proceeds from asset sales                                   123        --        --
  Payments on notes and other                                  49        49        78
  Acquisitions, net of cash acquired                          (67)     (842)   (2,036)
                                                          --------   -------   -------
  Net cash used in investing activities                       (60)   (1,062)   (2,314)
                                                          --------   -------   -------

  FINANCING ACTIVITIES
  Change in commercial paper borrowings and
   revolving loans                                         (1,218)      355     2,264
  Long-term borrowings                                      1,393       400        --
  Reduction of long-term debt                                 (95)     (247)      (64)
  Issuance of common stock                                     38        25         5
  Purchase of common stock                                    (40)      (81)      (90)
  Cash dividends                                              (93)      (90)      (23)
                                                          --------   -------   -------
  Net cash (used in) provided by financing activities         (15)      362     2,092
                                                          --------   -------   -------
  Net transfers (to) from discontinued gaming operations     (191)      352        --
                                                          --------   -------   -------
  (DECREASE) INCREASE IN CASH AND EQUIVALENTS                 (37)       42        57
  CASH AND EQUIVALENTS AT BEGINNING OF YEAR                    42         5        47
                                                          --------   -------   -------
  CASH AND EQUIVALENTS AT END OF YEAR                     $     5        47       104
                                                          ========   =======   =======

See notes to consolidated financial statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               8% PRIDES                                      ACCUMULATED
                                            CONNVERTIBLE          ADDITIONAL    RETAINED            OTHER
                                               PREFERRED   COMMON    PAID-IN    EARNINGS     COMPREHENSIVE   TREASURY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)            STOCK    STOCK    CAPITAL   (DEFICIT)     INCOME (LOSS)      STOCK   TOTAL
  BALANCE, DECEMBER 31, 1996                      $ 15       627     1,745        931                4         (111)    3,211
  Net income                                        --        --        --        250               --           --       250
  Other comprehensive income:
   Cumulative translation adjustment,
     net of deferred tax                            --        --        --         --               (4)          --        (4)
   Change in unrealized gain/loss
     on marketable securities,
     net of deferred tax                            --        --        --         --               11           --        11
                                               ---------   --------  --------   ---------      ---------      --------  -------
  Comprehensive income for 1997                     --        --        --        250                7           --       257
  Issuance of common stock                          --         1         4         --               --            5        10
  Exercise of stock options                         --        --        --        (48)              --           76        28
  Treasury stock acquired                           --        --        --         --               --          (40)      (40)
  Deferred compensation                             --        --        10         --               --           --        10
  Dividends
   PRIDES ($.89 per share)                          --        --        --        (13)              --           --       (13)
   Common ($.32 per share)                          --        --        --        (80)              --           --       (80)
                                               ---------   --------  --------   ---------      ---------      --------  -------
  BALANCE, DECEMBER 31, 1997                        15       628     1,759      1,040               11          (70)    3,383
                                               ---------   --------  --------   ---------      ---------      --------  -------
  Net income                                        --        --        --        297               --           --       297
  Other comprehensive income:
   Cumulative translation adjustment,
     net of deferred tax                            --        --        --         --               (9)          --        (9)
   Change in unrealized gain/loss
     on marketable securities,
     net of deferred tax                            --        --        --         --              (10)          --       (10)
                                               ---------   --------  --------   ---------      ---------      --------  -------
  Comprehensive income for 1998                     --        --        --        297              (19)          --       278
  Issuance of common stock                          --         1        10         --               --           --        11
  Exercise of stock options                         --        --        --         (8)              --           22        14
  Treasury stock acquired                           --        --        --         --               --          (81)      (81)
  Conversion of PRIDES                             (15)       34       (19)        --               --           --        --
  Deferred compensation                             --        --        10         --               --           --        10
  Dividends
   PRIDES ($.67 per share)                          --        --        --        (10)              --           --       (10)
   Common ($.32 per share)                          --        --        --        (80)              --           --       (80)
  Spin-off of Park Place
   Entertainment Corporation                        --        --    (1,760)    (1,586)               8           --    (3,338)
                                               ---------   --------  --------   ---------      ---------      --------  -------
  BALANCE, DECEMBER 31, 1998                        --       663        --       (347)              --         (129)      187
                                               ---------   --------  --------   ---------      ---------      --------  -------
  Net income                                        --        --        --        174               --           --       174
  Other comprehensive income:
   Cumulative translation adjustment,
     net of deferred tax                            --        --        --         --               (1)          --        (1)
   Change in unrealized gain/loss
     on marketable securities,
     net of deferred tax                            --        --        --         --               25           --        25
                                               ---------   --------  --------   ---------      ---------      --------  -------
  Comprehensive income for 1999                     --        --        --        174               24           --       198
  Issuance of common stock                          --       283       843         --               --           --     1,126
  Exercise of stock options                         --        --        --         (5)              --            8         3
  Treasury stock acquired                           --        --        --         --               --          (90)      (90)
  Deferred compensation                             --        --        10         --               --           --        10
  Common dividends ($.08 per share)                 --        --        --        (23)              --           --       (23)
  Adjustment to spin-off of Park
   Place Entertainment Corporation                  --        --        --          4               --           --         4
                                               ---------   --------  --------   ---------      ---------      --------  -------
  BALANCE, DECEMBER 31, 1999                       $--       946       853       (197)              24         (211)    1,415
                                               =========   ========  ========   =========      =========      ========  =======

See notes to consolidated financial statements

               NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999



BASIS OF PRESENTATION AND ORGANIZATION
          On November 30, 1999, Hilton Hotels Corporation ("Hilton" or the "Company") acquired Promus Hotel Corporation ("Promus") in a business combination accounted for as a purchase. Accordingly, the consolidated financial results of Hilton include the results of Promus and its subsidiaries from the date of acquisition.

               On December 31, 1998, Hilton completed a spin-off that split the Company's operations into two independent public corporations per an agreement dated June 30, 1998, one for conducting its hotel business and one for conducting its gaming business. Hilton retained ownership of the hotel business. Hilton transferred the gaming business to a new corporation named Park Place Entertainment Corporation ("Park Place") and distributed the stock of Park Place tax-free to Hilton stockholders on a one-for-one basis. As a result of the spin-off, Hilton's financial statements reflect the gaming business as discontinued operations.

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

          VALUATION OF LONG-LIVED ASSETS
          The carrying value of the Company's long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized in the income statement using a fair value based model.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

          PRE-OPENING COSTS
          In April 1998, the AICPA issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that all nongovernmental entities expense the costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and requires the write-off of any unamortized balances upon implementation. The Company's adoption of SOP 98-5 resulted in a cumulative effect of accounting change of $2 million, net of a tax benefit of $1 million, in the first quarter of 1999.

          MANAGEMENT AND FRANCHISE CONTRACTS
          Management and franchise contracts acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flows expected to be received over the lives of the contracts. This value is amortized using the straight-line method over the remaining contract life. Costs incurred to acquire individual management and franchise contracts are amortized using the straight-line method over the life of the respective contract.

          LEASES
          Leases acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flows expected to be received over the lives of the lease agreements. This value is amortized using the straight-line method over the remaining lease term.

          BRANDS
          The brand names of hotels acquired in acquisitions are assigned a fair market value. To arrive at a value for each brand name, an estimation is made of the amount of royalty income that could be generated from the brand name if it was licensed to an independent third-party owner. The resulting cash flow is discounted back using the estimated weighted average cost of capital for each respective brand name. The brand value is amortized on a straight line basis over 40 years.

          GOODWILL
          Goodwill arose in connection with purchase acquisitions and is amortized using the straight-line method over 40 years.

          UNAMORTIZED LOAN COSTS
          Debt discount and issuance costs incurred in connection with the placement of long-term debt are capitalized and amortized to interest expense over the lives of the related debt.

          SELF-INSURANCE
          The Company is self-insured for various levels of general liability, workers' compensation and employee medical and life insurance coverage. Insurance reserves include the present values of projected settlements for claims.

          EARNINGS PER SHARE ("EPS")
          Basic EPS is computed by dividing net income available to common stockholders (net income less preferred dividends of $13 million in 1997 and $10 million in 1998; no preferred stock was outstanding in
          1999) by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 1997, 1998 and 1999 were 250 million, 250 million and 266 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

          increased the weighted average number of common shares by 31 million, 28 million and 24 million for 1997, 1998 and 1999, respectively. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was $15 million per year for 1997, 1998 and 1999.

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

          RECLASSIFICATIONS
          The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 1999. These classifications have no effect on net income.

ACQUISITIONS AND DIVESTITURES

          ACQUISITION OF PROMUS HOTEL CORPORATION
          On November 30, 1999, the Company completed the acquisition of Promus pursuant to an agreement dated September 3, 1999. Aggregate consideration consisted of approximately $1.7 billion in cash in exchange for 55 percent of the outstanding shares of Promus common stock and approximately 113 million shares of the Company's common stock in exchange for the remaining 45 percent of Promus stock for a combined equity value of approximately $2.8 billion, transaction costs of $175 million, and the assumption of Promus and Promus subsidiary debt totaling $750 million. Transaction costs include $46 million of severance costs, $28 million of which had been paid as of December 31, 1999, covering the termination of Promus employees whose positions were duplicative.

               The acquisition has been accounted for using the purchase method of accounting, and accordingly, the acquisition cost has been allocated to the assets acquired and liabilities assumed based on preliminary estimates of their fair value. A total of $1.2 billion, representing the excess of acquisition cost over the preliminary fair value of Promus' tangible and identifiable intangible net assets, has been allocated to goodwill and is being amortized over 40 years.

               The Company's consolidated results of operations incorporate Promus' activity from the date of the acquisition. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the respective periods. This pro forma information does not purport to be indicative of future results or what would have occurred had the acquisition been made as of those dates.

          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS UNAUDITED)            1998              1999
          Revenues                                                   $ 2,876            3,161
          Operating income                                               676              703
          Income from continuing operations                              197              216
          Net income                                                     306              214
          Basic earnings per share
            Income from continuing operations                            .51              .58
            Net income                                                   .81              .58
          Diluted earnings per share
            Income from continuing operations                            .51              .58
            Net income                                                   .81              .58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

          SPIN-OFF OF GAMING OPERATIONS
          On December 31, 1998, the Company completed a spin-off of its gaming operations. Accordingly, results of operations and cash flows of Park Place have been reported as discontinued operations in the 1997 and 1998 periods presented in the consolidated financial statements.

               Income from discontinued gaming operations for the years ended December 31, 1997 and 1998 are as follows:

          (IN MILLIONS)                                            1997            1998
          Revenue                                                 $2,145          2,295
          Costs and expenses                                       1,944          1,993
                                                                 -------        -------
            Operating income                                         201            302
          Net interest expense                                        67             79
                                                                 -------        -------
            Income before income taxes and minority interest         134            223
          Provision for income taxes                                  63            111
          Minority interest, net                                       4              3
                                                                 -------        -------
          Income from discontiued gaming operations               $   67            109
                                                                 =======        =======

INVENTORIES

          Included in inventories at December 31, 1998 and 1999 are unsold intervals at the Company's vacation ownership properties of $42 million and $70 million, respectively. Inventories are valued at the lower of cost or estimated net realizable value.

INVESTMENTS AND NOTES RECEIVABLE

          Investments and notes receivable at December 31, 1998 and 1999 are as follows:

          (IN MILLIONS)                                            1998           1999
          Equity investments
            Hotels                                               $  33             220
            Other                                                   58              74
          Vacation ownership notes receivable                      107             123
          Other notes receivable                                    40             212
          Marketable securities                                     24             125
                                                                ------           ------
                                                                   262             754
            Less current portion of notes receivable                --              78
                                                                ------           ------
          Total                                                  $ 262             676
                                                                ======           ======

PROPERTY AND EQUIPMENT

          Property and equipment at December 31, 1998 and 1999 are as follows:

          (IN MILLIONS)                                            1998             1999
          Land                                                  $  379               590
          Buildings and leasehold improvements                   2,296             3,256
          Furniture and equipment                                  540               872
          Property held for sale or development                     37                22
          Construction in progress                                  71                86
                                                               -------            -------
                                                                 3,323             4,826
             Less accumulated depreciation                         840               934
                                                               -------            -------
          Total                                                 $2,483             3,892
                                                               =======            =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          Accounts payable and accrued expenses at December 31, 1998 and 1999 are as follows:

          (IN MILLIONS)                                        1998                   1999
          Accounts and notes payable                          $128                    106
          Accrued compensation and benefits                     63                    140
          Accrued property tax                                  24                     32
          Accrued interest                                      27                     34
          Other accrued expenses                               168                    303
                                                           -------                 ------
          Total                                               $410                    615
                                                           =======                 ======

LONG-TERM DEBT

          Long-term debt at December 31, 1998 and 1999 is as follows:

          (IN MILLIONS)                                                             1998                 1999
          Industrial development revenue bonds at adjustable rates, due 2015     $   82                    82
          Senior notes, with an average rate of 7.7%, due 2001 to 2017            1,117                 1,057
          Senior notes, with an average rate of 7.2%, due 2002 to 2004              625                   625
          Mortgage notes, 6.0% to 8.6%, due 2000 to 2016                            145                   308
          5% Convertible subordinated notes due 2006                                492                   494
          Commercial paper                                                           --                    19
          Revolving loans                                                           635                 3,506
          Other                                                                       3                     3
                                                                               ---------              --------
                                                                                  3,099                 6,094
            Less current maturities                                                  62                     9
                                                                               ---------              --------
          Net long-term debt                                                     $3,037                 6,085
                                                                               =========              ========

               Interest paid, net of amounts capitalized, was $74 million, $130 million and $187 million in 1997, 1998 and 1999, respectively. Capitalized interest amounted to $2 million, $4 million and $7 million in 1997, 1998 and 1999, respectively.

          Debt maturities during the next five years are as follows:

          (IN MILLIONS)
          2000                                   $    9
          2001                                    1,818
          2002                                      634
          2003                                      489
          2004                                    1,631

               During 1996, the Company entered into a long-term revolving credit facility with an aggregate commitment of $1.75 billion, which expires in 2001 and may be extended for successive one year periods at the request of the Company with prior written consent of the lenders. In 1999, the Company entered into an additional $1.85 billion unsecured senior credit facility consisting of a $1.4 billion five-year revolver and a $450 million 364-day revolver. The maturity dates of the $1.85 billion facility are extendible on substantially the same terms as the $1.75 billion facility. At December 31, 1999, the $1.75 billion revolving credit facility was fully drawn and approximately $1.3 billion was outstanding under the five-year portion of the $1.85 billion revolving credit facility, leaving approximately $550 million of the revolving credit facilities available to the Company at such date. Borrowings will generally bear interest at the London Interbank Offered Rate ("LIBOR") plus a spread based on the Company's public debt rating or a leverage ratio. The all-in cost of borrowings under the facilities was approximately LIBOR plus 125 basis points as of December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

               Consolidated long-term debt at December 31, 1999 also includes $480 million of borrowings outstanding under a $500 million revolving credit facility at the Hilton Hawaiian Village. The all-in cost of borrowings under this facility, which expires in 2003, was approximately LIBOR plus 87.5 basis points as of December 31, 1999.

               In October 1997, the Company filed a shelf registration statement ("Shelf") with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. At December 31, 1999, available financing under the Shelf totaled $2.1 billion. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

               Pursuant to a debt assumption agreement entered into at the time of the Park Place spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1998 and 1999 consolidated balance sheets. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or in certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of such reimbursement. A pro rata portion of Hilton's historical outstanding public and corporate bank debt balances and related interest expense has been allocated to Park Place for prior periods.

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

               The estimated fair values of the Company's financial instruments at December 31, 1998 and 1999 are as follows:

                                                                             1998                                1999
                                                         ------------------------             ------------------------
                                                          CARRYING           FAIR                CARRYING        FAIR
          (IN MILLIONS)                                     AMOUNT          VALUE                  AMOUNT       VALUE
          Cash and equivalents and long-term
           marketable securities                            $   71            71                     229          229
          Long-term debt (including current maturities)      3,099         3,123                   6,094        5,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

INCOME TAXES

          The provisions for income taxes for the three years ended December 31 are as follows:

          (IN MILLIONS)                              1997          1998            1999
          Current
           Federal                                $ 168             98              98
           State, foreign and local                  34             31              34
                                                 ------         -------         -------
                                                    202            129             132
          Deferred                                  (78)             7              (2)
                                                 ------         -------         -------
          Total                                   $ 124            136             130
                                                 ======         =======         =======

               During 1997, 1998 and 1999 the Company paid income taxes, including amounts paid on behalf of the discontinued gaming operations during 1997 and 1998, of $150 million, $165 million and $141 million, respectively.

               The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1998 and 1999 are as follows:

          (IN MILLIONS)                                      1998                1999
          Deferred tax assets
            Compensation                                   $   20                  57
            Deferred income                                     3                   7
            Insurance                                          17                  25
            Reserves                                           21                  11
            Foreign taxes                                      21                  29
            Business combination expense                       --                  45
            NOL carryforwards                                  --                   3
            Other                                              --                   9
                                                         ---------            --------
                                                               82                 186
          Valuation allowance                                  (3)                 (6)
                                                         ---------            --------
                                                               79                 180
                                                         ---------            --------

          Deferred tax liabilities
            Basis difference                                   (1)               (269)
            Investments                                       (80)               (207)
            Property                                           (2)               (119)
            Brand value                                        --                (420)
            Other                                             (13)                (29)
                                                         ---------            --------
                                                              (96)             (1,044)
                                                         ---------            --------
          Net deferred tax liability                       $  (17)               (864)
                                                         =========            ========

               The reconciliation of the Federal income tax rate to the Company's effective tax rate is as follows:

                                                                              1997              1998              1999
          Federal income tax rate                                             35.0%             35.0               35.0
          Increase in taxes
             State and local income taxes, net of Federal tax benefits         4.0               4.2                4.7
             Foreign taxes, net                                                 .4                --                 --
             Spin-off costs                                                     --                .8                 --
             Other                                                              .1                .5                1.8
                                                                            --------          --------           --------
          Effective tax rate                                                  39.5%             40.5               41.5
                                                                            ========          ========           ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

STOCKHOLDERS' EQUITY

          Five hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 265 million and 378 million were issued at December 31, 1998 and 1999, respectively, including treasury shares of four million and ten million in 1998 and 1999, respectively. Authorized preferred stock includes 25 million shares of preferred stock with a par value of $1.00 per share. In October 1998, 15 million shares of 8% PRIDES convertible preferred stock were converted into 14 million shares of common stock. No preferred shares were issued or outstanding at December 31, 1998 and 1999.

               To reflect the spin-off of the gaming business, the $3.3 billion book value of net assets of discontinued gaming operations as of December 31, 1998 was charged against the Company's retained earnings and additional paid-in capital. During 1999, adjustments to the spin-off totaling $4 million were recorded through retained earnings.

               The Company's Board of Directors has approved the repurchase by the Company of up to 20 million shares of its common stock pursuant to a stock repurchase program. The timing of the stock purchases are made at the discretion of the Company's management. At December 31, 1999, the Company had repurchased 10.7 million shares or 54 percent of the total authorized to be repurchased. The Company may at any time repurchase up to 9.3 million of the remaining shares authorized for repurchase.

               The Company has a Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until November 2009 unless they are terminated, exercised or redeemed.

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

          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                              1997               1998                1999
          Income from continuing operations                                   $ 178                183                 169
          Discontinued gaming operations                                         61                 92                  --
          Cumulative effect of accounting change                                 --                 --                  (2)
                                                                           --------           --------            ---------
          Net income                                                          $ 239                275                 167
                                                                           ========           ========            =========
          Basic EPS
            Income from continuing operations                                 $ .66                .69                 .63
            Discontinued gaming operations                                      .25                .37                  --
            Cumulative effect of accounting change                               --                 --                (.01)
                                                                           --------           --------            ---------
            Net income                                                        $ .91               1.06                 .62
                                                                           ========           ========            =========
          Diluted EPS
            Income from continuing operations                                 $ .66                .69                 .63
            Discontinued gaming operations                                      .24                .35                  --
            Cumulative effect of accounting change                               --                 --                (.01)
                                                                           --------           --------            ---------
            Net income                                                        $ .90               1.04                 .62
                                                                           ========           ========            =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

               At December 31, 1999, 33 million shares of common stock were reserved for the exercise of options under the Company's Stock Incentive Plans. Options may be granted to salaried officers, directors and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The Stock Incentive Plans also permit the granting of Stock Appreciation Rights ("SARs"). No SARs have been granted as of December 31, 1999.

               The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, respectively: dividend yield of one percent for each of the three years; expected volatility of 32, 34 and 31 percent; risk-free interest rates of 6.5, 5.5 and 4.8 percent and expected lives of six years for 1997 and 1998 and seven years for 1999.

               A summary of the status of the Company's stock option plans as of December 31, 1997, 1998 and 1999, and changes during the years ending on those dates is presented below:

                                                         OPTIONS              WEIGHTED
                                                           PRICE               AVERAGE                                    AVAILABLE
                                                           RANGE                 PRICE                 OPTIONS                  FOR
                                                      (PER SHARE)           (PER SHARE)            OUTSTANDING                GRANT
          Balance at December 31, 1996            $ 4.68 - 18.70               $ 12.08              13,799,456            3,221,762
            Authorized                                                                                      --            6,200,000
            Granted                                15.95 - 21.30                 16.73               3,046,990           (3,046,990)
            Exercised                               4.72 - 16.23                  9.32              (1,418,185)                  --
            Cancelled                               7.46 - 17.15                 13.87                (796,642)             795,892
                                                 ----------------           -----------          --------------        ------------
          Balance at December 31, 1997              4.68 - 21.30                 13.23              14,631,619            7,170,664
            Authorized                                                                                      --           12,000,000
            Granted                                12.17 - 27.53                 18.23               9,113,850           (9,113,850)
            Exercised                               4.72 - 18.38                 10.04                (692,067)                  --
            Cancelled                              10.48 - 21.30                 15.71              (2,359,632)           2,359,632
                                                 ----------------           -----------          --------------        ------------
         Balance at December 31, 1998               4.68 - 27.53                 15.25              20,693,770           12,416,446
            Granted                                10.84 - 15.31                 14.84               3,157,400           (3,157,400)
            Exercised                               4.72 - 16.59                  9.35                (270,276)                  --
            Cancelled                              10.48 - 21.30                 16.39                (823,152)             823,152
                                                 ----------------           -----------          --------------        ------------
         Balance at December 31, 1999            $  4.68 - 27.53               $ 15.22              22,757,742           10,082,198
                                                 ================           ===========          ==============        ============

               The following table summarizes information about stock options outstanding at December 31, 1999:

                                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                   -----------------------------------------      ----------------------------
                                                       WEIGHTED
          RANGE                                         AVARAGE     WEIGHTED                        WEIGHTED
          OF                                          REMAINING      AVERAGE                         AVERAGE
          EXERCISE                         NUMBER   CONTRACTUAL     EXERCISE             NUMBER     EXERCISE
          PRICE                       OUTSTANDING          LIFE        PRICE        EXERCISABLE        PRICE
         $ 4.68 - 11.88                7,747,892        5.1         $11.40           6,234,892       $11.28
          12.51 - 14.84                8,132,250        8.6          14.21           2,025,101        14.14
          15.06 - 27.53                6,877,600        7.9          20.74           2,144,181        17.48
        ----------------            ------------    ---------     ----------      -------------   -----------
         $ 4.68 - 27.53               22,757,742        7.2         $15.22          10,404,174       $13.11
        ================            ============    =========     ==========      =============   ===========


               Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan by which the Company is authorized to issue up to two million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

EMPLOYEE BENEFIT PLANS

          The Company and its subsidiaries have various employee investment plans whereby the Company contributes certain percentages of employee contributions. The aggregate expense to the Company under these plans totaled $4 million, $4 million and $6 million in 1997, 1998 and 1999, respectively.

               A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $9 million, $11 million and $13 million in 1997, 1998 and 1999, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

               In addition, a significant number of the Company's employees are covered by a noncontributory retirement plan ("Basic Plan"). The Company also has plans covering qualifying employees and non-officer directors ("Supplemental Plans"). Benefits for all plans are based upon years of service and compensation, as defined. As of December 31, 1996, employees have not accrued additional benefits under either the Basic or Supplemental Plans. Plan assets will be used to pay benefits due employees for service through this date. As of December 31, 1998 and 1999, these plans have assets of $257 million and $258 million and a projected benefit obligation of $233 million and $224 million, respectively. Accrued pension cost totaled $17 million at December 31, 1998 and 1999. Pension expense for the years ended December 31, 1997, 1998 and 1999 was not significant.

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

LEASES

          The Company leases hotel properties and land under operating leases. As of December 31, 1999, the Company leased 74 hotels, 52 of which are leased from RFS Hotel Investors, Inc. ("RFS"). The Company's hotel leases require the payment of rent equal to the greater of fixed base rent or percentage rent based on a percentage of revenue, and expire through July 2012, with varying renewal options. Substantially all of the hotels leased from RFS are cross-defaulted with one another. The Company's land leases represent ground leases for certain owned hotels and, in addition to minimum base rental payments, may require the payment of additional rents based on varying percentages of revenue or income. Total rent expense incurred under the Company's leases was $19 million, $22 million and $23 million in 1997, 1998 and 1999 respectively. Minimum lease commitments under noncancelable operating leases, including RFS, approximate $66 million annually through 2004 with an aggregate commitment of $811 million through 2044.

               In January 2000, the Company entered into an agreement which gives RFS the option to terminate the RFS leases. As consideration for terminating the leases, RFS will pay the Company approximately $60 million. It is anticipated that the lease termination will be accomplished in the first quarter of 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

COMMITMENTS AND CONTINGENCIES

          The Company is liable under certain lease agreements pursuant to which it has assigned the direct obligation to third party interests. Additionally, the Company manages certain hotels for others under agreements that provide for payments or loans to the hotel owners if stipulated levels of financial performance are not maintained. The Company has also provided guarantees for loans and leases related to certain joint ventures. Management believes the likelihood is remote that material payments will be required under these agreements. The Company's estimated maximum exposure under such agreements is approximately $41 million over the next 30 years.

               At December 31, 1999, the Company had contractual commitments for construction, major expansion and rehabilitation projects of approximately $175 million.

          FELCOR
          FelCor Lodging Trust Inc. ("FelCor") owns or has an interest in 75 Company hotels as of December 31, 1999. The Company has guaranteed repayment of a third party loan to FelCor of up to $25 million.

          CANDLEWOOD
          A subsidiary of the Company has committed to provide credit support for a loan facility utilized by Candlewood Hotel Company ("Candlewood") to provide construction and permanent financing to Candlewood and its franchisees, with the aggregate amount of exposure for all such credit support capped at $30 million. As of December 31, 1999, the Company has guaranteed $11 million in such financing.

          FRANCHISE FINANCING
          The Company has established franchise financing programs with third party lenders to support the growth of its Hampton Inn, Homewood Suites by Hilton, Hilton Garden Inn and Embassy Suites hotels. As of December 31, 1999, the Company has provided guarantees of $36 million on loans outstanding under the programs.

          OTHER
          Various lawsuits are pending against the Company. In management's opinion, disposition of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL FINANCIAL INFORMATION

          Promus Hotels, Inc. ("PHI") is a wholly-owned subsidiary of the Company that was acquired as part of the Promus acquisition on November 30, 1999. The Company's consolidated results reflect the operations of PHI only for the month of December 1999. Among other things, PHI holds the franchise license for many of the Company's franchised hotels, primarily Embassy Suites, Hampton Inn and Homewood Suites by Hilton brands. The following summarized financial information for PHI, as of and for the twelve months ended December 31, reflects the push-down of purchase accounting in December 1999.

          (IN MILLIONS)                                1997        1998          1999
          ASSETS
          Current assets                                           $ 37            84
          Property and equipment, net                               427           323
          Other assets                                              409         1,090
                                                                --------      --------
                                                                   $873         1,497
                                                                --------      --------

          LIABILITIES
          Current liabilities                                      $ 86            84
          Notes payable                                             243             6
          Other long-term obligations                               119           111
                                                                --------      --------
                                                                    448           201
                                                                --------      --------
          Net assets                                               $425         1,296
                                                                ========      ========

          Revenues                                   $ 290          316           326
          Operating income                             104          166           192
          Net income                                    74           93            68

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HILTON HOTELS CORPORATION:

          We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

          /s/ Arthur Andersen LLP
          Arthur Andersen LLP
          Los Angeles, California
          February 3, 2000

                SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

QUARTERLY FINANCIAL DATA

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)     1ST QUARTER    2ND QUARTER     3RD QUARTER   4TH QUARTER            TOTAL
  1998
Revenue                                               $    366             457            450            496            1,769
EBITDA(1)                                                  122             173            150            151              596
Operating income                                            94             142            116            112              464
Income from continuing operations                           38              65             41             44              188
Income from discontinued
 gaming operations                                          39              41             38             (9)             109
Net income                                                  77             106             79             35              297

Basic EPS(2)
 Continuing operations                                $    .14             .25            .15            .17              .71
 Discontinued gaming operations                            .16             .16            .16           (.03)             .44
                                                     ---------         -------       --------       --------          --------
 Net income                                           $    .30             .41            .31            .14             1.15
                                                     ---------         -------       --------       --------          --------

Diluted EPS
 Continuing operations                                $    .14             .25            .15            .17              .71
 Discontinued gaming operations                            .15             .14            .15           (.03)             .41
                                                     ---------         -------       --------       --------          --------
 Net income                                           $    .29             .39            .30            .14             1.12
                                                     ---------         -------       --------       --------          --------

1999
Revenue                                               $    475             539            498            638            2,150
EBITDA(1)                                                  156             198            161            180              695
Operating income                                           116             154            114            111              495
Income from continuing operations                           42              66             42             26              176
Cumulative effect of accounting
 change, net of tax benefit                                 (2)             --             --             --               (2)
Net income                                                  40              66             42             26              174

Basic EPS(2)
 Continuing operations                                $    .16             .26            .16            .09              .66
 Cumulative effect of
   accounting change                                      (.01)             --             --             --             (.01)
                                                     ---------         -------       --------       --------          --------
 Net income                                           $    .15             .26            .16            .09              .65
                                                     ---------         -------       --------       --------          --------

Diluted EPS
 Continuing operations                                $    .16             .25            .16            .09              .66
 Cumulative effect of
   accounting change                                      (.01)             --             --             --             (.01)
                                                     ---------         -------       --------       --------          --------
 Net income                                           $    .15             .25            .16            .09              .65
                                                     =========         =======       ========       ========          ========

  As of December 31, 1999 there were approximately 23,300 stockholders of record.

(1) EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income. EBITDA is presented supplementally because management believes it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or net income, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies, and therefore comparability may be limited.

(2) The sum of EPS for the four quarters may differ from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

                SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

GENERAL INFORMATION

                                     YEAR ENDED DECEMBER 31, 1997      1998      1999
  EBITDA (IN MILLIONS)
  EBITDA
   Operations                                                $561       660       768
   Corporate expense, net                                     (64)      (64)      (73)
                                                           -------    ------    ------
   Total EBITDA                                              $497       596       695
                                                           =======    ======    ======

  Reconciliation of operating income to EBITDA:
   Operating income                                          $395       464       495
   Pre-opening expense                                        --         --         2
   Non-cash items                                              (2)       --        --
   Operating interest and dividend income                     --         --         3
   Depreciation and amortization(1)                           104       132       195
                                                           -------    ------    ------
   EBITDA                                                    $497       596       695
                                                           =======    ======    ======

                                                             1998      1999     CHANGE
  COMPARATIVE STATISTICAL INFORMATION(2)
  Hilton
   Occupancy                                               71.2 %    70.7 %    (.5)pts
   Average rate                                          $127.19   $130.60     2.7 %
   RevPAR                                                $ 90.54   $ 92.34     2.0 %
  Hilton Garden Inn
   Occupancy                                               64.0 %    65.9 %    1.9 pts
   Average rate                                          $ 91.00   $ 92.05     1.2 %
   RevPAR                                                $ 58.20   $ 60.63     4.2 %
  Doubletree(3)
   Occupancy                                               70.8 %    70.1 %    (.7)pts
   Average rate                                          $106.34   $108.01     1.6 %
   RevPAR                                                $ 75.31   $ 75.70      .5 %
  Embassy Suites
   Occupancy                                               72.5 %    73.1 %     .6 pts
   Average rate                                          $120.77   $121.49      .6 %
   RevPAR                                                $ 87.57   $ 88.84     1.5 %
  Homewood Suites by Hilton
   Occupancy                                               73.9 %    73.7 %    (.2)pts
   Average rate                                          $ 96.01   $ 95.01    (1.0)%
   RevPAR                                                $ 70.93   $ 69.98    (1.3)%
  Hampton Inn
   Occupancy                                               70.0 %    68.1 %   (1.9)pts
   Average rate                                          $ 68.57   $ 71.29     4.0 %
   RevPAR                                                $ 47.98   $ 48.57     1.2 %
  Other
   Occupancy                                               68.1 %    67.0 %   (1.1)pts
   Average rate                                          $ 98.38   $ 99.50     1.1 %
   RevPAR                                                $ 67.02   $ 66.70     (.5)%

(1)  Includes proportionate share of unconsolidated affiliates.
(2) Statistics are presented on a pro forma basis for both periods, as if the acquisition of Promus Hotel Corporation had been completed as of January 1, 1998. Statistics are for comparable hotels, and include only those hotels in the system as of December 31, 1999 which were owned, managed or franchised by Hilton since January 1, 1998.

(3) Doubletree franchised hotels are not included in the statistical information.

FIVE YEAR SUMMARY


(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)         YEAR ENDED DECEMBER  31, 1995      1996     1997         1998        1999
OPERATING DATA
REVENUE                                                                    $    715         947     1,475        1,769      2,150
INCOME
 Income from continuing operations                                         $     88         120       183          188        176
 Discontinued gaming operations                                                  85         (38)       67          109         --
 Cumulative effect of
   accounting change                                                             --          --        --           --         (2)
                                                                          ---------    --------   --------     --------   --------
 Net income                                                                $    173          82       250          297        174
                                                                          =========    ========   ========     ========   ========

BASIC EARNINGS PER SHARE
 Income from continuing operations                                         $    .46         .61       .68          .71        .66
 Discontinued gaming operations                                                 .44        (.20)      .27          .44         --
 Cumulative effect of
   accounting change                                                             --          --        --           --       (.01)
                                                                          ---------    --------   --------     --------   --------
 Net income                                                                $    .90         .41       .95         1.15        .65
                                                                          =========    ========   ========     ========   ========

DILUTED EARNINGS PER SHARE
 Income from continuing operations                                         $    .45         .61       .68          .71        .66
 Discontinued gaming operations                                                 .44        (.20)      .26          .41         --
 Cumulative effect of
   accounting change                                                             --          --        --           --       (.01)
                                                                          ---------    --------   --------     --------   --------
 Net income                                                                $    .89         .41       .94         1.12        .65
                                                                          =========    ========   ========     ========   ========

CASH DIVIDENDS PER COMMON SHARE                                            $    .30        .305       .32          .32        .08

Other Information
EBITDA
 Operations                                                                $    308         401       561          660        768
 Corporate expense, net                                                         (18)        (40)      (64)         (64)       (73)
                                                                          ---------    --------   --------     --------   --------
   Total                                                                   $    290         361       497          596        695
                                                                          =========    ========   ========     ========   ========

NUMBER OF PROPERTIES AT YEAR END
 Owned(1)                                                                        19          24        25           32         85
 Joint venture                                                                   14           7         7            5         56
 Leased                                                                          --          --        --           --         74
 Managed                                                                         24          28        27           24        185
 Franchised                                                                     162         172       180          188      1,352
                                                                          ---------    --------   --------     --------   --------
   Total                                                                        219         231       239          249      1,752
                                                                          =========    ========   ========     ========   ========

AVAILABLE ROOMS AT YEAR END
 Owned(1)                                                                    10,714      17,786    18,377       23,341     36,367
 Joint venture                                                               13,384       5,306     5,422        2,421     16,171
 Leased                                                                          --          --        --           --     12,681
 Managed                                                                     15,096      16,776    15,779       14,690     51,979
 Franchised                                                                  41,687      43,694    45,092       46,562    183,081
                                                                          ---------    --------   --------     --------   --------
   Total                                                                     80,881      83,562    84,670       87,014    300,279
                                                                          =========    ========   ========     ========   ========


(1) Includes majority owned and controlled hotels.

                             CORPORATE INFORMATION


BOARD OF DIRECTORS

Stephen F. Bollenbach(3,4)
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

A. Steven Crown(1,2,3)
GENERAL PARTNER,
HENRY CROWN & COMPANY,
CHICAGO, ILLINOIS - DIVERSIFIED
MANUFACTURING OPERATIONS,
MARINE OPERATIONS AND REAL
ESTATE VENTURES

Peter M. George(1,2,3)
VICE CHAIRMAN AND GROUP
CHIEF EXECUTIVE - HILTON
GROUP PLC, AND CHAIRMAN -
HILTON INTERNATIONAL CO.,
HERTS, ENGLAND - HOTEL AND
GAMING COMPANY

Arthur M. Goldberg
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
PARK PLACE ENTERTAINMENT
CORPORATION, LAS VEGAS,
NEVADA - CASINO GAMING COMPANY

Barron Hilton(3)
CHAIRMAN

Dieter H. Huckestein
EXECUTIVE VICE PRESIDENT,
HILTON HOTELS CORPORATION,
AND PRESIDENT - HOTEL
DIVISION

Robert L. Johnson(1,2,3,4)
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
BET HOLDINGS, INC.,
WASHINGTON, D.C. -
DIVERSIFIED MEDIA HOLDING
COMPANY, CHAIRMAN AND
PRESIDENT OF DISTRICT
CABLEVISION, INC.

Benjamin V. Lambert(1,3)
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
EASTDIL REALTY COMPANY,
L.L.C., NEW YORK -REAL
ESTATE INVESTMENT BANKERS

John H. Myers
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
GENERAL ELECTRIC ASSET
MANAGEMENT INCORPORATED,
STAMFORD, CONNECTICUT - A
WHOLLY-OWNED SUBSIDIARY OF
GENERAL ELECTRIC COMPANY

John L. Notter(1,2,3)
CHAIRMAN,
SWISS AMERICAN INVESTMENT
CORP. - AN INVESTMENT FIRM,
AND CHAIRMAN, WESTLAKE
PROPERTIES, WESTLAKE VILLAGE,
CALIFORNIA - A HOTEL AND REAL
ESTATE DEVELOPMENT COMPANY

Judy L. Shelton (1,2,3)
ECONOMIST, SPECIALIZING IN
INTERNATIONAL MONEY, FINANCE
AND TRADE ISSUES, MARSHALL,
VIRGINIA, AND PROFESSOR OF
INTERNATIONAL FINANCE AT THE
DUXX ESCUELA DE GRADUADOS
EN LIDERAZGO EMPRESERIAL, IN
MONTERREY, MEXICO

Donna F. Tuttle(1,2,3,4)
PRESIDENT, KORN TUTTLE
CAPITAL GROUP, LOS ANGELES,
CALIFORNIA - FINANCIAL
CONSULTING AND INVESTMENTS FIRM

Peter V. Ueberroth
MANAGING DIRECTOR,
CONTRARIAN GROUP, INC.,
NEWPORT BEACH, CALIFORNIA - A
BUSINESS MANAGEMENT COMPANY,
AND CO-CHAIRMAN,
PEBBLE BEACH COMPANY, PEBBLE
BEACH, CALIFORNIA -
A GOLF MANAGEMENT COMPANY

Sam D. Young, Jr.(1,2,3)
CHAIRMAN, TRANS-WEST
ENTERPRISES, INC.,
EL PASO, TEXAS -
AN INVESTMENT COMPANY

(1) Members of the Audit Committee
(2) Members of the Compensation Committee
(3) Members of the Nominating Committee
(4) Members of the Diversity Committee

CORPORATE EXECUTIVE OFFICERS

Stephen F. Bollenbach
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Thomas E. Gallagher
EXECUTIVE VICE PRESIDENT,
CHIEF ADMINISTRATIVE OFFICER,
GENERAL COUNSEL AND
SECRETARY

Matthew J. Hart
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Dieter H. Huckestein
EXECUTIVE VICE PRESIDENT -
HILTON HOTELS CORPORATION,
AND PRESIDENT -
HOTEL DIVISION

Thomas L. Keltner
EXECUTIVE VICE PRESIDENT -
HILTON HOTELS CORPORATION,
AND PRESIDENT - FRANCHISE
HOTEL GROUP

CORPORATE SENIOR OFFICERS

Mariel C. Albrecht
SENIOR VICE PRESIDENT AND
TREASURER

Marc A. Grossman
SENIOR VICE PRESIDENT -
CORPORATE AFFAIRS

James T. Harvey
SENIOR VICE PRESIDENT AND
CHIEF INFORMATION OFFICER

Dorothy Hayden-Watkins
SENIOR VICE PRESIDENT -
DIVERSITY

Robert M. La Forgia
SENIOR VICE PRESIDENT AND
CONTROLLER

Molly McKenzie-Swarts
SENIOR VICE PRESIDENT -
HUMAN RESOURCES

Stevan D. Porter
SENIOR VICE PRESIDENT -
HILTON HOTELS CORPORATION,
AND EXECUTIVE VICE PRESIDENT
- HOTEL DIVISION
- HOTEL OPERATIONS

Hilmar A. Rosenast
SENIOR VICE PRESIDENT -
HILTON HOTELS CORPORATION,
AND EXECUTIVE VICE PRESIDENT
- HOTEL DIVISION
- SELECT HOTELS


GENERAL INFORMATION

Hilton Hotels
Corporation
WORLD HEADQUARTERS
9336 CIVIC CENTER DRIVE
BEVERLY HILLS, CA 90210
310.278.4321

Transfer Agent and
Registrar for Common
Stock
CHASEMELLON
SHAREHOLDER SERVICES, L.L.C.
85 CHALLENGER ROAD
OVERPECK CENTRE
RIDGEFIELD PARK, NJ 07660
www.chasemellon.com
1.888.224.2751
FOR THE HEARING IMPAIRED:
1.800.231.5469

Independent Public
Accountants
ARTHUR ANDERSEN LLP

Form 10-K
STOCKHOLDERS WISHING TO
RECEIVE A COPY OF THE
COMPANY'S ANNUAL REPORT
ON FORM 10-K, AS FILED WITH
THE SECURITIES AND EXCHANGE
COMMISSION, EXCLUSIVE OF THE
EXHIBITS THERETO, MAY DO SO
WITHOUT CHARGE BY WRITING TO
INVESTOR RELATIONS,
HILTON HOTELS CORPORATION,
9336 CIVIC CENTER DRIVE,
BEVERLY HILLS, CA 90210.

Annual Meeting
THE ANNUAL MEETING OF STOCKHOLDERS
IS SCHEDULED TO BE HELD
AT THE BEVERLY HILTON,
9876 WILSHIRE BOULEVARD,
BEVERLY HILLS, CALIFORNIA, ON
MAY 11, 2000 AT 10:00 A.M.

Hotel Reservation Information
1.800.HILTONS

Visit our website at:
www.hilton.com


The following service marks used in this annual report are owned by Hilton Hospitality, Inc.; Hilton,-Registered Trademark- Doubletree,-Registered Trademark- Embassy Suites,-Registered Trademark- Hampton Inn,-Registered Trademark- Hampton Inn & Suites,-Registered Trademark- Homewood Suites-Registered Trademark- by Hilton, Conrad International,-Registered Trademark- Red Lion,-Registered Trademark- and HHonors.-Registered Trademark-