Form 10-K, Exhibit 13
period 2000-12-31
HILTON HOTELS CORP
filed 2001-03-28
CIK 47580

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

    On November 30, 1999, Hilton Hotels Corporation ("Hilton" or the "Company") completed the acquisition of Promus Hotel Corporation ("Promus"). As a result of the Promus acquisition, the Company expanded its hotel count by over 1,450 properties representing more than 200,000 rooms. The discussion and analysis of results of operations include the results of Promus from the date of acquisition.

    On December 31, 1998, Hilton completed a spin-off that split the Company's operations into two independent public corporations, one for conducting its hotel business and one for conducting its gaming business. Hilton retained ownership of the hotel business. The Company transferred the gaming business to a new corporation named Park Place Entertainment Corporation ("Park Place"), and distributed the stock of Park Place tax-free to Hilton stockholders on a one-for-one basis. As a result of the spin-off, Hilton's historical financial statements reflect the gaming business as discontinued operations. The following discussion and analysis of results of operations is that of Hilton's continuing operations.

    Hilton's operations include the consolidated results of the Company's owned, partially owned and leased hotel assets, management and franchise fees, equity income from unconsolidated affiliates and earnings from vacation ownership and conference center operations. At December 31, 2000, the Company's hotel system contained 1,895 properties totaling approximately 318,000 rooms worldwide. The Company's brands include Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Hampton, Homewood Suites by Hilton, Red Lion, Conrad and Harrison Conference Centers. The Company's hotel system also includes certain properties that are not Company-branded. In addition, the Company develops and operates vacation ownership resorts through Hilton Grand Vacations Company and its related entities, which are wholly owned by the Company. The Company is also engaged in various other activities incidental or related to the operation of hotels.

    Properties by brand at December 31, 2000 are as follows:

Brand	Hotels	Rooms
Hilton	228	85,243
Hilton Garden Inn	89	12,575
Doubletree	159	42,548
Embassy Suites	158	38,510
Homewood Suites by Hilton	94	10,474
Hampton	1,073	111,231
Other	94	17,242

Total	1,895	317,823

    Of the 1,895 total hotels at December 31, 2000, 1,492 are owned and operated by franchisees and 403 are operated by the Company. Depending on the brand, the Company charges franchise royalty fees of up to five percent of rooms revenue in exchange for the use of one of its brand names and franchise related services. Company operated properties include 139 owned or partially owned hotels, 73 leased hotels and 191 hotels managed for third parties. As a manager of hotels, the Company is typically responsible for supervising or operating the hotel in exchange for fees based on a percentage of the hotel's gross revenues, operating profits, cash flow, or a combination thereof.

DEVELOPMENT

    Overview  Hilton intends to grow its brands primarily through franchising and the addition of management contracts. In addition, the Company will continue to review its hotel portfolio for potential repositioning or re-branding opportunities and may seek to sell certain owned assets. The Company did not purchase any hotel properties during 2000 and acquisition spending is not expected to be significant in 2001.

    During 2000, the Company added a total of 170 hotels or approximately 23,500 rooms to its portfolio, including an increase of 157 franchise properties and seven managed properties owned by third parties. A total of 27 properties or approximately 6,000 rooms were removed from the Company's system during the same period. Most of these removals occurred in the first six months of 2000 and related to former Promus brand franchise hotels which did not meet the Company's quality standards; only eight properties were removed in the second half of 2000. During 2000, the Company continued to enhance its development pipeline by approving 223 new hotels, primarily franchises, representing approximately 32,000 rooms.

    In the fourth quarter of 2000, Hilton announced a joint venture agreement with Hilton Group plc to develop, through management contracts, the Conrad brand of luxury hotels throughout the world. The Company currently operates nine Conrad luxury properties in Europe, the Middle East and Asia. In January 2001, the Company entered into an agreement to affiliate 13 Camino Real hotels and resorts located in Mexico, and one Camino Real hotel in Texas, with the Company's family of brands. Effective April 1, 2001, the Camino Real hotels will participate in the Company's loyalty program, the Hilton Reservations Worldwide reservation system and our sales and marketing programs. Following the completion of a $40 million rehabilitation program funded by the owners, the Company anticipates that these properties will be rebranded either as Hilton hotels or another of our hotel brands. Also in January 2001, the Company announced an agreement to manage 16 hotels owned by Equity Inns, Inc. The two-year management agreement includes 15 Hampton Inn and one Homewood Suites by Hilton hotels.

    The Company anticipates that its hotel owners will open approximately 180 properties during 2001, with Hampton Inn, Hilton Garden Inn and Homewood Suites by Hilton accounting for most of the new development. Our ability to grow the number of franchised and managed hotels is affected by, among other things, national and regional economic conditions, capital markets, credit availability, relationships with franchisees and owners as well as competition from other hotel franchisors and managers.

    Alliances  In 1997, the Company entered into agreements with Hilton Group plc, whose wholly owned subsidiary Hilton International Co. ("HI") owns the rights to the Hilton name outside the United States. The agreements provide for the reunification of the Hilton brand worldwide through a strategic alliance between the companies, including cooperation on sales and marketing, loyalty programs and other operational matters. Pursuant to these agreements, the Company and HI re-launched the Hilton HHonors ("HHonors") loyalty program on a worldwide basis. In April 2000, HHonors was further expanded to include the Hampton, Doubletree, Embassy Suites and Homewood Suites by Hilton brands. HHonors related stays have accounted for over 20 percent of total stays at these four brands since the program expansion. HHonors is now featured in more than 2,100 hotels worldwide and continues to experience solid enrollment activity, with approximately 11 million travelers enrolled since the program was introduced, including nearly 3 million enrolled during 2000. Since the expansion of HHonors in April 2000, over 25 percent of the enrollment activity has been completed through the Hilton.com website. The Company expects the expansion of HHonors to continue to have a positive impact on the brands that participate in the program.

    As of December 31, 2000, Hilton owned approximately 1.5 million shares of FelCor Lodging Trust Inc. ("FelCor") common stock, representing approximately three percent of FelCor's outstanding shares. FelCor owned or had an interest in 84 Company brand hotels as of December 31, 2000. In addition, the Company has guaranteed repayment of a third party loan to FelCor of up to $25 million.

    At December 31, 2000, the Company owned approximately 2.6 million shares of Candlewood Hotel Company ("Candlewood") common stock, representing approximately 29 percent of Candlewood's outstanding shares. The Company also has a note receivable from Candlewood with a balance at December 31, 2000 of $15 million.

    Development Financing  In order to assist prospective owners in obtaining financing for hotel projects, the Company has initiated programs to provide alternative capital sources to owners.

    Hilton Acceptance Corp. ("HilMAC"), a third party lending entity, provides first mortgage construction financing to franchisees for select Hilton Garden Inn, Homewood Suites by Hilton, Hampton and Embassy Suites hotels. The Company has guaranteed $33 million of loans outstanding under the HilMAC program. The Company also has provided secondary financing to franchisees under a mezzanine financing program. Loans outstanding under this program at December 31, 2000 totaled approximately $51 million.

    The Company has provided credit support for a loan facility utilized by Candlewood to provide construction and permanent financing to Candlewood and its franchisees. The Company's aggregate maximum exposure for such credit support is capped at $30 million. As of December 31, 2000, the Company has guaranteed $10 million of such financing.

    Acquisitions and Capital Spending  Aggregate consideration in the November 30, 1999 acquisition of Promus consisted of approximately 113 million shares of the Company's common stock and $1.7 billion in cash, for a combined equity value of approximately $2.8 billion, transaction costs of $175 million, and the assumption of debt totaling $750 million. The Promus acquisition has created a more diversified and balanced income stream by increasing the percentage of revenue that the Company derives from management and franchise fees, both of which require little or no ongoing capital investment by the Company. The integration of Promus was substantially completed during the first quarter of 2000. The Company believes the Promus acquisition has and will continue to yield significant synergies, economies of scale and revenue enhancements by providing greater opportunity for expansion with multiple brands and market segments; spreading overhead over a wider base of properties; and including the Promus brands in Hilton's HHonors program, its central reservation system and its sales and marketing initiatives.

    In September 2000, the Company completed a transaction with Boykin Lodging Company ("Boykin") in which the two companies exchanged hotel properties that were of equal value, but which would have more strategic value in each other's portfolios. In the transaction, Hilton transferred ownership of the Doubletree San Antonio Airport and the Doubletree Guest Suites in Southfield, Michigan to Boykin in exchange for the Cleveland Marriott East in Beachwood, Ohio, which has been renamed the Hilton Cleveland. The Company retained franchise agreements on the properties transferred to Boykin.

    Capital expenditures at owned properties during 2000 totaled $458 million, representing maintenance capital expenditures and several significant renovation and construction projects. These projects include construction of the 453-room Kalia Tower at the Hilton Hawaiian Village Beach Resort & Spa, which will feature a world class health club and wellness spa, exciting retail shops and an interactive Hawaiian cultural center. The project is scheduled to be completed in May 2001. Significant 2000 construction projects also include the construction of a 319-room tower addition at the Hilton Portland, which is scheduled for completion in the second quarter of 2002, and the renovation of existing rooms and construction of a 222-room addition at the Hilton Seattle Airport. The renovation portion of the Seattle project was completed in October 2000 and the room addition was completed in February 2001. The Company is also currently completing construction of two Homewood Suites by Hilton properties.

    Construction was completed on a 264-unit vacation ownership resort at the Hilton Hawaiian Village Beach Resort & Spa which opened in January 2001. Interval sales, which commenced during the first quarter of 2000, are well ahead of forecast and the Company began to recognize the income from these sales in the first quarter of 2001. Construction costs associated with the Company's vacation ownership (timeshare) operations during 2000 totaled approximately $60 million. These costs are reflected as inventory until the intervals are sold. In January 2001, the Company announced the development of a new 1,500-unit timeshare property in Las Vegas, the Company's third timeshare development in that market, along with its successful timeshare properties at the Las Vegas Hilton and Flamingo hotels. In February 2001, the Company announced the development of a 384-unit timeshare property in Orlando, Florida, the Company's second timeshare development in that market. The Company provides financing to the buyers of its timeshare units. During 2000, new investments totaled $140 million, which consists primarily of loans related to such financing.

    In January 2001, the Hilton New Orleans Riverside started the most extensive renovation in the history of the hotel. 1,150 guest rooms and suites will be completely renovated with new furniture, fixtures and equipment, with completion scheduled for Fall of 2002. Construction also began in January 2001 on the refurbishment of the Waldorf=Astoria's Starlight Roof Ballroom and construction of 13 new executive meeting rooms. The Starlight Roof portion is scheduled for completion in May 2001, while the meeting room construction is expected to run through October 2001. In May 2001, renovation will begin at the Hilton San Francisco encompassing 568 suites and guest rooms, along with construction of a new two story world class health spa and spectacular 44th floor executive lounge, with completion scheduled for Spring of 2002. During 2001, the Company anticipates spending approximately $160 million on renovation and construction projects (including timeshare), as well as approximately $290 million on normal capital replacements, upgrades and technology. Expenditures required to complete capital spending programs in 2001 will be financed through available cash flow and general corporate borrowings.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities totaled $390 million, $279 million and $589 million for the years ended December 31, 1998, 1999 and 2000, respectively. The increase in 2000 was primarily attributable to continued strength at many of the Company's owned full-service hotels and the benefit of cash flow from the hotel properties acquired in the Promus acquisition. The decrease in 1999 compared to 1998 was primarily attributable to working capital variances.

    Net cash used in investing activities was $2.3 billion in 1999 compared to $243 million in 2000. 1999 investments included $1.7 billion for the Promus acquisition as well as hotel acquisition spending. Increased capital expenditures and additional investments in the 2000 period were offset by proceeds received from the sale of securities and the collection of notes receivable related to Homewood Suites by Hilton properties sold in 1999. Net cash used in investing activities increased $1.2 billion from 1998 to 1999 due primarily to the Promus acquisition, partially offset by a lower level of hotel acquisition spending in 1999 compared to 1998.

    Net cash provided by financing activities totaled $2.1 billion in 1999 and net cash used in financing activities totaled $403 million in 2000. The decrease in cash provided by financing activities is primarily attributable to additional revolving debt borrowings in 1999 to fund the cash portion of the Promus acquisition compared to the repayment of commercial paper borrowings and revolving loans in excess of additional long-term fixed rate borrowings in 2000. Net cash provided by financing activities in 1999 increased approximately $1.7 billion in comparison to 1998, primarily representing financing of the cash portion of the Promus acquisition.

    Cash and equivalents totaled $47 million at December 31, 2000, a decrease of $57 million from December 31, 1999. Hilton believes that its operating cash flow, available borrowings under its revolving credit facilities, and the Company's ability to obtain additional financing through various financial markets are sufficient to meet its liquidity needs.

    Financing  In September 2000, the Company entered into a financing agreement pursuant to which it borrowed $500 million for ten years at a fixed rate of 7.95 percent. Five of the Company's hotels serve as collateral for the agreement, the proceeds of which were used to pay down the Company's floating rate revolving debt. In August 2000, the Company and its partners refinanced the debt on the Hilton New Orleans Riverside, of which Hilton owns 67.4 percent. The new $155 million mortgage has a term of ten years at a fixed rate of 8.62 percent.

    The Company has three revolving credit facilities. In October 1996, Hilton entered into a $1.75 billion five-year revolving credit facility (the "1996 facility"). In October 2000, the Company extended the term of the 1996 facility from 2001 to 2003 and reduced the commitment under the facility to $1.145 billion, which was the amount outstanding under the facility at the time of the reduction. As of December 31, 2000, the 1996 facility had been reduced to $1.084 billion through the repayment of outstanding balances. In November 1999, Hilton entered into a $1.8 billion revolving credit facility consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver which expires in November 2001. As of December 31, 2000, $850 million of borrowings were outstanding under the $1.4 billion revolver and $235 million of the $1.4 billion revolver supported the issuance of commercial paper. The 364-day revolver was undrawn at December 31, 2000. In June 1998, Hilton entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village Beach Resort & Spa. As of December 31, 2000, $438 million of borrowings were outstanding under the $500 million revolver. Total revolving debt capacity of approximately $780 million was available to the Company at December 31, 2000.

    In October 1997, the Company filed a shelf registration statement ("Shelf") with the Securities and Exchange Commission ("SEC") registering up to $2.5 billion in debt or equity securities. At December 31, 2000, available financing under the Shelf totaled $2.1 billion. In February 2001, the Company issued $300 million of 8.25% Senior Notes due 2011, leaving $1.8 billion available under the Shelf. The net proceeds were used to pay down outstanding amounts and to further reduce the commitment under the 1996 facility. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

    The 1999 and 2000 debt balances include $625 million of long-term debt which, although allocated to Park Place under a debt assumption agreement, remains the legal obligation of Hilton. At the time of the spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1999 and 2000 consolidated balance sheets. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or in certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place would be obligated to pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of reimbursement.

    As of December 31, 2000, 53% of the Company's long-term debt (excluding the Park Place allocated debt) was floating rate debt. Including the impact of the February 2001 $300 million Senior Note issuance, the percentage of floating rate debt was reduced to 47%. The Company will continue to pursue a balance in its exposure to changes in short-term interest rates by seeking to opportunistically refinance a portion of its floating rate debt, subject to appropriate market conditions. The Company's fixed/floating rate target ratio is currently 65/35.

    Asset Dispositions  During 2000, the Company sold approximately $175 million of non-strategic assets and securities for pre-tax gains of $32 million. Included in this total are nine Homewood Suites by Hilton properties on which Hilton has retained long-term management and franchise contracts.

    In January 2000, the Company entered into an agreement with RFS Hotel Investors, Inc. ("RFS"), which gave RFS the option to terminate 52 operating leases and four management contracts on hotels owned by RFS. In November 2000, RFS notified the Company of its intention to exercise the option to terminate these agreements. In January 2001, RFS paid the Company approximately $60 million in cash as consideration for terminating the leases and management contracts. The Company also sold 973,684 shares of RFS preferred stock to RFS for $13 million in cash. The values of these leases, management contracts and shares of preferred stock are reflected as assets held for sale in the Company's December 31, 2000 consolidated balance sheet.

    In January 2001, the Company sold the Red Lion Houston for approximately $20 million, resulting in a pre-tax gain of approximately $1 million.

    Stockholders' Equity  Dividends paid on common shares were $.32 per share in 1998, and $.08 per share in 1999 and 2000.

    The Company's Board of Directors has approved the repurchase by the Company of up to 20 million shares of its common stock pursuant to a stock repurchase program. The timing of the stock purchases are made at the discretion of the Company's management. There were no shares repurchased during 2000 as the Company sought to improve its credit position by using excess cash flow to repay outstanding debt balances. At December 31, 2000, the Company had repurchased 10.7 million shares or 54 percent of the total authorized to be repurchased. The Company may at any time repurchase up to 9.3 million of the remaining shares authorized for repurchase.

RESULTS OF OPERATIONS

    The following discussion presents an analysis of the Company's results of operations for the three years ended December 31, 2000. EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items) is presented supplementally in the tables below and in the discussion of operating results because management believes it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

    The Company operates in one business segment, hospitality and leisure. The Company's results are significantly affected by growth in the number of available rooms through acquisition and development, occupancy and room rates achieved by hotels, the Company's ability to manage costs and the relative mix of owned, leased, managed and franchised hotels. Although the supply-demand balance in the Company's major markets generally remains favorable, future operating results could be adversely impacted by increased capacity and weak demand. These conditions could limit the Company's ability to pass through inflationary increases in operating costs in the form of higher room rates. The Company's ability to manage costs could be adversely impacted by significant increases in energy costs and other operating expenses, resulting in lower operating margins. Increases in transportation and fuel costs or sustained recessionary periods in the U.S. (affecting domestic travel) and internationally (affecting inbound travel from abroad) could also unfavorably impact future results. However, the Company believes that its financial strength and diverse market presence will enable it to remain competitive.

FISCAL 2000 COMPARED WITH FISCAL 1999

    Overview A summary of the Company's consolidated results for the years ended December 31, 1999 and 2000 is as follows:

	1999	2000	% Change
	(in millions, except per share amounts)
Summary of Results
Revenue	$2,150	3,451	61%
Operating income	495	830	68
Income from continuing operations	176	272	55
Income from continuing operations per share:
Basic	.66	.74	12
Diluted	.66	.73	11
Other Operating Data
Reconciliation of Net Income to EBITDA:
Net Income	$174	272	56%
Cumulative effect of accounting change	2	—
Minority interest, net	7	7
Provision for income taxes	130	200
Net gain on asset dispositions	—	(32)
Interest expense, net, from unconsolidated affiliates	2	16
Interest expense	237	453
Interest and dividend income	(57)	(86)

Operating Income	495	830	68
Pre-opening expense	2	4
Operating interest and dividend income	3	32
Depreciation and amortization (1)	195	405

Total EBITDA	$695	1,271	83%

(1)
Includes proportionate share of unconsolidated affiliates.

    Total revenue for 2000 was $3.45 billion, an increase of $1.3 billion over 1999. Total EBITDA was $1.3 billion for 2000, an 83 percent increase from $695 million in 1999. The Company's consolidated EBITDA margin increased 4.5 points to 36.8 percent in 2000 from 32.3 percent in 1999. Total operating income increased $335 million to $830 million. The 2000 results benefited from the Promus acquisition, which was completed on November 30, 1999, and from other 1999 acquisition and development activity. Results were also positively impacted by significant increases in revenue per available room ("RevPAR") at most of the Company's major market owned hotels and increases in management and franchise fee revenue due to unit growth and system-wide RevPAR gains across all brands. Continued high demand for hotel rooms in many major U.S. cities and limited new competitive supply in markets where Hilton has a major ownership presence contributed to the Company's strong RevPAR increases. Overall operating results also reflect the benefit of the April 2000 introduction of the HHonors loyalty program to the former Promus brands as well as the Company's cross-selling and other marketing initiatives.

    The Company's domestic owned hotels contributed $858 million of EBITDA in 2000, compared to $618 million in the prior year. The 2000 results benefited from the Promus acquisition, the 1999 acquisition of the Pointe Hilton Squaw Peak Resort and the Hilton Minneapolis, and the September 1999 opening of the Hilton Boston Logan Airport. In total, acquisition and development activity provided $162 million of incremental domestic owned EBITDA in the 2000 period, of which $130 million related to the Promus acquisition.

    Results in 2000 benefited from double digit EBITDA and RevPAR gains at many of the Company's owned Hilton properties. Particularly strong results were seen in major market locations, including New York, San Francisco and Honolulu. The Company's properties in both New York and San Francisco benefited from strong group business, while San Francisco also achieved strong occupancy and rate increases in the individual business traveler ("IBT") segment. Results in Honolulu reflect a strong turnaround in the market in 2000, with a year over year comparable EBITDA increase in excess of 35 percent. RevPAR for comparable owned Hilton properties improved 9.7 percent in 2000, with occupancy up 2.6 points to 77.4 percent and average daily rate ("ADR") up 6.0 percent to $174.95.

    In addition to the $130 million of incremental EBITDA from domestic owned properties, the Promus acquisition provided incremental EBITDA of $51 million from unconsolidated affiliates which own interests in hotels pursuant to joint venture agreements and $34 million from properties operated by the Company under operating lease agreements. The Company did not operate properties under operating lease agreements prior to the Promus acquisition.

    The Promus acquisition also generated incremental EBITDA of $221 million from management and franchise fees. This incremental fee income includes the impact of unit growth and system-wide RevPAR gains across the former Promus brands. Including this $221 million of incremental fee income, management and franchise fee revenue increased $230 million in 2000 to $350 million. Fee growth was negatively impacted by a decrease of $9 million in fee income from Hilton brand properties included in the prior year which have left the system or were subsequently acquired by the Company. Fee revenue for all brands benefited from the expansion of the HHonors program as well as the Company's cross-selling and other marketing initiatives.

    Depreciation and amortization, including the Company's proportionate share of depreciation and amortization from its unconsolidated affiliates, increased $210 million in 2000 to $405 million due primarily to the depreciation of fixed assets and the amortization of identifiable intangible assets and goodwill associated with the Promus acquisition.

    Corporate Activity  Corporate expense decreased $11 million in 2000 to $62 million. The 2000 expense includes an $8 million benefit from the termination of the Company's post-retirement life insurance programs as part of the integration of the Hilton and Promus employee benefit plans. The 1999 expense includes non-recurring charges incurred by Hilton related to the Promus acquisition. These expenses totaled $26 million in 1999, $21 million of which are included in corporate expense. Excluding these non-recurring items, corporate expense increased $18 million over the prior year, primarily from incremental costs as a result of the Promus acquisition.

    Interest and dividend income increased $29 million compared with the prior year, primarily due to an increase in notes receivable as the result of balances acquired in the Promus acquisition. Interest expense, net of amounts capitalized, increased $216 million reflecting higher debt levels due to the Promus acquisition and higher interest rates on the Company's floating rate debt.

    The Company realized a pre-tax gain on asset dispositions of $32 million in 2000 from the sale of marketable securities.

    The effective income tax rate for 2000 increased to 41.8% from 41.5% in 1999. The Company's effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes.

    Hotel Statistics  RevPAR for U.S. owned-or-operated hotels and for all hotels system-wide for the year ended December 31, 2000 is as follows:

U.S. owned-or- operated hotels(1)	2000	Change vs. 1999	System-wide(2)	2000	Change vs. 1999
Hilton	$127.27	9.9%	Hilton	$98.62	8.6%
Doubletree	79.07	6.2	Hilton Garden Inn	67.39	12.3
Embassy Suites	99.59	6.7	Doubletree	75.12	6.1
Other	64.46	4.4	Embassy Suites	93.75	5.6
Total	97.53	7.8	Homewood Suites by Hilton	72.45	5.4
			Hampton	50.42	3.6
			Other	72.96	6.9

(1)
Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 2000 and owned or managed by Hilton or Promus since January 1, 1999. The change from prior year is calculated using 1999 statistics on a pro forma basis, as if the Promus acquisition had been completed as of January 1, 1999.

(2)
Statistics are for comparable hotels, and include only hotels in the system as of December 31, 2000 and owned, managed or franchised by Hilton or Promus since January 1, 1999. The change from prior year is calculated using 1999 statistics on a pro forma basis, as if the Promus acquisition had been completed as of January 1, 1999.

FISCAL 1999 COMPARED WITH FISCAL 1998

    Overview A summary of the Company's consolidated results for the years ended December 31, 1998 and 1999 is as follows:

	1998	1999	% Change
	(in millions, except per share amounts)
Summary of Results
Revenue	$1,769	2,150	22%
Operating income	464	495	7
Income from continuing operations	188	176	(6)
Income from continuing operations per share:
Basic	.71	.66	(7)
Diluted	.71	.66	(7)
Other Operating Data
Reconciliation of Net Income to EBITDA:
Net Income	$297	174	(41)%
Cumulative effect of accounting change	—	2
Income from discontinued operations	(109)	—
Minority interest, net	12	7
Provision for income taxes	136	130
Interest expense, net, from unconsolidated affiliates	4	2
Interest expense	137	237
Interest and dividend income	(13)	(57)

Operating Income	464	495	7
Pre-opening expense	—	2
Operating interest and dividend income	—	3
Depreciation and amortization(1)	132	195

Total EBITDA	$596	695	17%

(1)
Includes proportionate share of unconsolidated affiliates.

    Total revenue for 1999 was $2.2 billion, an increase of 22 percent over 1998. Total EBITDA was $695 million for 1999, a 17 percent increase over the prior year. Total operating income increased seven percent to $495 million. The Promus acquisition resulted in incremental revenue and EBITDA of $69 million and $19 million, respectively, representing operations for the month of December 1999. The impact of the Promus acquisition was not significant to operating income in 1999. Results in 1999 were also impacted by non-recurring charges incurred by Hilton related to the Promus acquisition totaling approximately $26 million. Excluding the one month results from the Promus acquisition, the Company's domestic owned hotels generated $611 million of EBITDA in 1999. EBITDA margins at these hotels totaled 34 percent. Occupancy in 1999 at comparable owned hotels was essentially flat with the prior year at 75.3 percent, with the average rate increasing two percent to $168.22, resulting in a 2.7 percent improvement in RevPAR.

    Strong volume and average rate increases in the group segment drove a year over year RevPAR increase of nine percent at the Hilton New Orleans Riverside resulting in a 14 percent increase in EBITDA from 1998. EBITDA at the Hilton San Francisco increased ten percent compared to the prior year due to a significant increase in IBT volume and higher average rates in the group segment. RevPAR at this property increased seven percent. EBITDA from the Waldorf=Astoria increased six percent over 1998. Nearly all of the increase occurred in the fourth quarter as the property benefited from higher rates, strong banquet activity and millennium related activities. Combined EBITDA from the Hilton Washington and the Capital Hilton increased eight percent on a combined RevPAR increase of five percent. Both properties benefited from occupancy growth in the higher rate IBT segment, and the Hilton Washington increased average rates nearly eight percent. Combined EBITDA from the Hilton Chicago, the Hilton Chicago O'Hare Airport and the Palmer House Hilton increased two percent from the prior year. A strong city-wide convention market in the first quarter of 1999 was offset by a softer group market and lower convention attendance experienced in subsequent quarters. Higher property tax expense in the 1999 period also impacted results. EBITDA from the Hilton New York decreased two percent from the prior year, primarily due to disruptions caused by the property's major renovation project. This project was substantially complete at the end of 1999.

    On a comparable basis, EBITDA from the Hilton Hawaiian Village Beach Resort & Spa declined ten percent from the prior year. In 1999, results at the property continued to be affected by the Asian economic situation. Excluding the Hilton Hawaiian Village Beach Resort & Spa and the impact of the Promus acquisition, comparable EBITDA at the Company's domestic owned hotels increased $15 million or three percent for the year. Occupancy for comparable domestic owned hotels (excluding the Hilton Hawaiian Village Beach Resort & Spa and Promus) was essentially flat at 75.4 percent. The average room rate increased 3.2 percent to $168.71 in 1999 and RevPAR improved 3.6 percent.

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

    Corporate Activity  Corporate expense increased $9 million in 1999 to $73 million. The 1999 expense includes non-recurring charges incurred by Hilton related to the Promus acquisition. These expenses totaled $26 million in 1999, $21 million of which are included in corporate expense. The 1998 expense includes $13 million for the Company's proportionate share of costs associated with the gaming spin-off.

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

    The effective income tax rate in 1999 increased to 41.5% from 40.5% in 1998.

    Hotel Statistics  RevPAR for U.S. owned-or-operated hotels and for all hotels system-wide for the year ended December 31, 1999 is as follows:

U.S. owned-or- operated hotels(1)	1999	Change vs. 1998	System-wide(2)	1999	Change vs. 1998
Hilton	$119.07	2.5%	Hilton	$92.34	2.0%
Doubletree	75.70	.5	Hilton Garden Inn	60.63	4.2
Embassy Suites	93.25	1.6	Doubletree (3)	75.70	.5
Other	65.88	(1.1)	Embassy Suites	88.84	1.5
Total	91.52	1.2	Homewood Suites by Hilton	69.98	(1.3)
			Hampton	48.57	1.2
			Other	66.70	(.5)

(1)
Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 1999 and owned or managed by Hilton or Promus since January 1, 1998. Statistics for 1999 include the properties acquired in the Promus acquisition on a pro forma basis. The change from prior year is calculated using 1998 statistics on a pro forma basis.

(2)
Statistics are for comparable hotels, and include only hotels in the system as of December 31, 1999 and owned, managed or franchised by Hilton or Promus since January 1, 1998. Statistics for 1999 include the properties acquired in the Promus acquisition on a pro forma basis. The change from prior year is calculated using 1998 statistics on a pro forma basis.

(3)
Doubletree franchised hotels are not included in the statistical information.

OTHER MATTERS

    New Accounting Standards  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The effective date for implementation of this new standard is January 1, 2001. Adoption of the statement is not expected to have a material impact on the Company's consolidated financial statements.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, which summarized the SEC's views and provides guidance on the topic of revenue recognition. The Company adopted SAB 101 in the fourth quarter of 2000. Adoption of the SAB did not have a material impact on the Company's results of operations.

    Other  Various lawsuits are pending against the Company. In management's opinion, the resolution of these lawsuits is not expected to have a material adverse effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

    Forward-looking statements in this report, including without limitation, those set forth under the captions "Development," "Liquidity and Capital Resources," "Results of Operations" and "Other Matters," and statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

    The words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, including those identified above under "Results of Operations" and those in the Company's Annual

Report on Form 10-K for the fiscal year ended December 31, 2000 under the captions "Additional Information—Business Risks" and "Competition," the effects of economic conditions, supply and demand changes for hotel rooms, competitive conditions in the lodging industry, relationships with clients and property owners, the impact of government regulations and the availability of capital to finance growth, which could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained.

HILTON HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	1998	1999	2000
	(in millions, except per share amounts)
Revenue
Owned hotels	$1,485	1,813	2,429
Leased hotels	—	26	398
Management and franchise fees	104	120	350
Other fees and income	180	191	274

	1,769	2,150	3,451

Expenses
Owned hotels	964	1,196	1,571
Leased hotels	—	26	365
Depreciation and amortization	125	187	382
Other operating expenses	152	173	241
Corporate expense, net	64	73	62

	1,305	1,655	2,621

Operating Income	464	495	830
Interest and dividend income	13	57	86
Interest expense	(137)	(237)	(453)
Interest expense, net, from unconsolidated affiliates	(4)	(2)	(16)
Net gain on asset dispositions	—	—	32

Income Before Income Taxes and Minority Interest	336	313	479
Provision for income taxes	(136)	(130)	(200)
Minority interest, net	(12)	(7)	(7)

Income from Continuing Operations	188	176	272
Income from discontinued gaming operations, net of tax provision of $111 in 1998	109	—	—
Cumulative effect of accounting change, net of tax benefit of $1 in 1999	—	(2)	—

Net Income	$297	174	272

Basic Earnings Per Share
Income from continuing operations	$.71	.66	.74
Discontinued gaming operations	.44	—	—
Cumulative effect of accounting change	—	(.01)	—

Net Income Per Share	$1.15	.65	.74

Diluted Earnings Per Share
Income from continuing operations	$.71	.66	.73
Discontinued gaming operations	.41	—	—
Cumulative effect of accounting change	—	(.01)	—

Net Income Per Share	$1.12	.65	.73

See notes to consolidated financial statements

HILTON HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	1999	2000
	(in millions)
ASSETS
Current Assets
Cash and equivalents	$104	47
Accounts receivable, net of allowance of $12 in 1999 and $15 in 2000	396	403
Inventories	90	137
Deferred income taxes	15	44
Current portion of notes receivable	78	32
Assets held for sale	—	73
Other current assets	80	104

Total current assets	763	840

Investments, Property and Other Assets
Investments and notes receivable	676	570
Long-term receivable	625	625
Property and equipment, net	3,892	3,986
Management and franchise contracts, net	647	528
Leases, net	216	147
Brands, net	1,048	1,022
Goodwill, net	1,277	1,307
Other assets	109	115

Total investments, property and other assets	8,490	8,300

Total Assets	$9,253	9,140

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$615	618
Current maturities of long-term debt	9	23
Income taxes payable	5	5

Total current liabilities	629	646

Long-term debt	6,085	5,693
Deferred income taxes	879	902
Insurance reserves and other	245	257

Total liabilities	7,838	7,498

Commitments and Contingencies
Stockholders' Equity
Common stock, 368 and 369 shares outstanding, respectively	946	947
Additional paid-in capital	853	861
Retained (deficit) earnings	(197)	35
Accumulated other comprehensive income	24	6

	1,626	1,849
Less treasury stock, at cost	(211)	(207)

Total stockholders' equity	1,415	1,642

Total Liabilities and Stockholders' Equity	$9,253	9,140

See notes to consolidated financial statements

HILTON HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	1998	1999	2000
	(in millions)
Operating Activities
Net income	$297	174	272
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued gaming operations	(109)	—	—
Cumulative effect of accounting change	—	2	—
Depreciation and amortization	125	187	382
Amortization of loan costs	2	3	8
Gain on asset dispositions	—	—	(32)
Change in working capital components:
Inventories	(15)	(30)	(26)
Accounts receivable	(42)	(58)	(6)
Other current assets	(17)	15	(18)
Accounts payable and accrued expenses	124	16	(48)
Income taxes payable	25	(29)	—
Change in deferred income taxes	9	(5)	13
Change in other liabilities	5	4	30
Unconsolidated affiliates' distributions (less than) in excess of earnings	(17)	(7)	40
Other	3	7	(26)

Net cash provided by operating activities	390	279	589

Investing Activities
Capital expenditures	(171)	(254)	(458)
Additional investments	(98)	(102)	(140)
Proceeds from asset dispositions	—	—	165
Payments on notes and other	49	78	190
Acquisitions, net of cash acquired	(842)	(2,036)	—

Net cash used in investing activities	(1,062)	(2,314)	(243)

Financing Activities
Change in commercial paper borrowings and revolving loans	355	2,264	(918)
Long-term borrowings	400	—	655
Reduction of long-term debt	(247)	(64)	(115)
Issuance of common stock	25	5	4
Purchase of common stock	(81)	(90)	—
Cash dividends	(90)	(23)	(29)

Net cash provided by (used in) financing activities	362	2,092	(403)

Net transfers to discontinued gaming operations	352	—	—

Increase (Decrease) in Cash and Equivalents	42	57	(57)
Cash and Equivalents at Beginning of Year	5	47	104

Cash and Equivalents at End of Year	$47	104	47

See notes to consolidated financial statements

HILTON HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	8% PRIDES Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(in millions, except per share amounts)
Balance at December 31, 1997	$15	628	1,759	1,040	11	(70)	3,383
Net Income	—	—	—	297	—	—	297
Other comprehensive income:
Cumulative translation adjustment, net of deferred tax	—	—	—	—	(9)	—	(9)
Change in unrealized gain/loss on marketable securities, net of deferred tax	—	—	—	—	(10)	—	(10)

Comprehensive income for 1998	—	—	—	297	(19)	—	278
Issuance of common stock	—	1	10	—	—	—	11
Exercise of stock options	—	—	—	(8)	—	22	14
Treasury stock acquired	—	—	—	—	—	(81)	(81)
Conversion of PRIDES	(15)	34	(19)	—	—	—	—
Deferred compensation	—	—	10	—	—	—	10
Dividends
PRIDES ($.67 per share)	—	—	—	(10)	—	—	(10)
Common ($.32 per share)	—	—	—	(80)	—	—	(80)
Spin-off of Park Place Entertainment Corporation	—	—	(1,760)	(1,586)	8	—	(3,338)

Balance at December 31, 1998	—	663	—	(347)	—	(129)	187

Net Income	—	—	—	174	—	—	174
Other comprehensive income:
Cumulative translation adjustment, net of deferred tax	—	—	—	—	(1)	—	(1)
Change in unrealized gain/loss on marketable securities, net of deferred tax	—	—	—	—	25	—	25

Comprehensive income for 1999	—	—	—	174	24	—	198
Issuance of common stock	—	283	843	—	—	—	1,126
Exercise of stock options	—	—	—	(5)	—	8	3
Treasury stock acquired	—	—	—	—	—	(90)	(90)
Deferred compensation	—	—	10	—	—	—	10
Common dividends ($.08 per share)	—	—	—	(23)	—	—	(23)
Adjustment to spin-off of Park Place Entertainment Corporation	—	—	—	4	—	—	4

Balance at December 31, 1999	—	946	853	(197)	24	(211)	1,415

Net Income	—	—	—	272	—	—	272
Other comprehensive income:
Cumulative translation adjustment, net of deferred tax	—	—	—	—	(1)	—	(1)
Change in unrealized gain/loss on marketable securities, net of deferred tax	—	—	—	—	(17)	—	(17)

Comprehensive income for 2000	—	—	—	272	(18)	—	254
Issuance of common stock	—	1	2	—	—	—	3
Exercise of stock options	—	—	—	(3)	—	4	1
Deferred compensation	—	—	6	—	—	—	6
Common dividends ($.08 per share)	—	—	—	(29)	—	—	(29)
Adjustment to spin-off of Park Place Entertainment Corporation	—	—	—	(8)	—	—	(8)

Balance at December 31, 2000	$—	947	861	35	6	(207)	1,642

See notes to consolidated financial statements

HILTON HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

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

    Cash and Equivalents  Cash and equivalents include investments with initial maturities of three months or less. Cash and equivalents at December 31, 2000 includes approximately $17 million of cash related to certain consolidated hotels, the use of which is restricted for hotel purposes under the terms of collateralized borrowings.

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

    Pre-Opening Costs  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that all nongovernmental entities expense the costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and required the write-off of any unamortized balances upon implementation. The Company's adoption of SOP 98-5 resulted in a cumulative effect of accounting change of $2 million, net of a tax benefit of $1 million, in the first quarter of 1999.

    Management and Franchise Contracts  Management and franchise contracts acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flows expected to be received over the lives of the contracts. This value is amortized using the straight-line method over the remaining contract life. Costs incurred to acquire individual management and franchise contracts are amortized using the straight-line method over the life of the respective contract. Accumulated amortization of management and franchise contracts totaled $4 million and $52 million at December 31, 1999 and 2000, respectively.

    Leases  Leases acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flows expected to be received over the lives of the lease agreements. This value is amortized using the straight-line method over the remaining lease term. Accumulated amortization of leases totaled $1 million and $5 million at December 31, 1999 and 2000, respectively.

    Brands  The brand names of hotels acquired in acquisitions are assigned a fair market value. To arrive at a value for each brand name, an estimation is made of the amount of royalty income that could be generated from the brand name if it was licensed to an independent third-party owner. The resulting cash flow is discounted back using the estimated weighted average cost of capital for each respective brand name. The brand value is amortized on a straight-line basis over 40 years. Accumulated amortization of brands totaled $2 million and $28 million at December 31, 1999 and 2000, respectively.

    Goodwill  Goodwill arising in connection with purchase acquisitions is amortized using the straight-line method over 40 years. Accumulated amortization of goodwill totaled $5 million and $39 million at December 31, 1999 and 2000, respectively.

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

    Revenue Recognition  Revenue is generally recognized as services are performed. Owned and leased hotel revenue represents primarily rooms rental and food and beverage sales from owned, leased and consolidated joint venture hotels. Management and franchise fees represent fees earned on hotels managed by the Company, usually under long-term contracts with the hotel owner, and fees received in connection with the franchise of the Company's brand names. Other fees and income includes primarily equity income from unconsolidated affiliates and earnings from vacation ownership operations.

    Earnings Per Share ("EPS")  Basic EPS is computed by dividing net income available to common stockholders (net income less preferred dividends of $10 million in 1998; no preferred stock was outstanding in 1999 or 2000) by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 1998, 1999 and 2000 were

250 million, 266 million and 368 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities increased the weighted average number of common shares by 28 million, 24 million and 24 million for 1998, 1999 and 2000, respectively. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was $15 million per year for 1998, 1999 and 2000.

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

    New Accounting Standards  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The effective date for implementation of this new standard is January 1, 2001. Adoption of the statement is not expected to have a material impact on the Company's consolidated financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, which summarized the SEC's views and provides guidance on the topic of revenue recognition. The Company adopted SAB 101 in the fourth quarter of 2000. Adoption of the SAB did not have a material impact on the Company's results of operations.

    Reclassifications  The consolidated financial statements for prior years reflect certain reclassifications to conform with classifications adopted in 2000. These classifications have no effect on net income.

ACQUISITIONS AND DIVESTITURES

    Acquisition of Promus Hotel Corporation  On November 30, 1999, the Company completed the acquisition of Promus pursuant to an agreement dated September 3, 1999. Aggregate consideration consisted of approximately $1.7 billion in cash in exchange for 55 percent of the outstanding shares of Promus common stock and approximately 113 million shares of the Company's common stock in exchange for the remaining 45 percent of Promus stock for a combined equity value of approximately $2.8 billion, transaction costs of $175 million, and the assumption of Promus and Promus subsidiary debt totaling $750 million. Transaction costs include $46 million of severance costs, $42 million of which had been paid as of December 31, 2000, covering the termination of Promus employees whose positions were duplicative.

    The acquisition was accounted for using the purchase method of accounting, and accordingly, the acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their fair value. A total of $1.27 billion, representing the excess of acquisition cost over the final determination of the fair value of Promus' tangible and identifiable intangible net assets, has been allocated to goodwill and is being amortized over 40 years.

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

	1998	1999
	(in millions, except per share amounts) (unaudited)
Revenue	$2,876	3,161
Operating income	676	703
Income from continuing operations	197	216
Income from discontinued gaming operations	109	—
Net income	306	214
Basic earnings per share
Income from continuing operations	.51	.58
Income from discontinued gaming operations	.30	—
Net income	.81	.58
Diluted earnings per share
Income from continuing operations	.51	.58
Income from discontinued gaming operations	.30	—
Net income	.81	.58

    Spin-Off of Gaming Operations  On December 31, 1998, the Company completed a spin-off of its gaming operations. Accordingly, results of operations and cash flows of Park Place have been reported as discontinued operations in the 1998 period presented in the consolidated financial statements.

    Income from discontinued gaming operations for the year ended December 31, 1998 is as follows:

1998
(in millions)
Revenue	$2,295
Costs and expenses	(1,993)

Operating income	302
Net interest expense	(79)

Income before income taxes and minority interest	223
Provision for income taxes	(111)
Minority interest, net	(3)

Income from discontinued gaming operations	$109

    Net Gain on Asset Dispositions  The Company realized a pre-tax gain on asset dispositions of $32 million in 2000 from the sale of marketable securities.

    Assets Held for Sale  In January 2000, the Company entered into an agreement with RFS Hotel Investors, Inc. ("RFS"), which gave RFS the option to terminate 52 operating leases and four management contracts on hotels owned by RFS. In November 2000, RFS notified the Company of its intention to exercise the option to terminate these agreements. In January 2001, RFS paid the Company approximately $60 million in cash as consideration for terminating the leases and management contracts. The Company also sold 973,684 shares of RFS preferred stock to RFS for $13 million in cash. The values of these leases, management contracts and shares of preferred stock are reflected as assets held for sale in the Company's December 31, 2000 consolidated balance sheet.

INVENTORIES

    Included in inventories at December 31, 1999 and 2000 are unsold intervals at the Company's vacation ownership properties of $70 million and $111 million, respectively. Inventories are valued at the lower of cost or estimated net realizable value.

INVESTMENTS AND NOTES RECEIVABLE

    Investments and notes receivable at December 31, 1999 and 2000 are as follows:

	1999	2000
	(in millions)
Equity investments
Hotels	$220	236
Other	74	34
Vacation ownership notes receivable	123	147
Other notes receivable	212	141
Marketable securities	125	44

	754	602
Less current portion of notes receivable	(78)	(32)

Total	$676	570

PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1999 and 2000 are as follows:

	1999	2000
	(in millions)
Land	$590	569
Buildings and leasehold improvements	3,256	3,258
Furniture and equipment	872	912
Property held for sale or development	22	45
Construction in progress	86	200

	4,826	4,984
Less accumulated depreciation	(934)	(998)

Total	$3,892	3,986

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses at December 31, 1999 and 2000 are as follows:

	1999	2000
	(in millions)
Accounts and notes payable	$106	146
Accrued compensation and benefits	140	149
Deposits	23	38
Deferred timeshare sales	—	34
Accrued property tax	32	32
Accrued interest	34	29
Other accrued expenses	280	190

Total	$615	618

LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 2000 is as follows:

	1999	2000
	(in millions)
Industrial development revenue bonds at adjustable rates, due 2015	$82	82
Senior notes, with an average rate of 7.7%, due 2001 to 2017	1,057	1,052
Senior notes, with an average rate of 7.2%, due 2002 to 2004 (1)	625	625
Mortgage notes, 6.0% to 8.6%, due 2002 to 2022	308	353
7.95% Collateralized borrowings, due 2010	—	499
5% Convertible subordinated notes due 2006	494	495
Commercial paper	19	235
Revolving loans	3,506	2,372
Other	3	3

	6,094	5,716
Less current maturities	(9)	(23)

Net long-term debt	$6,085	5,693

(1)
Represents balances assumed by Park Place in connection with the December 31, 1998 spin-off of the Company's gaming business.

    Interest paid, net of amounts capitalized, was $130 million, $187 million and $402 million in 1998, 1999 and 2000, respectively. Capitalized interest totaled $4 million, $7 million and $9 million in 1998, 1999 and 2000, respectively.

    Debt maturities during the next five years are as follows:

(in millions)
2001	$23
2002	626
2003	1,534
2004	1,423
2005	14

    In September 2000, the Company entered into a financing agreement pursuant to which it borrowed $500 million for ten years at a fixed rate of 7.95 percent. Five of the Company's hotels serve as collateral for the agreement, the proceeds of which were used to pay down the Company's floating rate revolving debt. In August 2000, the Company and its partners refinanced the debt on the Hilton New Orleans Riverside, of which the Company owns 67.4 percent. The new $155 million mortgage has a term of ten years at a fixed rate of 8.62 percent.

    The Company has three revolving credit facilities. In October 1996, Hilton entered into a $1.75 billion five-year revolving credit facility (the "1996 facility"). In October 2000, the Company extended the term of the 1996 facility from 2001 to 2003 and reduced the commitment under the facility to $1.145 billion, which was the amount outstanding under the facility at the time of the reduction. As of December 31, 2000, the 1996 facility had been reduced to $1.084 billion through the repayment of outstanding balances. In November 1999, Hilton entered into a $1.8 billion revolving credit facility (the "1999 facility") consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver which expires in November 2001. As of December 31, 2000, $850 million of borrowings were outstanding under the $1.4 billion revolver and $235 million of the $1.4 billion revolver supported the issuance of commercial paper. The 364-day revolver was undrawn at December 31, 2000. Borrowings under the 1996 facility and the 1999 facility will generally bear interest at the London Interbank Offered Rate ("LIBOR") plus a spread based on the Company's public debt rating or a leverage ratio. The all-in borrowing cost under both facilities was approximately LIBOR plus 125 basis points as of December 31, 2000. In June 1998, Hilton entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village Beach Resort & Spa. The all-in borrowing cost under this facility was approximately LIBOR plus 87.5 basis points as of December 31, 2000. As of December 31, 2000, $438 million of borrowings were outstanding under the $500 million revolver. Total revolving debt capacity of approximately $780 million was available to the Company at December 31, 2000.

    In October 1997, the Company filed a shelf registration statement ("Shelf") with the SEC registering up to $2.5 billion in debt or equity securities. At December 31, 2000, available financing under the Shelf totaled $2.1 billion. The terms of any additional securities offered pursuant to the Shelf will be determined by market conditions at the time of issuance.

    Pursuant to a debt assumption agreement entered into at the time of the Park Place spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million 7.375% Senior Notes due 2002 and its $325 million 7% Senior Notes due 2004. These notes remain in Hilton's long-term debt balance and a long-term receivable from Park Place in an equal amount is included in the Company's 1999 and 2000 consolidated balance sheets. In the event of an increase in the interest rate on these notes as a result of certain actions taken by Hilton or in certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make, and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of such reimbursement.

    As of December 31, 2000, 53% of the Company's long-term debt (excluding the Park Place allocated debt) was floating rate debt.

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

    The estimated fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:

	1999		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Cash and equivalents and long-term marketable securities	$229	229	91	91
Long-term debt (including current maturities)	6,094	5,837	5,716	5,481

INCOME TAXES

    The provisions for income taxes for the three years ended December 31 are as follows:

	1998	1999	2000
	(in millions)
Current
Federal	$98	98	169
State, foreign and local	31	34	33

	129	132	202
Deferred	7	(2)	(2)

Total	$136	130	200

    During 1998, 1999 and 2000, the Company paid income taxes, including amounts paid on behalf of the discontinued gaming operations during 1998, of $165 million, $141 million and $138 million, respectively.

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1999 and 2000 are as follows:

	1999	2000
	(in millions)
Deferred tax assets
Compensation	$57	77
Deferred income	7	15
Insurance	25	19
Business combination expense	45	11
Foreign taxes	29	5
Franchise system funds	—	4
Reserves	11	3
NOL carry forwards	3	2
Other	9	10

	186	146
Valuation allowance	(6)	(3)

	180	143

Deferred tax liabilities
Basis difference	(269)	(299)
Property	(119)	(169)
Investments	(207)	(118)
Brand value	(420)	(415)
Other	(29)	—

	(1,044)	(1,001)

Net deferred tax liability	$(864)	(858)

    The reconciliations of the Federal income tax rate to the Company's effective tax rate for the three years ended December 31 are as follows:

	1998	1999	2000
Federal income tax rate	35.0%	35.0	35.0
Increase (reduction) in taxes
State and local income taxes, net of Federal tax benefits	4.2	4.7	4.2
Foreign taxes, net	2.7	3.7	2.3
Spin-off costs	.8	—	—
Goodwill	—	.3	2.4
Federal income tax credits	(2.9)	(3.4)	(2.7)
Other	.7	1.2	.6

Effective tax rate	40.5%	41.5	41.8

STOCKHOLDERS' EQUITY

    Five hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 378 million and 379 million were issued at December 31, 1999 and 2000, respectively, including treasury shares of ten million in both 1999 and 2000. Authorized preferred stock includes 25 million shares of preferred stock with a par value of $1.00 per share. In October 1998, 15 million shares of 8% PRIDES convertible preferred stock were converted into 14 million shares of common stock. No preferred shares were issued or outstanding at December 31, 1999 and 2000.

    To reflect the spin-off of the gaming business, the $3.3 billion book value of net assets of discontinued gaming operations as of December 31, 1998 was charged against the Company's retained earnings and additional paid-in capital. During 1999 and 2000, additional spin-off adjustments totaling $4 million and $8 million, respectively, were recorded through retained earnings.

    The Company's Board of Directors has approved the repurchase by the Company of up to 20 million shares of its common stock pursuant to a stock repurchase program. The timing of the stock purchases are made at the discretion of the Company's management. There were no shares repurchased during 2000. At December 31, 2000, the Company had repurchased 10.7 million shares or 54 percent of the total authorized to be repurchased. The Company may at any time repurchase up to 9.3 million of the remaining shares authorized for repurchase.

    The Company has a Preferred Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until November 2009 unless they are terminated, exercised or redeemed.

STOCK PLANS

    At December 31, 2000, 57 million shares of common stock were reserved for the exercise of options under the Company's Stock Incentive Plans. Options may be granted to salaried officers, directors and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The Stock Incentive Plans also permit the granting of Stock Appreciation Rights ("SARs"). No SARs have been granted as of December 31, 2000.

    A summary of the status of the Company's stock option plans as of December 31, 1998, 1999 and 2000, and changes during the years ending on those dates is presented below:

	Options Price Range (per share)	Weighted Average Price (per share)	Options Outstanding	Available for Grant
Balance at December 31, 1997	$4.68—21.30	$13.23	14,631,619	7,170,664

Authorized			—	12,000,000
Granted	12.17—27.53	18.23	9,113,850	(9,113,850)
Exercised	4.72—18.38	10.04	(692,067)	—
Cancelled	10.48—21.30	15.71	(2,359,632)	2,359,632

Balance at December 31, 1998	4.68—27.53	15.25	20,693,770	12,416,446

Granted	10.84—15.31	14.84	3,157,400	(3,157,400)
Exercised	4.72—16.59	9.35	(270,276)	—
Cancelled	10.48—21.30	16.39	(823,152)	823,152

Balance at December 31, 1999	4.68—27.53	15.22	22,757,742	10,082,198

Authorized			—	25,000,000
Granted	6.66—15.28	9.20	7,765,000	(7,765,000)
Exercised	4.68—10.48	5.29	(207,400)	—
Cancelled	7.78—20.66	14.92	(2,032,325)	1,738,259

Balance at December 31, 2000	$4.68—27.53	$13.66	28,283,017	29,055,457

    The following table summarizes information about stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.68—9.22	7,306,900	8.6	$9.07	522,200	$8.27
9.81—11.88	7,500,082	4.6	11.66	7,128,532	11.72
12.51—14.84	7,424,000	7.6	14.15	3,743,681	14.12
15.06—27.53	6,052,035	7.0	21.06	2,811,098	17.56

$ 4.68—27.53	28,283,017	6.9	$13.66	14,205,511	$13.38

    The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS

No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

	1998	1999	2000
	(in millions, except per share amounts)
Income from continuing operations	$183	169	255
Discontinued gaming operations	92	—	—
Cumulative effect of accounting change	—	(2)	—

Net income	$275	167	255

Basic EPS
Income from continuing operations	$.69	.63	.69
Discontinued gaming operations	.37	—	—
Cumulative effect of accounting change	—	(.01)	—

Net income	$1.06	.62	.69

Diluted EPS
Income from continuing operations	$.69	.63	.69
Discontinued gaming operations	.35	—	—
Cumulative effect of accounting change	—	(.01)	—

Net income	$1.04	.62	.69

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1999 and 2000, respectively: dividend yield of one percent for each of the three years; expected volatility of 34, 31 and 40 percent; risk-free interest rates of 5.5, 4.8 and 6.0 percent and expected lives of six years for 1998 and seven years for 1999 and 2000.

    The Company also has an Employee Stock Purchase Plan by which the Company is authorized to issue up to two million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.

EMPLOYEE BENEFIT PLANS

    The Company and its subsidiaries have various employee investment plans whereby the Company contributes certain percentages of employee contributions. The aggregate expense to the Company under these plans totaled $4 million, $6 million and $10 million in 1998, 1999 and 2000, respectively.

    The Company has provided supplemental retirement benefits to certain eligible executives in the form of fixed stock units that settle for shares of the Company's common stock on a one-for-one basis upon the participant's retirement. The compensation expense associated with the benefits is expensed over a four year vesting period. The aggregate expense to the Company under these plans totaled $6 million in 2000; no such benefits were provided in 1998 or 1999.

    A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $11 million, $13 million and $14 million in 1998, 1999 and 2000, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

    In addition, a significant number of the Company's employees are covered by a noncontributory retirement plan ("Basic Plan"). The Company also has plans covering qualifying employees and non-officer directors ("Supplemental Plans"). Benefits for all plans are based upon years of service and compensation, as defined. Since December 31, 1996, employees and non-officer directors have not accrued additional benefits under either the Basic or Supplemental Plans. Plan assets will be used to pay benefits due employees for service through this date. As of December 31, 1999 and 2000, these plans have assets of $258 million and $261 million and a projected benefit obligation of $224 million and $234 million, respectively. Accrued pension cost totaled $17 million and $16 million at December 31, 1999 and 2000, respectively. Pension expense for the years ended December 31, 1998, 1999 and 2000 was not significant.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

    As part of the integration of the Hilton and Promus employee benefit plans, Hilton terminated its post-retirement life insurance programs effective December 31, 2000. As a result, the Company recorded an $8 million benefit in the fourth quarter of 2000. The annual cost of these benefits provided prior to termination of the program was not significant. The Company does not provide post-retirement health care benefits to its employees.

LEASES

    The Company leases hotel properties and land under operating leases. As of December 31, 2000, the Company leased 73 hotels, including the leases which were terminated by RFS in January 2001. The Company's hotel leases require the payment of rent equal to the greater of fixed base rent or percentage rent based on a percentage of revenue, and expire through July 2012, with varying renewal options. The Company's land leases represent ground leases for certain owned hotels and, in addition to minimum base rental payments, may require the payment of additional rents based on varying percentages of revenue or income. Total rent expense incurred under the Company's leases was $22 million, $23 million and $144 million in 1998, 1999 and 2000, respectively. Minimum lease commitments under noncancelable operating leases, excluding the terminated RFS leases, approximate $30 million annually through 2005 with an aggregate commitment of $420 million through 2044.

COMMITMENTS AND CONTINGENCIES

    The Company is liable under certain lease agreements pursuant to which it has assigned the direct obligation to third party interests. Additionally, the Company manages certain hotels for others under agreements that provide for payments or loans to the hotel owners if stipulated levels of financial performance are not maintained. The Company has also provided guarantees for loans and leases related to certain joint ventures. Management believes the likelihood is remote that material payments will be required under these agreements. The Company's estimated maximum exposure under such agreements is approximately $78 million as of December 31, 2000.

    At December 31, 2000, the Company had contractual commitments for construction, major expansion and rehabilitation projects of approximately $140 million.

    FelCor  FelCor Lodging Trust Inc. ("FelCor") owns or has an interest in 84 Company hotels as of December 31, 2000. The Company has guaranteed repayment of a third party loan to FelCor of up to $25 million.

    Candlewood  A subsidiary of the Company has committed to provide credit support for a loan facility utilized by Candlewood Hotel Company ("Candlewood") to provide construction and permanent financing to Candlewood and its franchisees, with the aggregate amount of exposure for all such credit support capped at $30 million. As of December 31, 2000, the Company has guaranteed $10 million in such financing.

    Franchise Financing  The Company has established franchise financing programs with third party lenders to support the growth of its Hampton, Homewood Suites by Hilton, Hilton Garden Inn and Embassy Suites hotels. As of December 31, 2000, the Company has guaranteed $33 million of loans outstanding under the programs.

    Other  Various lawsuits are pending against the Company. In management's opinion, the resolution of these lawsuits is not expected to have a material effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HILTON HOTELS CORPORATION:

    We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP
Los Angeles, California
January 24, 2001

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

QUARTERLY FINANCIAL DATA

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	(dollars in millions, except per share amounts)
2000
Revenue	$793	916	867	875	3,451
EBITDA (1)	280	361	317	313	1,271
Operating income	173	250	203	204	830
Net income	58	88	62	64	272

Basic EPS	$.16	.24	.17	.17	.74

Diluted EPS	$.16	.23	.17	.17	.73

1999
Revenue	$475	539	498	638	2,150
EBITDA (1)	156	198	161	180	695
Operating income	116	154	114	111	495
Income from continuing operations	42	66	42	26	176
Cumulative effect of accounting change, net of tax benefit	(2)	—	—	—	(2)
Net income	40	66	42	26	174
Basic EPS (2)
Continuing operations	$.16	.26	.16	.09	.66
Cumulative effect of accounting change	(.01)	—	—	—	(.01)

Net income	$.15	.26	.16	.09	.65

Diluted EPS
Continuing operations	$.16	.25	.16	.09	.66
Cumulative effect of accounting change	(.01)	—	—	—	(.01)

Net income	$.15	.25	.16	.09	.65

    As of December 31, 2000, there were approximately 21,100 stockholders of record.

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

(2)
The sum of EPS for the four quarters differs from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

GENERAL INFORMATION

	Year ended December 31,
EBITDA (in millions)	1998	1999	2000
Operations	$660	768	1,333
Corporate expense, net	(64)	(73)	(62)

Total EBITDA	$596	695	1,271

Reconciliation of operating income to EBITDA:
Operating income	$464	495	830
Pre-opening expense	—	2	4
Operating interest and dividend income	—	3	32
Depreciation and amortization(1)	132	195	405

EBITDA	$596	695	1,271

	Year ended December 31, 2000
	Occupancy		Average Rate	RevPAR
Comparative Statistical Information(2)
Hilton	72.6%		$135.75	$98.62
Change from prior year	2.3	pts	5.0%	8.6%
Hilton Garden Inn	68.7%		$98.08	$67.39
Change from prior year	5.6	pts	3.1%	12.3%
Doubletree	70.3%		$106.81	$75.12
Change from prior year	1.4	pts	4.0%	6.1%
Embassy Suites	74.3%		$126.18	$93.75
Change from prior year	1.2	pts	4.0%	5.6%
Homewood Suites by Hilton	74.4%		$97.35	$72.45
Change from prior year	1.9	pts	2.6%	5.4%
Hampton	68.1%		$74.04	$50.42
Change from prior year	.4	pts	3.0%	3.6%
Other	67.9%		$107.45	$72.96
Change from prior year	1.3	pts	4.8%	6.9%

(1)
Includes proportionate share of unconsolidated affiliates.

(2)
Statistics are for comparable hotels, and include only those hotels in the system as of December 31, 2000 which were owned, managed or franchised by Hilton or Promus since January 1, 1999. The change from prior year is calculated using 1999 statistics on a pro forma basis, as if the acquisition of Promus had been completed as of January 1, 1999.

FIVE YEAR SUMMARY

	Year ended December 31,
	1996	1997	1998	1999	2000
	(dollars in millions, except per share amounts)
Operating Data
Revenue	$947	1,475	1,769	2,150	3,451

Income
Income from continuing operations	$120	183	188	176	272
Discontinued gaming operations	(38)	67	109	—	—
Cumulative effect of accounting change	—	—	—	(2)	—

Net income	$82	250	297	174	272

Basic Earnings per Share
Income from continuing operations	$.61	.68	.71	.66	.74
Discontinued gaming operations	(.20)	.27	.44	—	—
Cumulative effect of accounting change	—	—	—	(.01)	—

Net income	$.41	.95	1.15	.65	.74

Diluted Earnings per Share
Income from continuing operations	$.61	.68	.71	.66	.73
Discontinued gaming operations	(.20)	.26	.41	—	—
Cumulative effect of accounting change	—	—	—	(.01)	—

Net income	$.41	.94	1.12	.65	.73

Cash Dividends per Common Share	$.305	.32	.32	.08	.08

Other Information (unaudited)
EBITDA
Operations	$401	561	660	768	1,333
Corporate expense, net	(40)	(64)	(64)	(73)	(62)

Total	$361	497	596	695	1,271

Number of Properties at Year End
Owned (1)	24	25	32	85	78
Joint venture	7	7	5	56	61
Leased	—	—	—	74	73
Managed	28	27	24	185	191
Franchised	172	180	188	1,352	1,492

Total	231	239	249	1,752	1,895

Available Rooms at Year End
Owned (1)	17,786	18,377	23,341	36,367	35,234
Joint venture	5,306	5,422	2,421	16,171	18,148
Leased	—	—	—	12,681	12,602
Managed	16,776	15,779	14,690	51,979	51,122
Franchised	43,694	45,092	46,562	183,081	200,717

Total	83,562	84,670	87,014	300,279	317,823

(1)
Includes majority owned and controlled hotels.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HILTON HOTELS CORPORATION CONSOLIDATED STATEMENTS OF INCOME
HILTON HOTELS CORPORATION CONSOLIDATED BALANCE SHEETS
HILTON HOTELS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOW
HILTON HOTELS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
HILTON HOTELS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)
SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)
FIVE YEAR SUMMARY