Form 10-K, Exhibit 13
period 2002-12-31
HILTON HOTELS CORP
filed 2003-03-28
CIK 47580

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Consolidated Statements of Income	33
Consolidated Balance Sheets	34
Consolidated Statements of Cash Flow	35
Consolidated Statements of Stockholders' Equity	36
Notes to Consolidated Financial Statements	37
Report of Independent Public Accountants	53
Predecessor Auditor's Report	54
Supplementary Financial Information	55
Five Year Summary	57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

        We are engaged in the ownership, management and development of hotels, resorts and timeshare properties and the franchising of lodging properties. At December 31, 2002, our system contained 2,084 properties totaling over 337,000 rooms worldwide. Our brands include Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Hampton, Homewood Suites by Hilton and Conrad. In addition, we develop and operate timeshare resorts through Hilton Grand Vacations Company and its related entities. We are also engaged in various other activities related or incidental to the operation of hotels.

        The number of properties and rooms at December 31, 2002 by brand and by type are as follows:

Brand	Properties	Rooms
Hilton	231	87,710
Hilton Garden Inn	161	22,097
Doubletree	154	41,342
Embassy Suites	169	41,142
Homewood Suites by Hilton	121	13,728
Hampton	1,206	123,041
Other	15	4,939
Timeshare	27	3,117

Total	2,084	337,116

Type	Properties	Rooms
Owned	63	34,664
Leased	7	2,650
Joint Venture	65	19,093

	135	56,407

Managed	201	52,004
Franchised	1,721	225,588

	1,922	277,592

Timeshare	27	3,117

Total	2,084	337,116

        Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. The Hotel Ownership segment derives revenue from owned, majority owned and leased hotel properties and equity earnings from unconsolidated affiliates (primarily hotel joint ventures). The Managing and Franchising segment provides services including hotel management and licensing of our family of brands to franchisees. This segment generates its revenue from fees charged to hotel owners. As a manager of hotels, we are typically responsible for supervising or operating the hotel in exchange for fees based on a percentage of the hotel's gross revenue, operating profits, cash flow, or a combination thereof. We charge franchise fees, depending on the brand, of up to five percent of rooms revenue in exchange for the use of one of our brand names. The Timeshare segment consists of multi-unit timeshare resorts. This segment sells and finances timeshare intervals and operates timeshare resorts.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions, including those related to bad debts, investments and notes receivable, valuation of long-lived assets, intangible assets, self-insurance reserves, tax reserves, and contingencies and litigation, on an ongoing basis. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We believe the following critical accounting policies, among others, affect our more significant estimates and assumptions used in preparing our consolidated financial statements. Actual results could differ from our estimates and assumptions.

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

        Property and equipment are stated at cost less accumulated depreciation. We also maintain cost and equity method investments in entities that own and operate hotel properties and entities that perform other activities related or incidental to the operation of hotels. The assessment of long-lived assets for possible impairment requires us to make certain judgments, including estimates of real estate values and future cash flow from the respective properties and investments. We review the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

        Our intangible assets include management and franchise contracts, leases, brands and goodwill. The values of our management and franchise contracts and leases are amortized using the straight-line method over the life of the agreements. The assessment of management and franchise contracts and leases requires us to make certain judgments, including estimates of future cash flow from the respective properties. Effective January 1, 2002, we account for brands and goodwill in accordance with Statement of Financial Accounting Standard (FAS) 142, which requires that intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. The annual impairment review requires estimates of future cash flow with respect to the brands and estimates of the fair value of our company and its components with respect to goodwill.

        We are self-insured for various levels of general liability, workers' compensation and employee medical and dental insurance coverage. Insurance reserves include the present values of projected settlements for known and incurred, but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

        We have issued letters of credit and guaranteed certain debt and other obligations of unconsolidated affiliates and third parties. Under certain circumstances, we may be obligated to provide additional letters of credit or guarantees. Assessment of the probability that we will be required to fund under these commitments requires us to make estimates of the ability of others to meet their obligations.

DEVELOPMENT AND CAPITAL SPENDING

Overview

        We intend to grow our hotel brands primarily through franchising and the addition of management contracts, which require little or no capital investment. In addition, we will continue to invest in capital improvements and select projects at our owned hotels and we may seek to acquire hotel properties on a strategic and selective basis. We will also continue to invest in the development of timeshare properties.

        During 2002, we added 143 properties with approximately 18,000 rooms to our portfolio. A total of 45 properties with approximately 8,400 rooms were removed from our system in 2002, primarly due to asset sales and the termination of our affiliation with the Camino Real chain. In 2003, we expect to add 100 to 115 hotels with 12,000 to 15,000 rooms to our system, with Hampton and Hilton Garden Inn accounting for most of the new development. Conversions from outside of our family of brands to one of our brands are expected to account for approximately ten percent of the unit growth. Virtually all of the growth is expected to be through franchise and management agreements.

        Our ability to grow the number of managed and franchised hotels is affected by the factors set forth under "Forward-Looking Statements," including national and regional economic conditions, including the magnitude and duration of the current economic downturn in the United States; the effects of actual and threatened terrorist attacks and international conflicts; credit availability; relationships with franchisees and property owners; and competition from other hotel brands.

        In total, we anticipate spending approximately $355 million on capital expenditures in 2003, which includes $165 million for routine improvements and technology, $105 million on timeshare projects, $50 million on special "return on investment" projects at owned hotels and $35 million at the Hilton Hawaiian Village related to the mold situation (see "Results of Operations—Fiscal 2002 Compared with Fiscal 2001"). Routine improvements include expenditures for equipment, fixtures, and wall and floor coverings. Expenditures required to complete our capital spending programs will be financed through available cash flow and general corporate borrowings.

        We will continue to review our owned hotel portfolio for potential repositioning or re-branding opportunities and may seek to sell certain assets (see "Liquidity and Capital Resources—Asset Dispositions").

Owned Hotels

        Capital expenditures during 2002 totaled $245 million, including routine improvements and technology expenditures and several major construction and renovation projects at owned, majority owned and leased properties. Construction projects in 2002 included the 327-room tower addition at the Hilton Portland, which was completed in June 2002. Significant renovation projects during the period included an extensive renovation program at the Hilton New Orleans Riverside. A total of 1,150 guest rooms and suites were completely renovated with new furniture, fixtures and equipment. The Hilton San Francisco completed a renovation of 568 suites and guest rooms and the construction of a 44th floor executive lounge in June 2002, while construction of a new two-story health spa continues, with completion scheduled for the first quarter of 2003.

        In May 2002, we purchased our partner's interest in the 1,240-room Hilton Waikoloa Village on Hawaii's Big Island, a property we manage and in which we previously had an ownership interest of approximately 13%. We acquired the remaining 87% interest for approximately $155 million, consisting of $75 million in cash and 5.2 million shares of our common stock. The cash portion of the transaction is not included in our aforementioned capital expenditures for the year. This property is strategically important to maintaining our strong presence in the Hawaii market, as well as to the members of the Hilton HHonors guest loyalty program.

Management and Franchise Contracts

        Of the total 143 property additions in 2002, 134 were franchise properties, six were managed properties owned by third parties and two were managed properties in which we own a minority interest. Included in these additions are 26 properties which, due in part to the market share leadership of our brands and the challenging environment for many hotel operators, were converted to our family of brands in 2002. The 26 conversions include nine Hamptons, six Homewood Suites by Hilton, five Doubletrees, four Hiltons, one Hilton Garden Inn and one Conrad property.

        During 2002, our Embassy Suites and Hilton Garden Inn brands earned first place J.D. Power Awards for "Highest Customer Satisfaction" in their respective categories. Embassy Suites was a winner for a fourth consecutive year, a first in the history of the J.D. Power Award in the lodging category.

        In 2002, franchisees announced the development of five new Hampton hotels in New York City, representing the brand's first entry into the country's largest metropolitan area. We also announced an agreement to manage a new 450-room convention hotel in Omaha, Nebraska. The Hilton Omaha, adjacent to the new Omaha Convention Center, is scheduled to open in the second quarter of 2004. We were previously selected to manage a new 1,200-room convention hotel in Houston, Texas and a new 800-room convention hotel in Austin, Texas. The Houston property is scheduled to open in the fourth quarter of 2003 and the Austin property is scheduled to open in the first quarter of 2004.

Timeshare

        In December 2002, we opened our newest timeshare property, the 78-unit Hilton Club—New York, located on two floors of the Hilton New York in midtown Manhattan. The total cost of this project was approximately $10 million. Development continues on two additional properties in Las Vegas, Nevada and Orlando, Florida. The new Las Vegas project, located at the north end of the Las Vegas Strip, will have 283 units in its first phase, which is scheduled for completion in November 2003. In Orlando, the new project will have 96 units in its first two phases, with phase one scheduled for completion in February 2004 and phase two scheduled for completion in May 2004. The total construction cost for phase one at the new Las Vegas property and phases one and two at the new Orlando property is estimated at $165 million, with approximately $95 million estimated to be spent in 2003.

        Capital expenditures for our timeshare projects (including the development of the Hilton Club at the Hilton New York) totaled approximately $56 million in 2002. As the Hilton Club product represents a long-term lease rather than the sale of a deeded interest in real estate, construction costs totaling $10 million were capitalized as fixed assets. The capital expenditures associated with our non-lease timeshare products are reflected as inventory until the timeshare intervals are sold. We also provide financing to the buyers of our timeshare intervals. During 2002, we issued approximately $142 million of loans related to timeshare financings, which comprised the majority of our $174 million in additional investments. Principal collections on timeshare notes during the same period totaled approximately $106 million. During 2002, we sold approximately $119 million of our timeshare notes receivable to a third party in two separate transactions (see "Liquidity and Capital Resources—Asset Dispositions").

LIQUIDITY AND CAPITAL RESOURCES

        Net cash provided by operating activities totaled $589 million, $585 million and $675 million for the years ended December 31, 2000, 2001 and 2002, respectively. The increase in 2002 was due primarily to working capital variances, including the realization of an income tax receivable. The decrease in 2001 compared to 2000 was due to lower levels of business at our hotel properties, offset by a reduction in accounts receivable and other working capital variances.

        Net cash used in investing activities totaled $154 million in 2001 and $189 million in 2002. The increase in net cash used in investing activities was primarily due to the Waikoloa purchase, an increase in additional investments and a reduction in proceeds from asset dispositions in 2002, partially offset by reduced capital expenditures. The increase in additional investments was due primarily to an increase in notes receivable issued to the buyers of our timeshare intervals, while the decrease in capital expenditures reflects higher levels of spending in 2001 related to expansion projects at the Hilton Hawaiian Village, Hilton Portland and Hilton Seattle. Net cash used in investing activities decreased $89 million from $243 million in 2000 to $154 million in 2001 due to a lower level of hotel capital expenditures in 2001 as well as greater proceeds from asset dispositions.

        Net cash used in financing activities totaled $403 million, $443 million and $467 million in 2000, 2001 and 2002, respectively. The increase in cash used in each year reflects the repayment of long-term debt and revolving loans in excess of additional long-term borrowings. For the three years ended December 31, 2002, total debt has been reduced by approximately $1.25 billion.

        Our ratio of earnings to fixed charges for the years ended December 31, 2000, 2001 and 2002 was 1.9x, 1.5x and 1.8x, respectively. The decrease in 2001 is primarily the result of reduced earnings following the September 11th terrorist attacks.

        Cash and equivalents totaled $54 million at December 31, 2002, an increase of $19 million from December 31, 2001. We believe that our operating cash flow, available borrowings under our revolving credit facilities, and our ability to obtain additional financing through various financial markets are sufficient to meet our liquidity needs. However, any projections of future financial needs and sources of working capital are subject to uncertainty. See "Results of Operations" and "Forward-Looking Statements" for further discussion of conditions that could adversely affect our estimates of future financial needs and sources of working capital.

Financing

        We currently have two revolving credit facilities. In June 1998, we entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village. In 2001, we reduced the commitment under the $500 million revolver to $425 million. As of December 31, 2002, approximately $375 million of borrowings were outstanding under the $425 million revolver. Although the $425 million revolver expires in June 2003, we continue to classify the outstanding borrowings as long-term debt based on our ability and intent to refinance the obligation. In November 1999, we entered into a $1.8 billion revolving credit facility consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver. The 364-day revolver has been extended through November 2003 and the commitment has been reduced to $150 million. In December 2002, we reduced the commitment under the $1.4 billion revolver to $1.2 billion. As of December 31, 2002, $295 million of borrowings were outstanding under the $1.2 billion revolver. The 364-day revolver was undrawn at December 31, 2002. Total revolving debt capacity of approximately $960 million was available to us at December 31, 2002.

        In October 1997, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In November 2002, we issued $375 million of 7.625% Senior Notes due 2012. The net proceeds from the issuance were used to pay down outstanding amounts under the 1999 revolving credit facility. At December 31, 2002, available financing under the shelf totaled $825 million. The terms of any additional securities offered under the shelf will be determined by market conditions at the time of issuance.

        In connection with the spin-off in 1998 of our gaming business to a new corporation named Park Place Entertainment Corporation, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by us under the terms of the indentures governing our $300 million 7.375% Senior Notes due 2002 and our $325 million 7% Senior Notes due 2004. Because these notes remain our legal obligation, they are included in our 2001 debt balance and a receivable from Park Place in an equal amount is included in our 2001 consolidated balance sheet. The $300 million 7.375% Senior Notes, which were classified as current maturities of long-term debt with the offsetting receivable classified in other current assets at December 31, 2001, were repaid as scheduled by Park Place in June 2002. The $325 million 7% Senior Notes due 2004 remain in our 2002 debt balance and a receivable from Park Place in an equal amount is included in our 2002 consolidated balance sheet. We remain obligated to make any payment Park Place fails to make under these notes.

        In November 2002, we entered into a derivative contract which swaps the fixed interest payments on our $375 million 7.95% Senior Notes due 2007 to a floating interest rate equal to the six-month London Interbank Offered Rate plus 415 basis points. In connection with our $100 million 7.43% bonds due 2009 denominated in Chilean pesos, we have a derivative contract which swaps the principal payment to a fixed U.S. dollar amount of $100 million with fixed interest payments at 7.65% of that amount. We also have a derivative contract which swaps the floating rate mortgage of one of our majority owned hotels, which had a principal balance of $36 million at December 31, 2002, to a fixed interest rate. As of December 31, 2002, approximately 27% of our long-term debt (excluding the Park Place allocated debt and including the impact of interest rate swaps) was floating rate debt.

        Provisions under various loan agreements require us to comply with certain covenants which include limiting the amount of our outstanding indebtedness. Our revolving credit facilities contain two significant financial covenants: a leverage ratio and a debt service coverage ratio. We are in compliance with our loan covenants as of December 31, 2002.

        The following table summarizes our significant contractual obligations as of December 31, 2002, including long-term debt and operating lease commitments:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in millions)
Long-term debt	$4,565	11	1,020	1,003	2,531
Operating leases	722	34	69	62	557

Total contractual obligations	$5,287	45	1,089	1,065	3,088

Development Financing and Other Commercial Commitments

        To assist prospective franchisees in obtaining financing for hotel projects, we have programs to provide alternative capital sources to qualified franchisees. We have provided secondary financing to franchisees under a mezzanine financing program. Loans outstanding under this program at December 31, 2002 totaled approximately $48 million.

        Hilton Managers Acceptance Corp. ("HilMAC"), a third party lending entity, provides first mortgage construction financing to franchisees for select Hilton Garden Inn, Homewood Suites by Hilton, Hampton and Embassy Suites hotels. As of December 31, 2002, we guaranteed $38 million of loans outstanding under the HilMAC program. In addition to HilMAC, we have guaranteed $15 million of obligations of our franchisees.

        As of December 31, 2002, in addition to the guarantees issued in connection with our development financing programs, we have guaranteed $60 million of debt and other obligations of unconsolidated affiliates and third parties, bringing our total guarantees to approximately $113 million. We also have commitments under letters of credit totaling $61 million as of December 31, 2002. We believe it is unlikely that significant payments will be required under these agreements.

        The following table summarizes our development financing and other commercial commitments as of December 31, 2002:

		Amount of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in millions)
Letters of credit	$61	61	—	—	—
Guarantees	113	41	14	36	22

Total commercial commitments	$174	102	14	36	22

        In addition, we remain a guarantor on 12 operating leases sold to WestCoast Hospitality Corporation as part of the Red Lion sale on December 31, 2001 (see "Liquidity and Capital Resources—Asset Dispositions"). However, we have entered into an indemnification and reimbursement agreement with WestCoast, which requires WestCoast to reimburse us for any costs and expenses incurred in connection with the guarantee. The minimum lease commitment under these 12 operating leases totals approximately $5 million annually through 2020.

        We have also provided performance guarantees to certain owners of hotels we operate under management contracts. Most of these guarantees allow us to terminate the contract rather than fund shortfalls if specified performance levels are not achieved. In limited cases, we are obligated to fund performance shortfalls. At December 31, 2002, we have two contracts containing performance guarantees with possible cash outlays totaling approximately $215 million through 2012. Funding under these performance guarantees was not significant in 2002. We anticipate that the future operating performance levels of these hotels will be substantially achieved, therefore funding under these guarantees is expected to be limited. In addition, we do not anticipate losing any significant management contracts in 2003.

        Under certain circumstances, we may be obligated to provide additional guarantees or letters of credit totaling $76 million, including future construction loan guarantees of an unconsolidated joint venture totaling $43 million at December 31, 2002.

Asset Dispositions

        During 2002, we entered into a $125 million facility with a wholly owned subsidiary of GE Capital for the sale of notes receivable originated by our timeshare business. The sale of notes under the facility is non-recourse to us; however, we have provided a limited deficiency guarantee (which would be triggered as a result of certain termination events) with a maximum liability equal to the greater of 5% of the purchaser's unamortized investment basis in the outstanding portfolio or 1.5% of the aggregate principal amount of notes sold. We also have an option, but not the obligation, to repurchase defaulted notes from the purchaser. The facility allows for our participation in the future cash flow of sold notes receivable once the purchaser has received 100% of the principal amount of the notes and a preferred return. Under a separate agreement, we will continue to service the notes for a market-based fee calculated on the outstanding balance of the notes receivable sold. In 2002, we completed two sales of notes receivable under the facility, totaling approximately $119 million. These transactions resulted in a gain of approximately $5 million. Our retained interest in notes receivable sold as of December 31, 2002 is approximately $4 million.

        Also in 2002, we completed the sale of two owned, two leased and seven managed properties operating as Harrison Conference Centers for approximately $49 million. We recorded a $16 million pre-tax book loss on the sale. However, the sale generated a capital gain for tax purposes, which enabled us to utilize capital loss tax carryforwards generated by the sale of the Red Lion hotel chain in 2001. These carryforwards were fully reserved through a valuation allowance in prior periods. The valuation allowance was reduced when evidence indicated it was more likely than not that the benefit would be realized, as was the case with the sale of these assets. The transaction, including the impact of the reduction of the valuation allowance associated with the capital loss tax carryforwards and the reversal of book deferred tax balances no longer required, resulted in a $16 million book tax benefit. Thus, on an after-tax basis, the sale had no impact on reported net income.

        The total pre-tax loss on asset dispositions of $14 million in 2002 represents the $11 million net loss on the aforementioned asset sales and a loss of approximately $3 million primarily as a result of writing off the value assigned to several long-term management and franchise agreements which were terminated during the year. Proceeds from asset sales in 2002 were used to reduce outstanding debt.

        On December 31, 2001, we sold the Red Lion hotel chain to WestCoast Hospitality Corporation through a sale of the capital stock of Red Lion Hotels, Inc. The Red Lion portfolio consisted of 41 Red Lion hotels (eight owned, 11 leased and 22 franchised) and two Doubletree hotels (one owned and one leased) with a total of approximately 6,500 rooms. Total consideration of approximately $51 million included approximately $21 million of cash and approximately $30 million in redeemable preferred stock of WestCoast. The preferred stock is in two $15 million series, which pay preferred dividends of 7% and 10% annually. The preferred stock is accounted for as a cost basis investment in our consolidated financial statements.

        Our total pre-tax loss on asset dispositions was $44 million in 2001, $42 million of which was attributable to the Red Lion sale. As the Red Lion sale also resulted in a large capital loss for tax purposes, we were able to carry back a portion of this loss to offset capital gains recorded in prior years. The transaction, including the impact of the tax loss carrybacks, resulted in a $47 million book tax benefit. Thus, on an after-tax basis, the sale of Red Lion Hotels, Inc. capital stock resulted in a gain of approximately $5 million.

        We will continue to review our portfolio of owned assets and may seek to sell certain non-strategic assets from time to time.

Joint Ventures / Alliances

        We maintain investments in unconsolidated affiliates, including hotel joint ventures as well as other entities that support the operations of our hotel properties. Investments are accounted for using the equity method when we exercise significant influence over the venture but lack a controlling financial interest, which is determined based upon the terms of individual joint venture agreements, including evaluation of rights held by other ownership interests. Generally, we account for investments using the equity method when we own more than a minimal investment but have no more than a 50% ownership interest. When we have a controlling financial interest in a venture, which is generally when our ownership exceeds 50%, the balance sheet and results of operations are consolidated, with net earnings reduced by the portion of earnings applicable to other ownership interests. All other investments in unconsolidated affiliates are generally accounted for under the cost method. We do not have investments in unconsolidated special purpose entities and we have not entered into synthetic leasing arrangements.

        Our investment in unconsolidated affiliates accounted for under the equity method totaled $291 million and $285 million at December 31, 2001 and 2002, respectively, representing approximately three percent of total assets at the end of each period. At December 31, 2002, our unconsolidated affiliates accounted for under the equity method had total assets of approximately $1.91 billion and total debt of approximately $1.01 billion. Of the $1.01 billion of total debt, $971 million is secured solely by the affiliate's assets or is guaranteed by other partners without recourse to us.

        Our joint venture investments at December 31, 2002 include 50% interests in Hilton HHonors Worldwide, which operates the Hilton HHonors guest loyalty program, and Hilton Reservations Worldwide, which provides reservation services. Pricing on these programs is determined on an annual basis to ensure that the fees charged to each hotel will be sufficient to cover program costs with no element of profit. Both companies are joint ventures with Hilton Group plc, whose wholly owned subsidiary, Hilton International Co., owns the rights to the Hilton brand name outside the United States. These companies were formed as part of a 1997 agreement to reunify the Hilton brand worldwide through a strategic alliance between Hilton and Hilton Group plc, which included cooperation on loyalty programs, reservations and other operational matters.

        In the fourth quarter of 2002, we entered into a partnership agreement with CNL Hospitality Corp. to acquire seven hotel properties. In the first phase of the transaction, the partnership acquired the 500-room Doubletree at Lincoln Centre in Dallas, Texas and the 428-room Sheraton El Conquistador Resort and Country Club in Tucson, Arizona in December 2002. Both properties will operate under the Hilton brand. In February 2003, we contributed the 437-room Hilton Rye Town in Rye Brook, New York and CNL contributed the 630-room Doubletree Crystal City in Arlington, Virginia to the partnership. The gain resulting from the contribution of the Hilton Rye Town will be deferred and recognized over the life of the long-term management contract retained on the property. Also in February 2003, the partnership acquired the 257-suite Embassy Suites Santa Clara in Santa Clara, California, the 267-suite Embassy Suites Crystal City in Arlington, Virginia, and the 174-suite Embassy Suites Orlando Airport in Orlando, Florida. We will operate all seven hotels under long-term management contracts and retain a minority ownership interest in the partnership. In 2001, we entered into a separate partnership agreement with CNL in which we also retained a minority interest; that partnership owns four hotels that we operate under long-term management contracts.

        As of December 31, 2002, we owned approximately 1.5 million shares of FelCor Lodging Trust Inc. common stock, representing approximately two percent of FelCor's outstanding shares. FelCor owned or had an interest in 82 of our hotels as of December 31, 2002.

Stockholders' Equity

        Dividends paid on common shares were $.08 per share in 2000, 2001 and 2002.

        Our Board of Directors has approved the repurchase of up to 20 million shares of our common stock pursuant to a stock repurchase program. The timing of stock purchases are made at the discretion of management. There were no shares repurchased during 2000, 2001 or 2002 as we sought to improve our credit position by using excess cash flow to repay outstanding debt balances. As of December 31, 2002, 9.3 million shares remained authorized for repurchase under this authority.

RESULTS OF OPERATIONS

        The following discussion presents an analysis of our results of operations for the three years ended December 31, 2002. We use EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items) as a supplemental measure of performance in the tables below and in the discussion of operating results because we believe it gives the reader a more complete understanding of our operating results before the impact of investing and financing transactions. Non-cash items, such as asset write-downs and impairment losses, are also excluded from EBITDA, as these items do not impact operating results on a recurring basis. EBITDA and EBITDA margins are among the more significant factors in management's evaluation of company-wide and individual property performance. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income.

        EBITDA should not be considered as an alternative to any measure of operating results as promulgated under accounting principles generally accepted in the United States (such as operating income or net income), nor should it be considered as an indicator of our overall financial performance. EBITDA does not fully consider the impact of investing or financing transactions as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of results. Additionally, our method of calculating EBITDA may be different from the method used by other companies and therefore comparability may be limited.

        Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. Our results are significantly affected by occupancy and room rates achieved by hotels, our ability to manage costs, the relative mix of owned, leased, managed and franchised hotels, the number and pricing of timeshare intervals sales and the change in the number of available hotel rooms through acquisition, development and disposition.

        Results are also impacted by, among other things: national and regional economic trends, including the magnitude and duration of the current economic downturn in the United States; actual and threatened terrorist attacks and international conflicts and their impact on domestic and international travel; capital market volatility; credit availability; relationships with franchisees and property owners; and competition from other hotel brands. Future operating results could also be adversely impacted by increased capacity. These conditions could negatively impact hotel room demand and pricing which could limit our ability to pass through operating cost increases in the form of higher room rates. Additionally, our ability to manage costs could be adversely impacted by significant increases in energy, healthcare, insurance and other operating expenses, resulting in lower operating margins. Increases in transportation and fuel costs or sustained recessionary periods in the U.S. (affecting domestic travel) and internationally (affecting inbound travel from abroad) could also unfavorably impact future results.

        Results in 2002 were adversely impacted by a slowly improving, but still fragile U.S. economy in the aftermath of the September 11, 2001 terrorist attacks, which impacted business travel and led to downward pressure on room rates. Results in 2002 were also adversely impacted by a charge related to mold remediation in certain areas of the Hilton Hawaiian Village. We anticipate that economic and political factors beyond our control will continue to create challenges for the lodging industry and our company in 2003. Soft economic conditions and the uncertain world political situation are expected to impact the recovery of independent business travel, placing continued pressure on room rates. Higher insurance costs and property taxes, coupled with this rate pressure, are expected to adversely affect margins. In 2003, we will continue to focus on areas within our control, including managing our costs, achieving revenue per available room (RevPAR) premiums in the markets where we operate, building occupancy, adding new units to our family of brands, and delivering outstanding customer service. We believe that our focus on these core strategies, combined with our financial strength, diverse market presence, strong brands and well-maintained, strategically located properties, will enable us to remain competitive.

FISCAL 2002 COMPARED WITH FISCAL 2001

Overview

        A summary of our consolidated results for the years ended December 31, 2001 and 2002 is as follows:

	2001	2002	% Change
	(in millions, except per share amounts)
Summary of Results
Revenue	$3,993	3,847	(4)%
Operating income	632	603	(5)
Net income	166	198	19
Net income per share:
Basic	.45	.53	18
Diluted	.45	.53	18
Other Operating Data
Reconciliation of EBITDA to Net Income:
EBITDA	$1,072	990	(8)%
Pre-opening expense	(3)	(1)
Non-cash items	(7)	(2)
Operating interest and dividend income	(15)	(9)
Depreciation and amortization(1)	(415)	(375)

Operating Income	632	603	(5)
Interest and dividend income	64	43
Interest expense	(385)	(328)
Interest expense, net, from unconsolidated affiliates	(17)	(19)
Net loss on asset dispositions	(44)	(14)
Provision for income taxes	(77)	(81)
Minority interest, net	(7)	(6)

Net Income	$166	198	19%

(1)
Includes proportionate share of unconsolidated affiliates.

        Total revenue for 2002 was $3.847 billion, a decrease of $146 million or four percent from 2001. Total EBITDA was $990 million for 2002, an eight percent decrease from $1.072 billion in 2001. Our consolidated EBITDA margin (EBITDA as a percentage of revenue before other revenue from managed and franchised properties) decreased .9 points to 34.2 percent in 2002 from 35.1 percent in 2001. Total operating income decreased $29 million to $603 million.

        Results in 2002 were adversely impacted by a soft U.S. economy, resulting in sluggish demand, primarily from independent business travelers. This reduced demand led to downward pressure on average daily room rates. Along with the effects of the soft economy, the impact of asset sales in 2002 and 2001 contributed to the decline in revenue, EBITDA and operating income. Results were also negatively impacted by a charge related to mold remediation in certain areas of the Hilton Hawaiian Village. Comparisons were also negatively impacted by increased healthcare and insurance costs, and the recognition of previously deferred revenue, EBITDA and operating income from our timeshare property at the Hilton Hawaiian Village in the first quarter of 2001.

        Results in 2002, however, benefited from strong cross-selling among the brands and the success of the Hilton HHonors loyalty program which contributed to gains in market share across our family of brands. According to data from Smith Travel Research, our Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Homewood Suites by Hilton and Hampton brands all achieved growth in the system-wide RevPAR index, which represents the share of RevPAR these properties attain versus their respective competitive sets. Results in 2002 also benefited from our cost containment programs which resulted in solid margins in a challenging environment, strong sales at our timeshare operations, a decline in average debt levels and interest rates, a lower effective tax rate and easy comparisons with the latter half of 2001.

        Our domestic owned and majority owned hotels generated $638 million of EBITDA in 2002, compared to $654 million in the prior year. Operating income for these properties totaled $374 million, a decline of $45 million from $419 million in 2001. Results in 2002 were adversely impacted by the economic downturn in the United States compared to 2001, resulting in comparative softness across many of our major brands. Reduced demand from independent business travelers and overall price sensitivity were particularly prevalent in 2002. Occupancy increased compared to 2001, as the decrease in independent business traveler volume was offset by increases in leisure and group room nights, however at lower average room rates. Markets in which our hotels achieved strong results in 2002 included New York, Boston, Chicago and Washington, D.C., while the San Francisco and Phoenix markets were soft compared to the prior year. The impact of property sales in 2002 and 2001 was partially offset by the May 2002 acquisition of the Hilton Waikoloa Village. Owned hotel operating income was also negatively impacted by mold remediation efforts at the Hilton Hawaiian Village, which resulted in a $17 million pre-tax charge and the closure of the hotel's Kalia Tower guest rooms in July 2002. The charge includes the estimated impairment loss for certain fixed assets as well as estimates of investigatory and remediation costs based upon an evaluation of currently available facts. We anticipate being able to re-open the Kalia Tower guest rooms in the third quarter of 2003.

        RevPAR for comparable owned properties declined 2.6 percent for the year, with occupancy up 1.6 points to 71.1 percent and average daily rate down 4.8 percent to $148.41. As anticipated, RevPAR at this group of hotels showed sequential quarterly improvement through the year. Compared with the respective 2001 quarters, RevPAR at comparable owned hotels declined 15.3 percent and 6.1 percent, respectively, in the first and second quarters of 2002, and increased 1.2 percent and 13.2 percent, respectively, in the third and fourth quarters of 2002. Owned property comparable EBITDA margins were essentially flat at 30.2 percent. Our margins have remained strong, despite lower average daily room rates and increased healthcare and insurance costs, due primarily to our cost containment initiatives. Cost containment, without compromising customer service and quality, will remain a top priority in 2003.

        Leased hotel revenue, EBITDA and operating income decreased $57 million, $6 million and $4 million, respectively, compared to 2001, primarily due to the sale of the Red Lion hotel chain in 2001. Due to the relatively large size of the lease payments required in a hotel operating lease, the leased properties operate at margins significantly lower than our owned hotels.

        Management and franchise fee revenue in 2002 decreased $13 million or 4 percent to $329 million. Fee revenue is based primarily on rooms revenue at franchised properties and total operating revenue (and to a lesser extent gross operating profits or cash flow) at managed properties. The decrease in fees reflects system-wide RevPAR declines across most of our brands and a decline in incentive management fees, partially offset by new hotel openings. The decrease in RevPAR and incentive management fees reflects the comparative softness in the U.S. economy versus 2001.

        The decrease in other fees and income in 2002 is primarily the result of lower timeshare revenue and lower earnings from unconsolidated affiliates accounted for under the equity method compared to 2001. Timeshare results in 2002 were negatively impacted by a $4 million charge for remediation efforts related to mold found in certain areas of the Lagoon Tower timeshare development, the sale of receivables in June and November 2002, revisions to final construction costs in Hawaii (also related to the mold situation), and start-up costs in New York. Results in 2002 were also affected by the required percentage-of-completion method of accounting for our new projects in Las Vegas and Orlando, and the required lease accounting for our new Hilton Club project in New York, which limited the amount of reported revenue, EBITDA and operating income growth. However, despite a comparatively soft economic environment, interval sales continue to be strong and average sales prices increased compared to the prior year. Timeshare results in 2001 benefited from the recognition of previously deferred amounts associated with our timeshare project at the Hilton Hawaiian Village. This recognition increased revenue by $34 million and increased both EBITDA and operating income by $14 million in 2001. Excluding the impact of sales deferrals in both periods, intervals sales were approximately flat in 2002 compared with 2001, while the average sales price increased 22 percent.

        Depreciation and amortization, including our proportionate share of depreciation and amortization from unconsolidated affiliates, decreased $40 million in 2002 to $375 million. The decrease is primarily the result of discontinuing amortization of goodwill and brand values effective January 1, 2002 in accordance with FAS 142 (see "Other Matters—New Accounting Standards"). As required by FAS 142, the results for periods prior to its adoption have not been restated.

Corporate Activity

        Corporate expense decreased $5 million in 2002 to $66 million. In 2002, we were repaid on a note receivable that we had partially reserved in 2001. The 2002 corporate expense includes a benefit of approximately $4 million related to this reversal of bad debt expense. The 2001 expense includes a $7 million bad debt expense related to certain notes receivable (acquired in the 1999 purchase of Promus Hotel Corporation) that, as a result of the economic impact of the events of September 11th, were unlikely to be collected. Excluding these non-recurring items, corporate expense increased $6 million in 2002, primarily the result of increased legal costs.

        Interest and dividend income decreased $21 million compared with the prior year. The decrease reflects the repayment in June 2002 by Park Place of the $300 million 7.375% Senior Notes assumed by Park Place at the time of the spin-off of our gaming business (see "Liquidity and Capital Resources—Financing"). As these notes were assumed by Park Place but remained our legal obligation prior to repayment, interest on the notes is reflected as both interest income and interest expense in our consolidated financial statements. The decrease in interest income also reflects lower notes receivable balances in 2002. Interest expense, net of amounts capitalized, decreased $57 million primarily due to lower outstanding debt balances and lower average interest rates, as well as the aforementioned repayment by Park Place.

        The total pre-tax loss on asset dispositions of $14 million in 2002 represents an $11 million net loss on asset sales (see "Liquidity and Capital Resources—Asset Dispositions") and a loss of approximately $3 million primarily as a result of writing off the value assigned to several long-term management and franchise agreements which were terminated during the year. We realized a pre-tax loss on asset dispositions of $44 million in 2001, primarily due to the sale of the Red Lion hotel chain.

        The effective income tax rate for 2002 decreased to 28.4% from 30.8% in 2001. The tax rate in 2002 reflects a reduction in the valuation allowance associated with capital loss tax carryforwards and the reversal of book deferred tax balances no longer required resulting from asset sales. The 2002 tax rate also reflects the impact of a reduction in our valuation allowance for capital loss tax carryforwards due to higher than expected utilization of these carryforwards on our 2001 Federal tax return filed in September 2002, as well as discontinuing goodwill amortization effective January 1, 2002, which was not deductible for tax purposes. Excluding the impact on the provision for income taxes of asset sales and the third quarter carryforward utilization, the effective tax rate for 2002 was 37.3%. The effective tax rate in 2001, excluding asset sales, was 42.5%. Our effective tax rate is determined by the level and composition of pre-tax income and the mix of income subject to varying foreign, state and local taxes.

Hotel Statistics

        RevPAR for U.S. owned-or-operated hotels and for our hotels system-wide for the year ended December 31, 2002 is as follows:

U.S. owned-or-operated hotels(1)	2002	Change vs. 2001
Hilton	$106.32	(2.2)%
Doubletree	69.71	(5.7)
Embassy Suites	85.58	(5.0)
Other	61.34	(2.3)
Total	87.43	(3.7)

(1)
Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 2002 and owned or operated by us since January 1, 2001.

System-wide(2)	2002	Change vs. 2001
Hilton	$86.61	(2.6)%
Hilton Garden Inn	64.07	(1.1)
Doubletree	66.76	(5.5)
Embassy Suites	83.18	(3.0)
Homewood Suites by Hilton	68.53	(2.2)
Hampton	51.66	.4
Other	76.49	(7.6)

(2)
Statistics are for comparable hotels, and include only hotels in the system as of December 31, 2002 and owned, operated or franchised by us since January 1, 2001.

FISCAL 2001 COMPARED WITH FISCAL 2000

Overview

        A summary of our consolidated results for the years ended December 31, 2000 and 2001 is as follows:

	2000	2001	% Change
	(in millions, except per share amounts)
Summary of Results
Revenue	$4,396	3,993	(9)%
Operating income	830	632	(24)
Net income	272	166	(39)
Net income per share:
Basic	.74	.45	(39)
Diluted	.73	.45	(38)
Other Operating Data
Reconciliation of EBITDA to Net Income:
EBITDA	$1,271	1,072	(16)%
Pre-opening expense	(4)	(3)
Non-cash items	—	(7)
Operating interest and dividend income	(32)	(15)
Depreciation and amortization(1)	(405)	(415)

Operating Income	830	632	(24)
Interest and dividend income	86	64
Interest expense	(453)	(385)
Interest expense, net, from unconsolidated affiliates	(16)	(17)
Net gain (loss) on asset dispositions	32	(44)
Provision for income taxes	(200)	(77)
Minority interest, net	(7)	(7)

Net Income	$272	166	(39)%

(1)
Includes proportionate share of unconsolidated affiliates.

        Total revenue for 2001 was $3.993 billion, a decrease of $403 million from 2000. Total EBITDA was $1.072 billion for 2001, a 16 percent decrease from $1.271 billion in 2000. Our total company EBITDA margin decreased 1.7 points to 35.1 percent in 2001 from 36.8 percent in 2000. Total operating income decreased $198 million to $632 million.

        The 2001 results were negatively impacted by a drop in U.S. lodging demand beginning in the second quarter, as well as severe declines in RevPAR and margins at most of our owned hotels in urban markets in the weeks following the September 11th terrorist attacks. Along with the effects of the slowing U.S. economy and the September 11th terrorist attacks, the impact of 2000 and 2001 property sales (primarily the sale of 52 leases and four management contracts to RFS Hotel Investors, Inc., the CNL transaction and the sale of several Homewood Suites by Hilton properties) contributed to the full year decline in revenue, EBITDA and operating income. Results for 2001 benefited from increased cross-selling among the brands, the positive impact of the Hilton HHonors loyalty program, and other sales and marketing initiatives which contributed to gains in market share. Our Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Homewood Suites by Hilton and Hampton brands all achieved growth in the system-wide RevPAR index compared to 2000. Results in 2001 also benefited from our cost containment programs, strong timeshare sales, the recognition of previously deferred revenue from our timeshare operations and a decline in debt levels and interest rates.

        Our domestic owned and majority owned hotels contributed $654 million of EBITDA in 2001, compared to $858 million in the prior year. Operating income for these properties totaled $419 million, a decline of $206 million from $625 million in 2000. Although the majority of the EBITDA and operating income declines can be attributed to the aftermath of the September 11th terrorist attacks, growth for the year was also impacted by comparative softness in the New York, Chicago and San Francisco markets prior to September 11th. The market softness reflected lower attendance at group meetings and decreased transient business due to a slowing U.S. economy, and was magnified when compared to the record-breaking results achieved in 2000. Comparisons to 2000 were also negatively impacted by owned property sales, primarily several Homewood Suites by Hilton properties and ongoing renovation projects at the Hilton New Orleans Riverside and the Hilton San Francisco. RevPAR for comparable owned properties declined 13.6 percent for the year, with occupancy down 6.1 points to 69.4 percent and average daily rate down 6.0 percent to $153.78. Owned property comparable EBITDA margins declined 4.8 points to 30.4 percent. Margins were severely impacted by the immediate decline in business following September 11th and group meeting and convention cancellations resulting in a significant decrease in high-margin food and beverage revenue.

        The margin decrease was partially mitigated by the implementation of cost containment programs at each of our properties. These initiatives, which included a company-wide limitation on new hires, direct energy purchase agreements combined with reduced energy consumption as well as many hotel-level programs to improve operating efficiencies, were implemented late in the first quarter of 2001. We also reduced hours and adjusted staffing levels as necessary at our hotels to reflect the reduction in demand. However, we kept our core staff in place and did not mandate company-wide layoffs.

        Leased hotel revenue, EBITDA and operating income decreased $230 million, $17 million and $14 million, respectively, compared to 2000, primarily as a result of the termination of the RFS leases in January 2001.

        Management and franchise fee revenue in 2001 decreased $8 million or two percent to $342 million. The decrease in fees reflected a decline in business volume as a result of the September 11th terrorist attacks, partially offset by new hotel openings. As many of our franchised properties are located in "drive-to" markets, the events of September 11th had less of an impact on those properties than it did on our owned hotels located in destinations more dependent on air travel. The decrease in fees was also partially offset by the expansion in April 2000 of the Hilton HHonors guest loyalty program to include the Hampton, Doubletree, Embassy Suites and Homewood Suites by Hilton brands, as well as our cross-selling and other initiatives.

        Our timeshare segment posted strong results despite the slowing U.S. economy and the September 11th terrorist attacks. Interval sales at our timeshare properties increased 33 percent over 2000. We also began to recognize revenue and expenses from our timeshare property at the Hilton Hawaiian Village in the first quarter of 2001. In addition, we also recognized previously deferred revenue and expenses associated with this project in the first quarter of 2001. The increase in other fees and income and other operating expenses compared to 2000 is primarily the result of strong sales at our timeshare properties. The recognition of deferred amounts from the Hawaiian project impacted revenue by $34 million and both EBITDA and operating income by $14 million.

        Depreciation and amortization, including our proportionate share of depreciation and amortization from unconsolidated affiliates, increased $10 million in 2001 to $415 million due primarily to additional depreciation at recently renovated and expanded properties.

Corporate Activity

        Corporate expense increased $9 million in 2001 to $71 million. The 2001 expense includes a $7 million bad debt expense related to certain notes receivable (acquired in the Promus purchase) that, as a result of the economic impact of the events of September 11th, were unlikely to be collected. The 2000 expense included an $8 million benefit from the termination of our post-retirement life insurance programs as part of the integration of the Hilton and Promus employee benefit plans. Excluding these non-recurring items, corporate expense decreased $6 million in 2001, reflecting cost control measures implemented at the corporate and regional offices.

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

Hotel Statistics

        RevPAR for U.S. owned-or-operated hotels and for our hotels system-wide for the year ended December 31, 2001 is as follows:

U.S. owned-or-operated hotels(1)	2001	Change vs. 2000
Hilton	$108.99	(13.1)%
Doubletree	73.35	(8.1)
Embassy Suites	90.12	(8.9)
Other	61.80	(6.2)
Total	89.73	(10.5)

(1)
Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 2001 and owned or operated by us since January 1, 2000.

System-wide(2)	2001	Change vs. 2000
Hilton	$88.48	(10.3)%
Hilton Garden Inn	65.72	(2.5)
Doubletree	69.99	(7.3)
Embassy Suites	86.31	(7.7)
Homewood Suites by Hilton	70.14	(3.0)
Hampton	51.46	1.3
Other	69.63	(12.6)

(2)
Statistics are for comparable hotels, and include only hotels in the system as of December 31, 2001 and owned, operated or franchised by us since January 1, 2000.

OTHER MATTERS

New Accounting Standards

        Effective January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets." The rules require that goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired goodwill and brands over an indefinite period of time and therefore no longer amortize them. Our impairment reviews of goodwill and brands did not result in an impairment charge in 2002. As required by FAS 142, the results for the periods prior to its adoption have not been restated.

        In response to a Financial Accounting Standards Board staff announcement, and in accordance with the FASB's Emerging Issues Task Force Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," effective January 1, 2002 we changed our method of reporting reimbursable costs incurred on behalf of managed hotel properties and franchisees. Under the new method, we report reimbursements received from managed properties and franchisees as revenue and the costs incurred on their behalf as expenses. These costs, which relate primarily to payroll costs at managed properties where we are the employer, are reflected in other revenue and expenses from managed and franchised properties in the consolidated statements of income. Revenue and expenses for the 2000 and 2001 periods have been reclassified to conform with the presentation in the 2002 financial statements. Since the reimbursements are made based upon the costs incurred with no added margin, the adoption of this guidance has no effect on our operating income, total or per share net income, cash flow or financial position.

        Effective January 1, 2002, we adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of FAS 144 had no impact on our financial statements.

        In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that guarantees issued after December 31, 2002 are recorded as liabilities at fair value, with the offsetting entry recorded based on the circumstances in which the guarantee was issued. Adoption of FIN 45 will have no impact on our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The impact on future financial statements will depend on the nature and extent of guarantees issued, but is not expected to have a material impact on us.

        In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. This statement also amends the disclosure requirements of FAS 123 and Accounting Principles Board Opinion 28, "Interim Financial Reporting," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We have adopted the disclosure provisions of FAS 148, which require expanded disclosure regarding stock-based compensation in the Summary of Significant Accounting Policies footnote to the consolidated financial statements. The expanded disclosure will be required in our quarterly financial reports beginning in the first quarter of 2003.

Other

        We are subject to litigation in the ordinary course of our business. Management believes the resolution of pending lawsuits will not have a material adverse effect on our financial position or results of operations.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements in this report, including without limitation, those set forth under the captions "Development and Capital Spending," "Liquidity and Capital Resources," "Results of Operations" and "Other Matters," and statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

        The words "believes," "anticipates," "expects," "intends," "plans," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to risks and uncertainties, including those identified above under "Results of Operations" and those in our Annual Report of Form 10-K for the fiscal year ended December 31, 2002 under the captions "Operations" and "Additional Information," as well as:

  •
  the effects of regional, national and international economic conditions, including the magnitude and duration of the current economic downturn in the United States;

  •
  the effects of actual and threatened terrorist attacks and international conflicts and their impact on domestic and international travel, including the potentially marked decrease in travel that could occur if military action is taken in Iraq or elsewhere;

  •
  supply and demand changes for hotel rooms and timeshare intervals;

  •
  competitive conditions in the lodging and timeshare industries and increases in room and timeshare capacity;

  •
  our ability to maintain positive relationships with franchisees and property owners and our ability to obtain new management contracts and franchise agreements;

  •
  increases in energy, healthcare, insurance, transportation and fuel costs and other expenses, including costs related to mold remediation;

  •
  our ability to obtain adequate property and liability insurance to protect against losses or to obtain insurance at reasonable rates;

  •
  the effect that internet reservation channels may have on the rates that we are able to charge for hotel rooms;

  •
  the financial condition of the airline industry and its impact on air travel;

  •
  the impact of government regulations, including land use, health, safety and environmental laws;

  •
  our ability to recover loans and other advances from property owners and franchisees;

  •
  the costs of litigation; and

  •
  capital market volatility and the availability of capital to finance growth.

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

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2000	2001	2002
	(in millions, except per share amounts)
Revenue
Owned hotels	$2,429	2,122	2,100
Leased hotels	398	168	111
Management and franchise fees	350	342	329
Other fees and income	274	418	355

	3,451	3,050	2,895
Other revenue from managed and franchised properties	945	943	952

	4,396	3,993	3,847
Expenses
Owned hotels	1,571	1,468	1,462
Leased hotels	365	152	101
Depreciation and amortization	382	391	348
Impairment loss and related costs	—	—	21
Other operating expenses	241	336	294
Corporate expense, net	62	71	66

	2,621	2,418	2,292
Other expenses from managed and franchised properties	945	943	952

	3,566	3,361	3,244

Operating Income	830	632	603
Interest and dividend income	86	64	43
Interest expense	(453)	(385)	(328)
Interest expense, net, from unconsolidated affiliates	(16)	(17)	(19)
Net gain (loss) on asset dispositions	32	(44)	(14)

Income Before Income Taxes and Minority Interest	479	250	285
Provision for income taxes	(200)	(77)	(81)
Minority interest, net	(7)	(7)	(6)

Net Income	$272	166	198

Basic Earnings Per Share	$.74	.45	.53

Diluted Earnings Per Share	$.73	.45	.53

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
	(in millions)
Assets
Current Assets
Cash and equivalents	$35	54
Accounts receivable, net	291	294
Inventories	148	139
Deferred income taxes	61	61
Current portion of notes receivable, net	40	16
Current portion of long-term receivable	300	—
Other current assets	121	66

Total current assets	996	630

Investments, Property and Other Assets
Investments and notes receivable, net	580	490
Long-term receivable	325	325
Property and equipment, net	3,911	3,971
Management and franchise contracts, net	487	429
Leases, net	122	118
Brands	971	970
Goodwill	1,273	1,273
Other assets	120	142

Total investments, property and other assets	7,789	7,718

Total Assets	$8,785	8,348

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$533	560
Current maturities of long-term debt	365	11
Income taxes payable	4	4

Total current liabilities	902	575

Long-term debt	4,950	4,554
Deferred income taxes	871	825
Insurance reserves and other	279	341

Total liabilities	7,002	6,295

Commitments and Contingencies
Stockholders' Equity
Common Stock, 369 million and 376 million shares outstanding, respectively	948	962
Additional paid-in capital	873	950
Retained earnings	168	322
Accumulated other comprehensive loss	(5)	(11)

	1,984	2,223
Less treasury stock, at cost	(201)	(170)

Total stockholders' equity	1,783	2,053

Total Liabilities and Stockholders' Equity	$8,785	8,348

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2000	2001	2002
	(in millions)
Operating Activities
Net income	$272	166	198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	382	391	348
Amortization of loan costs	8	10	9
Net (gain) loss on asset dispositions	(32)	44	14
Impairment loss and related costs	—	—	21
Change in working capital components:
Inventories	(26)	(19)	13
Accounts receivable	(6)	111	12
Other current assets	(18)	(32)	55
Accounts payable and accrued expenses	(48)	(48)	26
Income taxes payable	—	(1)	—
Change in deferred income taxes	13	(41)	(39)
Change in other liabilities	30	—	(22)
Unconsolidated affiliates' distributions in excess of earnings	40	19	19
Other	(26)	(15)	21

Net cash provided by operating activities	589	585	675

Investing Activities
Capital expenditures	(458)	(370)	(245)
Additional investments	(140)	(139)	(174)
Proceeds from asset dispositions	165	230	174
Payments on notes and other	190	125	127
Acquisitions, net of cash acquired	—	—	(71)

Net cash used in investing activities	(243)	(154)	(189)

Financing Activities
Change in commercial paper borrowings and revolving loans	(918)	(1,387)	(550)
Long-term borrowings	655	992	373
Reduction of long-term debt	(115)	(24)	(278)
Issuance of common stock	4	6	18
Cash dividends	(29)	(30)	(30)

Net cash used in financing activities	(403)	(443)	(467)

(Decrease) Increase in Cash and Equivalents	(57)	(12)	19
Cash and Equivalents at Beginning of Year	104	47	35

Cash and Equivalents at End of Year	$47	35	54

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Treasury Stock	Total
	(in millions, except per share amounts)
Balance at December 31, 1999	$946	853	(197)	24	(211)	1,415

Net Income	—	—	272	—	—	272
Other comprehensive income:
Cumulative translation adjustment net of deferred tax	—	—	—	(1)	—	(1)
Change in unrealized gain / loss on marketable securities, net of deferred tax	—	—	—	(17)	—	(17)

Comprehensive income (loss) for 2000	—	—	272	(18)	—	254
Issuance of common stock	1	2	—	—	—	3
Exercise of stock options	—	—	(3)	—	4	1
Deferred compensation	—	6	—	—	—	6
Common dividends ($.08 per share)	—	—	(29)	—	—	(29)
Adjustment to spin-off of Park Place Entertainment Corporation	—	—	(8)	—	—	(8)

Balance at December 31, 2000	947	861	35	6	(207)	1,642

Net Income	—	—	166	—	—	166
Other comprehensive income:
Cash flow hedge adjustment, net of deferred tax	—	—	—	(2)	—	(2)
Change in unrealized gain / loss on marketable securities, net of deferred tax	—	—	—	(9)	—	(9)

Comprehensive income (loss) for 2001	—	—	166	(11)	—	155
Issuance of common stock	1	2	—	—	—	3
Exercise of stock options	—	—	(3)	—	6	3
Deferred compensation	—	10	—	—	—	10
Common dividends ($.08 per share)	—	—	(30)	—	—	(30)

Balance at December 31, 2001	948	873	168	(5)	(201)	1,783

Net Income	—	—	198	—	—	198
Other comprehensive income:
Cash flow hedge adjustment, net of deferred tax	—	—	—	(3)	—	(3)
Cumulative translation adjustment, net of deferred tax	—	—	—	1	—	1
Change in unrealized gain / loss on marketable securities, net of deferred tax	—	—	—	(4)	—	(4)

Comprehensive income (loss) for 2002	—	—	198	(6)	—	192
Issuance of common stock	14	70	—	—	1	85
Exercise of stock options	—	—	(14)	—	30	16
Deferred compensation	—	7	—	—	—	7
Common dividends ($.08 per share)	—	—	(30)	—	—	(30)

Balance at December 31, 2002	$962	950	322	(11)	(170)	2,053

See notes to consolidated financial statements

Notes to Consolidated Financial Statements
December 31, 2002

BASIS OF PRESENTATION AND ORGANIZATION

        Hilton Hotels Corporation is engaged in the ownership, management and development of hotels, resorts and timeshare properties and the franchising of lodging properties. We operate in select markets throughout the world, predominately in the United States. Revenue and income are derived from three reportable segments: Hotel Ownership, Managing and Franchising, and Timeshare.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements include the accounts of Hilton Hotels Corporation, our wholly owned subsidiaries and entities in which we have a controlling financial interest. The determination of controlling financial interest is based upon the terms of individual joint venture agreements, including evaluation of rights held by other ownership interests. Entities in which we have a controlling financial interest are generally comprised of majority owned joint ventures. All material intercompany transactions are eliminated and net earnings are reduced by the portion of earnings of affiliates applicable to other ownership interests.

Cash and Equivalents

        Cash and equivalents include investments with initial maturities of three months or less. Cash and equivalents includes cash related to certain consolidated hotels, the use of which is restricted for hotel purposes under the terms of collateralized borrowings, totaling approximately $19 million and $34 million at December 31, 2001 and 2002, respectively.

Accounts Receivable

        Accounts receivable are reflected net of allowance for uncollectable accounts of $16 million and $17 million as of December 31, 2001 and 2002, respectively.

Investments

        We maintain investments in unconsolidated affiliates, including hotel joint ventures as well as other entities that support the operations of our hotel properties. Investments are accounted for using the equity method when we exercise significant influence over the venture but lack a controlling financial interest, which is determined based upon the terms of individual joint venture agreements, including evaluation of rights held by other ownership interests. Generally, we account for investments using the equity method when we own more than a minimal investment but have no more than a 50% ownership interest. When we have a controlling financial interest in the venture, which is generally when our ownership exceeds 50%, the balance sheet and results of operations are consolidated, with net earnings reduced by the portion of earnings applicable to other ownership interests. All other investments in unconsolidated affiliates are generally accounted for under the cost method.

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

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Interest incurred during construction of facilities is capitalized and depreciated over the life of the asset. Costs of improvements are capitalized. These capitalized costs may include structural costs, equipment, fixtures and floor and wall coverings. Costs of normal repairs and maintenance are charged to expense as incurred.

        Depreciation is provided using the straight-line method over the estimated useful life of the assets. Leasehold improvements are depreciated over the shorter of the asset life or lease term. The service lives of assets are generally 40 years for buildings and three to eight years for building improvements and furniture and equipment.

Management and Franchise Contracts

        Management and franchise contracts acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flow expected to be received over the lives of the contracts. This value is amortized using the straight-line method over the remaining contract lives. Costs incurred to acquire individual management and franchise contracts are amortized using the straight-line method over the life of the respective contract. Accumulated amortization of management and franchise contracts totaled $105 million and $143 million at December 31, 2001 and 2002, respectively.

Leases

        Leases acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flow expected to be received over the lives of the lease agreements. This value is amortized using the straight-line method over the remaining lease terms. Accumulated amortization of leases totaled $7 million and $11 million at December 31, 2001 and 2002, respectively.

Brands

        The brand names of hotels acquired in acquisitions are assigned a fair market value. To arrive at a value for each brand name, an estimation is made of the amount of royalty income that could be generated from the brand name if it was licensed to an independent third-party owner. The resulting cash flow is discounted back using the estimated weighted average cost of capital for each respective brand name. Effective January 1, 2002, we account for brands in accordance with Statement of Financial Accounting Standard (FAS) 142, which requires that intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. Prior to January 1, 2002, brand values were amortized using the straight-line method over 40 years.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. We account for goodwill in accordance with FAS 142, which requires that goodwill is not amortized, but is reviewed annually for impairment. Prior to January 1, 2002, goodwill was amortized using the straight-line method over 40 years.

Derivative Instruments

        We have an outstanding swap agreement which qualifies for hedge accounting as a cash flow hedge of a foreign currency denominated liability. The gain or loss on the change in fair value of the derivative is included in earnings to the extent it offsets the earnings impact of changes in fair value of the hedged obligation. Any difference is deferred in accumulated other comprehensive income, a component of stockholders' equity.

        We have an interest rate swap on certain fixed rate senior notes which qualifies as a fair value hedge. This derivative impacts earnings to the extent of increasing or decreasing actual interest expense on the hedged notes to simulate a floating interest rate. Changes in the fair value of the derivative are offset by an adjustment to the value of the hedged notes.

        We also have an interest rate swap on the floating rate mortgage of a consolidated joint venture which qualifies as a cash flow hedge. This derivative impacts earnings to the extent of increasing or decreasing actual interest expense on the hedged mortgage to simulate a fixed interest rate, with any incremental fair value change deferred in accumulated other comprehensive income.

        There were no amounts recognized or reclassified into earnings for the years ended December 31, 2000, 2001 or 2002 due to hedge ineffectiveness or due to excluding from the assessment of effectiveness any component of the derivatives. We assess on a quarterly basis the effectiveness of our hedges in offsetting the variability in the cash flow or fair values of the hedged obligations.

Unamortized Loan Costs

        Debt discount and issuance costs incurred in connection with the placement of long-term debt are capitalized and amortized to interest expense over the lives of the related debt. These balances are included in other assets in our consolidated balance sheets.

Self-Insurance

        We are self-insured for various levels of general liability, workers' compensation and employee medical and dental insurance coverage. Insurance reserves include the present values of projected settlements for known and incurred, but not reported claims.

Revenue Recognition

        Revenue is generally recognized as services are performed. Owned and leased hotel revenue represents primarily room rentals and food and beverage sales from owned, majority owned and leased hotels.

        Management fees represent fees earned from hotels managed by us, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel's profitability. We recognize base fees as revenue when earned in accordance with the terms of the contract. In interim periods we recognize incentive fees that would be due if the contract were terminated at the end of the interim period.

        Franchise fees represent fees received in connection with the franchise of our brand names, usually under long-term contracts with the hotel owner. Depending on the brand, we charge franchise royalty fees of up to five percent of rooms revenue. We recognize fee revenue as earned, in accordance with FAS 45, "Accounting for Franchise Fee Revenue."

        Other fees and income primarily consist of earnings from timeshare operations and equity income from unconsolidated affiliates. Timeshare revenue is generated primarily from the sale and financing of timeshare intervals and operating timeshare resorts. We recognize revenue from deeded timeshare sales in accordance with FAS 66, "Accounting for Real Estate Sales." Sales are included in revenue when a minimum of a 10 percent down payment has been received and certain minimum sales thresholds have been attained. During periods of construction, profits from timeshare sales are recognized under the percentage-of-completion method. Our Hilton Club timeshare product is accounted for as a long-term lease with a reversionary interest rather than the sale of a deeded interest in real estate. Hilton Club sales revenue is recognized over the term of the lease.

        We incur certain reimbursable costs on behalf of managed hotel properties and franchisees. We report reimbursements received from managed properties and franchisees as revenue and the costs incurred on their behalf as expenses. These costs, which relate primarily to payroll costs at managed properties where we are the employer, are reflected in other revenue and expenses from managed and franchised properties in the consolidated statements of income. Since the reimbursements are made based upon the costs incurred with no added margin, the presentation of these reimbursable costs has no effect on our operating income, total or per share net income, cash flow or financial position.

Hilton HHonors

        Hilton HHonors is a guest loyalty program operated by Hilton HHonors Worldwide (HHW), a joint venture 50% owned by us and 50% owned by Hilton Group plc. Hilton Group's wholly owned subsidiary, Hilton International Co., owns the rights to the Hilton brand name outside the United States. The HHonors program is operated for the benefit of the Hilton family of brands worldwide.

        Members of the HHonors program earn points based on their spending at most of the hotel properties operated and franchised by us and Hilton Group. HHW accumulates and tracks points on the member's behalf and fulfills the awards upon request. Points can be redeemed for hotel stays at participating properties, and for a variety of other awards such as airline tickets, cruises and car rentals. As we exercise significant influence over the operation of HHW but lack a controlling financial interest, our investment in HHW is accounted for under the equity method.

        HHonors is provided as a guest loyalty program to participating hotels. HHW charges the cost of operating the program, including the estimated fair value of award redemption, to participating hotels based on members' qualifying expenditures. The charges do not include a markup or profit element. We record our share of program costs, which we expense and pay to HHW based upon contractual amounts when qualified members stay at our hotels. When members redeem awards at our hotels, we receive contractual amounts from HHW.

Earnings Per Share (EPS)

        Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 2000, 2001 and 2002 were 368 million, 369 million and 374 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities increased the weighted average number of common shares by 24 million, 25 million and 27 million in 2000, 2001 and 2002, respectively. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was approximately $15 million per year in 2000 and 2001, and $16 million in 2002.

Stock-Based Compensation

        We apply Accounting Principles Board Opinion 25 and related interpretations in accounting for our stock-based compensation plans. No compensation cost is reflected in net income related to our stock option plans for the periods presented, as all options had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Had the expense for our stock-based compensation plans been determined using the fair value based method defined in FAS 123, "Accounting for Stock-Based Compensation," our net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2000	2001	2002
	(in millions, except per share amounts)
Net income
As reported	$272	166	198
Incremental compensation expense	17	16	20

As adjusted	$255	150	178

Basic earnings per share
As reported	$.74	.45	.53

As adjusted	$.69	.41	.48

Diluted earnings per share
As reported	$.73	.45	.53

As adjusted	$.69	.41	.48

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002, respectively: dividend yield of one percent for each of the three years; expected volatility of 40, 48 and 34 percent; risk-free interest rates of 6.0, 5.2 and 4.6 percent and expected lives of seven years for 2000, six years for 2001 and five years for 2002.

        We also provide supplemental retirement benefits to eligible senior officers in the form of fixed stock units that settle for shares of our common stock on a one-for-one basis. The compensation expense associated with the benefits is expensed over a four year vesting period. The aggregate expense under these plans totaled $6 million, $8 million and $7 million in 2000, 2001 and 2002, respectively.

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

New Accounting Standards

        Effective January 1, 2002 we adopted FAS 142, "Goodwill and Other Intangible Assets." The rules require that goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired goodwill and brands over an indefinite period of time and therefore no longer amortize them. Our impairment reviews of goodwill and brands did not result in an impairment charge in 2002. As required by FAS 142, the results for the periods prior to its adoption have not been restated. The reconciliations of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill and brand amortization net of the related tax effect for the three years ended December 31 are as follows:

	2000	2001	2002
	(in millions, except per share amounts)
Net income
As reported	$272	166	198
Goodwill and brand amortization, net of tax	49	49	—

As adjusted	$321	215	198

Basic earnings per share
As reported	$.74	.45	.53

As adjusted	$.87	.58	.53

Diluted earnings per share
As reported	$.73	.45	.53

As adjusted	$.86	.57	.53

        In response to a Financial Accounting Standards Board staff annoucement, and in accordance with the FASB's Emerging Issues Task Force Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," effective January 1, 2002 we changed our method of reporting reimbursable costs incurred on behalf of managed hotel properties and franchisees. Under the new method, we report reimbursements received from managed properties and franchisees as revenue and the costs incurred on their behalf as expenses. These costs, which relate primarily to payroll costs at managed properties where we are the employer, are reflected in other revenue and expenses from managed and franchised properties in the consolidated statements of income. Revenue and expenses for the 2000 and 2001 periods have been reclassified to conform with the presentation in the 2002 financial statements. These reimbursements totaled $945 million, $943 million and $952 million in 2000, 2001 and 2002, respectively. Since the reimbursements are made based upon the costs incurred with no added margin, the adoption of this guidance has no effect on our operating income, total or per share net income, cash flow or financial position.

        Effective January 1, 2002, we adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of FAS 144 had no impact on our financial statements.

        In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that guarantees issued after December 31, 2002 are recorded as liabilities at fair value, with the offsetting entry recorded based on the circumstances in which the guarantee was issued. Adoption of FIN 45 will have no impact on our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The impact on future financial statements will depend on the nature and extent of guarantees issued, but is not expected to have a material impact on us.

        In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. This statement also amends the disclosure requirements of FAS 123 and Accounting Principles Board Opinion 28, "Interim Financial Reporting," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We have adopted the disclosure provisions of FAS 148, which require expanded disclosure regarding stock-based compensation in the Summary of Significant Accounting Policies footnote to the consolidated financial statements. The expanded disclosure will be required in our quarterly financial reports beginning in the first quarter of 2003.

ACQUISITIONS AND DISPOSITIONS

Acquisition of the Hilton Waikoloa Village

        In May 2002, we purchased our partner's interest in the 1,240-room Hilton Waikoloa Village on Hawaii's Big Island, a property we manage and in which we previously had an ownership interest of approximately 13%. We acquired the remaining 87% interest for approximately $155 million, consisting of $75 million in cash and 5.2 million shares of our common stock. The shares have been registered for resale with the Securities and Exchange Commission.

Asset Dispositions

        During 2002, we entered into a $125 million facility with a wholly owned subsidiary of GE Capital for the sale of notes receivable originated by our timeshare business. The sale of notes under the facility is non-recourse to us; however, we have provided a limited deficiency guarantee (which would be triggered as a result of certain termination events) with a maximum liability equal to the greater of 5% of the purchaser's unamortized investment basis in the outstanding portfolio or 1.5% of the aggregate principal amount of notes sold. We also have an option, but not the obligation, to repurchase defaulted notes from the purchaser. The facility allows for our participation in the future cash flow of sold notes receivable once the purchaser has received 100% of the principal amount of the notes and a preferred return. Under a separate agreement, we will continue to service the notes for a market-based fee calculated on the outstanding balance of the notes receivable sold. In 2002, we completed two sales of notes receivable under the facility, totaling approximately $119 million. These transactions resulted in a gain of approximately $5 million, which is included in the net gain (loss) on asset dispositions in our consolidated statements of income. Our retained interest in notes receivable sold as of December 31, 2002 is approximately $4 million.

        Also in 2002, we completed the sale of two owned, two leased and seven managed properties operating as Harrison Conference Centers for approximately $49 million. We recorded a $16 million pre-tax book loss on the sale. However, the sale generated a capital gain for tax purposes, which enabled us to utilize capital loss tax carryforwards generated by the sale of the Red Lion hotel chain in 2001. These carryforwards were fully reserved through a valuation allowance in prior periods. The valuation allowance was reduced when evidence indicated it was more likely than not that the benefit would be realized, as was the case with the sale of these assets. The transaction, including the impact of the reduction of the valuation allowance associated with the capital loss tax carryforwards and the reversal of book deferred tax balances no longer required, resulted in a $16 million book tax benefit. Thus, on an after-tax basis, the sale had no impact on reported net income.

        The total pre-tax loss on asset dispositions of $14 million in 2002 represents the $11 million net loss on the aforementioned asset sales and a loss of approximately $3 million primarily as a result of writing off the value assigned to several long-term management and franchise agreements which were terminated during the year. Proceeds from asset sales in 2002 were used to reduce outstanding debt.

        On December 31, 2001, we sold the Red Lion hotel chain to WestCoast Hospitality Corporation through a sale of the capital stock of Red Lion Hotels, Inc. The Red Lion portfolio consisted of 41 Red Lion hotels (eight owned, 11 leased and 22 franchised) and two Doubletree hotels (one owned and one leased) with a total of approximately 6,500 rooms. Total consideration of approximately $51 million included approximately $21 million of cash and approximately $30 million in redeemable preferred stock of WestCoast. The preferred stock is in two $15 million series, which pay preferred dividends of 7% and 10% annually. The preferred stock is accounted for as a cost basis investment in our consolidated financial statements.

        Our total pre-tax loss on asset dispositions was $44 million in 2001, $42 million of which was attributable to the Red Lion sale. As the Red Lion sale also resulted in a large capital loss for tax purposes, we were able to carry back a portion of this loss to offset capital gains recorded in prior years. The transaction, including the impact of the tax loss carrybacks, resulted in a $47 million book tax benefit. Thus, on an after-tax basis, the sale of Red Lion Hotels, Inc. capital stock resulted in a gain of approximately $5 million.

        We realized a pre-tax gain on asset dispositions of $32 million in 2000 from the sale of marketable securities.

IMPAIRMENT LOSS AND RELATED COSTS

        Results in 2002 include a charge of $21 million for mold remediation in certain areas of the Hilton Hawaiian Village. The charge includes approximately $17 million for remediation efforts at the property's Kalia Tower, which is included in our Hotel Ownership segment, and approximately $4 million for remediation efforts at the Lagoon Tower timeshare development. The charge includes an estimated impairment loss for certain fixed assets as well as estimates of investigatory and remediation costs based upon an evaluation of currently available facts. These costs do not include the capital expenditures required to refurnish the Kalia Tower guest rooms and make improvements to the Kalia and Lagoon Towers, which will be capitalized and depreciated over the useful life of the assets. Actual costs incurred in future periods may vary from our estimates.

        The Lagoon Tower remains in operation. The Kalia Tower guest rooms, which were closed in July 2002, are expected to re-open in the third quarter of 2003.

        We are pursuing coverage under our property insurance policy, including coverage for any remediation costs and for business interruption. To date, the insurance carriers have not taken a position as to whether insurance coverage is available. The charge incurred does not include the impact of such potential recoveries.

INVENTORIES

        Included in inventories at December 31, 2001 and 2002 are unsold intervals at our vacation ownership properties of $132 million and $124 million, respectively. Inventories are valued at the lower of cost or estimated net realizable value.

INVESTMENTS AND NOTES RECEIVABLE

        Investments and notes receivable at December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions)
Equity investments
Hotels	$259	255
Other	32	30
Timeshare notes receivable, with an average rate of 15.0%, due 2003 to 2012	177	96
Other notes receivable, with an average rate of 7.8%, due 2003 to 2015	88	73
Marketable securities	29	21
Other investments	35	31

	620	506
Less current portion of notes receivable	(40)	(16)

Total	$580	490

        Notes receivable are reflected net of allowances for uncollectable amounts of $17 million and $8 million as of December 31, 2001 and 2002, respectively.

        Our investments in unconsolidated affiliates accounted for under the equity method totaled $291 million and $285 million at December 31, 2001 and 2002, respectively, representing approximately three percent of total assets at the end of each period. At December 31, 2002, our unconsolidated affiliates accounted for under the equity method had total assets of approximately $1.91 billion and total debt of approximately $1.01 billion. Of the $1.01 billion of total debt, $971 million is secured solely by the affiliate's assets or is guaranteed by other partners without recourse to us.

PROPERTY AND EQUIPMENT

        Property and equipment at December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions)
Land	$568	561
Buildings and leasehold improvements	3,474	3,698
Furniture and equipment	876	929
Property held for sale or development	43	40
Construction in progress	104	61

	5,065	5,289
Less accumulated depreciation	(1,154)	(1,318)

Total	$3,911	3,971

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses at December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions)
Accounts and notes payable	$129	108
Accrued compensation and benefits	125	151
Deposits	19	17
Accrued property tax	33	29
Accrued interest	49	37
Other accrued expenses	178	218

Total	$533	560

LONG-TERM DEBT

        Long-term debt at December 31, 2001 and 2002 is as follows:

	2001	2002
	(in millions)
Industrial development revenue bonds at adjustable rates, due 2015	$82	82
Senior notes, with an average rate of 7.3%, due 2007 to 2031(1)	1,935	2,050
7% Senior notes, due 2004(2)	625	325
Mortgage notes, 6.0% to 8.6%, due 2006 to 2022(1)	357	353
7.95% Collateralized borrowings, due 2010	493	486
Chilean inflation-indexed note, effective rate of 7.65%, due 2009(1)	105	100
5% Convertible subordinated notes due 2006	496	497
Revolving loans	1,220	670
Other	2	2

	5,315	4,565
Less current maturities	(365)	(11)

Net long-term debt	$4,950	4,554

(1)
Interest rates include the impact of interest rate swaps.

(2)
Represents balances assumed by Park Place in connection with the December 31, 1998 spin-off of our gaming business.

        Interest paid, net of amounts capitalized, was $402 million, $324 million and $291 million in 2000, 2001 and 2002, respectively. Capitalized interest totaled $9 million, $10 million and $5 million in 2000, 2001 and 2002, respectively.

        Debt maturities are as follows (in millions):

2003	$11
2004	1,007
2005	13
2006	547
2007	456
Thereafter	2,531

Total	$4,565

        We currently have two revolving credit facilities. In June 1998, we entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village. In 2001, we reduced the commitment under the $500 million revolver to $425 million. As of December 31, 2002, approximately $375 million of borrowings were outstanding under the $425 million revolver, which bears interest at the London Interbank Offered Rate (LIBOR) plus a spread based on our public debt rating or a leverage ratio. The all-in borrowing cost under this facility was approximately LIBOR plus 87.5 basis points as of December 31, 2002. Although the $425 million revolver expires in June 2003, we continue to classify the outstanding borrowings as long-term debt based on our ability and intent to refinance the obligation. In November 1999, we entered into a $1.8 billion revolving credit facility consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver. The 364-day revolver has been extended through November 2003 and the commitment has been reduced to $150 million. In December 2002, we reduced the commitment under the $1.4 billion revolver to $1.2 billion. As of December 31, 2002, $295 million of borrowings were outstanding under the $1.2 billion revolver. The 364-day revolver was undrawn at December 31, 2002.

Borrowings under this facility bear interest at LIBOR plus a spread based on our public debt rating or leverage ratio. The all-in borrowing cost under this facility was approximately LIBOR plus 135 basis points at December 31, 2002. Total revolving debt capacity of approximately $960 million was available to us at December 31, 2002.

        In October 1997, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In November 2002, we issued $375 million of 7.625% Senior Notes due 2012. The net proceeds from the issuance were used to pay down outstanding amounts under the 1999 revolving credit facility. At December 31, 2002, available financing under the shelf totaled $825 million. The terms of any additional securities offered under the shelf will be determined by market conditions at the time of issuance.

        In connection with the spin-off in 1998 of our gaming business to a new corporation named Park Place Entertainment Corporation, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by us under the terms of the indentures governing our $300 million 7.375% Senior Notes due 2002 and our $325 million 7% Senior Notes due 2004. Because these notes remain our legal obligation, they are included in our 2001 debt balance and a receivable from Park Place in an equal amount is included in our 2001 consolidated balance sheet. The $300 million 7.375% Senior Notes, which were classified as current maturities of long-term debt with the offsetting receivable classified in other current assets at December 31, 2001, were repaid as scheduled by Park Place in June 2002. The $325 million 7% Senior Notes due 2004 remain in our 2002 debt balance and a receivable from Park Place in an equal amount is included in our 2002 consolidated balance sheet. We remain obligated to make any payment Park Place fails to make under these notes.

        Our 5% convertible subordinated notes due 2006 are convertible at any time into our common stock at a conversion price of $22.17 per share. However, the market price of our common stock was substantially below the conversion price as of December 31, 2002.

        In November 2002, we entered into a derivative contract which swaps the fixed interest payments on our $375 million 7.95% Senior Notes due 2007 to a floating interest rate equal to six-month LIBOR plus 415 basis points.In connection with our $100 million 7.43% bonds due 2009 denominated in Chilean pesos, we have a derivative contract which swaps the principal payment to a fixed U.S. dollar amount of $100 million with fixed interest payments at 7.65% of that amount. We also have a derivative contract which swaps the floating rate mortgage of one of our majority owned hotels, which had a principal balance of $36 million at December 31, 2002, to a fixed interest rate. As of December 31, 2002, approximately 27% of our long-term debt (excluding the Park Place allocated debt and including the impact of interest rate swaps) was floating rate debt.

        Provisions under various loan agreements require us to comply with certain covenants which include limiting the amount of outstanding indebtedness. Our revolving credit facilities contain two significant financial covenants: a leverage ratio and a debt service coverage ratio. We are in compliance with our loan covenants as of December 31, 2002.

FINANCIAL INSTRUMENTS

        The estimated fair values of our financial instruments at December 31, 2001 and 2002 are as follows:

	2001		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Cash and equivalents and long-term marketable securities	$64	64	75	75
Timeshare notes receivable (including current portion)	177	184	96	100
Other notes receivable (including current portion)	88	89	73	74
Long-term debt (including current maturities)	(5,315)	(5,196)	(4,565)	(4,571)
Derivative instruments	(2)	(2)	(2)	(2)

Cash Equivalents and Long-Term Marketable Securities

        The fair value of cash equivalents and long-term marketable securities is estimated based on the quoted market price of the investments.

Timeshare and Other Notes Receivable

        The estimated fair value of timeshare and other notes receivable is based on recent market prices or the expected future cash flows discounted at risk adjusted rates.

Long-Term Debt

        The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Derivative Instruments

        The fair value of derivative instruments is based on the present value of estimated future cash flow, including the use of foreign currency forward exchange rates, as appropriate.

INCOME TAXES

        The provisions for income taxes for the three years ended December 31 are as follows:

	2000	2001	2002
	(in millions)
Current
Federal	$169	83	129
State, foreign and local	33	34	20

	202	117	149
Deferred	(2)	(40)	(68)

Total	$200	77	81

        During 2000, 2001 and 2002, we paid income taxes of $138 million, $150 million and $58 million, respectively, net of refunds received.

        The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 2001 and 2002 are as follows:

	2001	2002
	(in millions)
Deferred tax assets
Compensation	$88	88
Deferred income	30	15
Insurance	34	34
Business combination expense	5	1
Foreign taxes	2	—
Franchise system funds	4	13
Reserves	7	3
NOL carryforwards, expiring 2005 to 2008	2	1
Capital loss carryforward, expiring 2006	47	47

	219	202
Valuation allowance	(51)	(52)

	168	150

Deferred tax liabilities
Basis difference	(243)	(213)
Property	(213)	(224)
Investments	(123)	(84)
Brand value	(390)	(390)
Other	(9)	(3)

	(978)	(914)

Net deferred tax liability	$(810)	(764)

        The reconciliations of the Federal income tax rate to our effective tax rate for the three years ended December 31 are as follows:

	2000	2001	2002
Federal income tax rate	35.0%	35.0	35.0
Increase (reduction) in taxes
State and local income taxes, net of Federal tax benefits	4.2	3.9	1.5
Foreign taxes, net	2.3	3.1	2.0
Goodwill	2.4	4.7	—
Federal income tax credits	(2.7)	(4.4)	(2.9)
Disposition of Red Lion Hotels, Inc. stock	—	(13.4)	—
Change in deferred tax asset valuation allowance	—	—	(8.4)
Other	.6	1.9	1.2

Effective tax rate	41.8%	30.8	28.4

        Our tax provision, deferred taxes and effective rate in 2002 were impacted by asset sales, which generated capital gains for tax purposes, enabling us to utilize capital loss tax carryforwards generated by the Red Lion sale in 2001. The reduction of the valuation allowance for capital loss tax carryforwards and the reversal of book deferred tax balances no longer required resulted in a reduction of the tax provision and effective rate in 2002. Also in 2002, our tax provision, deferred taxes and effective rate were impacted by higher than expected utilization of capital loss tax carryforwards on our 2001 Federal tax return. This reduction in the valuation allowance for capital loss tax carryforwards also resulted in a reduction of the tax provision and effective rate for 2002. Excluding the impact of asset sales and the impact of the higher utilization of capital loss tax carryforwards on our 2002 Federal tax return, our effective rate in 2002 was 37.3%.

        Capital loss tax carryforwards available to offset future capital gains are recorded as deferred tax assets and are fully reserved until evidence indicates it is more likely than not that the benefit will be realized. The deferred tax assets related to capital loss tax carryforwards are fully reserved at December 31, 2002.

        Our tax provision, deferred taxes and effective rate in 2001 were impacted by the sale of the Red Lion Hotels, Inc. capital stock on December 31, 2001. The sale resulted in a large capital loss for tax purposes. A portion of the capital loss was carried back to offset capital gains recorded in prior years, resulting in a reduction of the tax provision and effective tax rate in 2001. Excluding the impact of the Red Lion sale, our effective tax rate in 2001 was 42.5%.

STOCKHOLDERS' EQUITY

        Five hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 379 million and 384 million were issued at December 31, 2001 and 2002, respectively, including treasury shares of ten million in 2001 and eight million in 2002. We have 25 million shares of preferred stock with a par value of $1.00 per share authorized for issuance. No preferred shares were issued or outstanding at December 31, 2001 and 2002.

        To reflect the spin-off of Park Place, the book value of net assets of our discontinued gaming operations as of December 31, 1998 was charged against our retained earnings and additional paid-in capital. During 2000, spin-off adjustments totaling $8 million were recorded through retained earnings.

        Our Board of Directors has approved our repurchase of up to 20 million shares of our common stock pursuant to a stock repurchase program. The timing of stock purchases are made at the discretion of management. There were no shares repurchased during 2000, 2001 or 2002. As of December 31, 2002, 9.3 million shares remained authorized for repurchase under this authority.

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

STOCK PLANS

        At December 31, 2002, 55 million shares of common stock were reserved for the exercise of options under our stock incentive plans. Options may be granted to salaried officers, directors and other key employees to purchase our common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The stock incentive plans also permit the granting of Stock Appreciation Rights (SARs). No SARs have been granted as of December 31, 2002.

        A summary of the status of our stock option plans as of December 31, 2000, 2001 and 2002, and changes during the years ending on those dates, is presented below:

	Options Price Range (per share)	Weighted Average Price (per share)	Options Outstanding	Available for Grant
Balance at December 31, 1999	$4.68-27.53	$15.22	22,757,742	10,082,198

Authorized			—	25,000,000
Granted	6.66-15.28	9.20	7,765,000	(7,765,000)
Exercised	4.68-10.48	5.29	(207,400)	—
Cancelled	7.78-20.66	14.92	(2,032,325)	1,738,259

Balance at December 31, 2000	4.68-27.53	13.66	28,283,017	29,055,457

Granted	10.64-12.22	12.20	5,986,300	(5,986,300)
Exercised	4.68-11.08	9.52	(335,206)	—
Cancelled	6.66-20.56	13.66	(1,402,975)	1,218,437

Balance at December 31, 2001	6.66-27.53	13.44	32,531,136	24,287,594

Granted	11.85-13.95	11.86	7,469,400	(7,469,400)
Exercised	6.66-14.84	9.86	(1,455,096)	—
Cancelled	6.66-20.66	12.40	(1,654,675)	1,624,900

Balance at December 31, 2002	$6.66-27.53	$13.33	36,890,765	18,443,094

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.66 - 10.00	5,352,800	6.8	$9.16	2,479,650	$9.16
10.48 - 11.85	8,162,068	8.3	11.74	920,118	10.95
11.88 - 13.14	10,930,425	5.0	12.03	7,168,575	11.94
13.63 - 27.53	12,445,472	5.4	17.31	9,929,952	15.38

$ 6.66 - 27.53	36,890,765	6.1	$13.33	20,498,295	$13.22

        We also have an Employee Stock Purchase Plan by which we are authorized to issue up to two million shares of common stock to our full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase our common stock. Effective January 1, 2003, the Employee Stock Purchase Plan has been suspended indefinitely.

EMPLOYEE BENEFIT PLANS

        We have various employee investment plans whereby we contribute certain percentages of employee contributions. The aggregate expense under these plans totaled $10 million per year in 2000 and 2001 and $11 million in 2002.

        Certain employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $14 million in 2000 and $18 million per year in both 2001 and 2002 for such plans. Information from the plans' administrators is not sufficient to permit us to determine our share, if any, of unfunded vested benefits.

        In addition, many of our non-union employees are covered by a noncontributory retirement plan (Basic Plan). We also have plans covering qualifying employees and non-officer directors (Supplemental Plans). Benefits for all plans are based upon years of service and compensation, as defined. Since December 31, 1996, employees and non-officer directors have not accrued additional benefits under either the Basic or Supplemental Plans. Plan assets will be used to pay benefits due employees for service through this date. As of December 31, 2001 and 2002, these plans have assets of $249 million and $253 million, respectively, and a projected benefit obligation of $248 million and

$257 million, respectively. Accrued pension cost totaled $14 million and $11 million at December 31, 2001 and 2002, respectively. Pension expense under the Basic and Supplemental Plans for the years ended December 31, 2000, 2001 and 2002 was not significant.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

        We terminated our post-retirement life insurance programs effective December 31, 2000. As a result, we recorded an $8 million benefit in the fourth quarter of 2000. The annual cost of these benefits provided prior to termination of the programs was not significant.

SEGMENT INFORMATION

        Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. The Hotel Ownership segment derives revenue primarily from owned, majority owned and leased hotel properties and equity earnings from unconsolidated affiliates (primarily hotel joint ventures). The Managing and Franchising segment provides services including hotel management and licensing of our family of brands to franchisees. This segment generates its revenue from fees charged to hotel owners. The Timeshare segment consists of multi-unit timeshare resorts. This segment produces its results from the sale and financing of timeshare intervals and operating timeshare resorts. Segment results are presented net of consolidating eliminations for fee based services at the operating income level, without allocating corporate expenses, which is the basis used by management to evaluate segment performance.

        Segment results for the three years ended December 31 are as follows:

	2000	2001	2002
	(in millions)
Revenue
Hotel Ownership	$2,930	2,388	2,270
Managing and Franchising	1,295	1,285	1,281
Timeshare	171	320	296

Total revenue	$4,396	3,993	3,847

Operating Income
Hotel Ownership	$716	470	412
Managing and Franchising	302	290	278
Timeshare	30	86	73
Corporate and other unallocated expenses	(218)	(214)	(160)

Total operating income	$830	632	603

        Segment assets as of December 31 are as follows:

	2001	2002
	(in millions)
Assets
Hotel Ownership	$4,542	5,278
Managing and Franchising	668	2,114
Timeshare	333	257
Corporate and other	3,242	699

Total assets	$8,785	8,348

        At December 31, 2002, the Hotel Ownership segment includes goodwill and brand values totaling $617 million and $98 million, respectively, and the Managing and Franchising segment includes goodwill and brand values totaling $656 million and $872 million, respectively. Prior to the adoption of FAS 142 in 2002, goodwill and brands were not allocated among the segments.

LEASES

        We lease hotel properties and land under operating leases. As of December 31, 2002, we leased seven hotels. Our hotel leases require the payment of rent equal to the greater of a minimum rent or percentage rent based on a percentage of revenue or income, and expire through December 2020, with varying renewal options. Our land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue or income. Total rent expense incurred under our leases was $144 million, $57 million and $55 million in 2000, 2001 and 2002, respectively, which included minimum rent payments of $67 million, $36 million and $37 million in 2000, 2001 and 2002, respectively. Minimum lease commitments under noncancelable operating leases total approximately $34 million in 2003, $35 million in 2004, $34 million in 2005, $32 million in 2006 and $30 million in 2007, with an aggregate commitment of $722 million through 2065.

COMMITMENTS AND CONTINGENCIES

        We have established franchise financing programs with third party lenders to support the growth of our Hilton Garden Inn, Homewood Suites by Hilton, Hampton and Embassy Suites hotels. As of December 31, 2002, we have provided guarantees of $53 million on loans outstanding under the programs. In addition, we have guaranteed $60 million of debt and other obligations of unconsolidated affiliates and third parties, bringing our total guarantees to approximately $113 million. Our outstanding guarantees have terms of one to ten years. We also have commitments under letters of credit totaling $61 million as of December 31, 2002. We believe it is unlikely that material payments will be required under these agreements.

        In addition, we remain a guarantor on 12 operating leases sold to WestCoast Hospitality Corporation as part of the Red Lion sale on December 31, 2001. However, we have entered into an indemnification and reimbursement agreement with WestCoast, which requires WestCoast to reimburse us for any costs and expenses incurred in connection with the guarantee. The minimum lease commitment under these 12 operating leases totals approximately $5 million annually through 2020.

        We have also provided performance guarantees to certain owners of hotels we operate under management contracts. Most of these guarantees allow us to terminate the contract rather than fund shortfalls if specified performance levels are not achieved. In limited cases, we are obligated to fund performance shortfalls. At December 31, 2002, we have two contracts containing performance guarantees with possible cash outlays totaling approximately $215 million through 2012. Funding under these performance guarantees was not significant in 2002. We anticipate that the future operating performance levels of these hotels will be substantially achieved, therefore funding under these guarantees is expected to be limited. In addition, we do not anticipate losing any significant management contracts in 2003.

        Our consolidated financial statements at December 31, 2002 do not include any liabilities for potential obligations under our outstanding guarantees. Under certain circumstances, we may be obligated to provide additional guarantees or letters of credit totaling $76 million, including future construction loan guarantees of an unconsolidated joint venture totaling $43 million at December 31, 2002.

        At December 31, 2002, we had contractual commitments of approximately $51 million for construction and renovation projects at certain owned and majority owned properties.

        We are subject to litigation in the ordinary course of our business. Management believes the resolution of pending lawsuits will not have a material adverse effect on our financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Hilton Hotels Corporation:

        We have audited the accompanying consolidated balance sheet of Hilton Hotels Corporation, a Delaware corporation, and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations and whose report dated January 29, 2002 expressed an unqualified opinion on those statements before the revisions described in the "Summary of Significant Accounting Policies—New Accounting Standards" note to the consolidated financial statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States.

        As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the two-year period then ended were audited by other auditors who have ceased operations. These financial statements have been revised to include the following:

  •
  As described in the "Summary of Significant Accounting Policies—New Accounting Standards" note to the consolidated financial statements, these financial statements have been revised to gross-up revenue and expenses for reimbursable costs incurred on behalf of managed hotel properties and franchisees in accordance with Emerging Issues Task Force Issue No. 01-14. We audited the adjustments described in the aforementioned footnote that were applied to revise the 2001 and 2000 statements of operations. In our opinion, such adjustments are appropriate and have been properly applied.

  •
  As described in the "Summary of Significant Accounting Policies—New Accounting Standards" note to the consolidated financial statements, the notes to the financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in the aforementioned footnote with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 are appropriate.

        However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such revisions and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP
Los Angeles, California
January 27, 2003

PREDECESSOR AUDITOR'S REPORT

        THIS REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP, NOR HAS ARTHUR ANDERSEN LLP PROVIDED ITS CONSENT TO THE INCLUSION OF THEIR REPORT IN OUR FORM 10-K.

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

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Los Angeles, California
January 29, 2002

SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

Quarterly Financial Data

	1st Quarter		2nd Quarter	3rd Quarter	4th Quarter	Total
	(in millions, except per share amounts)
2002
Revenue		$921	1,035	934	957	3,847
Operating income		137	203	127	136	603
Net income		34	76	48	40	198
Basic EPS	$	..09	..20	..13	..11	..53

Diluted EPS		$.09	.20	.13	.11	.53

2001
Revenue		$1,070	1,094	942	887	3,993
Operating income		188	238	127	79	632
Net income		55	86	21	4	166
Basic EPS	$	..15	..23	..06	..01	..45

Diluted EPS		$.15	.23	.06	.01	.45

        As of December 31, 2002 there were approximately 16,000 stockholders of record.

SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

General Information

	Year ended December 31,
	2000	2001	2002
Reconciliation of EBITDA to operating income (in millions):
EBITDA(1)	$1,271	1,072	990
Depreciation and amortization(2)	(405)	(415)	(375)
Pre-opening expense	(4)	(3)	(1)
Non-cash items	—	(7)	(2)
Operating interest and dividend income	(32)	(15)	(9)

Operating income	$830	632	603

Year ended December 31, 2002	Occupancy	Average Rate	RevPAR
Comparable System-Wide Statistical Information(3)
Hilton	68.1%	$127.16	$86.61
Change from prior year	.7 pts	(3.5)%	(2.6)%
Hilton Garden Inn	66.1%	$96.87	$64.07
Change from prior year	2.1 pts	(4.3)%	(1.1)%
Doubletree	66.1%	$101.01	$66.76
Change from prior year	(.5) pts	(4.8)%	(5.5)%
Embassy Suites	69.3%	$120.00	$83.18
Change from prior year	1.3 pts	(4.9)%	(3.0)%
Homewood Suites by Hilton	72.7%	$94.30	$68.53
Change from prior year	1.8 pts	(4.6)%	(2.2)%
Hampton	67.1%	$77.01	$51.66
Change from prior year	.4 pts	(.3)%	.4%
Other	61.3%	$124.87	$76.49
Change from prior year	1.6 pts	(10.0)%	(7.6)%

(1)
We use EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items) as a supplemental measure of performance because we believe it gives the reader a more complete understanding of our operating results before the impact of investing and financing transactions. Non-cash items, such as asset write-downs and impairment losses, are also excluded from EBITDA, as these items do not impact operating results on a recurring basis. EBITDA and EBITDA margins are among the more significant factors in management's evaluation of company-wide and individual property performance. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income.

  EBITDA should not be considered as an alternative to any measure of operating results as promulgated under accounting principles generally accepted in the United States (such as operating income or net income), nor should it be considered as an indicator of our overall financial performance. EBITDA does not fully consider the impact of investing or financing transactions as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of results. Additionally, our method of calculating EBITDA may be different from the method used by other companies and therefore comparability may be limited.

(2)
Includes proportionate share of unconsolidated affiliates.

(3)
Statistics are for comparable hotels, and include only those hotels in the system as of December 31, 2002 and owned, operated or franchised by us since January 1, 2001.

FIVE YEAR SUMMARY

	Year ended December 31,
	1998	1999	2000	2001	2002
	(dollars in millions, except per share amounts)
Operating Data
Revenue	$1,907	2,343	4,396	3,993	3,847
Income
Income from continuing operations	$188	176	272	166	198
Discontinued gaming operations	109	—	—	—	—
Cumulative effect of accounting change	—	(2)	—	—	—

Net income	$297	174	272	166	198

Basic Earnings Per Share
Income from continuing operations	$.71	.66	.74	.45	.53
Discontinued gaming operations	.44	—	—	—	—
Cumulative effect of accounting change	—	(.01)	—	—	—

Net income	$1.15	.65	.74	.45	.53

Diluted Earnings Per Share
Income from continuing operations	$.71	.66	.73	.45	.53
Discontinued gaming operations	.41	—	—	—	—
Cumulative effect of accounting change	—	(.01)	—	—	—

Net income	$1.12	.65	.73	.45	.53

Cash Dividends Per Common Share	$.32	.08	.08	.08	.08
Other Information
Number of Properties at Year End
Owned(1)	32	85	78	65	63
Leased	—	74	73	9	7
Joint venture	5	56	61	65	65
Managed	24	185	191	210	201
Franchised	188	1,352	1,492	1,612	1,721
Timeshare	20	27	25	25	27

Total	269	1,779	1,920	1,986	2,084

Available Rooms at Year End
Owned(1)	23,341	36,367	35,234	33,536	34,664
Leased	—	12,681	12,602	2,836	2,650
Joint venture	2,421	16,171	18,148	19,604	19,093
Managed	14,690	51,979	51,122	53,776	52,004
Franchised	46,562	183,081	200,717	214,824	225,588
Timeshare	1,359	2,924	2,815	2,911	3,117

Total	88,373	303,203	320,638	327,487	337,116

(1)
Includes majority owned and controlled hotels.

QuickLinks

  Exhibit 13